CADWALADER

Cadwalader, Wickersham & Taft LLP
New York London Charlotte Washington Beijing

1201 F Street, N.W., Washington, DC 20004
Tel 202 862 2200 Fax 202 862 2400
www.cadwalader.com

December 4, 2006

BY HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Re: Aristocrat Leisure Limited - File number 82-34870
Submission of information pursuant to Rule 12g3-2(b)(1)(iii)
under the Securities Exchange Act of 1934

Dear Sir or Madam:

This letter is being furnished to the U.S. Securities and Exchange Commission (the "***SEC***") on behalf of Aristocrat Leisure Limited, a company incorporated under the laws of the Commonwealth of Australia (the "***Company***"), in connection with the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), afforded to foreign private issuers eligible pursuant to Rule 12g-3-2(b) under the Exchange Act.

The Company hereby furnishes to the SEC the information required by Rule 12g3-2(b)(1)(iii), which consists of the information that the Company made public pursuant to the laws of the Australia, filed with the Australian Stock Exchange, or distributed to security holders for the period from July 1, 2006 through September 30, 2006. This letter supplements the letter dated October 3, 2006, whereby the Company furnished to the SEC information filed or distributed to security holders for the monthly periods of August and September 2006 and inadvertently omitted information filed or distributed to security holders for the monthly period of July 2006.

If you have any questions or require any additional information, please contact the undersigned, Diana de Brito, Cadwalader, Wickersham & Taft LLP, at 202-862-2409, or John Carr-Gregg, Company Secretary, Aristocrat Leisure Limited, at (+61 2) 9413-6666 or email carr-gregg@ali.com.au.

Diana R. de Brito Tel 202 862 2409 Fax 202 862 2400 diana.debrito@cwt.com

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter.

Sincerely,

Diana de Brito
Enclosures

cc: Mr. John Carr-Gregg, Company Secretary

Documents lodged with the Australian Stock Exchange

Tab	Date	Announcement
1	7/6/2006	Appendix 3E Daily Share Buy Back Notice
2	7/7/2006	Appendix 3E Daily Share Buy Back Notice
3	7/12/2006	Appendix 3B New Issue Announcement
4	7/17/2006	Appendix 3E Daily Share Buy Back Notice
5	7/19/2006	Appendix 3E Daily Share Buy Back Notice
6	7/20/2006	Appendix 3E Daily Share Buy Back Notice
7	7/21/2006	Appendix 3E Daily Share Buy Back Notice
8	7/24/2006	Appendix 3E Daily Share Buy Back Notice
9	7/25/2006	Appendix 3E Daily Share Buy Back Notice
10	7/26/2006	Appendix 3E Daily Share Buy Back Notice
11	7/27/2006	Appendix 3E Daily Share Buy Back Notice
12	7/28/2006	Appendix 3E Daily Share Buy Back Notice
13	8/01/2006	Appendix 3E Daily Share Buy Back Notice
14	8/10/2006	Convertible Bond Update
15	8/22/2006	CEO/CFO Presentation Transcript
16	8/22/2006	Appendix 4D Half Year Report
17	8/22/2006	Announcement of Half Year Results
18	8/22/2006	Management Discussion and Analysis
19	8/22/2006	Presentation to Analysts and Investors
20	8/23/2006	Appointment of New President of Americas Business
21	8/24/2006	Appendix 3E Daily Share Buy-Back Notice
22	8/25/2006	Appendix 3E Daily Share Buy-Back Notice
23	8/25/2006	Ex-Dividend Date
24	8/28/2006	Appendix 3E Daily Share Buy-Back Notice
25	8/29/2006	Appendix 3E Daily Share Buy-Back Notice
26	8/29/2006	Appendix 3Y Change of Director's Interest Notice
27	8/29/2006	Appendix 3Y Change of Director's Interest Notice
28	8/30/2006	Appendix 3E Daily Share Buy-Back Notice
29	9/19/2006	Amended Dividend Reinvestment Plan Rules
30	9/19/2006	Half Year Dividend Insert Letter
31	9/19/2006	Half Year Report
32	9/20/2006	Aristocrat Acquires Further Interest in PokerTek, Inc.
33	9/27/2006	Aristocrat Enters into Agreement to Acquire Further Interest in PokerTek, Inc.

Documents lodged with the Australian Securities Investment Corporation

Tab	Date	Announcement
1	7/4/2006	Form 605 Notice of Ceasing to be a Substantial Holder
2	7/12/2006	Form 484 Change to Company Details
3	7/21/2006	Form 604 Change in Substantial Holder
4	7/28/2006	Form 484 Change to Company Details
5	8/16/2006	Form 484 Change to Company Details
6	8/29/2006	Form 604 Change in Substantial Holder
7	9/12/2006	Form 484 Change to Company Details
8	9/28/2006	Form 603 Notice of Initial Substantial Holder



SECURITIES AND EXCHANGE COMMISSION

on behalf

of

ARISTOCRAT LEISURE LIMITED

Documents lodged with the Australian Stock Exchange

Tab	Date	Announcement
1	7/6/2006	Appendix 3E Daily Share Buy Back Notice
2	7/7/2006	Appendix 3E Daily Share Buy Back Notice
3	7/12/2006	Appendix 3B New Issue Announcement
4	7/17/2006	Appendix 3E Daily Share Buy Back Notice
5	7/19/2006	Appendix 3E Daily Share Buy Back Notice
6	7/20/2006	Appendix 3E Daily Share Buy Back Notice
7	7/21/2006	Appendix 3E Daily Share Buy Back Notice
8	7/24/2006	Appendix 3E Daily Share Buy Back Notice
9	7/25/2006	Appendix 3E Daily Share Buy Back Notice
10	7/26/2006	Appendix 3E Daily Share Buy Back Notice
11	7/27/2006	Appendix 3E Daily Share Buy Back Notice
12	7/28/2006	Appendix 3E Daily Share Buy Back Notice
13	8/01/2006	Appendix 3E Daily Share Buy Back Notice
14	8/10/2006	Convertible Bond Update
15	8/22/2006	CEO/CFO Presentation Transcript
16	8/22/2006	Appendix 4D Half Year Report
17	8/22/2006	Announcement of Half Year Results
18	8/22/2006	Management Discussion and Analysis
19	8/22/2006	Presentation to Analysts and Investors
20	8/23/2006	Appointment of New President of Americas Business
21	8/24/2006	Appendix 3E Daily Share Buy-Back Notice
22	8/25/2006	Appendix 3E Daily Share Buy-Back Notice
23	8/25/2006	Ex-Dividend Date
24	8/28/2006	Appendix 3E Daily Share Buy-Back Notice
25	8/29/2006	Appendix 3E Daily Share Buy-Back Notice
26	8/29/2006	Appendix 3Y Change of Director's Interest Notice
27	8/29/2006	Appendix 3Y Change of Director's Interest Notice
28	8/30/2006	Appendix 3E Daily Share Buy-Back Notice
29	9/19/2006	Amended Dividend Reinvestment Plan Rules
30	9/19/2006	Half Year Dividend Insert Letter
31	9/19/2006	Half Year Report
32	9/20/2006	Aristocrat Acquires Further Interest in PokerTek, Inc.
33	9/27/2006	Aristocrat Enters into Agreement to Acquire Further Interest in PokerTek, Inc.



Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 NOVEMBER 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,554,379	50,000
4	Total consideration paid or payable for the shares	$30,488,822	$643,278

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$12.90	highest price paid:	$12.90
	date:	3/07/06		
	lowest price paid:	$11.50	lowest price paid:	$12.76
	date:	19/01/06		
			highest price allowed under rule 7.33:	$13.34

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 06 July 2006
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 NOVEMBER 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,604,379	50,000
4	Total consideration paid or payable for the shares	$31,132,100	$628,619

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $12.90 date: 3/07/06 lowest price paid: $11.50 date: 19/01/06	highest price paid: $12.75 lowest price paid: $12.42 highest price allowed under rule 7.33: $13.44

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 07 July 2006
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

ARISTOCRAT LEISURE LIMITED

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	FULLY PAID ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	90,455
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID ORDINARY SHARES

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$12.637 PER SHARE
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	SHARES ISSUED PURSUANT TO ARISTOCRAT'S GENERAL EMPLOYEE SHARE PLAN ANNUAL SHARE OFFER
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 JUNE 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	469,097,715 (INCLUDES 90,455 SHARES REFERRED TO ABOVE)	ORDINARY SHARES

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*Including* the securities in clause 2 if applicable)	1,812,500	UNQUOTED EXECUTIVE OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	SAME AS FOR FULLY PAID ORDINARY SHARES IN THE COMPANY

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	NOT APPLICABLE
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	NOT APPLICABLE
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 12 July 2006
(Director/Company secretary)

Print name: JOHN CARR-GREGG

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 NOVEMBER 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,654,379	50,000
4	Total consideration paid or payable for the shares	$31,760,719	$605,145

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$12.90	highest price paid:	$12.18
	date:	3/07/2006		
	lowest price paid:	$11.50	lowest price paid:	$12.01
	date:	19/01/2006		
			highest price allowed under rule 7.33:	$13.07

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 17 July 2006
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.



Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 NOVEMBER 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,704,379	50,000
4	Total consideration paid or payable for the shares	$32,365,864	$611,550

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $12.90 date: 3/07/2006 lowest price paid: $11.50 date: 19/01/2006	highest price paid: $12.25 lowest price paid: $12.21 highest price allowed under rule 7.33: $12.88

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 19 July 2006
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 NOVEMBER 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,754,379	50,000
4	Total consideration paid or payable for the shares	$32,977,414	$607,910

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $12.90 date: 3/07/2006 lowest price paid: $11.50 date: 19/01/2006	highest price paid: $12.21 lowest price paid: $12.10 highest price allowed under rule 7.33: $12.81

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 20 July 2006
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 NOVEMBER 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,804,379	50,000
4	Total consideration paid or payable for the shares	$33,585,324	$598,375

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $12.90 date: 3/07/2006 lowest price paid: $11.50 date: 19/01/2006	highest price paid: $12.00 lowest price paid: $11.94 highest price allowed under rule 7.33: $12.75

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 21 July 2006
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 NOVEMBER 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,854,379	50,000
4	Total consideration paid or payable for the shares	$34,183,699	$588,750

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $12.90 date: 3/07/2006 lowest price paid: $11.50 date: 19/01/2006	highest price paid: $11.90 lowest price paid: $11.70 highest price allowed under rule 7.33: $12.68

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 24 July 2006
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 NOVEMBER 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,904,379	50,000
4	Total consideration paid or payable for the shares	$34,772,449	$580,676

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $12.90 date: 3/07/06 lowest price paid: $11.50 date: 19/01/06	highest price paid: $11.73 lowest price paid: $11.56 highest price allowed under rule 7.33: $12.62

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 25 July 2006
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 NOVEMBER 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,954,379	50,000
4	Total consideration paid or payable for the shares	$35,353,125	$595,701

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $12.90 date: 3/07/06 lowest price paid: $11.50 date: 19/01/06	highest price paid: $11.95 lowest price paid: $11.89 highest price allowed under rule 7.33: $12.55

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 26 July 2006
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 NOVEMBER 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	3,004,379	50,000
4	Total consideration paid or payable for the shares	$35,948,826	$591,501

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $12.90 date: 3/07/06 lowest price paid: $11.50 date: 19/01/06	highest price paid: $11.90 lowest price paid: $11.78 highest price allowed under rule 7.33: $12.48

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 27 July 2006
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 NOVEMBER 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	3,054,379	50,000
4	Total consideration paid or payable for the shares	$36,540,327	$591,557

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $12.90 date: 3/07/06 lowest price paid: $11.50 date: 19/01/06	highest price paid: $11.89 lowest price paid: $11.76 highest price allowed under rule 7.33: $12.41

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 28 July 2006
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 NOVEMBER 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	3,104,379	50,000
4	Total consideration paid or payable for the shares	$37,131,884	$606,179

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$12.90	highest price paid:	$12.20
	date:	3/07/06		
	lowest price paid:	$11.50	lowest price paid:	$12.09
	date:	19/01/06		
			highest price allowed under rule 7.33:	$12.45

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back

The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 01 August 2006
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.


ARISTOCRAT

CONVERTIBLE BOND UPDATE

Sydney, 10 August 2006

Aristocrat Leisure Limited (ASX:ALL) ("Aristocrat") announced today that the holders of approximately 81% of the convertible bonds which are the subject of litigation have entered into a "Receipt and Release Agreement" pursuant to which the Company will pay USD104.7 million to those holders, representing an amount equal to their respective pro rata shares of the principal amount of the Bonds.

The Agreement provides that no further interest is payable on the USD104.7 million following its receipt and that the agreement is otherwise without prejudice to any party's litigating position. The payment of USD104.7 million is expected to be made over the next seven New York business days.

As previously advised, the Company intends to appeal the decisions made by Judge Leisure on 12 August 2005 and 30 May 2006 to the extent they are adverse to the Company.

Details of the litigation appear in Note 23 (iii) of Aristocrat's 2005 Financial Statements (page 93 of the 2005 Annual Report).

Enquiries

Financial: Simon Kelly (612) 9413 6601
Chief Financial Officer

Media: Tim Allerton (61) (0) 412 715 707
City Public Relations

Aristocrat Leisure Limited is a leading global entertainment company, which provides a comprehensive range of gaming solutions to entertainment venues around the world. The Company is licensed by over two hundred regulators and its products and services are available in over ninety countries around the world.

GOOD MORNING, LADIES AND GENTLEMEN.

THANK YOU FOR JOINING US TODAY.

MY NAME IS PAUL ONEILE AND I AM THE CHIEF EXECUTIVE OFFICER AND MANAGING DIRECTOR OF ARISTOCRAT.

IT IS MY PLEASURE TO WELCOME YOU TO THIS PRESENTATION OF ARISTOCRAT'S 2006 HALF YEAR RESULTS.

WITH ME IS SIMON KELLY, THE COMPANY'S CHIEF FINANCIAL OFFICER, WHO WILL TAKE YOU THROUGH THE FINANCIAL DETAILS OF THE RESULTS SHORTLY.

AT THE ANNUAL GENERAL MEETING IN MAY, I ANNOUNCED THAT WE EXPECTED TO REPORT HALF YEAR RESULTS BROADLY IN LINE WITH THE PRIOR CORRESPONDING PERIOD.

THE FIRST HALF OF 2005 WAS A RECORD RESULT WITH PROFIT AFTER TAX INCREASING TO $101 MILLION, A 215% IMPROVEMENT ON THE PREVIOUS YEAR.

I AM PLEASED TO ANNOUNCE THAT THE RESULT FOR THE FIRST HALF OF 2006 IS IN LINE WITH OUR EARLIER EXPECTATIONS AND IS, IN ITSELF ANOTHER RECORD FIRST HALF.

ALTHOUGH THIS RESULT IS PLEASING GIVEN THE DIFFICULT TRADING CONDITIONS ENCOUNTERED IN JAPAN, I AM DISAPPOINTED THAT THE JAPANESE REGULATORY CHANGE HAS PROVEN TO BE SO DIFFICULT FOR THE ENTIRE INDUSTRY.

IN MAY, I REPORTED THAT WE WERE EXPECTING A FALL IN SEGMENT PROFIT FROM THE JAPANESE BUSINESS OF APPROXIMATELY $30 MILLION.

IN LINE WITH OUR EXPECTATIONS, THE FINAL RESULTS SHOW THAT THE JAPANESE BUSINESS RECORDED A LOSS OF $9.6 MILLION, COMPARED WITH A $22 MILLION PROFIT IN THE FIRST HALF OF 2005.
OVERALL THE RESULT ANNOUNCED TODAY DEMONSTRATES THE STRENGTH OF THE COMPANY'S GLOBAL BUSINESSES AND THE MOMENTUM WE HAVE IN GROWTH MARKETS.

TURNING TO THE SUMMARY OF RESULTS, PROFIT AFTER TAX FOR THE HALF WAS $104.7 MILLION, UP 2.9% ON THE CORRESPONDING PERIOD LAST YEAR.

REVENUE OF $496 MILLION WAS DOWN 5.6%.

NOTWITHSTANDING AN $82 MILLION DECLINE IN REVENUE IN JAPAN, THE COMPANY'S INTERNATIONAL BUSINESSES ACCOUNTED FOR 77% OF SEGMENT REVENUE.

WHILE CASH FLOW APPEARS LOWER, AFTER ADJUSTING FOR ONE-OFF TIMING DIFFERENCES, AS SIMON WILL EXPLAIN, UNDERLYING OPERATING CASH FLOW REMAINS VERY STRONG.

WE HAVE TODAY ANNOUNCED A 20% INCREASE IN OUR INTERIM DIVIDEND TO 12 CENTS PER SHARE. THIS DIVIDEND IS FULLY FRANKED.

DURING THIS YEAR, WE HAVE SIGNIFICANTLY INCREASED OUR INVESTMENT IN RESEARCH AND DEVELOPMENT, WITH AN ADDITIONAL $14 MILLION REPRESENTING A 48% INCREASE, BEING SPENT ON OUR GAME OUTPUT, SYSTEMS CAPABILITY AND FUTURE TECHNOLOGICAL ADVANCES SUCH AS DOWNLOADABLE AND SERVER BASED GAMING.

WE HAVE COMPLETED A NUMBER OF STRATEGIC ACQUISITIONS DURING THE HALF NAMELY A 50% INTEREST IN ELEKTRONCEK, THE PURCHASE OF ESSNET INTERACTIVE WHICH NOW TRADES AS ACE INTERACTIVE, AND AN INTEREST IN POKERTEK. I BELIEVE THAT THESE ARE KEY STRATEGIC INVESTMENTS WHICH POSITION US WELL FOR FUTURE DEVELOPMENTS IN THE GLOBAL GAMING ARENA.

I WILL NOW HAND OVER TO SIMON FOR A REVIEW OF OUR FINANCIAL PERFORMANCE AFTER WHICH I WILL DISCUSS THE RESULTS OF OUR KEY SEGMENTS, OUR STRATEGIC FRAMEWORK AND GROWTH OPPORTUNITIES IN MORE DETAIL.

THANK YOU PAUL...AND GOOD MORNING.

AS PAUL MENTIONED, I PROPOSE TO TAKE YOU THROUGH AN ANALYSIS OF OUR FINANCIAL RESULTS AS AT 30 JUNE 2006.

FIRSTLY, I WOULD LIKE TO TALK ABOUT THE DETAILED PROFIT AND LOSS.

TOTAL REVENUE FELL BY 5.6%, PRIMARILY DRIVEN BY AN $82 MILLION DECLINE IN JAPAN. EXCLUDING JAPAN, ON A MANAGEMENT BASIS, REVENUE GROWTH WAS 17.5%.

THE OVERALL REVENUE RESULT REFLECTS SOME SIGNIFICANT UNDERLYING CHANGES IN REGIONAL RESULTS. IN ADDITION TO THE DECLINE IN JAPAN, AUSTRALIA AND NEW ZEALAND ALSO RECORDED REVENUE FALLS. OTHER THAN THESE THREE MARKETS, WHICH ARE ARGUABLY THE MOST MATURE IN THE WORLD, ALL BUSINESS SEGMENTS RECORDED SIGNIFICANT TRADING REVENUE GROWTH.

GROSS PROFIT IMPROVED BY 3.4 PERCENTAGE POINTS TO 56.3%, OUR SIXTH SUCCESSIVE REPORTING PERIOD OF MARGIN GROWTH.

EXPENSES WERE UP 8.6% IN REPORTED TERMS, ALTHOUGH THIS REFLECTS A NUMBER OF SIGNIFICANT OFFSETTING IMPACTS, INCLUDING:

- A $14 MILLION INCREASE IN RESEARCH AND DEVELOPMENT COSTS AS PAUL HAS ALREADY MENTIONED;

- THE RECOGNITION OF A $6.0 MILLION EXPENSE ASSOCIATED WITH INTER-GROUP LOANS RELATED TO THE COMPANY'S CONVERTIBLE BONDS. THIS NON-CASH ACCOUNTING ADJUSTMENT IS REQUIRED UNDER INTERNATIONAL ACCOUNTING STANDARDS ON THE REALISATION OF AMOUNTS HELD IN THE FOREIGN CURRENCY TRANSLATION RESERVE; OFFSET BY;

- LOWER LEGAL COSTS, IN LINE WITH THE EXPECTATIONS WE DISCUSSED AT THE TIME OF OUR FULL YEAR RESULTS; AND

- A DECREASE IN JAPANESE AGENTS' COMMISSIONS DUE TO LOWER SALES IN THAT REGION.

EXCLUDING THESE AMOUNTS, EXPENSES INCREASED 7% DUE TO INCREASED INFRASTRUCTURE COSTS ASSOCIATED WITH BUILDING OUR CAPABILITY TO EXECUTE OPPORTUNITIES AS THEY ARISE.

THE SHARE OF ASSOCIATE PROFIT AFTER TAX REPRESENTS OUR 50% OWNERSHIP INTEREST IN THE POST TAX PROFIT OF THE ELEKTRONCEK BUSINESS SINCE THE DATE OF ACQUISITION.

EBIT AT $146 MILLION IS FLAT WITH THE PRIOR CORRESPONDING PERIOD, DESPITE A $31 MILLION TURNAROUND IN JAPANESE PROFITABILITY. THIS REPRESENTS 29.5% OF REVENUE COMPARED WITH 27.8% IN THE PRIOR YEAR.

I WILL RUN THROUGH A MORE DETAILED RECONCILIATION OF PERIOD-ON-PERIOD EBIT IN A MOMENT.

THE EFFECTIVE TAX RATE OF 28% IS LOWER THAN THE 2005 HALF YEAR OF 32%, PRIMARILY AS A RESULT OF THE IMPACT OF TAX LOSSES INCURRED IN JAPAN, WHERE MARGINAL TAX RATES ARE 42% AND THE TAX DEDUCTIBILITY OF SHARE BASED PAYMENTS, GIVEN WE ARE NOW ACQUIRING THESE SHARES ON-MARKET.

ASSUMING A RETURN TO THE PRIOR YEAR LEVEL OF CONTRIBUTION FROM JAPAN, THE PRIOR PERIOD EFFECTIVE TAX RATE OF 32% IS MORE INDICATIVE OF THE LIKELY AVERAGE RATE OVER TIME, PRIOR

TO THE IMPACT OF ANY OVERSEAS DIVIDEND WITHHOLDING TAX LEAKAGE.

THE PROFIT AFTER TAX OF $105 MILLION REPRESENTS A MARGINAL INCREASE OF 2.9% OVER THE PRIOR CORRESPONDING PERIOD AND ANOTHER RECORD FIRST HALF.

THIS OVERALL RESULT WAS IMPACTED BY TWO ONE-OFF ITEMS – THE $6.0 MILLION FOREIGN CURRENCY TRANSLATION RESERVE EXPENSE I HAVE ALREADY MENTIONED AND THE RECOGNITION OF A $6.2 MILLION PROFIT ON THE SALE OF 28% OF OUR SOUTH AFRICAN BUSINESS.

IN OVERALL TERMS THESE ITEMS EFFECTIVELY NET OFF AT BOTH A PRE AND POST TAX LEVEL.

I WOULD NOW LIKE TO MOVE ON AND DEMONSTRATE THE KEY DRIVERS OF THE CHANGE IN EBIT PERIOD-ON-PERIOD. I WILL COVER OFF THE MAJOR ITEMS ONLY.

THIS CHART RECONCILES 2005 HALF ONE EBIT OF $145 MILLION TO THE $146 MILLION REPORTED IN THE CURRENT PERIOD.

AS USUAL, I HAVE STRIPPED OUT TRANSLATIONAL FOREIGN EXCHANGE IMPACTS FROM INDIVIDUAL COMPONENTS TO SHOW THE UNDERLYING MOVEMENTS IN REVENUE AND COST ELEMENTS.

GIVEN THE SIGNIFICANT IMPACT OF THE PROFIT SHORTFALL IN JAPAN, I HAVE SHOWN THE FULL $31 MILLION EFFECT AS A SINGLE ITEM TO THE LEFT. THE REMAINDER OF ITEMS SHOWN IN THIS RECONCILIATION THEREFORE RELATE TO THE NON-JAPANESE BUSINESS.

YOU WILL NOTE THAT THE MAJOR CONTRIBUTORS TO THE IMPROVEMENT IN RESULTS WERE THE NEXT FOUR COMPONENTS TO THE LEFT, WHICH COLLECTIVELY COMPRISE THE IMPROVEMENT IN GROSS PROFIT.

THE FIRST COMPONENT REPRESENTS THE MARGIN IMPACT OF IMPROVED VOLUMES – THIS CONTRIBUTED AN INCREMENTAL $17 MILLION, WITH REVENUES UP $21 MILLION AND COST OF SALES UP $4 MILLION.

THE LARGEST SINGLE CONTRIBUTOR TO THE VOLUME VARIANCE WAS THE IMPACT OF A HIGHER INSTALLED BASE OF RECURRING REVENUE UNITS, PREDOMINANTLY IN NORTH AMERICA.

IN OVERALL TERMS, PLATFORM SALES DECLINED SLIGHTLY, BUT WERE MORE THAN OFFSET BY HIGHER SOFTWARE SALES.

OTHER THAN IN NORTH AMERICA AND NEW ZEALAND, WHERE VOLUMES DECLINED, ALL SEGMENTS GENERATED VOLUME GROWTH.

MOVING ON, PRICE/MIX CONTRIBUTED $19 MILLION TO EARNINGS. THIS INCREASE PRIMARILY REFLECTS THE IMPACT OF PRICE INCREASES AND OUR PREMIUM PRODUCT FOCUS. THE EFFECTIVE PRICE/MIX INCREASE ON PRODUCT SALES APPROXIMATES 8%.

THE ADVERSE COST OF SALES IMPACT RESULTS FROM AN INCREASED PROPORTION OF PREMIUM PRODUCTS IN THE PRODUCT MIX. WHILE OTHER NET MARGIN IMPACTS OF $6.7 MILLION COMPRISE A NUMBER OF COMPONENTS:

THESE INCLUDE:

- IMPROVEMENTS IN MANUFACTURING PRODUCTION EFFICIENCIES; AND

- LOWER OBSOLESCENCE COSTS.

THE INCREASE IN R&D COSTS REFLECTS OUR COMMITMENT TO ENSURING WE REMAIN AT THE LEADING EDGE OF THE PROVISION OF GAMING SOLUTIONS IN ALL MARKETS IN WHICH WE OPERATE.

AS A PERCENTAGE OF REVENUE, R&D EXPENDITURE ROSE TO 8.5% COMPARED WITH 5.6% IN THE SAME PERIOD LAST YEAR. OVER TIME, HOWEVER WE CONTINUE TO EXPECT R&D EXPENDITURE TO AVERAGE 5% – 6% OF REVENUE.

SELLING, MARKETING, GENERAL AND ADMINISTRATIVE COSTS WERE UP SOME $2.1 MILLION REFLECTING INVESTMENT WE HAVE PUT INTO OUR INFRASTRUCTURE OVER THE PAST 12 MONTHS. MUCH OF THIS HAS BEEN AIMED AT ENSURING WE ARE APPROPRIATELY POSITIONED FOR EXPANSION IN GLOBAL GAMING MARKETS. WE HAVE OVER THAT TIME OPENED UP OFFICES IN MACAU, MOSCOW AND WESTERN CAPE. IN ADDITION, WE HAVE ESTABLISHED DEDICATED RESOURCES IN SINGAPORE AND MANILA, AND HAVE A BUSINESS DEVELOPMENT TEAM FOCUSED ON THE CHINESE MARKET.

WE HAVE ALSO BENEFITTED FROM A REDUCTION IN LEGAL COSTS IN LINE WITH THE EXPECTATIONS WE MENTIONED EARLIER THIS YEAR.

THE NEXT ITEM REPRESENTS OUR SHARE OF THE NET PROFIT OF ELECKTRONCEK WHILE OTHER INCLUDES THE TWO ONE-OFFS I MENTIONED EARLIER TOGETHER WITH A NUMBER OF OTHER INDIVIDUALLY IMMATERIAL ITEMS.

FINALLY, I HAVE STRIPPED OUT TRANSLATIONAL FOREIGN EXCHANGE IMPACTS FROM THE PREVIOUS COMPONENTS. YOU CAN

SEE HERE THE NET IMPACT ON EBIT AMOUNTS TO A FAVOURABLE $4.3 MILLION.

IN CONCLUSION, WHEN YOU STRIP OUT JAPAN, THE STRONG UNDERLYING EBIT IMPROVEMENT REFLECTS A CONTINUATION OF THE KEY DRIVERS THAT I HAVE MENTIONED AT PREVIOUS PRESENTATIONS, NAMELY:

- GLOBAL VOLUME GROWTH;

- IMPROVED PRICING;

- COST EFFICIENCIES, PARTICULARLY IN THE SUPPLY CHAIN; AND

- LEVERAGE OF FIXED COST STRUCTURES.

AT THE SAME TIME, WE CONTINUE TO INVEST IN R&D, INFRASTRUCTURE, SKILLS AND CAPABILITY.

MOVING ON TO LOOK AT THE OVERALL PORTFOLIO OF OUR BUSINESSES AND THEIR RESPECTIVE CONTRIBUTIONS.

THIS CHART SHOWS THE OVERALL MIX OF OUR REVENUE VERSUS THE FIRST HALF OF 2005.

I HAVE ANALYSED OUR REVENUES BASED ON THE DIFFERENT UNDERLYING NATURE AND MATURITY OF THE KEY MARKETS FROM WHICH THEY ARE DERIVED.

IN ESSENCE, THESE MARKETS FALL INTO ONE OF THREE CATEGORIES:

- THOSE THAT ARE MATURE, SUCH AS AUSTRALIA AND NEW ZEALAND, WHERE GROWTH IS CONSTRAINED BY REGULATORY MEASURES AND CAPS ON UNIT NUMBERS;

- THE JAPANESE MARKET WHICH OPERATES ITS OWN UNIQUE STYLE OF GAMING, UNLIKE ANYWHERE ELSE IN THE WORLD; AND

- ALL OTHER MARKETS WHICH HERE I HAVE LABELLED "GROWTH MARKETS" IN RECOGNITION OF THE FACT THAT THESE MARKETS ARE IN DIFFERRING STAGES OF DEVELOPMENT.

THE COMPARISON PERIOD-ON-PERIOD IS OF COURSE DISTORTED BY THE REVENUE DECLINE IN JAPAN, HOWEVER YOU CAN SEE THAT THE BIGGEST SINGLE CHANGE IS THE INCREASE IN THE OVERALL CONTRIBUTION OF THE GROWTH MARKETS SEGMENT WHICH COMPRISED 73% OF THE RESULT.

TURNING NOW TO THE ACTUAL DOLLAR SIZE OF THESE THREE CATEGORIES AND THEIR UNDERLYING GROWTH.

THE DOLLAR CONTRIBUTION TO REVENUE, SEGMENT PROFIT AND PROFIT AFTER TAX OF EACH CATEGORY IS SHOWN HERE BY THE COLOURED BARS.

THE PERCENTAGES SHOWN REPRESENT PERIOD-ON-PERIOD CHANGE COMPARED WITH THE FIRST HALF OF 2005.

DESPITE THE LOSS IN JAPAN, YOU CAN SEE THAT IN OVERALL TERMS THIS WAS RELATIVELY MINOR WHEN COMPARED WITH THE LEVEL OF REVENUE AND PROFITABILITY DERIVED FROM OTHER MARKETS.

HALF ON HALF, IN THE MATURE AUSTRALIAN AND NEW ZEALAND MARKETS, REVENUE AND PROFITABILITY HAS DECLINED. HOWEVER THESE REMAIN VERY IMPORTANT MARKETS FOR US WHICH DO HOLD POTENTIAL, ALTHOUGH CLEARLY THIS IS MORE MODEST IN OVERALL TERMS, WHEN COMPARED WITH THE POTENTIAL OF THOSE I HAVE TERMED AS "GROWTH".

YOU CAN SEE THAT IN RELATIVE TERMS, THESE GROWTH MARKETS REPRESENT BY FAR THE LARGEST CONTRIBUTOR ACROSS ALL THREE METRICS. OUR RESULTS IN THESE MARKETS HAVE BEEN STRONG, WITH REVENUE INCREASING 27% AND PROFITABILITY UP AROUND 45% PERIOD-ON-PERIOD. HIGHLIGHTS INCLUDE NORTH AMERICA OF COURSE, WHERE PROFIT WAS UP 30%, WITH ASIA, SOUTH AMERICA AND EUROPE ALL MORE THAN DOUBLING PROFITS.

THIS IS PARTICULARLY ENCOURAGING GIVEN THAT IT IS THESE MARKETS WHICH WILL PROVIDE THE GLOBAL GAMING OPPORTUNITY OVER THE NEXT 5 TO 10 YEARS.

TURNING NOW TO CASH FLOW.

ONE OF OUR KEY STRATEGIES IS FOCUSING ON CASH MANAGEMENT, WHICH HAS RESULTED IN A SIGNIFICANT IMPROVEMENT IN OPERATING CASH FLOW OVER THE PAST 2 YEARS.

THE MANAGEMENT CASH FLOW HERE RECONCILES EBIT TO STATUTORY OPERATING CASH FLOW AND THE MOVEMENT IN NET CASH BALANCES. THIS SEPARATELY IDENTIFIES CASH IMPACTS PRE FOREIGN EXCHANGE.

RATHER THAN DISCUSSING EACH INDIVIDUAL LINE ITEM, I WILL FOCUS ON THE LARGER ONES ONLY.

PRIMA FACIE, THE $100 MILLION DECLINE IN OPERATING CASH FLOW APPEARS DISAPPOINTING, HOWEVER THIS RESULTS EXCLUSIVELY FROM TWO TIMING DIFFERENCES WHICH WE PREVIOUSLY FLAGGED.

THESE WERE PARTICULARLY BENEFICIAL IN 2005 AND HAVE THEREFORE ADVERSELY IMPACTED 2006 CASH FLOW.

THE FIRST ITEM RELATES TO THE BENEFIT OF A FAVOURABLE PRIOR YEAR AUSTRALIAN TAX INSTALMENT RATE AS A RESULT OF BROUGHT FORWARD TAX LOSSES. THIS PROVIDED AN ESTIMATED $40 MILLION TIMING BENEFIT IN 2005.

IN ADDITION, THE PHASING OF RECEIPTS AND PAYMENTS ASSOCIATED WITH LAST YEAR'S RELEASE OF *KYOJIN-NO-HOSHI 3™*, WHICH RESULT IN A $60 - $70 MILLION FAVOURABLE CASH FLOW AND WORKING CAPITAL POSITION AT 31 DECEMBER.
NORMALISING FOR THESE UNFAVOURABLE IMPACTS, UNDERLYING OPERATING CASHFLOW WAS AROUND $120 - 130 MILLION, OR 25% OF REVENUE.

IN TERMS OF INVESTING ACTIVITIES, YOU CAN SEE HERE THE $141 MILLION WE INVESTED IN ELEKTRONCEK, POKERTEK AND ACE INTERACTIVE.

THE NET CASH OUTFLOW FROM OTHER INVESTING ACTIVITIES INCREASED MARGINALLY TO $17 MILLION, PRIMARILY REFLECTING INCREASED STAY IN BUSINESS CAPITAL EXPENDITURE. THIS WAS OFFSET BY LOWER SPENDING ON ADDITIONS TO THE INSTALLED BASE OF PARTICIPATION UNITS IN NORTH AMERICA. APPROXIMATELY 40% OF CURRENT PERIOD CAPITAL EXPENDITURE RELATES TO PARTICIPATION UNIT PLACEMENTS.

SHARES BOUGHT BACK UNDER OUR SECOND $100 MILLION ON-MARKET BUYBACK PROGRAM AND PAYMENTS IN RESPECT OF EMPLOYEE SHARE OBLIGATIONS AMOUNTED TO $60 MILLION, WITH A TOTAL OF APPROXIMATELY 4.9 MILLION SHARES ACQUIRED, REPRESENTING JUST OVER 1% OF THE COMPANY'S ISSUED CAPITAL.

YOU CAN SEE THE IMPACT OF THE SIGNIFICANT INCREASE IN THE FINAL DIVIDEND PAYMENT, WHICH INCREASED FROM THE 4 TO 20 CENTS PER SHARE.

THE REDUCTION IN OTHER CASH FLOWS RESULTS FROM A DECLINE IN PROCEEDS FROM THE EXERCISE OF EMPLOYEE SHARE OPTIONS.

IN SUMMARY, THE COMPANY MOVED INTO A NET DEBT POSITION AT PERIOD END, WITH SOLID UNDERLYING OPERATING CASH FLOW NEGATIVELY IMPACTED BY OVER $100 MILLION OF CASH TIMING DIFFERENCES, $141 MILLION SPENT ON ACQUISITIONS AND A FURTHER $154 MILLION SPENT ON DIVIDENDS AND CAPITAL MANAGEMENT INITIATIVES.

AS I HAVE ALREADY SAID, THE OPERATING CASH FLOW RESULT IS PRIMA FACIE DISAPPOINTING.

THIS CHART SHOWS OPERATING CASH FLOW PERFORMANCE EACH HALF OVER THE PAST FIVE YEARS. THE BARS ARE THE DOLLAR AMOUNT OF OPERATING CASH FLOW EACH PERIOD.

I HAVE SHOWN AS GREEN BARS THE TIMING IMPACTS WHICH I HAVE JUST MENTIONED AS AN ADJUSTMENT TO THE REPORTED FIGURES AT 31 DECEMBER AND 30 JUNE.

THE RED LINE SHOWS HOW OPERATING CASH FLOW HAS TRENDED ON A ROLLING TWELVE MONTH BASIS COMPARED WITH REVENUE, BASED ON THE ADJUSTED FIGURES FOR DECEMBER AND JUNE. YOU CAN SEE THAT OPERATING CASH FLOW TO REVENUE HAS CONSISTENTLY TRACKED BETWEEN 20 AND 25 PER CENT SINCE DECEMBER 2003.

THIS DEMONSTRATES THAT UNDERLYING OPERATING CASH FLOW REMAINS ROBUST AND WITHIN NORMAL PARAMETERS. FURTHERMORE, I WOULD LIKE TO CONFIRM THAT WE REMAIN CONFIDENT THAT THE CASH FLOW OUTLOOK FOR THE BUSINESS IS POSITIVE.

WHILE I HAVE ALREADY DISCUSSED THE CASH FLOW IMPACTS OF WORKING CAPITAL, PARTICULARLY IN RELATION TO JAPAN, I WANT TO NOW BRIEFLY SHOW HOW NET WORKING CAPITAL IS TRACKING IN OVERALL TERMS.

THIS CHART SHOWS OVERALL NET WORKING CAPITAL TO REVENUE MEASURED ON A PRECEDING 12 MONTHS BASIS.

THIS MEASURE OF WORKING CAPITAL EFFICIENCY WAS 7.7% AT 30 JUNE, UP FROM THE UNSUSTAINABLE 3.4% WE REPORTED AT 31 DECEMBER. THIS IS A HEALTHY IMPROVEMENT ON THE 9.9% WE REPORTED AT THE SAME TIME LAST YEAR AND WELL WITHIN THE 10% TARGET WE HAVE PREVIOUSLY TALKED ABOUT.

TURNING NOW TO CAPITAL MANAGEMENT.

GIVEN OUR STRONG CASH FLOWS AND FINANCIAL POSITION, WE HAVE CONTINUED TO PROACTIVELY EVALUATE AND INITIATE CAPITAL MANAGEMENT OPPORTUNITIES. THE COMPANY'S OVERALL STRATEGIC CAPITAL MANAGEMENT OBJECTIVES REMAIN UNCHANGED, NAMELY TO MAINTAIN A CONSERVATIVE FUNDING STRUCTURE, WHICH PROVIDES SUFFICIENT FLEXIBILITY TO FUND THE OPERATIONAL DEMANDS OF THE BUSINESS AND TO UNDERWRITE ANY STRATEGIC OPPORTUNITIES.

TAKING THIS INTO ACCOUNT, WE HAVE CONTINUED TO PROGRESS A NUMBER OF CAPITAL MANAGEMENT INITIATIVES DURING THE HALF.

WE HAVE TODAY ANNOUNCED A 20% INCREASE IN OUR INTERIM DIVIDEND TO 12 CENTS PER SHARE. THIS REPRESENTS A 54% PAYOUT OF INTERIM PROFITS, UP FROM 47% IN THE FIRST HALF OF 2005.

THIS DIVIDEND IS FULLY FRANKED, FOLLOWING THE RESTORATION OF FRANKING IN 2005, WITH THE FRANKING OUTLOOK CONTINUING TO REMAIN POSITIVE.

WE ALSO ANNOUNCED TODAY THAT, IN RESPONSE TO SUGGESTIONS FROM RETAIL SHAREHOLDERS, IT IS OUR INTENTION TO REINSTATE THE DIVIDEND REINVESTMENT PLAN FOR THE 2006 FINAL DIVIDEND PAYABLE IN MARCH 2007. AT THAT TIME WE WILL CONSIDER ACQUIRING SHARES ON MARKET TO SATISFY DIVIDENDS TO BE REINVESTED IN SHARES.

SINCE THE BEGINNING OF THE YEAR, WE HAVE SPENT $25 MILLION ACQUIRING 2.1 MILLION SHARES UNDER OUR SECOND $100 MILLION ON-MARKET SHARE BUYBACK, MEANING THE PROGRAM IS NOW 38% COMPLETE. WE ANTICIPATE CONTINUING THIS OVER THE BALANCE OF 2006.

THIS TIME LAST YEAR WE ANNOUNCED OUR INTENTION TO ACQUIRE SHARES ON MARKET IN ANTICIPATION OF SATISFYING POTENTIAL OBLIGATIONS UNDER SHARE AND OPTION BASED REMUNERATION PLANS. IN DOING SO, WE AIM TO MITIGATE THEIR DILUTIONARY IMPACT.

SINCE THE BEGINNING OF THE YEAR WE HAVE PURCHASED 4.5 MILLION SHARES AT A COST OF $56 MILLION. THIS BRINGS THE TOTAL NUMBER OF SHARES ACQUIRED TO 6.6 MILLION, LEAVING 800 THOUSAND SHARES TO ACQUIRE BEFORE ALL UNVESTED COMMITMENTS ARE COVERED.

IN APRIL, WE ESTABLISHED AN ADDITIONAL TWO HUNDRED MILLION US DOLLAR LETTER OF CREDIT FACILITY TO PROVIDE US WITH ADDITIONAL STRATEGIC AND CAPITAL MANAGEMENT FLEXIBILITY. TOGETHER WITH EXISTING COMMITTED FACILITIES THIS PROVIDES US WITH ACCESS TO 569 MILLION AUSTRALIAN DOLLARS, OF WHICH $108 MILLION WAS DRAWN AT 30 JUNE.

ON THE 10TH OF AUGUST, WE ANNOUNCED THAT HOLDERS OF APPROXIMATELY 81% OF THE COMPANY'S CONVERTIBLE BONDS, WHICH ARE THE SUBJECT OF LITIGATION ENTERED INTO A "RECEIPT AND RELEASE AGREEMENT" UNDER WHICH THE COMPANY WOULD PAY 105 MILLION US DOLLARS TO THOSE HOLDERS, REPRESENTING AN AMOUNT EQUAL TO THEIR RESPECTIVE PRO RATA SHARES OF THE PRINCIPAL AMOUNT OF THE BONDS.

THE AGREEMENT PROVIDES THAT NO FURTHER INTEREST IS PAYABLE ON THE AMOUNT PAID AND THAT THE AGREEMENT IS OTHERWISE WITHOUT PREJUDICE TO ANY PARTY'S LITIGATING POSITION. THIS PAYMENT WAS FUNDED FROM CASH RESERVES AND BORROWINGS UNDER THE COMPANY'S EXISTING UNDRAWN FINANCE FACILITIES.

WE ARE CONFIDENT THAT WE RETAIN AMPLE FINANCIAL FLEXIBILITY AND THAT OUR ACTIONS ARE CONSISTENT WITH THE COMPANY'S OVERALL CAPITAL MANAGEMENT OBJECTIVES.

THE OUTLOOK FOR CASH FLOW REMAINS POSITIVE, WITH THE BUSINESS REQUIRING LIMITED CAPITAL INVESTMENT TO GROW ORGANICALLY COMBINED WITH TIGHT CONTROLS OVER WORKING CAPITAL AND CONTINUED FOCUS ON CASH FLOW MANAGEMENT. WE WILL CONTINUE TO PROACTIVELY REVIEW CAPITAL MANAGEMENT INITIATIVES ON AN ONGOING BASIS.

FINALLY, THIS CHART SETS OUT SOME KEY FINANCIAL DATA AND RATIOS, WHICH SUMMARISE THE PERFORMANCE OF THE COMPANY FOR THE PERIOD COMPARED WITH THE FIRST HALF OF 2005 AND THE FULL 2005 YEAR.

EBIT OF $146 MILLION MARGINALLY EXCEEDS THE PRIOR CORRESPONDING RESULT.

THE WORKING CAPITAL/REVENUE RATIO FELL TO 7.7%, A HEALTHY IMPROVEMENT ON THE SAME TIME LAST YEAR AND FAVOURABLE TO OUR 10% TARGET.

CASH FLOW WAS IMPACTED BY THE UNWINDING OF PRIOR PERIOD FAVOURABLE TIMING DIFFERENCES. ADJUSTING FOR THESE, OPERATING CASH FLOW WOULD HAVE BEEN OVER $120 MILLION, OR 25% OF REVENUE.

CAPITAL MANAGEMENT INITIATIVES AND DIVIDENDS PAID TOGETHER WITH ACQUISITION EXPENDITURE TOTALLED $295 MILLION. TOGETHER WITH THE LOWER OPERATING CASH FLOW, THESE PUSHED THE COMPANY INTO A $103 MILLION NET DEBT POSITION AT PERIOD END.

OUR GEARING AND DEBT COVERAGE RATIOS CONTINUE TO BE VERY CONSERVATIVE AND DEMONSTRATE THE STRENGTH AND FINANCIAL FLEXIBILITY THAT OUR BALANCE SHEET PROVIDES.

RETURN ON EQUITY OVER THE LAST 12 MONTHS IS A VERY SUBSTANTIAL 76.5%.

FULLY DILUTED EARNINGS PER SHARE IMPROVED 1.0 CENT OR 4.7% TO 22.2 CENTS.

IN SUMMARY, AS YOU CAN SEE HERE, DESPITE THE SUBSTANTIAL TURNAROUND IN JAPANESE PROFIT, UNDERLYING REVENUE AND PROFIT GROWTH REMAINS STRONG, NET WORKING CAPITAL AND UNDERLYING CASH FLOW ALSO REMAIN VERY HEALTHY.

THIS UNDERLYING FINANCIAL PERFORMANCE CONTINUES TO REFLECT THE BENEFITS OF TOP LINE GROWTH, THE LEVERAGING OF FIXED COST STRUCTURES AND THE COMPANY'S ABILITY TO SUPPORT SUCH GROWTH WITH MINIMAL CAPITAL INVESTMENT. THIS IS A STRATEGY WE EXPECT TO CONTINUE AS GLOBAL MARKETS EXPAND OVER THE NEXT FEW YEARS.

I WILL NOW HAND BACK TO PAUL FOR THE SEGMENT REVIEW.

THANK YOU, SIMON.

I WILL NOW RUN THROUGH THE RESULTS AND OUTLOOK FOR EACH OF THE COMPANY'S KEY MARKETS, NAMELY AUSTRALASIA, NORTH AMERICA AND JAPAN.

I WILL ALSO MAKE SOME GENERAL COMMENTS IN RESPECT OF OUR OTHER INTERNATIONAL MARKETS.

TURNING FIRST TO AUSTRALIA AND NEW ZEALAND, TWO OF THE MOST MATURE MARKETS IN THE WORLD.

BOTH MARKETS, WHICH FACE VERY SIMILAR CHALLENGES, REMAINED DIFFICULT, WITH OVERALL REVENUE AND PROFIT CONTRIBUTION DECLINING.

SEGMENT MARGIN DECLINED FROM 36% TO 34% PRIMARILY DUE TO A LOWER PROPORTION OF HIGHER MARGIN PREMIUM PRODUCTS IN THE AUSTRALIAN MARKET, OFFSET IN PART BY IMPROVED MIX IN NEW ZEALAND.

IN AUSTRALIA, CONTINUING REGULATORY RESTRICTIONS, INCLUDING CAPS ON GAMING MACHINE NUMBERS IN EVERY STATE, AND GENERAL UNCERTAINTY RESULTING FROM PROSPECTIVE SMOKING BANS AND LICENCE RENEWALS HAS SEEN THE REPLACEMENT CYCLE REMAIN AT HISTORIC LOWS. THE RESOLUTION OF THE CLUB TAX ISSUE WITH THE NEW SOUTH WALES GOVERNMENT HAS IMPROVED THE CONFIDENCE OF THE CLUB MARKET WHICH SAW AN INCREASE IN INVESTMENT IN GAMING PRODUCTS TOWARDS THE END OF THE HALF.

OVERALL PLATFORM SALES IN AUSTRALIA INCREASED 14% TO 3,489 UNITS, MAINLY DRIVEN BY INCREASED SALES IN QUEENSLAND, VICTORIA AND TASMANIA REFLECTING THE SUCCESS OF THE COMPANY'S STANDALONE AND DOUBLE STANDALONE PROGRESSIVES SUCH AS ZORRO™.

OUR XTREME™ MYSTERY LINK™ AND PLAYER'S CHOICE™ MULTIGAME PRODUCTS CONTINUE TO PERFORM WELL. DURING THE HALF, THE XTREME™ MYSTERY LINK™ WAS ALSO LICENSED FOR USE ON THE NEW SOUTH WALES STATE-WIDE LINKED JACKPOT SYSTEM.

TWO NEW SUPPLY CONTRACTS WITH VICTORIAN OPERATORS HAVE DRIVEN THE INCREASE IN UNIT SALES IN THAT STATE WHILE QUEENSLAND AND TASMANIA BENEFITTED FROM NEW PREMIUM PRODUCT APPROVALS AND RELEASES. THE SOUTH AUSTRALIAN MARKET FACES FURTHER REGULATORY REFORM PROPOSALS WHICH ARE CAUSING SIGNIFICANT UNCERTAINTY FOR OPERATORS THERE.

IN NEW ZEALAND, THE CONTINUING DECLINE OF THE INSTALLED BASE AND NEW REGULATORY REQUIREMENTS HAVE IMPACTED RESULTS. OVER THE PAST TWO YEARS MORE THAN 100 VENUES HAVE CLOSED AND FURTHER REDUCTIONS IN THE NUMBER OF VENUES AND THE INSTALLED BASE ARE EXPECTED.

TURNING TO THE OUTLOOK, WE EXPECT THE AUSTRALIAN MARKET TO REMAIN CHALLENGING PARTICULARLY GIVEN THE PROGRESSIVE INTRODUCTION OF SMOKING BANS AND UNCERTAINTIES CREATED BY VICTORIAN OPERATOR LICENSE RENEWALS, WHICH ARE LIKELY TO IMPACT DEMAND IN THE SHORT TERM.

OUR FOCUS REMAINS ON PREMIUM PRODUCT. WE WILL BE RELEASING AN IMPRESSIVE RANGE OF NEW PRODUCTS AND BONUSING CONCEPTS AT THE AUSTRALASIAN GAMING EXPO NEXT MONTH.

DURING THE SECOND HALF WE ALSO EXPECT TO RELEASE OUR NEW ELEKTRONCEK AND POKERTEK PRODUCTS WHICH HAVE ALREADY GENERATED SIGNIFICANT INTEREST IN THE MARKET. THESE PRODUCTS, OF COURSE, ARE SUBJECT TO REGULATORY APPROVAL.

WE REMAIN COMMITTED TO IMPROVING OUR RECURRING REVENUE BASE IN AUSTRALIA – PRINCIPALLY THROUGH OUR PREMIUM PRODUCTS AND LICENSING INITIATIVES. HOWEVER, AS I HAVE PREVIOUSLY INDICATED, THIS IS A STRATEGY WHICH WILL TAKE SOME TIME TO COMPLETE.

WE EXPECT THE NEW ZEALAND MARKET TO REMAIN RELATIVELY STABLE DURING THE SECOND HALF AND MOVING INTO 2007.

I BELIEVE WE ARE WELL PLACED TO OPERATE IN THE CHALLENGING ENVIRONMENTS THESE MATURE MARKETS PRESENT AND TO RESPOND TO ANY UPSIDE POTENTIAL THAT EMERGES. IN THE MEANTIME WE WILL CONTINUE TO IMPROVE BUSINESS EFFICIENCY AND FOCUS ON COST REDUCTIONS.

NOTWITHSTANDING THE DIFFICULT MARKET CONDITIONS, WE EXPECT TO MAINTAIN OR IMPROVE OUR MARKET LEADERSHIP POSITION DURING THE SECOND HALF OF 2006 AND INTO 2007.

I AM CONFIDENT OF AN IMPROVED PROFIT CONTRIBUTION IN THE SECOND HALF AND THAT WE ARE POSITIONED TO SECURE ANY UPSIDE POTENTIAL THAT DOES EMERGE.

TURNING NOW TO NORTH AMERICA, WHICH AGAIN DELIVERED AN EXCELLENT RESULT FOR THE HALF.

REVENUE INCREASED BY 11.8% AND PROFIT INCREASED BY 30.0%, REFLECTING STRONG PERFORMANCE IN EACH OF OUR KEY BUSINESS LINES. THIS RECORD FIRST HALF RESULT IS PARTICULARLY SIGNIFICANT, GIVEN AN OVERALL SLOWDOWN IN THE MARKET AND DELAYS IN THE OPENING OF NEW JURISDICTIONS.

REVENUE AND MARGIN IMPROVEMENT PREDOMINANTLY REFLECTS THE BENEFITS OF IMPROVED PRICING ON FLAT COST STRUCTURES.

THESE MARKET CONDITIONS IMPACTED ON PLATFORM SALES WHICH WERE DOWN 6% TO 8,449 UNITS, DESPITE OUR CONTINUING GROWTH IN MARKET SHARE OVER THE PERIOD.

OUR SALES SUCCESS CONTINUES TO BE DRIVEN BY SUPERIOR GAME PERFORMANCE, WITH BIG BEN™, A STAND ALONE PROGRESSIVE, AND TWO NEWLY RELEASED REEL POWER™ GAMES, POMPEII™ AND RUBY MAGIC™ PERFORMING PARTICULARLY STRONGLY.

THE CROWN™ SLANT HAS PROVEN TO BE A SUCCESS WITH STRONG SALES BEING ACHIEVED SINCE ITS LAUNCH MID WAY THROUGH THE HALF.

ADVERSE MARKET CONDITIONS IMPACTED THE RECURRING REVENUE BUSINESS WITH ONLY A MARGINAL 2.7% INCREASE IN THE INSTALLED BASE TO 6,329 UNITS. AVERAGE REVENUE PER DAY DECLINED SLIGHTLY TO USD52 AS A RESULT OF A HIGHER MIX OF NON-JACKPOT MACHINES. NEVERTHELESS, TOTAL RECURRING REVENUE INCREASED BY 9% TO USD58 MILLION.

TOWARDS THE END OF THE HALF, OUR MULTI-SITE PROGRESSIVE FIELD TRIAL AT THE MOHEGAN SUN CASINO IN CONNECTICUT WAS SUCCESSFULLY COMPLETED. FOLLOWING THE TRIAL, THE MSP MOVED INTO FULL ROLLOUT.

OUR HYPERLINK™ PRODUCT CONTINUES TO PERFORM PARTICULARLY WELL WITH MILLIONI$ER™ AND CASH EXPRESS™ BEING THE TWO MOST POPULAR THEMES.

ELEKTRONCEK'S MULTI-STATION GAMES WERE INTEGRATED INTO THE PRODUCT PORTFOLIO DURING THE PERIOD, ALTHOUGH PLACEMENTS IN THE SHORT TERM HAVE BEEN INHIBITED BY THE PRODUCT REGULATORY APPROVAL PROCESS.

SYSTEMS REVENUE FELL SLIGHTLY DESPITE REVENUE FROM NEW INSTALLATIONS INCREASING MARGINALLY. THIS DECLINE PREDOMINANTLY REFLECTS PHASING OF INSTALLATION TIMINGS AND LOWER SALES OF SOFTWARE UPGRADES.

THE NEW SENTINEL III™ PLAYER-TRACKING MODULE WAS INSTALLED IN TWO VENUES AND PRELIMINARY CUSTOMER FEEDBACK HAS BEEN ENCOURAGING. THIS PRODUCT ALLOWS FOR MULTIMEDIA PRESENTATION OF GRAPHICS AND SOUNDS TO THE PLAYER AND A TOUCH-SCREEN INTERFACE FOR GREATER PLAYER ENTERTAINMENT. THE PLAYER TRACKING MODULE WILL ALSO OFFER A SEPARATE BONUSING CAPABILITY IN DUE COURSE.

TURNING TO THE INITIATIVES WE HAVE PUT IN PLACE AND THE OUTLOOK FOR NORTH AMERICA.

OUR KEY FOCUS IS ON SECURING A LARGER SHARE OF NEW MARKET OPPORTUNITIES. GIVEN THE SUPERIOR PERFORMANCE OF OUR PRODUCT AND THE ONGOING MARKET MOVE FROM STEPPER TO VIDEO AND TO LOWER DENOMINATIONS, I CONTINUE TO BELIEVE THIS IS A SIGNIFICANT OPPORTUNITY FOR US.

WE ARE ALSO FOCUSING OUR EFFORTS ON NEW MARKET OPPORTUNITIES SUCH AS CALIFORNIA, OKLAHOMA AND PENNSYLVANIA, SOME OF THE KEY STATES WHERE THERE IS SHORT TERM POTENTIAL.

WE WILL CONTINUE TO GROW OUR RECURRING REVENUE BASE DURING THE SECOND HALF WITH THE ROLL OUT OF OUR MULTI-SITE PROGRESSIVE SYSTEM AND THE LAUNCH OF JACKPOT DELUXE™ AND OUTBACK JACK™.

JACKPOT DELUXE™ IS A PARTICULARLY SUCCESSFUL HYPERLINK™ THEME WE HAVE NOT YET OFFERED IN THE UNITED STATES.

IN TERMS OF PLATFORMS, OUR NEW 5 REEL STEPPER SERIES AND THE CONTINUING SUCCESS OF THE NEW CROWN SLANT WILL DRIVE SALES.

WE EXPECT TO SEE CONTINUING IMPROVEMENT FROM OUR SYSTEMS BUSINESS WITH A STRONG PIPELINE OF ORDERS AND NEW PRODUCTS INCLUDING THE NEW SENTINEL III™ PLAYER TRACKING MODULE AND THE COMPANY'S NEW GAMING ANALYSIS TOOL, MULTI-GAME ANALYZER PRIME™, DELIVERING IMPORTANT NEW FUNCTIONALITY TO OUR OASIS™ SYSTEMS PRODUCT.

WE EXPECT OUR NEW OFFERINGS, PARTICULARLY OUR ELEKTRONCEK MULTI-STATION PRODUCTS, THE 5-REEL STEPPER AND THE CROWN™ SLANT, TO INCREASE THEIR OVERALL CONTRIBUTION DURING THE SECOND HALF AND INTO 2007.

WE CONTINUE TO INVEST SIGNIFICANTLY IN NEW TECHNOLOGIES, PARTICULARLY DOWNLOADABLE AND SERVER BASED GAMING. OUR ACQUISITION OF ACE INTERACTIVE DURING THE HALF HAS ENHANCED OUR STRATEGIC POSITION AND HAS RECEIVED VERY POSITIVE FEEDBACK FROM A NUMBER OF OPERATORS. THESE TECHNOLOGIES ARE NOT HOWEVER EXPECTED TO MAKE ANY SIGNIFICANT CONTRIBUTION TO EARNINGS FOR THE NEXT COUPLE OF YEARS.

WE WILL CONTINUE TO DRIVE ONGOING BUSINESS EFFICIENCY AND FURTHER COST LEVERAGE.

TURNING TO THE OUTLOOK,

WE EXPECT THE REPLACEMENT CYCLE TO REMAIN FLAT THROUGH THE BALANCE OF THE YEAR, WITH MARKET GROWTH DRIVEN BY THE OPENING OF NEW CASINOS AND JURISDICTIONS.

THE TIMING OF NEW OPPORTUNITIES SUCH AS THOSE IN THE MARKETS I HAVE ALREADY MENTIONED WILL THEREFORE BE KEY TO OUR FULL YEAR RESULT.

WE EXPECT THE SHIFT FROM STEPPER TO VIDEO PRODUCT TO CONTINUE WITH OUR LARGE, LOW-DENOMINATION GAME PORTFOLIO DRIVING SALES.

PLAYER PREFERENCES ARE CLEARLY SHIFTING TOWARDS LOW DENOMINATION GAMES WHICH MAKE UP ONLY 14% OF THE TOTAL U.S. MARKET COMPARED WITH 86% IN AUSTRALIA.

IN THIS ENVIRONMENT I AM THEREFORE EXPECTING US TO CONTINUE TO GROW MARKET SHARE.

IN OVERALL TERMS, WE EXPECT TO CONTINUE TO GROW REVENUE AND PROFIT DURING THE SECOND HALF.

TURNING NOW TO JAPAN.

AS I HAVE ALREADY INDICATED, WE EXPERIENCED DIFFICULT TRADING CONDITIONS IN JAPAN DURING THE FIRST HALF AS A RESULT OF THE SHORT TERM UNCERTAINTIES PREVAILING IN THAT MARKET.

THE TRANSITIONING TO NEW INDUSTRY REGULATIONS HAS CAUSED SHORT TERM UNCERTAINTY IN THE MARKETPLACE AND IMPACTED

UPON ALL COMPETITORS. NO NEW PRODUCTS WERE RELEASED IN THE HALF, AND TOTAL SALES AMOUNTED TO ONLY 1,800 UNITS, A SIGNIFICANT REDUCTION ON THE 24,000 UNITS WE SOLD IN THE FIRST HALF OF 2005.

AS A RESULT, REVENUE DECLINED SIGNIFICANTLY AND EARNINGS FELL FROM A PROFIT OF $22 MILLION TO A LOSS OF $9.6 MILLION. THIS LOSS INCLUDES AN INVENTORY CHARGE OF $7 MILLION.

THE REGULATORY CHANGES HAVE ADVERSELY IMPACTED THE GAME APPROVAL PROCESS AND PLAYER APPEAL OF GAMES. THE RESULTANT PERFORMANCE IMPACT FOR OPERATORS HAS SEEN A NUMBER OF HALLS CLOSED WITH SOME INDUSTRY COMMENTATORS ANTICIPATING THAT THE INSTALLED BASE OF PACHISLOT MACHINES COULD FALL BY AS MUCH AS 20%.

TO DATE APPROXIMATELY 36 REGULATION 5 GAMES HAVE BEEN RELEASED, WITH AN AVERAGE OF 6,000 UNITS SOLD OF EACH. THIS IS WELL BELOW THE 30,000 AVERAGE NUMBER OF REGULATION 4 GAMES SOLD DURING 2005.

THE MAJORITY OF REGULATION 4 PACHISLOT GAMES MUST BE REMOVED FROM THE MARKET BY JULY 2007. TO DATE ONLY A SMALL NUMBER OF REGULATION 5 GAMES REMAIN INSTALLED IN THE MARKET AND THEREFORE A MASS REPLACEMENT OF THE INSTALLED BASE MUST TAKE PLACE AT SOME STAGE OVER THE NEXT 10 MONTHS. HOWEVER, GIVEN THE POORER PERFORMANCE OF THESE NEW REGULATION 5 GAMES, OPERATORS ARE LIKELY TO BE RESISTANT TO EFFECTING THIS CHANGE UNTIL CLOSER TO THAT DEADLINE.

NOW TURNING TO SOME OF THE INTIATIVES THAT WE ARE CURRENTLY PURSUING IN JAPAN AND OUR OUTLOOK FOR THE BALANCE OF THE YEAR.

AS A RESULT OF THE INITIAL POOR PERFORMANCE AND PLAYER ACCEPTANCE OF REGULATION 5 GAMES, WE EXPECT IT WILL BE SOME TIME BEFORE THE AVERAGE SALES OF THESE NEW REGULATION GAMES BUILD TO HISTORIC LEVELS. IN THE MEANTIME, OUR STRATEGY REMAINS TO LAUNCH A LARGER NUMBER OF GAMES EACH SELLING MORE MODEST NUMBERS THAN IN THE PAST. THE SUCCESS OF THIS STRATEGY IS HIGHLY DEPENDENT ON THE FLOW OF GAME APPROVALS FROM THE REGULATOR, WHICH AT THIS STAGE REMAINS UNPREDICTABLE.

WE CURRENTLY HAVE FOUR REGULATION 5 GAMES SUBMITTED FOR APPROVAL, WITH A FURTHER 5 IN VARIOUS STAGES OF DEVELOPMENT, MOST OF WHICH WILL BE SUBMITTED FOR APPROVAL BEFORE THE END OF THE YEAR.

OVER THE PAST 6 MONTHS WE HAVE CAREFULLY EVALUATED THE NEW REGULATORY REQUIREMENTS AND HAD ONGOING DIALOGUE WITH THE AUTHORITIES, TAILORING OUR GAMES APPROPRIATELY. HOWEVER, THERE REMAIN A NUMBER OF SUBJECTIVE AREAS IN THE REGULATIONS WHICH MEANS IT IS NOT POSSIBLE TO DETERMINE THE LENGTH OF THE APPROVAL PROCESS.

I AM HOWEVER CONFIDENT ABOUT THE LONGER TERM SUSTAINABILITY AND GROWTH POTENTIAL OF OUR JAPANESE OPERATIONS BUT WE EXPECT GAME SALES TO REMAIN SOFT FOR THE BALANCE OF THE YEAR. THE LEVEL OF SALES ACHIEVED WILL DEPEND ON THE NUMBER OF GAME APPROVALS THAT WE OBTAIN, THE POPULARITY OF REGULATION 5 GAMES IN GENERAL AND THE OPERATORS' STRATEGY FOR REPLACING THEIR CURRENT INSTALLED BASE AHEAD OF THE JULY 2007 DEADLINE.

I WOULD ALSO LIKE TO UPDATE YOU ON THE PROGRESS OF CASINO STYLE GAMING IN JAPAN.

A GOVERNMENT ADVISOR HAS BEEN APPOINTED TO STUDY THE STRUCTURE AND POLICY FOR THE LEGALIZATION OF CASINOS AND HAS SAID THE GOVERNMENT MAY INITIALLY ISSUE TWO OR THREE CASINO LICENCES TO GAMING RESORTS.

WE UNDERSTAND THAT THE DRAFT BILL IS COMPLETE AND MAY BE SUBMITTED TO THE DIET SHORTLY. HOWEVER IT IS LIKELY TO BE A FEW YEARS BEFORE WE FINALLY SEE CASINO STYLE GAMING IN JAPAN.
TURNING NOW TO OTHER INTERNATIONAL MARKETS.
IN ALL OTHER MARKETS IN WHICH WE OPERATE, COMBINED REVENUE GREW TO $95 MILLION WITH PROFIT UP OVER 150% TO ALMOST $30 MILLION.

THIS REFLECTS OUR SUCCESS IN CAPTURING SUBSTANTIAL SHARE OF THE GROWTH IN EMERGING MARKETS. SOME OF THE HIGHLIGHTS IN THESE EMERGING MARKETS INCLUDE ASIA PACIFIC WHERE WE HAD 100% PLUS GROWTH, EUROPE (EXCLUDING RUSSIA) UP 59% AND SOUTH AMERICA UP 161%.

OUR ASIA-PACIFIC BUSINESS CONTINUES TO EXCEL BASED ON THE OUTSTANDING PERFORMANCE OF OUR PRODUCTS IN THIS RAPIDLY EXPANDING GAMING ENVIRONMENT. IN MACAU, WE HAVE MAINTAINED AND BUILT ON OUR MARKET LEADING POSITION. WE HAVE OVER 50% OF THE GAMING FLOOR AT THE SANDS MACAU AND OVER A THIRD OF THE FLOOR AT THE RECENTLY OPENED GRAND WALDO CASINO. WITH OVER 20 MORE VENUES UNDER CONSTRUCTION, WE REMAIN WELL PLACED TO CAPTURE A SIGNIFICANT SHARE OF THIS KEY STRATEGIC ASIAN MARKET.

ELSEWHERE IN THE REGION, WE PLACED OUR FIRST RECURRING REVENUE MACHINES AND DACOM™ SYSTEM IN THE PHILIPPINES, WHERE A NEW REPRESENTATIVE OFFICE WAS OPENED DURING THE HALF. PRODUCT SALES HAVE ALSO BEEN STRONG IN MALAYSIA, SOUTH KOREA AND CAMBODIA.

IN EUROPE THE IMPROVEMENT WAS LED BY STRONG SALES IN A NUMBER OF JURISDICTIONS INCLUDING SLOVENIA, GERMANY AND THE NETHERLANDS, WITH PERFORMANCE DRIVEN BY THE CONTINUING SUCCESS OF PREMIUM OFFERINGS SUCH AS DOUBLE STANDALONE PROGRESSIVES AND HYPERLINK™.

THIS GROWTH WAS ACHIEVED DESPITE NO SALES INTO RUSSIA, ONE OF THE LARGEST POTENTIAL MARKETS IN THE WORLD. THIS MARKET HAS BEEN CLOSED SINCE LEGISLATION WAS PASSED IN 2005 WHICH PRESCRIBED NEW LICENCING REQUIREMENTS FOR THE SALE OF GAMING MACHINES.

IN SOUTH AMERICA, OUR LOW RISK DISTRIBUTION MODEL IS STARTING TO PAY DIVIDENDS, DRIVEN PRIMARILY BY INCREASED UNIT SALES TO SELECTED KEY ACCOUNTS, COMPRISING MANY OF THE REGION'S PRINCIPAL GAMING OPERATORS.

ELSEWHERE, OUR SOUTH AFRICAN BUSINESS FACED SUBDUED MARKET CONDITIONS AND THE CONTINUING DELAY IN THE OPENING OF THE KWA ZULU NATAL LIMITED PAYOUT MARKET. DESPITE THIS, WE MAINTAINED OUR POSITION AS THE PRINCIPAL SUPPLIER OF SPINNING REEL VIDEO PRODUCT IN THIS MARKET.

WE ALSO CONCLUDED THE SALE OF 28% OF OUR AFRICAN BUSINESS TO A LEADING BLACK ECONOMIC EMPOWERMENT COMPANY. THIS PLACES US IN A STRONG STRATEGIC POSITION TO FURTHER LEVERAGE OUR PRESENCE IN THE REGION.

WE HAVE RECOGNISED OUR 50% SHARE OF PROFITS OF ELEKTRONCEK WHICH WE ACQUIRED AT THE END OF JANUARY. ELEKTRONCEK IS BASED IN SLOVENIA, NOW PART OF THE EUROPEAN UNION AND TRADES UNDER THE INTERBLOCK™ BRANDNAME.

THE COMPANY MANUFACTURES A RANGE OF ELECTRO-MECHANICAL, MULTI-STATION GAMING PRODUCTS INCLUDING ROULETTE, DICE AND SIC BO WHICH ARE SOLD IN GAMING MARKETS AROUND THE WORLD.

THE BUSINESS HAS TRADED AHEAD OF EXPECTATIONS SINCE ACQUISITION WITH STRONG SALES TO EUROPE AND A CONTINUING SIGNIFICANT PRESENCE IN THE MACAU MARKET WHERE INTERBLOCK™ PRODUCT COMMANDS A 55% SHARE OF THE INSTALLED BASE.

DURING THE PERIOD, INTERBLOCK™ PRODUCT WAS LAUNCHED INTO THE NORTH AMERICAN MARKET WITH INITIAL OPERATING PERFORMANCE EXCEEDING EXPECTATIONS. HOWEVER, THE REGULATORY APPROVAL PROCESS HAS DELAYED PRODUCT LAUNCH IN A FEW KEY JURISDICTIONS, INCLUDING NEW SOUTH WALES.

LOOKING NOW AT THE INITIATIVES AND OUTLOOK FOR OTHER INTERNATIONAL MARKETS.

WE HAVE SET A 40% TARGET SHARE OF ALL NEW MARKET OPPORTUNITIES AND WE WILL FOCUS ON ENSURING WE DELIVER THIS LEVEL OF PERFORMANCE AS MARKETS OPEN UP.

I BELIEVE WE HAVE DEVELOPED A CORE COMPETENCE IN ESTABLISHING POSITIONS IN NEW MARKETS, DEMONSTRATED BY THE SUCCESS WE HAVE HAD IN BOTH MARKET SHARE AND REVENUE TERMS IN NEW INTERNATIONAL MARKETS OVER THE PAST FEW YEARS. WE WILL CONTINUE TO APPLY THAT SUCCESSFUL FORMULA.

WE HAVE ALREADY AND WILL CONTINUE TO ENSURE WE HAVE THE APPROPRIATE INFRASTRUCTURE IN PLACE IN KEY MARKETS AS THEY DEVELOP. TO THIS END WE HAVE ESTABLISHED AN ON THE GROUND PRESENCE IN A NUMBER OF NEW LOCATIONS AROUND THE WORLD OVER THE PAST YEAR AND WE WILL CONTINUE TO BE PROACTIVE IN ENSURING OUR PEOPLE ARE IN PLACE AHEAD OF MARKETS OPENING UP.

WE HAVE DEVELOPED A NEW BUSINESS MODEL FOR CERTAIN EMERGING MARKETS WHICH ENABLES US TO PROVIDE A LOWER COST HARDWARE SOLUTION TO OPERATORS WHERE MARKET DEMANDS ARE LESS ONEROUS THAN IN MAINSTREAM MARKETS. THIS MODEL IS NOW READY TO EXECUTE IN RUSSIA FOR EXAMPLE WHEN THAT MARKET OPENS.

IN SUMMARY, THE OUTLOOK FOR CONTINUING STRONG GROWTH IN EUROPE AND THE ASIA-PACIFIC REGIONS IS EXCELLENT AND WE EXPECT TO SEE ONGOING GROWTH IN SOUTH AMERICA.

I EXPECT THE SOUTH AFRICAN MARKET TO REMAIN RELATIVELY STABLE DURING THE SECOND HALF AND MOVING INTO 2007.

I WOULD NOW LIKE TO TALK ABOUT ACE INTERACTIVE, ONE OF THE BUSINESSES WHICH WE ACQUIRED DURING THE HALF.

THE COMPANY COMPLETED THE ACQUISITION OF ACE INTERACTIVE IN MAY. ACE IS BASED IN SWEDEN AND DEVELOPS AND MARKETS NEXT GENERATION SYSTEMS FOR THE OPERATION OF INTERACTIVE GAMING TERMINALS.

IT PROVIDES A TURNKEY ONLINE SERVER BASED GAMING SOLUTION FOR OPERATORS REQUIRING FLEXIBILITY, CONTENT, SECURITY AND SOCIAL RESPONSIBILITY. ACE UTILISES A LEADING-EDGE SYSTEM, BASED ON PC TECHNOLOGY. IT IS HIGHLY SCALABLE, WITH AN OPEN ARCHITECTURE SYSTEM THAT ALLOWS CONTENT TO BE SOURCED FROM THIRD PARTY PROVIDERS.

THE ACE ACQUISITION IS VERY SIGNIFICANT FOR OUR FUTURE FOR TWO REASONS.

FIRSTLY, IT WILL ALLOW US TO EXPLOIT THE GROWING GLOBAL MARKET FOR SERVER BASED INTERACTIVE VIDEO TERMINAL PRODUCT OFFERINGS.

SECONDLY IT WILL PERMIT USE OF THIS SERVER BASED GAMING TECHNOLOGY TO ACCELERATE DEVELOPMENT OF IN-CASINO AND CROSS-CASINO DELIVERY.

THIS IS EXPECTED TO BE A MAJOR GROWTH SECTOR IN WORLD GAMING MARKETS OVER THE NEXT 10 YEARS.

THE TECHNOLOGY BEING USED IS MOVING FROM STAND ALONE TO NETWORK CENTRIC PRODUCTS.

WE EXPECT ACE INTERACTIVE TECHNOLOGY TO BE DEPLOYED IN THE UNITED STATES, EUROPE, ASIA AND AUSTRALIA WITHIN THE NEXT THREE YEARS.

WE BELIEVE THAT GLOBAL DEMAND FOR SERVER BASED INTERACTIVE VIDEO TERMINALS WILL REACH APPROXIMATELY 400,000 UNITS IN THE NEXT FEW YEARS. THE CURRENT GLOBAL INSTALLED BASE BEING JUST OVER 10,000 UNITS.

THIS IS A MAJOR OPPORTUNITY FOR ARISTOCRAT.

THE BUSINESS IS ACTIVELY PURSUING A NUMBER OF OPPORTUNITIES WITH BOTH STATE-SPONSORED ORGANISATIONS AS WELL AS PRIVATE OPERATORS.

THIS IS HOWEVER EFFECTIVELY A START UP BUSINESS AND REVENUE IN THE SHORT TERM IS LIKELY TO BE MODEST PENDING SUCCESSFUL REALISATION OF ONE OR MORE OF THE OPPORTUNITIES CURRENTLY BEING PURSUED.

TURNING NOW TO THE GLOBAL GROWTH FRAMEWORK AND THE INITIATIVES WE ARE PURSUING GEOGRAPHICALLY AND OPERATIONALLY MOVING FORWARD. MUCH OF THIS REMAINS UNCHANGED FROM MY PREVIOUS PRESENTATIONS, HOWEVER GIVEN THE DIVERSE AND DYNAMIC MARKETS IN WHICH WE OPERATE, I WOULD JUST LIKE TO REVISIT IT.

THE GROWTH POTENTIAL OF THE GLOBAL GAMING MARKET REMAINS SUBSTANTIAL.

WE CONTINUE TO EXPECT 5-15% COMPOUND GROWTH, EXCLUDING JAPAN, OVER THE NEXT FIVE YEARS.

WE PROPOSE TO LEVERAGE ON THE CORE COMPETENCIES WE HAVE DEVELOPED TO GROW OUR BUSINESSES. OUR FOCUS WILL CONTINUE TO BE ON VIDEO SLOTS, CONTENT AND SYSTEMS, AREAS WHERE WE HAVE ALREADY ESTABLISHED A STRONG GLOBAL FOOTPRINT.

WE WILL ALSO USE OUR GLOBAL INFRASTRUCTURE AND LICENCES TO DEVELOP AND SUPPORT A BROADER PRODUCT RANGE.

WE CONTINUE TO INVEST HEAVILY IN RESEARCH AND DEVELOPMENT. OUR GAMES DESIGNERS, SOFTWARE AND HARDWARE ENGINEERS AND SYSTEMS TEAMS ARE REGARDED AS THE BEST IN THE BUSINESS AND THEIR EARLY ADOPTION OF NEW TECHNOLOGIES ENSURES WE STAY LEADERS IN THE DEVELOPMENT OF INNOVATIVE GAMING SOLUTIONS.

OUR FOCUS WILL BE ON ORGANIC GROWTH OPPORTUNITIES WHICH WE BELIEVE HAVE THE HIGHEST PAYBACK.

THE GLOBAL GAMING MARKET IS CONSOLIDATING AND WITH OUR BROAD RANGE OF GAMING PRODUCT OFFERINGS AND OUR STRONG TRACK RECORD OF SUPERIOR PRODUCT PREFORMANCE, WE ARE WELL PLACED TO COMPETE IN THIS ENVIRONMENT.

THE EMERGENCE OF NEW TECHNOLOGIES IS ONE OF THE KEY FACTORS THAT WILL IMPACT ON THE INDUSTRY OVER THE NEXT FEW YEARS. THE INVESTMENT WE ARE MAKING IN RESEARCH AND DEVELOPMENT AND THE RECENT ACQUISITIONS WE HAVE MADE PLACE US IN AN OPTIMAL POSITION TO AGGRESSIVELY COMPETE AS THESE NEW TECHNOLOGIES ARE INTRODUCED.

OUR FOCUS IS ON SUSTAINABLE, QUALITY EARNINGS. FINANCIAL CONTROL, RISK MANAGEMENT AND CORPORATE GOVERNANCE REMAIN THE FOUNDATIONS OF OUR BUSINESS MODEL.

OUR BUSINESS DEVELOPMENT OBJECTIVES ARE CLEAR. WE ARE LOOKING FOR PRODUCT LINE EXTENSION, KEY INTELLECTUAL PROPERTY AND STRATEGIC RELATIONSHIPS WHICH WILL ASSIST US IN ACHIEVING OUR OBJECTIVE OF BEING THE LEADING GLOBAL PROVIDER OF GAMING SOLUTIONS.

I WOULD NOW LIKE TO PROVIDE AN OVERVIEW AS TO HOW THE MORE SIGNIFICANT OPPORTUNITIES AND INITIATIVES I HAVE JUST

MENTIONED ARE LIKELY TO CONTRIBUTE TO OUR FUTURE GROWTH OVER THE NEXT FEW YEARS.

IN AUSTRALIA THE HARDWARE REPLACEMENT CYCLE IS UNLIKELY TO PICK UP UNTIL 2008. IN THE MEANTIME, SOFTWARE SALES WILL CONTINUE TO GAIN MOMENTUM.

NORTH AMERICA REMAINS THE MOST SIGNIFICANT OPPORTUNITY IN DOLLAR TERMS. THE REPLACEMENT CYCLE IS EXPECTED TO PICK UP DURING 2007.

WE EXPECT TO SEE THE ONGOING MIGRATION OF STEPPER TO VIDEO AND TO LOW DENOMINATION OVER THE NEXT FIVE YEARS. GIVEN OUR COMPETITIVE ADVANTAGES IN THESE AREAS, I EXPECT US TO CONTINUE TO GROW MARKET SHARE.

NEW JURISDICTIONS WILL EXPAND THE OVERALL MARKET AS GAMING IS INTRODUCED ACROSS MORE STATES, ALTHOUGH THIS REMAINS A VERY FLUID SITUATION.

THE INTRODUCTION OF NEW PRODUCT LINES SUCH AS 5 REEL STEPPER, SLANT TOPS AND OUR MULTI-SITE PROGRESSIVES, WILL BUILD MOMENTUM IN SEGMENTS IN WHICH WE HAVE NOT COMPETED TO DATE.

AS OUR INSTALLED BASE OF MARK VI PRODUCTS GROWS AND AGES AND AS THE NORTH AMERICAN MARKET MATURES AND EMBRACES VIDEO SLOTS, THE SALE OF CONVERSIONS BECOMES A REAL OPPORTUNITY FOR US.

WE EXPECT TO TRIAL OUR DOWNLOADABLE GAMES DURING 2007, ALTHOUGH THIS IS UNLIKELY TO PROVIDE A MEANINGFUL RETURN UNTIL THE FOLLOWING YEAR. WE EXPECT DOWNLOADABLE AND SERVER BASED TECHNOLOGIES TO EVOLVE OVER THE NEXT 5 YEARS.

IN JAPAN, THE ACCEPTANCE OF REGULATION 5 GAMING IS UNLIKELY TO TAKE PLACE UNTIL MID 2007 AFTER WHICH WE EXPECT THE MARKET TO GRADUALLY RETURN TO MORE NORMAL LEVELS.

WE EXPECT TO SEE THE APPROVAL OF COMMERCIAL CASINOS IN JAPAN WITHIN TWO YEARS, ALTHOUGH IT IS LIKELY THAT THIS WILL INITIALLY BE ON A SMALL SCALE.

IN EUROPE, THE RUSSIAN MARKET IS LIKELY TO RE-OPEN DURING 2007 AND WE EXPECT THAT IT WILL DRIVE GROWTH IN THAT REGION NEXT YEAR. GIVEN THE PROSPECTIVE LICENCING REQUIREMENTS THE MARKET IS LIKELY TO BE MUCH BETTER SUITED TO THE LARGER PLAYERS SUCH AS OURSELVES IN THE FUTURE.

WE EXPECT GROWTH TO CONTINUE IN MACAU AS WELL AS THE DEVELOPMENT OF SINGAPORE'S NEW CASINOS. THESE ARE LIKELY TO SEE A BROADER OPENING UP OF GAMING MARKETS IN THE REGION.

ELECTRONIC TABLE GAMING WILL BUILD MOMENTUM OVER THE BALANCE OF THIS YEAR AND INTO 2007 AS PLAYERS AND OPERATORS EMBRACE THE ENHANCED GAMING EXPERIENCE THAT THESE PRODUCTS PROVIDE.

FINALLY, I EXPECT OUR ACE INTERACTIVE PRODUCT OFFERINGS TO BEGIN TO CONTRIBUTE TO EARNINGS GROWTH DURING 2007 AS VARIOUS GLOBAL OPPORTUNITIES DEVELOP.

TURNING NOW TO THE OUTLOOK FOR THE BALANCE OF 2006.

WE ARE JUST OVER SEVEN WEEKS INTO THE SECOND HALF AND IT IS THEREFORE TOO EARLY TO PROVIDE ANY SPECIFIC GUIDANCE ON OUR FULL YEAR OUTLOOK.

WHILE IN THE NEAR TERM THERE CONTINUES TO BE UNCERTAINTY IN SOME MARKETS, WE EXPECT FURTHER STRONG GROWTH FROM NORTH AMERICA, ASIA AND OTHER EMERGING MARKETS, WITH NEWLY ACQUIRED BUSINESSES IN OVERALL TERMS PROVIDING A FURTHER CONTRIBUTION TO EARNINGS OVER THE BALANCE OF THE YEAR.

FOR 2006, OUR OBJECTIVE IS TO DRIVE PROFIT GROWTH IN THE NON-JAPANESE BUSINESSES TO COMPENSATE FOR ANY PROFIT SHORTFALL IN JAPAN. THE FINAL RESULT AND GROWTH IN PROFITABILITY YEAR-ON-YEAR WILL DEPEND ON BOTH THE SUCCESS OF THIS STRATEGY AND THE ULTIMATE LEVEL OF SALES ACHIEVED IN JAPAN IN THE SECOND HALF.

I WOULD NOW LIKE TO SUMMARISE THE MAJOR POINTS WE HAVE COVERED THIS MORNING BEFORE WE MOVE INTO QUESTIONS.

OUR PROFIT AFTER TAX WAS UP BY 2.9% TO $105 MILLION.

THIS REPRESENTS A VERY SOLID RESULT GIVEN THE DIFFICULT TRADING CONDITIONS WE ARE EXPERIENCING IN A NUMBER OF OUR KEY MARKETS.

UNDERLYING GROWTH IN OUR NON-JAPANESE MARKETS WAS STRONG, WITH PROFITABILITY UP 27% REFLECTING PRODUCT PERFORMANCE, IMPROVED PRICING AND FURTHER LEVERAGING OF OUR FIXED COST STRUCTURES. OUR UNDERLYING CASH FLOW AND BUSINESS FUNDAMENTALS ALSO REMAIN VERY SOUND.

WHILE THE SHORT TERM PROFIT OUTLOOK IS DIFFICULT TO PREDICT, WE ARE WELL PLACED TO CAPTURE SIGNIFICANT SHARE OF THE ANTICIPATED EXPANSION OF GLOBAL GAMING MARKETS OVER THE NEXT FEW YEARS.

LADIES AND GENTLEMEN, BEFORE I TAKE THE FIRST QUESTION, PLEASE NOTE THAT THIS IS A WEBCAST AND A TELECONFERENCE.

PLEASE BE AWARE THAT YOUR QUESTIONS WILL BE HEARD BY A MUCH WIDER AUDIENCE THAN THE PEOPLE IN THIS ROOM AND ARE BEING RECORDED.

PLEASE NOTE THAT LEGAL CONSIDERATIONS WILL PREVENT US FROM ANSWERING ANY QUESTIONS REGARDING ONGOING LITIGATION.

PLEASE INDICATE TO ONE OF OUR ATTENDANTS IF YOU WOULD LIKE TO ASK A QUESTION.



ARISTOCRAT LEISURE LIMITED

A.B.N. 44 002 818 368

APPENDIX 4D

Half-Year Report

Half-year ended: 30 June 2006

Previous corresponding period: 30 June 2005

Results for announcement to the market				June 2006 $'000
Revenue from ordinary activities	down	-5.6%	to	495,935
Profit from ordinary activities after tax attributable to members	up	3.0%	to	104,742
Net profit for the period attributable to members	up	3.0%	to	104,742
Earnings before interest and tax	up	0.3%	to	146,243
Operating cash flow	down	-84.2%	to	18,901

Dividends	Amount per security	Franked amount per security	Record date for determining entitlements to dividends
Current year – 2006:			
- Interim dividend	12.0c	12.0c	5 September 2006
- Final dividend	n/a	n/a	9 March 2007
Previous year – 2005:			
- Interim dividend	10.0c	10.0c	
- Final dividend	20.0c	20.0c	

Net tangible assets	June 2006	June 2005
Net tangible assets per security	$ 0.36	$ 0.55

For further explanation of the above figures please refer to the Director's report, media release, management discussion and analysis and market presentations. Other financial information required by the Appendix 4D is contained in the financial statements.

Directors' Report

For the 6 months ended 30 June 2006

Aristocrat Leisure Limited

ABN 44 002 818 368

The directors present their report together with the financial statements of Aristocrat Leisure Limited and its controlled entities (the 'Consolidated Entity') for the six months ended 30 June 2006. The information in this report is current as at 22 August 2006 unless otherwise specified.

Directors

The directors of Aristocrat Leisure Limited (the 'Company') during the six months under review and up to the date of this report are:

DJ Simpson
PN Oneile
WM Baker
RA Davis
P Morris
SAM Pitkin
AW Steelman

Review and results of operations

A review of the operations of the Consolidated Entity for the half-year ended 30 June 2006 is set out in the attached Management Discussion and Analysis which forms part of this directors' report. The operating result of the Consolidated Entity attributable to shareholders for the half-year ended 30 June 2006 was a profit of $104.7 million after tax and minority interest.

Auditor's Independence Declaration

The auditor's independence declaration is included on page 3 of this report.

Events after balance date

On 10 August 2006, the Company and holders of approximately 81% of the convertible bonds which are the subject of litigation entered into a "Receipt and Release Agreement" pursuant to which the Company would pay USD104.7 million to those holders, representing an amount equal to their respective pro rata shares of the principal amount of the Bonds.

The Agreement provides that no further interest is payable on the USD104.7 million following its payment (which was subsequently made) and that the agreement is otherwise without prejudice to any party's litigating position. This payment was funded from cash reserves and borrowings under the Company's existing undrawn finance facilities.

Rounding of amounts to nearest thousand dollars

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities & Investments Commission relating to the 'rounding off' of amounts in the directors' report and financial statements. Amounts in the directors' report and financial statements have been rounded off to the nearest thousand dollars in accordance with that Class Order.

This report is made in accordance with a resolution of the directors.

DJ Simpson
Director

22 August 2006



PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditors' Independence Declaration

As lead auditor for the review of Aristocrat Leisure Limited for the half year ended 30 June 2006, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and
b) no contraventions of any applicable code of professional conduct in relation to the review

This declaration is in respect of Aristocrat Leisure Limited during the period.

R L Gavin
Partner
PricewaterhouseCoopers

22 August 2006
Sydney

aristocrat


ARISTOCRAT

financial statements for the half-year ended 30 June 2006

These financial statements do not include all the notes of the type normally included in an annual financial report. Accordingly, these financial statements are to be read in conjunction with the annual report for the year ended 31 December 2005 and any public announcements made by Aristocrat Leisure Limited during the reporting period and up to the date of these financial statements, in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

Contents

These financial statements do not include all the notes of the type normally included in an annual financial report. Accordingly, these financial statements are to be read in conjunction with the annual report for the year ended 31 December 2005 and any public announcements made by Aristocrat Leisure Limited during the reporting period and up to the date of these financial statements, in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

Consolidated income statement

for the half-year ended 30 June 2006

	Notes	Half-year 2006 $'000	2005 $'000
Revenue from operating activities	3	**480,651**	513,087
Cost of revenue from operating activities		**(201,599)**	(235,320)
Gross profit		**279,052**	277,767
Other income	3	**15,284**	12,214
Research and development costs		**(43,445)**	(29,325)
Sales and marketing costs		**(41,906)**	(47,718)
General and administration costs		**(53,648)**	(57,765)
Realised exchange differences arising from the settlement of a long term loan which formed part of the net investment in a foreign operation	3	**(5,975)**	-
Finance costs		**(7,062)**	(5,146)
Share of net profits of jointly controlled entity		**3,957**	-
Profit from ordinary activities before income tax expense		**146,257**	150,027
Income tax expense		**(40,918)**	(48,372)
Profit from ordinary activities after income tax expense		**105,339**	101,655
Profit attributable to minority interest		**(597)**	-
Net profit attributable to members of Aristocrat Leisure Limited		**104,742**	101,655

Earnings per share on the net profit attributable to the ordinary equity holders of the Company

		Cents	Cents
Basic earnings per share	8	**22.4**	21.3
Diluted earnings per share	8	**22.2**	21.2

The above income statement should be read in conjunction with the accompanying notes.

Consolidated balance sheet

as at 30 June 2006

	30 June 2006 $'000	31 December 2005 $'000
CURRENT ASSETS		
Cash and cash equivalents	**179,564**	359,532
Receivables	**178,766**	285,056
Inventories	**64,937**	82,398
Financial assets	**7,800**	7,558
Other assets	**5,102**	2,164
Tax assets	**-**	1,790
Total current assets	**436,159**	738,498
NON-CURRENT ASSETS		
Receivables	**62,590**	61,253
Financial assets	**99,586**	12,187
Property, plant and equipment	**119,839**	116,455
Deferred tax assets	**61,714**	62,844
Intangible assets	**156,545**	76,183
Total non-current assets	**500,274**	328,922
Total assets	**936,433**	1,067,420
CURRENT LIABILITIES		
Payables	**144,414**	322,527
Interest bearing liabilities	**194,896**	175,808
Current tax liabilities	**25,462**	88,886
Provisions	**34,756**	27,912
Other liabilities	**42,203**	31,767
Total current liabilities	**441,731**	646,900
NON-CURRENT LIABILITIES		
Interest bearing liabilities	**87,851**	-
Deferred tax liabilities	**9,224**	-
Provisions	**20,632**	18,292
Other liabilities	**52,931**	50,671
Total non-current liabilities	**170,638**	68,963
Total liabilities	**612,369**	715,863
Net assets	**324,064**	351,557
EQUITY		
Contributed equity	**71,392**	88,240
Reserves	**(64,576)**	(41,928)
Retained earnings	**316,166**	305,245
Parent entity interest	**322,982**	351,557
Minority interest	**1,082**	-
Total equity	**324,064**	351,557

The above balance sheet should be read in conjunction with the accompanying notes.

Consolidated statement of changes in equity

for the half-year ended 30 June 2006

	Half-year 2006 $'000	Half-year 2005 $'000
Total equity at the beginning of the half-year	**351,557**	374,488
Adjustment on adoption of AASB 132 and AASB 139 (net of tax)	**-**	(137)
Restated total equity at the beginning of the half-year	**351,557**	374,351
Currency translation differences	**7,243**	(2,830)
Other	**-**	(100)
Changes in fair value of available-for-sale financial assets, net of tax	**882**	-
Sale of share in subsidiary	**826**	-
Realised exchange differences on net investment in subsidiary	**5,975**	-
Net income recognised directly in equity	**14,926**	(2,930)
Profit for the half-year	**105,339**	101,655
Total recognised income and expense for half-year	**120,265**	98,725
Transactions with equity holders in their capacity as equity holders		
Issues of ordinary shares for no consideration during the half-year under the General Employee Share Plan	**1,145**	1,213
Proceeds from issue and exercise of options under the Employee Share Option Plan	**3,707**	11,701
Shares bought back on-market and cancelled (including transaction costs)	**(16,848)**	(35,874)
Capital reduction (including transaction costs)	**-**	(100,409)
Net movement in share-based equity reserve	**5,350**	3,071
Net movement in share trust reserve	**(47,291)**	-
Equity dividends	**(93,821)**	(19,144)
	(147,758)	(139,442)
Total equity as at the end of the half-year	**324,064**	333,634
Total recognised income and expense for the half-year is attributable to:		
Members of Aristocrat Leisure Limited	**119,668**	98,725
Minority interest	**597**	-
	120,265	98,725

The above statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated cash flow statement

for the half-year ended 30 June 2006

	Note	Half-year 2006 $'000	2005 $'000
Cash flows from operating activities			
Receipts from customers (inclusive of goods and services tax)		**651,335**	594,921
Payment to suppliers and employees (inclusive of goods and services tax)		**(533,506)**	(421,142)
		117,829	173,779
Other income		**251**	996
Interest received		**6,447**	8,435
Finance costs		**(5,597)**	(4,402)
Income taxes paid		**(100,029)**	(59,121)
Net cash inflow from operating activities		**18,901**	119,687
Cash flows from investing activities			
Payment for purchase of controlled entity net of cash acquired	10	**(70,620)**	-
Payment for property, plant and equipment		**(16,840)**	(16,202)
Payment for intangibles		**(1,106)**	(593)
Payment for investments in associates	11	**(59,110)**	-
Payment for available-for-sale financial assets		**(11,657)**	-
Loan to non-related party		**(8,984)**	-
Proceeds from sale of share in subsidiary	9	**8,217**	-
Proceeds from sale of property, plant and equipment		**630**	897
Net cash outflow from investing activities		**(159,470)**	(15,898)
Cash flows from financing activities			
Proceeds from issue and exercise of options under the Employee Share Option Plan		**3,707**	11,701
Shares purchased by trust		**(43,337)**	-
Payment for shares bought back		**(16,841)**	(35,869)
Repayment of borrowings		**-**	(100)
Proceeds from borrowings		**107,851**	-
Dividends paid	4	**(93,821)**	(19,144)
Net cash outflow from financing activities		**(42,441)**	(43,412)
Net (decrease) / increase in cash and cash equivalents held		**(183,010)**	60,377
Cash and cash equivalents at the beginning of the half-year		**359,532**	285,973
Effects of exchange rate changes on cash and cash equivalents		**3,032**	(2,446)
Cash and cash equivalents at the end of the half-year		**179,554**	343,904

The above statement of cash flow should be read in conjunction with the accompanying notes.

Note 1. Basis of preparation of half-year report

This general purpose financial report for the interim half-year reporting period ended 30 June 2006 has been prepared in accordance with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001*.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this financial report is to be read in conjunction with the annual report for the year ended 31 December 2005 and any public announcements made by Aristocrat Leisure Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

Unless otherwise stated, the accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

Note 2. Segment information

Primary reporting - geographical segments

Half-year 2006	Australia $'000	North America $'000	South America $'000	Japan $'000	New Zealand $'000	Other $'000	Total continuing operations $'000	Inter-segment eliminations / unallocated $'000	Consolidated $'000
Sales to external customers	114,701	273,964	12,815	9,641	12,599	56,931	480,651	-	480,651
Inter-segment sales	31,461	-	-	-	-	-	31,461	(31,461)	-
Total sales revenue	146,162	273,964	12,815	9,641	12,599	56,931	512,112	(31,461)	480,651
Other income (excluding interest)	1,686	207	-	-	-	6,315	8,208	-	8,208
Total segment revenue / income (excluding interest)	147,848	274,171	12,815	9,641	12,599	63,246	520,320	(31,461)	488,859
Interest income									7,076
Total consolidated revenue									495,935
Result									
Segment result	120,689	3,729	7,740	(10,747)	356	19,563	141,330	956	142,286
Share of net profits of jointly controlled entity									3,957
Net interest income									14
Profit before income tax expense									146,257
Income tax expense									(40,918)
Net profit after tax									105,339

Segment information is prepared in conformity with the accounting policies of the Group as disclosed in Note 1 of 2005 Annual Report and AASB 114 *Segment Reporting.*

Notes to the consolidated financial statements
for the half-year ended 30 June 2006

Note 2. Segment information (continued)

Primary reporting - geographical segments (continued)

Half-year 2005	Australia $'000	North America $'000	South America $'000	Japan $'000	New Zealand $'000	Other $'000	Total continuing operations $'000	Inter-segment eliminations / unallocated $'000	Consolidated $'000
Sales to external customers	116,230	244,939	4,875	91,813	14,107	41,123	513,087	-	513,087
Inter-segment sales	67,590	-	-	-	-	-	67,590	(67,590)	-
Total sales revenue	183,820	244,939	4,875	91,813	14,107	41,123	580,677	(67,590)	513,087
Other income (excluding interest)	2,406	277	-	7	-	114	2,804	-	2,804
Total segment revenue / income (excluding interest)	186,226	245,216	4,875	91,820	14,107	41,237	583,481	(67,590)	515,891
Interest income									9,410
Total consolidated revenue									525,301
Result									
Segment result	109,528	14,025	2,008	14,255	387	6,732	146,935	(1,172)	145,763
Share of net profits of jointly controlled entity									-
Net interest expense									4,264
Profit before income tax expense									150,027
Income tax expense									(48,372)
Net profit after tax									101,655

Segment information is prepared in conformity with the accounting policies of the Group as disclosed in Note 1 of 2005 Annual Report and AASB 114 *Segment Reporting.*

Notes to the consolidated financial statements

for the half-year ended 30 June 2006

	Half-year 2006 $'000	Half-year 2005 $'000
Note 3. Profit from ordinary activities		
(a) Revenue from operating activities		
Sale of goods	352,613	383,368
Gaming operations and services	128,038	129,719
	480,651	513,087
(b) Other income		
Interest	7,076	9,410
Foreign currency translation gains	1,734	1,808
Other income	251	996
Sale of share in subsidiary	6,223	-
Other income	15,284	12,214
Total revenue and other income	495,935	525,301
(c) Expenses		
(i) Depreciation and amortisation		
Depreciation and amortisation of property, plant and equipment		
- Buildings	260	183
- Plant and equipment	12,462	16,670
- Leasehold improvements	1,071	821
Total depreciation and amortisation of property, plant and equipment	13,793	17,674
Amortisation of intangible assets		
- Computer software	1,224	1,584
- Copyrights, patents, trademarks and licensing rights	66	65
Total amortisation of intangible assets	1,290	1,649
Total depreciation and amortisation	15,083	19,323
(ii) Employee benefits expense		
Salaries and wages	96,011	89,173
Superannuation costs	4,468	4,081
Post-employment benefits other than superannuation	1,132	133
Expense of share-based payments	5,679	4,284
Employee benefits expense	107,290	97,671
(iii) Other significant items		
Other charges against assets		
- Bad and doubtful debts - trade debtors	(3,594)	(1,359)
- Write down of inventories to net realisable value	9,930	3,598
Legal costs	2,748	10,741
Rental expense relating to operating leases		
- Minimum lease payments	5,812	5,124
Total rental expense relating to operating leases	5,812	5,124
(d) Net foreign exchange gain / (loss)		
Foreign exchange gain	1,734	1,808
Foreign exchange loss	(291)	(509)
Realised exchange differences arising from the settlement of a long-term loan which formed part of the net investment in a foreign operation	(5,975)	-
Net foreign exchange gain / (loss)	(4,532)	1,299

Notes to the consolidated financial statements

for the half-year ended 30 June 2006

	Half-year 2006 $'000	Half-year 2005 $'000
Note 4. Dividends		
Dividends provided for or paid during the half-year:		
- 2005 - 20.0 cents, unfranked, per fully paid share paid on 24 March 2006	93,821	-
- 2004 - 4.0 cents, unfranked, per fully paid share paid on 23 March 2005	-	19,144
Total dividends provided for or paid during the half-year	93,821	19,144
Dividends provided for and paid were satisfied as follows:		
Paid in cash	93,821	19,144
Total dividends provided for and paid during the half-year	93,821	19,144
Dividends not recognised at the end of the period		
Since the end of the half-year the directors have recommended the payment of an interim dividend of 12.0 cents (2005 - 10.0 cents) per fully paid ordinary share, fully franked (2005: fully franked). The aggregate amount of the proposed interim dividend expected to be paid on 19 September 2006 out of retained earnings at 30 June 2006, but not recognised as a liability at the end of the half-year is:	56,226	47,607

Dividend Reinvestment Plan

The directors have determined that the Aristocrat Leisure Limited Dividend Reinvestment Plan will not operate in respect of the 2006 interim dividend.

	Half-year 2006 Shares	Half-year 2005 Shares	Half-year 2006 $'000	Half-year 2005 $'000
Note 5. Equity securities issued and repurchased				
Issues of ordinary shares during the half-year				
Exercise of options issued under the Employee Share Option Plan	-	2,544,334	-	11,997
Shares issued under the General Employee Share Plan for no consideration	90,455	109,025	-	1,213
Repurchase of ordinary shares during the half-year				
Share buy back (including transaction costs)	(1,428,379)	(3,508,207)	(16,848)	(35,874)
Capital reduction (including transaction costs)	-	-	-	(100,409)
Total equity securities issued and repurchased during the half-year	(1,337,924)	(854,848)	(16,848)	(123,073)

Note 6. Contingent liabilities

The Company and consolidated entity has the following contingent liabilities at 30 June 2006:

(i) Group proceedings against the Company are continuing in the Federal Court of Australia. The proceedings, brought on behalf of shareholders who acquired shares in the period 19 February 2002 to 26 May 2003, relate to the Company's disclosure of information relating to its financial performance during that period. The group seeks unspecified damages, declarations, interest and costs. The proceedings are being defended. The solicitors and funder associated with the group members have made a number of inconsistent announcements concerning the maximum value of the claim. These announcements have included sworn estimates of up to $180 million (including claims for consequential loss).

On 30 June 2006, the Federal Court granted the plaintiff leave to file a third further amended statement of claim. The amendments included a change to the definition of the group on whose behalf the plaintiff has brought the proceedings. The proceedings are now conducted on behalf of all shareholders of the Company who acquired an interest in shares in the Company between 19 February 2002 and 26 May 2003 and who suffered loss and damage as a result of the alleged conduct of the Company. Prior to the amendment, the proceedings were conducted on behalf of all shareholders of the Company who acquired an interest in shares in the Company between 20 September 2002 and 26 May 2003 and who suffered loss and damage as a result of the alleged conduct of the Company. At this stage the Company does not know how many shareholders and former shareholders are potential members of the expanded class represented in the proceedings and the extent to which the expansion of the class will materially if at all increase the Company's potential liability.

(ii) The Company issued US$130 million of 5% convertible subordinated bonds ('bonds') due 31 May 2006 on 31 May 2001 and 7 June 2001. The Indenture permits the Company to call for the redemption of the bonds after the Company's shares have traded for a period of more than 20 trading days during a period of 30 consecutive trading days at a price exceeding 140% of the conversion price.

Consistent with its view of the parties' agreement, the Company took the steps on 20 December 2004 which it believed necessary and sufficient to call for the redemption of the bonds in accordance with the Indenture, thereby terminating bondholder conversion rights. On the same day, the Company commenced legal action in the United States District Court for the Southern District of New York, seeking a declaration from the Court that (1) an exchange rate error in the Indenture should be corrected and the Indenture reformed to reflect the intended rate; and (2) the call for redemption of the bonds terminated the rights of the bondholders to convert. Various bondholders subsequently intervened in the case.

On 12 August 2005, the District Court entered an Order that bondholder conversion rights had not been terminated as of 20 December 2004. In so holding, the Court adopted an interpretation of the Indenture not argued by the Company or the bondholders. The Court otherwise deferred ruling on various counterclaims. The Company intends to appeal the Court's Order upon entry of final judgment. As of the date of this report, it is not possible to comment on when that appeal will take place.

(iii) A subsidiary of the Company is involved in legal proceedings in Peru arising out of the breach of contractual obligations of a former customer. As of the date of this report it is not possible to determine the likely outcome of these proceedings.

Note 6. Contingent liabilities (continued)

(iv) A complaint was served in February 2004 on the Company and two subsidiaries on behalf of a US based individual. In March 2004, the individual passed away and the administrator for his estate has been substituted as the plaintiff. In February 2005, the Court granted an order releasing the Company from the case.

The plaintiff is seeking unspecified compensation and damages from the two subsidiaries of the Company and third party defendants in the gaming industry. The plaintiff alleges, amongst other things, that Aristocrat's Hyperlink progressive jackpot gaming machines infringe a US patent and that the two subsidiaries of the Company misappropriated trade secrets of the plaintiff. Another party has made claim to ownership of the patent being asserted as well as to other patents. The proceedings are being defended. As of the date of this report, it is not possible to determine the likely outcome of these proceedings.

(v) On 30 June 2005, a subsidiary of the Company filed suit against a subsidiary of International Game Technology ('IGT') alleging patent infringement in the US District Court of Nevada. On 13 January 2006, that subsidiary of the Company amended its complaint by adding a further subsidiary of the Company as a plaintiff and IGT as a defendant. On 19 January 2006, the defendants answered the first amended complaint and counterclaimed against the subsidiary of the Company which responded to the counterclaim on 13 February 2006. The Company and its subsidiaries intend to vigorously pursue all available legal and equitable remedies against the defendants.

(vi) On 21 December 2005, IGT filed a Demand for Arbitration relating to an alleged controversy arising out of contracts between ATI, Aristocrat and Aristocrat Leisure Limited and IGT. On 23 January 2006, ATI, Aristocrat and Aristocrat Leisure Limited filed a Statement of Defence and Counterclaim. In the arbitration, IGT seeks 'reimbursement' of US$4,545,000 purportedly paid 'under protest' under a licence between the companies and a declaration that IGT need not comply with certain provisions of that licence. In its counterclaim, ATI, Aristocrat and Aristocrat Leisure Limited seek a declaration that IGT must comply with the provisions of the licence, or, that this and other agreements with IGT are no longer valid or enforceable. As of the date of this report, it is not possible to determine the likely outcome of these proceedings.

(vii) The Company and a subsidiary of the Company filed and served a complaint against IGT in US District for the Northern District of California (San Francisco, CA) on 12 June 2006 alleging that IGT has and continues to infringe its Hyperlink patent (No. 7,056,215). IGT has yet to file its answer. The Company and its subsidiary have advised each intends to vigorously pursue all available legal and equitable remedies against IGT.

Notes to the consolidated financial statements

for the half-year ended 30 June 2006

Note 7. Events occuring after reporting date

On 10 August 2006, the Company and holders of approximately 81% of the convertible bonds which are the subject of litigation, entered into a "Receipt and Release Agreement" pursuant to which the Company would pay USD104.7 million to those holders, representing an amount equal to their respective pro rata shares of the principal amount of the Bonds.

The Agreement provides that no further interest is payable on the USD104.7 million following its payment (which was subsequently made) and that the agreement is otherwise without prejudice to any party's litigating position. This payment was funded from cash reserves and borrowings under the Company's existing undrawn finance facilities.

Aside from the event mentioned above, there has not arisen in the interval between the end of the half-year and the date of this report any other item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in future financial reporting periods.

Note 8. Earnings per share

	Half-year	
	2006 Cents	2005 Cents
Basic earnings per share	**22.4**	21.3
Diluted earnings per share	**22.2**	21.2

	Half-year	
	2006 Number	2005 Number
Weighted average number of ordinary shares used as the denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	**468,283,603**	477,299,587
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	**468,283,603**	477,299,587
Effect of share options	**1,358,322**	2,282,848
Effect of Performance Share Rights	**1,750,767**	1,049,171
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	**471,392,692**	480,631,606

	Half-year	
	2006 $'000	2005 $'000
Reconciliation of earnings used in calculating diluted earnings per share		
Net profit	**104,742**	101,655
Earnings used in calculating diluted earnings per share	**104,742**	101,655

Note 8. Earnings per share (continued)

Information concerning the classification of securities

(a) Options

Options granted to employees under the Employee Share Option Plan are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share.

(b) Convertible Subordinated Bonds

Convertible subordinated bonds are considered to be potential ordinary shares up until the date of redemption, 20 December 2004, and have been included in the determination of diluted earnings per share up until that date. The bonds have not been included in the determination of basic earnings per share.

(c) Performance Share Rights

Rights granted to employees under the Performance Share Plan are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The rights have not been included in the determination of basic earnings per share.

Included within the weighted average number of potential ordinary shares related to performance share rights are 149,444 share rights that had lapsed during the half-year.

(d) Share-based payments trust

Shares purchased on-market through the Aristocrat Employee Equity Plan Trust have been treated as shares bought back and cancelled for the purpose of the calculation of the weighted average number of ordinary shares used as the denominator in calculating basic earnings per share.

Shares issued through the Aristocrat Employee Equity Plan Trust on the exercise of options have been treated as shares issued from capital for the purpose of the calculation of the weighted average number of ordinary shares used as the denominator in calculating basic earnings per share.

(e) Events subsequent to balance date

Since balance date, the Company has purchased on-market and cancelled 650,000 shares under an on-market share buy back program and a further 980,000 shares purchased on-market through the Aristocrat Employee Equity Plan Trust.

Notes to the consolidated financial statements

for the half-year ended 30 June 2006

Note 9. Partial sale of subsidiary

On 26 June 2006, a wholly owned entity of Aristocrat Leisure Limited completed the sale of a 28% interest in its African operations to local company, Yabohle Investments (Pty) Ltd, a consortium led by Matemeku Investments (Pty) Limited ('Matemeku').

	$'000
Details of the partial sale are as follows:	
Consideration	
Cash proceeds	8,217
Cost of sale	(1,168)
Cash and cash equivalents	7,049
Book value of portion of net assets sold	
Current assets	
Cash assets	503
Receivables	1,069
Inventories	693
Non current assets	
Receivables	183
Property, plant and equipment	201
Deferred tax assets	171
Intangible assets	245
Current liabilities	
Payables (includes intercompany)	(2,721)
Current tax liabilities	181
Provisions	(31)
Other	(38)
Portion of net assets disposed	456
Portion of foreign currency translation reserve disposed	370
Total net assets sold	826
Gain on partial sale of share in subsidiary	6,223
Cash and cash equivalents	7,049

Note 10. Business combination

ACE Interactive

On 5 May 2006, a wholly owned entity of Aristocrat Leisure Limited acquired all of the issued shares in the Scandinavian based high technology gaming company, Essnet Interactive AB.

The acquired business contributed revenues of $2,200,000 and net loss of $2,460,000 to the Group for the period from 5 May 2006 to 30 June 2006. Disclosure of pre-acquisition consolidated revenue and consolidated profit for the half-year ended 30 June 2006 would be impractical due to the legal and operating structure of Essnet Interactive AB within the seller's legal structure up to the date of sale.

(a) Summary of acquisition

Details of the fair value of the assets and liabilities acquired and goodwill are as follows:

	$'000
Purchase consideration (refer to (b) below):	
Cash paid	70,512
Direct costs relating to the acquisition	699
Total purchase consideration	71,211
Fair value of net identifiable assets acquired (refer to (c) below)	40,570
Goodwill	30,641

The goodwill is attributable to the Group's future cashflows from the sale of Interactive's server based video lottery product offerings.

(b) Purchase consideration

	$'000
Outflow of cash to acquire subsidiary, net of cash acquired	
Cash consideration	71,211
Less cash balances acquired	
Cash	591
	591
Outflow of cash	70,620

(c) Assets and liabilities acquired

The assets and liabilities arising from the acquisition are as follows:

	Acquiree's carrying amount $'000	Fair value $'000
Cash	591	591
Trade receivables	138	138
Other receivables	216	216
Inventories	3,044	3,044
Other current assets	135	135
Plant and equipment	1,340	1,340
Intangible assets: technology	15,403	42,030
Intangible assets: customer contract	-	5,787
Trade payables	(3,570)	(3,569)
Other liabilities	(66)	(66)
Deferred tax liabilities	-	(9,076)
Net assets	17,231	40,570
Net identifiable assets acquired	17,231	40,570

Note 11. Interest in jointly controlled entity

Elektronček

On 27 January 2006, a wholly owned entity of Aristocrat Leisure Limited acquired 50% of the issued shares in Elektronček d.d., which manufactures a range of electro-mechanical mutli-terminal gaming products.

The acquired business contributed net profit of $3,957,000 to the Group for the period from 27 January 2006 to 30 June 2006. If the acquisition had occurred on 1 January 2006, consolidated profit for the half-year ended 30 June 2006 would have been $4,398,000.

(a) Summary of acquisition

Details of the fair value of the assets and liabilities acquired and goodwill are as follows:

	$'000
Purchase consideration	
Cash paid	59,110
Deferred settlement	6,848
Direct costs relating to the acquisition	529
Total purchase consideration	66,487
Fair value of net identifiable assets acquired	1,899
Goodwill	64,588

The goodwill is attributable to Elektronček's strong market position and profitability in the increasingly popular multi-terminal segment of the gaming market and therefore for the future cashflows generated from this business.

(b) The Group's share of results of jointly controlled entity

	$'000
Revenue from ordinary activities	19,169
Expenses from ordinary activities	(13,478)
Profit from ordinary activities before income tax expense	5,691
Income tax expense relating to ordinary activities	(1,679)
Profit after tax from ordinary activities before minority interest	4,012
Minority interest	(55)
Net profit - accounted for using the equity method	3,957

(c) Interest in jointly controlled entity

	$'000
Carrying amount of investment in jointly controlled entity	73,204

Share of jointly controlled entity's assets and liabilities:

	$'000
Current assets	1,877
Non-current assets	72,824
	74,701
Current liabilities	(763)
Non-current liabilities	(734)
	(1,497)
Net assets	73,204

Directors' declaration

for the half-year ended 30 June 2006

In the directors' opinion:

(a) the financial statements and notes set out on pages 1 to 18 are in accordance with the *Corporations Act 2001* including:

(i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the consolidated entity's financial position as at 30 June 2006 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due and

This declaration is made in accordance with a resolution of the directors.

DJ Simpson
Chairman

Sydney
22 August 2006



PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent review report to the members of Aristocrat Leisure Limited

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Aristocrat Leisure Limited:

- does not give a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of the Aristocrat Leisure Limited Group (defined below as at 30 June 2006 and of its performance for the half-year ended on that date), and
- is not presented in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This statement must be read in conjunction with the rest of our review report.

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, cash flow statement, accompanying notes to the financial statements, and the directors' declaration for the Aristocrat Leisure Limited Group (the consolidated entity), for the half-year ended 30 June 2006. The consolidated entity comprises both Aristocrat Leisure Limited (the company) and the entities it controlled during that half-year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements. For further explanation of a review, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, a view

which is consistent with our understanding of the consolidated entity's financial position, and its performance as represented by the results of its operations, changes in equity and cash flows.

We formed our statement on the basis of the review procedures performed, which included:

- inquiries of company personnel/the responsible entity's personnel, and
- analytical procedures applied to financial data.

Our procedures include reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

R L Gavin
Partner

Sydney
22 August 2006





ARISTOCRAT LEISURE LIMITED ANNOUNCES HALF YEAR RESULTS

Sydney, 22 August 2006

Aristocrat Leisure Limited (ASX: ALL) today announced the Company's results for the half-year ended 30 June 2006.

Key points include:

- Revenue of $495.9 million, a marginal decline on the prior corresponding period;
- A record first half profit after tax and minorities of $104.7 million, a 2.9% improvement on the $101.7 million profit for the first half of 2005;
- North American revenue improved 11.8% to $274.2 million, while profit increased 30.0% to $123.1 million;
- Non-Japanese business segment revenue increased 17.5%, with profit up 26.8%;
- Japanese segment revenue fell by $82.2 million (89.5%) with segment profit declining $31.2 million, as a result of the transitioning to new industry regulations which have caused short term uncertainties in that market affecting all competitors;
- Operating cash flow fell as a result of the winding back of prior period favourable timing differences. Underlying cash flow, after adjusting for these timing differences, remained strong at around $125 million; and
- A 20% increase in the interim dividend to 12 cents per share (fully franked), representing a 54% payout ratio.

Chief Executive Officer and Managing Director of Aristocrat Leisure Limited, Mr Paul Oneile said "I am pleased to report that, despite the difficult market and regulatory conditions across most of our jurisdictions, the Company continues to gain market share and improve margins.

While the current situation in the Japanese market is disappointing, I am pleased that the 27% segment profit growth in the remainder of the business has more than compensated for the Japanese profit shortfall. This is particularly satisfying given that there has been no real market growth in most regions. The result demonstrates again the underlying robustness of our business.

I am confident that the outlook for the full year remains positive, although contingent on a number of near term uncertainties."

Mr. Oneile continued: "We have significantly increased our investment in research and development to ensure we are well placed to capture a large share of the anticipated expansion of global gaming markets over the next few years and I expect further strong growth in our results over 2007 and 2008."

Operating sector key points include:

- Australia/New Zealand revenue declined marginally, with profits declining 9.4% to $44.2 million, reflecting adverse mix in a difficult regulatory and market environment;

- North American revenue improved 11.8% to $274.2 million, while profit increased 30.0% to $123.1 million driven primarily by increased margins, a 14% increase in recurring revenue and leverage of the fixed cost base. Unit sales volumes declined 6.7% reflecting the low point in the replacement cycle and the lack of any new jurisdictions opening up in the half;

- Japanese revenue fell by 89.5% to $9.6 million with profit reversing by $31.2 million to a net loss of $9.6 million, reflecting market issues associated with the transition to new regulations which meant that no new games were released in the half. These are expected to be resolved over the next 12 months, culminating in the new regulations coming into full effect in mid 2007. Reported revenue for the period related exclusively to residual sales of *Kyojin-no-hoshi 3™*, which was launched in 2005.

- Strong growth was reported from virtually all other international businesses, with revenue and profits increasing 106% and 153% respectively reflecting the superior performance of the Company's products and improved share of the global market.

- Research and development expenditure increased by $14.1 million (48.1%) as the Company increased its new product delivery output and invested in new technologies.

Results compared with prior corresponding period:

	2006 $ Million	**2005 $ Million**	**Variance**
Total Revenue	495.9	525.3	(5.6)%
Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA)	157.3	165.1	(4.7)%
Earnings before Interest and Tax (EBIT)	146.2	145.8	+0.3%
Profit after Tax and Minorities	104.7	101.7	+2.9%
Operating Cash Flow	18.9	119.7	(84.2)%
Fully Diluted Earnings per Share	22.2c	21.2c	+4.7%
Dividend per share	12.0c	10.0c	+20.0%

DIVIDEND

The Company has declared a 20% increase in the interim dividend in respect of the 2006 year to 12 cents per share. This dividend, which is payable on 19 September 2006, will be fully franked.

OUTLOOK

The Company remains confident that momentum in the business is positive and it continues to be well placed to capture a significant share of the anticipated expansion of global gaming markets over the next few years.

While in the near term there continues to be uncertainty in some markets, the Company expects further strong growth from its operations in North America, Asia and other emerging markets, with newly acquired businesses in overall terms providing a further contribution to earnings over the balance of the year.

For the remainder of 2006, the Company's objective is to drive profit growth in its non-Japanese businesses to compensate for any profit shortfall in Japan. The final result and growth in profitability year-on-year will depend on both the success of this strategy and the ultimate level of sales achieved in Japan in the second half.

Enquiries

Financial: Simon Kelly (612) 9413 6601
Chief Financial Officer

Media: Tim Allerton (61) (0) 412 715 707
City Public Relations

Aristocrat Leisure Limited is a leading global entertainment company, which provides a comprehensive range of gaming solutions to entertainment venues around the world. The company is licensed by over two hundred regulators and its products and services are available in over ninety countries around the world.

MANAGEMENT DISCUSSION AND ANALYSIS



FINANCIAL REPORT

Summary



Key performance indicators for the current and prior corresponding period are set out below:

	H1 2006 $Million	H1 2005 $Million	Variance $Million	%
Total Revenue (from Ordinary Activities)	495.9	525.3	(29.4)	(5.6)%
Earnings before Interest and Tax (EBIT)	146.2	145.8	+0.4	+0.3%
Profit after Tax	105.3	101.7	+3.6	+3.5%
Profit after Tax and Minority Interest	104.7	101.7	+3.0	+2.9%
Net Working Capital/Revenue^	7.7%	9.9%	-	+2.2 pts
Operating Cash Flow	18.9	119.7	(100.8)	(84.2)%
Closing Net (Debt)/Cash	(103.2)	175.8	(279.0)	(158.7)%
Earnings Per Share (Fully Diluted)	22.2c	21.2c	+1.0c	+4.7%
Dividends Per Share	12.0c	10.0c	+2.0c	+20.0%

^ as a percentage of last twelve months revenue.

Overall market and regulatory conditions across global gaming markets have been difficult. Of particular note, in Japan revenue declined $82.2 million and profit contribution fell $31.2 million as the transition to new industry regulations ("Regulation 5") caused short-term uncertainties in the entire market.

Despite these adverse conditions the Company's North and South American, Asian and European businesses have experienced strong growth, more than offsetting the impact of Japan.

Total Revenue decreased 5.6% to $495.9 million while EBIT was flat, however excluding Japan, Management Revenue and EBIT increased 17.5% and 26.8% respectively (refer Segment Results).

As flagged earlier in the year, operating cash flow was significantly impacted by the unwinding of the phasing of receipts and payments associated with the release of *Kyojin-no-hoshi 3*™ which had favourably benefited prior year cash flows. In addition, higher tax payments primarily from supplemental payments in 2006 as a result of a favourable instalment rate in the prior year and the higher 2005 profit impacted cash flow. As a result, operating cashflow decreased 84.2% to $18.9 million, representing 3.8% of revenue.

At period end, debt exceeded cash on hand by $103.2 million, a $279.0 million turnaround from the net cash position at 30 June 2005. This reduction reflects the operating cash flow decline together with the $141.4 million spent on acquisitions and $154.0 million returned to shareholders through dividends and other capital management initiatives during the half, with the Company continuing to acquire shares under both its on-market share buy back program and in satisfaction of outstanding contingent obligations under employee share based remuneration plans. Over the half a total of 4.9 million shares, representing 1.0% of outstanding shares, were acquired at a cost of $60.2 million under these programs.

The combination of higher earnings and a lower weighted average number of shares saw fully diluted earnings increase by 4.7% to 22.2 cents per share.

In summary, while the current market situation in Japan is disappointing, the strong performance of the Company's other businesses, particularly North and South America, Asia and Europe have compensated for the impact of Japan enabling the Company to broadly maintain overall profitability in line with that of the prior corresponding period.

Income Statement

The Company reported a half year Profit after Tax and Minority Interest of $104.7 million. This result is a marginal 2.9% improvement on the $101.7 million profit reported in the prior corresponding period.

The operating results for the half year presented on a management basis* are summarised below (analysis throughout this section refers to the results reported on a management basis).

- Segment Results

	Segment revenue			Profit / (loss)			% margin		
	H1 2006 $m	H1 2005 $m	Var %	H1 2006 $m	H1 2005 $m	Var %	H1 2006 %	H1 2005 %	Var Pts
Segment results									
Australia	116.4	118.6	-1.9%	38.6	43.4	-11.1%	33.2%	36.6%	(3.4)
North America	274.2	245.2	11.8%	123.1	94.7	30.0%	44.9%	38.6%	6.3
South America	12.8	4.9	161.2%	7.8	2.0	290.0%	60.9%	40.8%	20.1
New Zealand	12.6	14.1	-10.7%	5.6	5.4	3.7%	44.4%	38.3%	6.1
Japan	9.6	91.8	-89.5%	(9.6)	21.6	-144.4%	-100.0%	23.5%	(123.5)
Other international	61.0	41.3	47.6%	17.6	9.7	81.4%	28.9%	23.5%	5.4
ACE Interactive	2.2	-	n/a	(1.8)	-	n/a	-81.8%	-	n/a
Elektronček*	19.2	-	n/a	6.0	-	n/a	31.3%	-	n/a
Total segment results	508.0	515.9	-1.6%	187.3	176.8	5.9%	36.8%	34.2%	2.6
Total segment results (excl. Japan)	498.4	424.1	17.5%	196.9	155.2	26.8%	39.5%	36.5%	3.0
							% Revenue		
Unallocated expenses									
Research and development				(43.4)	(29.3)	48.1%	-8.5%	-5.6%	(2.9)
Foreign exchange				1.5	1.3	15.3%	0.3%	0.3%	-
Corporate / other				2.6	(3.0)	-186.6%	0.5%	-0.6%	1.1
Net non-recurring items				0.2	-	n/a	0.0%	-	n/a
Total unallocated expenses				(39.1)	(31.0)	26.1%	-7.7%	-6.0%	(1.7)
Earnings before interest and tax				148.2	145.8	1.6%	29.1%	28.3%	0.8
Interest				(0.3)	4.2	-107.1%	0.0%	0.8%	(0.8)
Profit before tax				147.9	150.0	-1.4%	29.1%	29.1%	-
Income tax				(42.6)	(48.3)	-11.9%	-8.3%	-9.4%	1.1
Profit after tax				105.3	101.7	3.5%	20.7%	19.7%	1.0
Minority interest				(0.6)	-	n/a	-0.1%	-	(0.1)
Profit after tax and minority interest				104.7	101.7	2.9%	20.6%	19.7%	0.9

* Management reported basis includes the Company's share of associate company Revenue, Segmental Profit (EBIT), Interest and Tax on their respective lines. On a statutory reported basis, the Company's share of associate company Profit after Tax is included as a one line income item only. In the prior corresponding period, statutory and management results were the same, as the Company did not have any investment in associate companies at that time.

- Segment Revenue

Total segment revenue decreased by $7.9 million (down 1.6%) to $508.0 million primarily as a result of the decline in Japan. Excluding Japan, segment revenue increased by 17.5%. After eliminating the impact of the generally weaker Australian dollar compared to the prior corresponding period, underlying local currency revenue growth (excluding Japan) was $63.3 million or 14.9%.

While overall reported revenue was lower than the prior period, revenue results of individual businesses varied significantly. Australian revenue marginally decreased (1.9%, $2.2 million), reflecting the maturity of the market and the continuation of the difficult operating environment. North American revenue increased by $29.0 million (up 11.8%), a major accomplishment given no new jurisdictions opened during the period and the overall subdued state of the replacement market. South American revenue increased 161.2% ($7.9 million) off a low base due to increased sales to key

accounts under the Company's low risk distribution model. In New Zealand, revenue declined (down 10.7%, $1.5 million) principally due to the continuing fall in the installed base of slot machines and the impact of new restrictions which limited product available for sale in the half. In Japan, revenue fell 89.5% to $9.6 million as a result of market issues associated with the transition to Regulation 5 which meant that no new games were released in the half, with reported revenue relating exclusively to residual sales of *Kyojin-no-hoshi 3*™, which was launched in 2005.

In other regions, revenue performance was mixed with Asia-Pacific reporting strong growth as the Company continued to capture a significant share of this rapidly expanding market. European revenues increased, despite the Russian market being stalled, while South African revenues declined when compared to a particularly strong prior half.

Revenue contributions were also made by the Company's newly acquired businesses during the half. Essnet Interactive (now known as ACE Interactive), which was acquired on 5 May 2006, contributed revenue of $2.2 million, while the Company's 50% share of Elektronček's revenue since acquisition on 27 January 2006 amounted to $19.2 million.

These results are discussed in more detail in the Business Segment Review.

- Earnings

Management EBIT increased by 1.6% or $2.4 million compared with the first half of 2005. Excluding the Japanese segment, EBIT actually increased by 27.0%. This improvement reflects a net $41.7 million increase in contributions from non-Japanese business segments partially offset by a net $8.1 million increase in unallocated expenses.

The overall improvement in contributions from non-Japanese business segments was predominantly driven by the North American business where profitability increased $28.4 million. Increased segment contribution profit was also reported for all other business segments except Australia where margins declined on slightly lower revenue. The Company's 50% owned multi-terminal business (Elektronček) which was acquired effective 27 January 2006, contributed $6.0 million to EBIT. The aforementioned market regulatory transition issues resulted in the Japanese business reporting a segment loss of $9.6 million, down $31.2 million on the prior corresponding period. This result includes a $7.4 million provision for inventories of unique parts of *Kyojin-no-hoshi 3*™.

Overall non-Japan business segment margin improved by 3.0 points to 39.5%, with all business segments, except Australia improving profitability relative to sales. This sixth consecutive reporting period of overall segment margin improvement, reflects improved product mix, higher average selling prices and the continued focus on cost control and leverage of business infrastructure.

Net unallocated expenses increased $8.1 million (up 26.1%). This primarily results from an increase of $14.1 million in research and development costs as the Company increases its new product delivery output and invests in new technologies. As a

percentage of revenue, research and development expenditure rose to 8.5% for the half (first half 2005 – 5.6%). Over time, the Company expects research and development expenditure to average 5% – 6% of revenue.

Two one-off items are also included within net unallocated expenses, although these net to only a $0.2 million gain on both a pre and post tax basis. The first results from the recognition of a $6.0 million (pre and post tax) expense associated with inter-group loans related to the Company's convertible bonds. This non-cash accounting adjustment is required under International Accounting Standards on the realisation of amounts held in the foreign currency translation reserve. The second item relates to the recognition of a $6.2 million (pre and post tax) profit on the sale of 28% of the Company's South African business.

Interest expense exceeded interest income by $0.3 million, compared to net interest income of $4.2 million in the prior period, reflecting the reduction in the Company's average cash balances and the move into a net debt position at period end.

- Tax

The effective tax rate for the half year of 28.8% is lower than the 2005 half year effective tax rate of 32.2% as a result of the impact of tax losses incurred in Japan where marginal tax rates are 42.0%.

The effective tax rate will generally exceed the Australian statutory rate of 30% due to permanent differences including non-deductible expenses, withholding tax on the repatriation of overseas dividends and overseas tax rate differentials. There was, however, no withholding tax leakage on overseas dividends during the current period.

The franking outlook continues to remain positive and as a result, the 2006 interim dividend payable in September 2006 will be fully franked. However, while the franking outlook is generally considered to be positive, given the international structure of the Company and the increasing proportion of offshore earnings, it is not possible to reliably determine the extent to which future dividends will be franked.

Earnings Per Share

The Company's half year Profit after Tax, combined with a reduction in the weighted average number of shares (as a result of the impact of the Company's capital management initiatives), has resulted in fully diluted earnings per share increasing by 1.0 cent (4.7%) to 22.2 cents. Basic earnings per share increased by 1.1 cents to 22.4 cents (up 5.1%).

Balance Sheet

The Balance Sheet can be summarised as follows:

	30 June 2006 $Million	31 December 2005 $Million
Net Working Capital	99.3	44.9
Other Current/Non-Current Assets	89.0	83.2
Property, Plant and Equipment	119.8	116.5
Investments in associate and other companies	86.1	-
Intangibles	156.5	76.2
Other Current/Non-Current Liabilities	(150.4)	(128.6)
Net Tax Balances	27.0	(24.3)
Funds Employed	427.3	167.9
Net (Debt)/Cash	(103.2)	183.7
Shareholders' Funds	324.1	351.6

Net Working Capital increased from $44.9 million at 31 December 2005 to $99.3 million. This increase, which was flagged in the Company's full year results, was largely driven by unwinding of a particularly favourable opening position arising from the phasing of payments and receipts associated with last year's sale of *Kyojin-no-hoshi 3*™ in Japan. Offsetting this, the overall result was favourably impacted by strong collections in Australia following solid sales in the last quarter of 2005, and a fall in inventory levels in North America as a result of efficiencies in the supply chain. Overall, inventory levels (excluding Japan) declined 16.8%. Net Working Capital as a percentage of the last 12 months' revenue increased from 3.4% at 31 December 2005 to 7.7% at period end, remaining well within the Company's stated 10% target and below the 9.9% recorded at the same time last year. Net Working Capital results in individual months will always remain subject to fluctuation as a result of particular trading initiatives such as major product launches.

Property, Plant and Equipment increased marginally reflecting total capital expenditure of $16.8 million, offset by depreciation. Total capital spend on participation units was a modest $6.0 million as a result of the small net increase in the installed base with ongoing "stay-in-business" capital expenditure amounting to $10.8 million.

Investments represents the Company's 50% holding in Elektronček and just under 10% in PokerTek Inc. (NASDAQ: PTEK), both of which were acquired in the half.

Intangible assets have increased by $80.3 million since 31 December 2005. This is due to the acquisition of ACE Interactive.

Other Liabilities increased $21.8 million to $150.4 million as a result of higher Progressive Jackpot Liabilities in North America combined with higher revenue billed in advance in Australia.

Net Tax Balances decreased as a result of the $100.0 million of tax payments made in the half in respect of income tax obligations arising from the record 2005 profit result, offset by taxes payable on the current half profit.

In overall terms, Shareholders' Funds declined from $351.6 million to $324.1 million. The primary drivers of this reduction were the $93.8 million 2005 final dividend payment and $60.2 million spent on capital management programs, offset by the profit for the period.

Statement of Cash Flows

Effective cash flow management continues to be one of the Company's key strategies. As expected and mentioned in last year's financial report, operating cash flow for the first half was negatively impacted by the phasing of receipts and payments associated with last year's release of *Kyojin-no-hoshi 3*™ and additional tax payments resulting from a particularly favourable Australian tax instalment rate in 2005. These unfavourable impacts have impacted operating cashflow in the first half by approximately $100 million.

The movement in net cash (cash less debt), after eliminating foreign exchange movements is set out below:

	H1 2006 $ Million	H1 2005 $ Million
Net cash - opening balance	**183.7**	**121.5**
EBIT	146.2	145.8
Share of Profit after Tax of associate company	(4.0)	-
Depreciation and amortisation	15.1	19.3
EBITDA	157.3	165.1
Non-cash adjustments:		
- Net (profit)/loss on sale of non-current assets	(5.8)	0.3
- Net foreign exchange differences	(2.9)	2.1
- Transfer from foreign currency translation reserve	6.0	-
- Expensing of costs of share-based payments	5.7	4.3
Net interest received	0.9	4.0
Net tax paid	(100.0)	(59.1)
Change in operating assets and liabilities	(42.3)	3.0
Net cash inflow from operating activities	**18.9**	**119.7**
Payments for acquisitions	(141.4)	-
Proceeds from sale of share in subsidiary	8.2	-
Loans to non-related parties	(9.0)	-
Net cash outflow from other investing activities	(17.3)	(15.9)
Proceeds from exercise of options	3.7	11.7
Payments for shares bought back	(16.8)	(35.9)
Payments to employee share trust	(43.3)	-
Dividends paid	(93.8)	(19.1)
Movement in net cash	**(290.8)**	**60.5**
Effect of exchange rate changes on net cash	3.9	(6.2)
Net (debt)/cash - closing balance	**(103.2)**	**175.8**

The marginally lower EBITDA result, coupled with lower non-cash adjustments, a $40.9 million increase in tax payments and a $45.3 million net increase in operating assets and liabilities drove operating cash flow down $100.8 million (84.2%) to $18.9 million.

The net cash outflow from investing activities increased $143.6 million to $159.5 million which was driven by the acquisitions of holdings in Elektrončk, PokerTek Inc and ACE Interactive during the first half, which collectively amounted to $141.4 million.

Proceeds from share issues in the current period results from the exercising of employee share options.

A total of $16.8 million was spent acquiring approximately 1.4 million shares under the Company's share buy-back program during the half. The Company also spent $43.3 million acquiring approximately 3.5 million shares to satisfy obligations under employee share-based remuneration plans.

The appreciation of the Australian dollar against the US dollar since 31 December 2005 resulted in a $3.9 million decrease in the Australian dollar value of the Company's foreign denominated net debt.

Cash flow in the statutory format is set out in the Financial Statements.

Dividends

An interim dividend in respect of the half year ended 30 June 2006 of 12.0 cents per share ($56.2 million), fully franked has been declared, representing a 20% increase on the 2005 interim dividend payment. This dividend will be paid on 19 September 2006 to shareholders on the register at 5:00pm on 5 September 2006. The Directors have determined that the Dividend Reinvestment Plan will not operate in respect of this dividend, however the Company proposes reinstating the Plan for the 2006 final dividend. At that time, the Company will evaluate the merits of acquiring shares on-market to satisfy dividends reinvested under the Plan.

A final dividend of 20 cents per share ($93.8 million) was paid on 24 March 2006. The total dividend paid in respect of the 2005 year amounted to 30 cents per share, fully franked.

Capital Management

Given the Company's strong underlying cash flows and financial position, it has continued to proactively evaluate and initiate capital management opportunities. The Company's overall strategic capital management objectives remain unchanged, namely to maintain a conservative funding structure, which provides sufficient flexibility to fund the operational demands of the business and to underwrite any strategic opportunities.

Taking this into account, the Company has continued to progress a number of capital management initiatives during the half:

- in August 2005, the Company announced its intention to acquire shares on market in anticipation of satisfying outstanding contingent obligations in respect of share and option based remuneration plans. In doing so, the Company aims to mitigate the dilutionary impact of share issues which would otherwise be necessary to satisfy such obligations as they crystallise. In the six months ended 30 June 2006, a total of approximately 3.5 million shares at an average price of $12.82 per share (total cost $44.3 million) had been purchased, with a further 1.0 million shares acquired at a total cost of $12.0 million up to the date of this report. This brings the total number of shares acquired under this program to 6.6 million leaving 0.8 million shares to acquire before all current outstanding, unvested commitments are covered (including those relating to offers made under the Company's 2006 Long Term Incentive Plan). The Company will continue to consider further purchases as necessary to mitigate the dilutionary impact of any further share-based remuneration grants.

- in November 2005, subsequent to the conclusion of the Company's first $100 million share buy-back program, the Company announced a further $100 million share buy-back program. In the six months ended 30 June 2006, a total of approximately 1.4 million shares at an average price of $11.79 per share (total cost $16.8 million) were purchased under this second program. As at 30 June 2006, 29.8% of this buyback program had been completed, with a further 0.7 million shares (total cost $7.9 million) having been acquired up to the date of this report. The Company anticipates continuing this program over the balance of 2006.

- in April 2006, the Company established an additional USD200 million (A$269 million) Letter of Credit Facility to provide it with additional strategic and capital management flexibility. Including this new facility, total available facilities amount to $569 million.

The Company is confident that it retains ample financial flexibility and its actions are consistent with its overall capital management objectives. The outlook for cash flow remains positive, with the business requiring limited capital investment to grow organically combined with tight controls over working capital and continued focus on cash flow management. The Company will continue to proactively review capital management initiatives on an ongoing basis.

Banking Facilities

The Company had committed banking facilities of $300 million and a USD200 million Letter of Credit facility at 30 June 2006, of which $107.9 million was drawn. The Company remains confident that, given the strong cash generation of the business and the current cash on hand balance, these facilities remain adequate to meet the ongoing requirements of the business and provide sufficient flexibility to enable the Company to execute strategic opportunities as they arise.

Debt Ratios

The Company's interest and debt coverage ratios remain very strong:

	30 June 2006	**31 December 2005**	**30 June 2005**
Debt/EBITDA*	0.7 X	0.4 X	0.5 X
Net Debt (Cash)/EBITDA*	0.3 X	(0.5) X	(0.5) X
EBITDA*/Interest Expense*	30.0 X	35.4 X	32.7 X
Debt/Equity	87.3 %	50.0 %	50.4 %
Net Debt (Cash)/Equity	31.8 %	(52.3) %	(52.7) %

* EBITDA and Interest Expense are based on the preceding 12 months results.

For financial management purposes, the Company pays particular attention to the interest cover ratio (EBITDA/Interest Expense) as it reflects the ability of the Company to service its debt and is regarded as more relevant than gearing calculations.

Credit Rating

The Company is pleased that Standard & Poor's upgraded the Company's credit rating in May 2006 from BB+ to BBB- which is investment grade, reflecting the Company's strong strategic, operational and financial position and outlook.

Foreign Exchange

Individual assets and liabilities denominated in foreign currency have been impacted by movements in foreign exchange rates since 31 December 2005. In net terms, however, the impact of the re-translation of foreign denominated assets and liabilities taken to the foreign currency translation reserve amounted to only $7.2 million.

The Company applies exchange rates prevailing at the reporting date in translating the overseas balance sheets of controlled entities. The Company translated profits earned offshore at the month end rate for each month.

In the current period, Total Revenue from ordinary activities and Profit after Tax were favourably impacted by $10.6 million and $4.1 million respectively as a result of the translational impact of the weaker Australian dollar compared with the first half of 2005. The transactional foreign exchange impact is complex and has not been quantified for this report, as this is subject to ongoing change given the difficulty in assessing the actual realisation of timing differences of the various currency cash flows and their recognition through the Income Statement. These exposures do however remain subject to active monitoring and risk management.

Despite the existence of partial natural hedges reducing the transactional impact of foreign exchange movements on profitability, the Company's reported results will still be subject to fluctuation in total and at individual reported income and expense levels as the Australian dollar translated equivalent of foreign denominated amounts varies as exchange rates change. Translational exposures are accounting in nature and are not hedged, other than naturally where possible.

More details of the sensitivity of the Company's results to changes in foreign exchange rates are set out in the Company's 2005 Annual Report.

Foreign exchange rates compared with prior periods for key currencies are shown below:

AUD:	30 June 2006	31 December 2005	30 June 2005	H1 2006 Average*	H1 2005 Average*
USD	0.7433	0.7370	0.7673	0.7444	0.7769
NZD	1.1802	1.0871	1.1069	1.1579	1.0953
JPY	85.11	87.48	85.56	85.82	83.35

* Average of monthly exchange rates only. No weighting applied.

BUSINESS SEGMENT REVIEW

Australia

	H1 2006 $Million	H1 2005 $Million	Variance $Million	Variance %
Segment Revenue*†	**116.4**	**118.6**	**(2.2)**	**(1.9)%**
Segment Contribution Profit	**38.6**	**43.4**	**(4.8)**	**(11.1)%**
Segment Margin	**33.2%**	**36.6%**		**(3.4) pts**

* Refer to Note 2 in Half-Year Financial Statements (available on www.aristocrattechnologies.com)
† Australian segment contribution revenue excludes inter-segment revenue

Segment Revenue decreased 1.9% and Segment Contribution Profit declined by 11.1% when compared to the first half of 2005. Segment Margin declined from 36.6% to 33.2% despite increased platform and games volumes primarily due to a lower proportion of higher margin premium products in New South Wales (NSW).

Continuing regulatory restrictions, including caps on gaming machine numbers in every jurisdiction, and general uncertainty resulting from prospective smoking bans and licence renewals has seen the replacement cycle remain around historic lows. The resolution of the Club tax debate with the NSW Government has improved the confidence of the NSW club market which saw an increase in investment in gaming products towards the end of the half.

Platform sales increased 14.0% to 3,489 units when compared to the prior corresponding period. Unit sales in NSW were flat however unit sales in Tasmania, Queensland and Victoria increased reflecting the success of the Company's standalone and double standalone progressives such as *Zorro*™.

The Company's *Xtreme*™ *Mystery Link*™, and *Player's Choice*™ multigame products continue to perform well. During the half, *Xtreme*™ *Mystery Link*™ was also licensed to UNiTAB Limited to use on its NSW state-wide linked jackpot system under the *Inca Fortune*™ theme.

New supply contracts with two of the major Victorian operators have driven the increase in unit sales in that state. Higher unit sales in Tasmania were a result of new premium product approvals and releases while the South Australian market remained a difficult one with further regulatory reform proposals causing significant uncertainty for operators.

The Australian market remains challenging particularly given the progressive introduction of smoking bans and uncertainties created by Victorian operator license renewals, which are likely to impact demand in the short term.

The Americas

North America

	H1 2006 $Million	H1 2005 $Million	Variance $Million	Variance %
Segment Revenue*	274.2	245.2	+29.0	+11.8%
Segment Contribution Profit	123.1	94.7	+28.4	+30.0%
Segment Margin	44.9%	38.6%		+6.3 pts

* Refer to Note 2 in Half-Year Financial Statements (available on www.aristocrattechnologies.com)

Segment Revenue increased by 11.8% and Segment Contribution Profit increased by 30.0% compared to the first half of 2005, reflecting strong performance in each of the Company's key business lines. This record first half result is particularly significant, given an overall slowdown in the market and delays in the opening of new jurisdictions with revenue and margin improvement predominantly reflecting the benefits of improved pricing on flat cost structures, in a market where overall volumes were sharply lower than the prior corresponding period.

These market conditions impacted on platform sales which were down 6.7% on the prior corresponding period to 8,449 units, despite the Company continuing to grow market share over the period.

Adverse market conditions also impacted the Company's recurring revenue business with only a marginal increase (2.7%) in the installed base to 6,329 units. Average revenue per day declined slightly to USD52 per day (2005 - USD54 per day) as a result of a higher mix of non-jackpot machines. Towards the end of the half, the 90-day field trial of the Company's *Hyperlink*™ *Loco Loot*™ multi-site progressive (MSP) system at the Mohegan Sun Casino in Connecticut was successfully completed. Following the trial, the MSP moved into full rollout.

Elektronček's *Interblock*™ multi-station games were integrated into the Company's product portfolio during the period, although placements in the short term have been inhibited by the product regulatory approval process.

Systems revenue fell $2.0 million to $16.8 million despite revenue from new installations increasing marginally. This decline predominantly reflects phasing of installation timings and lower sales of software upgrades. Aristocrat's *OASIS*™ Casino Management System customer base grew to 204 and eleven new *OASIS*™ customers, including the Company's first customer in the new Wyoming market, signed agreements with the Company. New *Sentinel III*™ player-tracking interface hardware was installed in two venues and preliminary customer feedback has been encouraging.

The market slowdown is expected to persist for the remainder of 2006 unless new markets such as Pennsylvania and Florida open more quickly than anticipated. However, the second half outlook for the Company's North American business remains positive as the Company benefits from the widespread launch of its new MSP product, a strong pipeline of systems opportunities, increasing sales of 5-reel stepper

and slant-top games together with further share gains driven by its superior product performance.

South America

	H1 2006 $Million	H1 2005 $Million	Variance $Million	Variance %
Segment Revenue*	**12.8**	**4.9**	**+7.9**	**+161.2%**
Segment Contribution Profit	**7.8**	**2.0**	**+5.8**	**+290.0%**
Segment Margin	**60.9%**	**40.8%**		**+20.1 pts**

* Refer to Note 2 in Half-Year Financial Statements (available on www.aristocrattechnologies.com)

Segment Revenue and Segment Contribution Profit increased substantially, although off low bases, driven primarily by increased unit sales to selected key accounts, comprising many of the region's principal gaming operators. The timing of margin recognition under the Company's revenue recognition policy favourably impacted margin.

Moving forward, the Company will continue adding tailored product to its South American product library while exploring strategies to increase its recurring revenue installed base. The Company expects to benefit from the continuing success and increasing prosperity of the key South American gaming operators with whom it has established strategic relationships and from the ongoing market shift from stepper to video slot games, whilst continuing to operate within strict risk parameters.

Japan

	H1 2006 $Million	H1 2005 $Million	Variance $Million	Variance %
Segment Revenue*	**9.6**	**91.8**	**(82.2)**	**(89.5)%**
Segment Contribution Profit/(Loss)	**(9.6)**	**21.6**	**(31.2)**	**(144.4)%**
Segment Margin	**(100.0)%**	**23.5%**		**(123.5) pts**

* Refer to Note 2 in Half-Year Financial Statements (available on www.aristocrattechnologies.com)

As indicated at the Company's Annual General Meeting in May, the transitioning to new industry regulations ("Regulation 5") has caused short term uncertainty in the marketplace which is impacting on all competitors. As a result, no new products were released in the half, and total unit sales amounted to only 1,787, a significant reduction on the 24,000 units sold in the prior corresponding period.

Segment Revenue declined 89.5% and Segment Contribution Profit fell from a profit of $21.6 million to a loss of $9.6 million compared to the first half of 2005. This loss includes an inventory charge of $7.4 million relating to unique components of unsold *Kyojin-no-hoshi 3*™ games.

The Regulation 5 regulatory changes have adversely impacted the game approval process and player appeal of games. The resultant performance impact for operators

has seen a number of halls closed with some industry commentators anticipating that the installed base of pachislot machines could fall by as much as 20%.

The majority of Regulation 4 pachislot games must be removed from the market by July 2007. To date only a small number of new (Regulation 5) games have been installed and therefore a mass replacement of the installed base must take place at some stage over the next 10 months. However, given the poorer performance of these new regulation games, operators are likely to be resistant to effecting this change until closer to the deadline.

To date, the number of individual Regulation 5 games sold by other companies has been significantly lower than corresponding Regulation 4 games and as a result the Company expects it will be some time before the average sales of each Regulation 5 game build to historic levels. In the meantime, the Company's strategy remains to launch a larger number of games each selling more modest numbers than in the past. This strategy means the Company is highly dependent on the flow of game approvals from the regulator, which at this stage remain unpredictable. The Company has 4 Regulation 5 games submitted for approval, with a further 5 in various stages of development, most of which will be submitted for approval before the end of the year. The Company has carefully evaluated the new regulatory requirements and has had ongoing dialogue with the regulatory authorities, tailoring its games appropriately. However, there remain a number of subjective areas in the regulatory requirements which mean it is not possible to determine with certainty that any one game will be approved in its first submission.

The Company continues to be confident about the longer term sustainability and growth potential of its Japanese operations but expects game sales to remain soft for the balance of the year. The level of sales to be achieved will depend on both the number of game approvals that the Company obtains during the second half, the popularity of Regulation 5 games in general and the operators' strategy for replacing their installed base ahead of the July 2007 deadline.

New Zealand

	H1 2006 $Million	H1 2005 $Million	Variance $Million	Variance %
Segment Revenue*	**12.6**	**14.1**	**(1.5)**	**(10.7)%**
Segment Contribution Profit	**5.6**	**5.4**	**+0.2**	**+3.7%**
Segment Margin	**44.4%**	**38.3%**		**+6.1 pts**

* Refer to Note 2 in Half-Year Financial Statements (available on www.aristocrattechnologies.com)

Segment Contribution Profit increased by 3.7% despite a revenue decrease of 10.7% caused by the continuing decline of the installed base of gaming machines in club and hotel markets and regulatory requirements which limited the Company's product available for sale for much of the half. Margin however improved as a result of an improvement in the mix of hardware versus software sales in the current period.

The rollout of the new Electronic Monitoring System ("EMS") commenced in June and is expected to be completed by March 2007. The costs associated with the EMS

rollout, required conversion to a new protocol (QCOM) by March 2007, the 18 machine cap per venue and the impact of smoking bans continue to impact negatively on the market. Between January 2004 and March 2006 over 100 venues have closed and the installed base of gaming machines is now 15% lower than it was in 2002. Further reductions in the number of venues and the installed base are expected.

Despite these challenges, the Company's products continue to perform well, particularly in the casino market, however trading results are expected to remain relatively flat in the short to medium term.

Other International

	H1 2006 $Million	H1 2005 $Million	Variance $Million	Variance %
Segment Revenue*	**61.0**	**41.3**	**+19.7**	**+47.6%**
Segment Contribution Profit	**17.6**	**9.7**	**+7.9**	**+81.4%**
Segment Margin	**28.9%**	**23.5%**		**+5.4 pts**

* Refer to Note 2 in Half-Year Financial Statements (available on www.aristocrattechnologies.com)

Segment Revenue improved by 47.6% and Segment Contribution Profit increased by 81.4% driven principally by improved results from the Asia Pacific Region and the scale benefit of leverage of the Company's infrastructure.

Europe

The Russian market was effectively closed for the first half following legislation passed in 2005 which prescribed new licencing requirements for the sale of gaming machines. To date, the relevant licensing body has yet to prescribe the licencing process and as a result no licences have been issued. At this stage, the Russian market is not anticipated to reopen until, at the earliest, early 2007.

In the rest of Europe, the Company's business recorded substantial growth with revenue increasing 59% on the prior corresponding period. This improvement was led by strong sales in a number of jurisdictions including Slovenia, Germany and The Netherlands, with performance driven by the continuing success of premium offerings such as double standalone progressives and *Hyperlink*™.

The Company expects to continue to make progress in growing its European ex-Russia business, however full realisation of the Company's overall European potential remains contingent on the re-opening of the Russian market.

Asia-Pacific

Revenue and Segment Contribution Profit each grew by approximately 100% reflecting the outstanding performance of the Company's products in this rapidly expanding gaming environment. In Macau, the Company's products continue to perform well, enabling the Company to maintain and build on its market leading position. Prominent examples include Aristocrat product representing over 50% of the gaming floor at the Sands Macau and over a third of the floor at the recently

opened Grand Waldo Casino. With over 20 further venues under construction, the Company remains well placed to capture a significant share of this key strategic Asian market.

Elsewhere in the region, the Company installed its first recurring revenue machines and *DACOM*™ system in the Philippines, where a new representative office was opened during the half. Product sales have also been strong in Malaysia, South Korea and Cambodia.

Growth in the Asia-Pacific business is expected to continue as gaming undergoes expansion across the region and the Company leverages its game performance and reputation.

<u>South Africa</u>

Results declined compared to the prior corresponding period, due to subdued market conditions and the continuing delay in the opening of the Kwa Zulu Natal Limited Payout Market (LPM) market. Despite these conditions, the Company maintained its position as the principal supplier of spinning reel video product in this market.

The sale of 28% of the Company's African business to a leading Black Empowerment Investment Company was completed in the half, realising a profit on sale of $6.2 million (recorded outside Segment Profit), and placing the Company in a strong strategic position to further leverage its presence in the region.

Conditions in the market are expected to improve in the second half.

New Businesses

<u>ACE Interactive</u>

The Company completed the acquisition of EssNet Interactive AB (now known as ACE Interactive) on 5 May 2006. ACE is based in Stockholm, Sweden and develops, manufactures and markets next generation interactive systems and video terminal hardware and software, utilising a leading-edge system offering, based on PC technology in a client-server architecture. The highly scalable ACE solution has an open system architecture that allows any content provider to port games onto its interactive video terminal platform.

Prior to its acquisition by the Company, ACE was awarded a contract by Norsk Tipping, the Norwegian lottery, for the supply of an interactive video lottery system and around 10,000 terminals. The roll-out of this opportunity is pending resolution of a legal challenge (against Norsk Tipping) in the European Courts. In the meantime, the business is actively pursuing a number of opportunities with both state-sponsored organisations as well as private operators.

Revenue contribution for the period post acquisition represents sales of a small number of Interactive Video Terminal (IVT) units to a Czech Republic based customer. Further revenue in the short term is likely to be modest pending resolution

of the Norsk Tipping legal challenge and/or successful realisation of one or more of the opportunities currently being pursued.

Elektronček

The Company's 50% interest in Elektronček (a company based in Slovenia, part of the European Union) was acquired on 27 January 2006. Elektronček trades under the *Interblock*™ brandname, manufacturing a range of electro-mechanical multi-station gaming products including Roulette, Dice and Sic Bo which are sold in gaming markets around the world.

The Elektronček business has traded ahead of expectations since acquisition with strong sales to Europe and North America, and a continuing significant presence in the Macau market where *Interblock*™ product commands a 55% share of the installed base of multi-terminal gaming product. Towards the end of the half, *Interblock*™ product was launched into the North American market with initial operating performance exceeding expectations. However, the regulatory approval process has delayed product launch in a few key jurisdictions, including NSW.

The Company expects continuing growth in revenue and contribution from Elektronček as its product portfolio is expanded and as regulatory approvals are received across global gaming jurisdictions.


ARISTOCRAT

Aristocrat Leisure Limited

Results for the 6 months ended 30 June 2006

Chief Executive Officer
& Managing Director
Paul Oneile

Chief Financial Officer
Simon Kelly

ARISTOCRAT

Paul Oneile
Chief Executive Officer and Managing Director

ARISTOCRAT

Summary of Results

- Profit After Tax $105 million – up 2.9%
- Total Revenue $496 million – down 5.6%
- International contribution – 77% of segment revenue
- Strong underlying operating cash
- 12 cps Interim dividend – up 20%
- Investment in research and development – up 48%
- Key strategic acquisitions completed

ARISTOCRAT

Simon Kelly
Chief Financial Officer

ARISTOCRAT

Review of Financials


ARISTOCRAT

Income Statement

	H1 2006 $m	H1 2005 $m	Variance %
Total Revenue	495.9	525.3	-5.6%
Gross Profit	279.1	277.8	0.5%
GP%	*56.3%*	*52.9%*	*3.4 Points*
Expenses	(152.1)	(140.0)	-8.6%
Share of Associate PAT	4.0	-	n/a
EBIT	146.2	145.8	0.3%
Profit Before Tax	146.2	150.0	-2.5%
Income Tax Expense	(40.9)	(48.4)	15.5%
Effective Rate	*28.0%*	*32.3%*	*4.3 Points*
Profit After Tax and Minorities	104.7	101.7	2.9%

ARISTOCRAT



H1 2006 vs H1 2005 EBIT
EBIT A$m
160
155
150
145
140
135
130
125
120
115
$145.8m
-$31.2m
+$17.0m
+$18.5m
-$2.9m
+$6.7m
-$13.6m
-$2.1m
+$4.0m
-$0.3m
+$4.3m
$146.2m
HY 2005 EBIT
Japan
Volume
Price/Mix
Cost of Sales
Other Net Margin
R&D
SMG&A
Elektroncek
Other
Translational FX
HY 2006 EBIT
ARISTOCRAT

Key Drivers of EBIT

- Global volume growth
- Improved pricing
- Cost efficiencies
- Leverage of fixed cost structures

Offset by increased investment in R&D, infrastructure and skills

ARISTOCRAT


Segment Revenue* Split
2005 Segment Revenue by region
Australia/ NZ "Mature" 25%
Other "Growth" 9%
$515.9 million
North America "Growth" 48%
2006 Segment Revenue by region
Other "Growth" 19%
Australia/ NZ "Mature" 25%
$508.0 million
North America "Growth" 54%
* Management Revenue excluding interest
ARISTOCRAT


Business Segmentation*
$m
Revenue
Segment Profit
Profit After Tax
400
350
300
250
200
150
100
50
-
-50
-3%
+27%
-90%
-9%
+44%
-144%
-9%
+47%
-141%
Australia/NZ
Growth markets
Japan
*Actual revenue and percentage change period-on-period
ARISTOCRAT

Management Cash Flow

	H1 2006 $m	H1 2005 $m
Net cash - opening balance	**183.7**	**121.5**
EBIT	146.2	145.8
Share of Elektronček Profit after Tax	(4.0)	-
Depreciation and amortisation	15.1	19.3
Other non-cash adjustments	3.0	6.7
Net interest received	0.9	4.0
Net tax paid	(100.0)	(59.1)
Change in operating assets and liabilities	(42.3)	3.0
Net cash inflow from operating activities	**18.9**	**119.7**

ARISTOCRAT

Management Cash Flow

	H1 2006 $m	H1 2005 $m
Net cash inflow from operating activities	**18.9**	**119.7**
Acquisitions	(141.4)	-
Net other investing activities	(17.3)	(15.9)
Shares bought back/employee share trust	(60.1)	(35.9)
Dividends paid	(93.8)	(19.1)
Net other cash flows	2.9	11.7
Movement in net cash	**(290.8)**	**60.5**
Effect of exchange rate changes on net cash	3.9	(6.2)
Net (debt)/cash - closing balance	**(103.2)**	**175.8**

ARISTOCRAT


Operating Cash Flow
300
250
200
150
100
50
-
-50
$m
30%
25%
20%
15%
10%
5%
0%
-5%
-10%
Percentage of LTM Revenue
Jun 01
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06
Operating Cash Flow
LTM Operating Cash Flow % LTM Revenue
ARISTOCRAT


Working Capital
Net Working Capital - % of Last 12 Months Revenue
40%
35%
30%
25%
20%
15%
10%
5%
0%
% of LTM Revenue
10% target
Jun 01
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06
ARISTOCRAT

Capital Management

2006 Interim Dividend

- 12 cps fully franked vs 10 cps franked in prior year
- Franking outlook remains positive
- Dividend Reinvestment Plan to be reinitiated at full year

On-market Share Buyback

- $138 million of the total $200 million programs completed to date

Employee Share Based Contingent Obligations

- 6.6 million shares acquired via trust structure
- Contingent obligations approximate 7.4 million shares

Bank Facilities/Convertible Bonds

- Facilities total A$569 million including new Letter of Credit facility
- USD104.7 million bondholder "Receipt and Release"


ARISTOCRAT

Key Financials and Ratios

	H1 2006 $m	H1 2005 $m	FY 2005 $m
EBITDA	157.3	165.1	398.1
EBIT	146.2	145.8	358.4
Working Capital/Revenue (%)*	7.7%	9.9%	3.4%
Operating Cash Flow	18.9	119.7	393.2
Operating Cash Flow/Revenue (%)	3.8%	22.8%	29.9%
Net (Debt)/Cash	(103.2)	175.8	183.7
Debt/EBITDA*	0.7X	0.5X	0.4X
EBITDA/Interest Expense*	30.0X	32.7X	35.4X
Return on Equity*	76.5%	63.4%	69.5%
Fully Diluted EPS (cents)	22.2	21.2	51.1

* Based on preceding 12 month's results


ARISTOCRAT

Australia/New Zealand

	H1 2006 $m	H1 2005 $m	Variance %
Segment Revenue	129.0	132.7	(2.8)%
Segment Contribution Profit	44.2	48.8	(9.4)%
Segment Margin	34.3%	36.8%	(2.5)pts

- Challenging market conditions; smoking restrictions; licence renewals
- Margin decline reflects product mix
- Replacement cycle remains around historic lows
- Resolution of NSW club tax issues
- Australian unit sales up 14%
- New Zealand sales limited by new regulatory requirements
- Continuing success of premium product range
- Continuing decline of New Zealand venue numbers and installed base


ARISTOCRAT

Initiatives and Outlook Australia/New Zealand

STRATEGIES

- Premium product focus
- Elektrončk and PokerTek products
- Recurring revenue focus
- Ongoing business efficiency and cost reduction

OUTLOOK

- Continuing market leadership
- Ongoing difficult market conditions
- Well placed to secure any upside potential

North America

	H1 2006 $m	H1 2005 $m	Variance %
Segment Revenue	274.2	245.2	+11.8%
Segment Contribution Profit	123.1	94.7	+30.0%
Segment Margin	44.9%	38.6%	+6.3pts

- Market slowdown – low in replacement cycle, no new jurisdictions
- Margin improvement reflects pricing and leverage of fixed costs
- Unit sales fell by 6.7% to 8,449, market share up
- Recurring revenue unit installed base up 2.7% to 6,329, MSP launched
- Total participation recurring revenue increased by 9% to USD58 million
- Elektronček "*Interblock*™ " product launched
- Systems installation timings impacted revenue


ARISTOCRAT

Initiatives and Outlook North America

STRATEGIES

- Premium product performance and transition from stepper to video and low denomination to continue to drive market share growth
- New market focus
- Recurring revenue focus – MSP rollout
- Systems competitive positioning
- New products – Elektroncek, 5-reel stepper, slant-top
- Investment on new technologies - downloadable, server-based
- Ongoing business efficiency and cost leverage

OUTLOOK

- Replacement cycle upturn/new jurisdictions 2007+
- Overall revenue and profit growth


ARISTOCRAT

Japan

	H1 2006 $m	H1 2005 $m	Variance %
Segment Revenue	9.6	91.8	(89.5)%
Segment Contribution Profit	(9.6)	21.6	(144.4)%
Segment Margin	(100.0)%	23.5%	(123.5)pts

- Short term market uncertainties - Regulation 5 transition
- Sales of 1,800 units vs 24,000 units
- Inventory provision for surplus unique parts - $7.4 million
- Average sales of Regulation 5 games have been poor – 6,000/title
- Game appeal driving fall in number of pachislot players and halls
- Mass replacement of installed base over next 10 months


ARISTOCRAT

Initiatives and Outlook Japan

STRATEGIES

- Larger number of game titles, lower average sales/title
- Strong pipeline of games in development
- 4 games submitted, 5 more in progress
- Casino style gaming potential

OUTLOOK

- Short term results dependent on game approvals/market acceptance
- Confident of longer term sustainability


ARISTOCRAT

Other Markets

	H1 2006 $m	H1 2005 $m	Variance %
Segment Revenue	95.2	46.2	+106.1%
Segment Contribution Profit	29.6	11.7	+153.0%
Segment Margin	31.1%	25.3%	+5.8pts

- Strong growth in emerging markets:
  - Asia-Pacific (+100%), Europe excluding Russia (+59%), South America (+161%)
- Leading position in Macau
- Russian market closed for H1 – expected to reopen in 2007
- Subdued market in South Africa
- Initial contribution from Elektronček


ARISTOCRAT

Initiatives and Outlook Other Markets

STRATEGIES
- 40% share of new markets
- Establishing infrastructure/resources in key locations
- Tailored business model
- Lower risk

OUTLOOK
- Strong growth
- Dependent on new market openings
- Well placed to capture opportunities


ARISTOCRAT

ACE Interactive

- Acquired May 2006
- Next generation of interactive systems
- Server based video lottery technology
- Server based content delivery capability (downloadable games)
- "Start up" business





Growth Framework – Update

Global gaming market growth potential	• Remains substantial • Estimated 5-15% pa compound growth over next 5 years • Significant opportunities in 2007 and beyond
Leverage core competencies	• Focus on video slots, content and systems • Infrastructure and licenses to support broader product range
Focus on organic opportunities	• Highest payback • Market is consolidating • New technologies
Lower risk model	• Remains key objective – nil compromise • Results demonstrate the benefits
Targeted M&A principles	• Product line extensions eg Elektronček, PokerTek, Interactive • Key intellectual property • Strategic partnerships eg South Africa





Growth Opportunities
2006
2007
2008
2009
2010
Australia
- Replacement cycle
- Software model
North America
- Replacement cycle
- Stepper - video/low denom migration
- New Markets (PA, CA, OK, FL, etc)
- Stepper and slant products
- Wide area products
- Conversions
- Downloadable
Japan
- Regulation 5
- Class III casinos
Russia
Asia
- Macau
- Singapore
Electronic Tables
- Interblok
- PokerTek
Interactive Video Terminals
ARISTOCRAT

Outlook

2006 – near term uncertainties

- Strong growth from North America, Asia and other emerging markets
- Objective - to drive profit growth in non-Japanese businesses to compensate for any profit shortfall in Japan
- Final result and growth in profitability year-on-year will depend on both the success of this strategy and the ultimate level of sales achieved in Japan in the second half

2007 and beyond - strong growth potential

- Global market expansion provides enhanced opportunities
- Well placed to capture significant market share



ARISTOCRAT

Summary

- Solid result given difficult environment
- Underlying growth in non-Japanese markets strong – up 27%
- Business operating performance drivers:
  - Top line growth - pricing
  - Leverage of cost structures
  - Cash flow/asset leverage
- Short term outlook sound, but difficult to predict
- 2007/2008 and beyond – strong growth potential


ARISTOCRAT

Questions

ARISTOCRAT

Results Segmentation

	Revenue			Segment Profit			Profit After Tax		
	H1 2006 $m	H1 2005 $m	Var %	H1 2006 $m	H1 2005 $m	Var %	H1 2006 $m	H1 2005 $m	Var %
Australia/NZ	129.0	132.7	-2.8%	44.2	48.8	-9.4%	30.9	34.2	-9.4%
Growth markets	369.4	291.4	26.8%	152.7	106.4	43.5%	107.4	73.0	47.3%
	498.4	424.1	17.5%	196.9	155.2	26.9%	138.4	107.1	29.2%
Japan	9.6	91.8	-89.5%	(9.6)	21.6	-144.4%	(5.5)	13.3	-141.3%
Unallocated							(27.6)	(18.8)	-47.0%
Total	508.0	515.9	-1.5%	187.3	176.8	5.9%	105.3	101.7	3.5%


ARISTOCRAT


ARISTOCRAT



PRESIDENT AND CHIEF EXECUTIVE OFFICER, AMERICAS

Sydney, 23 August 2006

Aristocrat Leisure Limited (ASX:ALL) ("Aristocrat") announced today the appointment of Mr Timothy (Tim) J Parrott as President and Chief Executive Officer of its Americas business, pending all necessary regulatory approvals.

Tim is a well respected gaming executive who has built strong relationships across the industry, most recently as Chairman and Chief Executive Officer of On Stage Entertainment, Inc., based in Las Vegas. Tim also serves on the Board of Pinnacle Entertainment which owns and operates casinos in Nevada, Louisiana, Indiana, Argentina, and the Bahamas, although he will relinquish this position prior to commencing with Aristocrat. Previously, he was a consultant with Pinnacle from 1998 - 2001 following a merger with Boomtown, Inc. where he was Chairman & Chief Executive Officer from 1988 - 1998.

Tim was a founding Board Member of the American Gaming Association (AGA) which was created to represent the casino gaming industry on federal legislative and regulatory issues.

Mr Paul Oneile, Chief Executive Officer and Managing Director said "I am pleased that we have been able to secure such a highly credentialed executive. I am confident that under Tim's leadership we will see increasing market share and profitability from our Americas business."

Mr Tim Parrott added "I feel very fortunate to join the Aristocrat team. The Company has an excellent track record and enormous future potential. I look forward to contributing to its success."

Tim will join the Company on 18 September 2006.

Enquiries

Media: Tim Allerton (61) (0) 412 715 707
City Public Relations

Brad Johnson 702 270 1442
VP Marketing

Aristocrat Leisure Limited is a leading global entertainment company, which provides a comprehensive range of gaming solutions to entertainment venues around the world. The Company is licensed by over two hundred regulators and its products and services are available in over ninety countries around the world.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 NOVEMBER 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	3,154,379	200,000
4	Total consideration paid or payable for the shares	$37,738,063	$2,364,195

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $12.90 date: 3/07/06 lowest price paid: $11.50 date: 19/01/06	highest price paid: $11.90 lowest price paid: $11.68 highest price allowed under rule 7.33: $12.71

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 24 August 2006
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 NOVEMBER 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	3,354,379	200,000
4	Total consideration paid or payable for the shares	$40,102,258	$2,360,840

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$12.90	highest price paid:	$11.91
	date:	3/07/06		
	lowest price paid:	$11.50	lowest price paid:	$11.70
	date:	19/01/06		
			highest price allowed under rule 7.33:	$12.68

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 25 August 2006
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.


ARISTOCRAT



EX-DIVIDEND DATE

Sydney, 25 August 2006

Aristocrat Leisure Limited (ASX:ALL) announced today that its shares will trade 'ex-dividend' on 30 August 2006 in respect of the 2006 interim dividend.

This announcement supersedes any previous advice.

Enquiries

Financial: Simon Kelly (612) 9413 6601
Chief Financial Officer

Media: Tim Allerton (61) (0) 412 715 707
City Public Relations

Aristocrat Leisure Limited is a leading global entertainment company, which provides a comprehensive range of gaming solutions to entertainment venues around the world. The Company is licensed by over two hundred regulators and its products and services are available in over ninety countries around the world.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 NOVEMBER 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	3,554,379	200,000
4	Total consideration paid or payable for the shares	$42,463,098	$2,353,953

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $12.90 date: 3/07/06 lowest price paid: $11.50 date: 19/01/06	highest price paid: $11.85 lowest price paid: $11.73 highest price allowed under rule 7.33: $12.57

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 28 August 2006
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 NOVEMBER 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	3,754,379	200,000
4	Total consideration paid or payable for the shares	$44,817,051	$2,364,490

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $12.90 date: 3/07/06 lowest price paid: $11.50 date: 19/01/06	highest price paid: $11.93 lowest price paid: $11.76 highest price allowed under rule 7.33: $12.43

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 29 August 2006
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: ARISTOCRAT LEISURE LIMITED
ABN 44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROGER ANDREW DAVIS
Date of last notice	10 MAY 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	29 AUGUST 2006
No. of securities held prior to change	2,556
Class	ORDINARY
Number acquired	893
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10,430.24
No. of securities held after change	3,449
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON MARKET PURCHASE UNDER NON-EXECUTIVE DIRECTOR SHARE PLAN

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NOT APPLICABLE
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.


Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: ARISTOCRAT LEISURE LIMITED
ABN 44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	SALLY ANNE MAJELLA PITKIN
Date of last notice	19 MAY 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	29 AUGUST 2006
No. of securities held prior to change	7,099
Class	ORDINARY
Number acquired	473
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,524.64
No. of securities held after change	7,572
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON MARKET PURCHASE UNDER NON-EXECUTIVE DIRECTOR SHARE PLAN

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NOT APPLICABLE
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 NOVEMBER 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	3,954,379	34,469
4	Total consideration paid or payable for the shares	$47,181,541	$413,100

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $12.90 date: 3/07/06 lowest price paid: $11.50 date: 19/01/06	highest price paid: $12.00 lowest price paid: $11.93 highest price allowed under rule 7.33: $12.42

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 30 August 2006
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

ARISTOCRAT

aristocrat dividend reinvestment plan

Contents

Dear Shareholder

The Aristocrat Dividend Reinvestment Plan ("Plan") provides shareholders with a convenient way of reinvesting all or part of their dividends in Aristocrat shares ("Shares").

Participation in the Plan is optional and is open to all holders of ordinary shares in the capital of the Company ("Shareholders") except those shareholders whose addresses (as they appear in the share register of the Company) are in countries where laws or regulations make it impracticable, in the opinion of the Company, for them to participate.

The Plan will only be activated if the Board resolves that the Plan should apply in respect of a specific dividend. Shares will be issued or transferred under the Plan at a price determined at the time of payment of the dividend by reference to the then market price of the Shares.

The Acquisition Price of the Shares under the Plan will be determined by applying a discount of between 0% and 5% to the market price of the Shares. The applicable discount (if any) will be determined by the Board at its discretion and advised when the dividend is announced.

If the Plan is activated, irrespective of whether a discount applies, shareholders participating will benefit in that the number of shares they receive in relation to their dividend entitlement will be rounded up to the nearest share and no brokerage costs will be payable by the shareholder.

If it is resolved that the Plan will not operate in respect of a particular dividend, that dividend will be paid in cash in the usual manner.

Shareholders should note that previous elections to participate will apply on the basis of the new Plan Rules as amended (available on the Company's website).

The next four pages contain a summary of the Plan as amended to date.

A complete set of the Rules of the Plan is also included. These should enable you to decide whether participation or continued participation in the Plan, when offered, is appropriate for your investment requirements.

Any further questions about the operation of the Plan may be directed to the Company Secretary.

Yours sincerely

DJ SIMPSON
Chairman

Summary of the Plan

The Aristocrat Dividend Reinvestment Plan ("ADRP" or "Plan"), when it operates, will provide holders of ordinary shares in Aristocrat Leisure Limited ("Company") with a convenient way of reinvesting all or a part of their dividends in ordinary shares in the Company ("Shares"). The main features are summarised below. The full details of the Plan are set out on pages 7 to 15.

Participation

If you elect to participate in the Plan, then, at each dividend payment date for dividends in respect of which the Directors have resolved that the Plan will apply, the dividend payable on the number of your Shares participating in the Plan, will be reinvested automatically in Shares. The Company will decide whether it will issue new Shares, source existing Shares for participants on-market or a combination of both.

You may elect to participate in the Plan in respect of all or part of your holding. The Directors may, at their discretion, specify a minimum and/or maximum shareholding in order to be eligible to participate in the Plan. There is currently no minimum or maximum number. A shareholder may, subject to the Rules of the Plan, vary the level of participation or withdraw from the Plan by Notice as provided in the Plan Rules. Shares issued or transferred under the Plan will be deemed to be Plan Shares for the purposes of future dividend payments.

Entitlement

The Company will determine the amount of the cash dividend available (after any required deductions) to acquire Shares under the Plan Rules. The number of Shares will be determined by dividing that amount by the Acquisition Price per share. Where the number of Shares so ascertained results in a fraction, the number of Shares shall be rounded up to the nearest whole number.

Acquisition Price of the Plan Shares

Shares will be issued or transferred at the arithmetic average of the daily volume weighted average selling price of Shares sold on the stock market of the Australian Stock Exchange Limited, excluding not at-market trades (refer definition of VWAP in Rule 1), over the number of trading days specified by the Directors, commencing on the trading day after the record date for the dividend (the "Acquisition Price"). **This means you will not know the Acquisition Price until after the dividend record date (i.e. after you have made your election whether or not to participate).**

An ADRP Statement will be sent to you at the time of each dividend payment showing, for each holding, full details of the amount of dividend entitlement, the number of Shares issued or transferred and their Acquisition Price.

Eligibility

All shareholders are eligible to participate in the Plan (other than those shareholders who have registered addresses in places where the Directors determine that participation would not be practicable, for example, because it would require the issue of a prospectus under overseas law).

To Join the Plan

1. Complete and sign the ADRP Election form (which is available from the Company's website www.aristocratgaming.com) in respect of each of your holdings which you want to participate in the Plan, specifying whether you choose full or partial participation in respect of the holding. If you elect partial participation, you will have to nominate how many Shares in the holding are to participate in the Plan. The Plan will only operate in respect of a specific dividend if the Board resolves that it is to operate.
2. Return the ADRP Election form to the Share Registrar of the Company at the address shown on the form.

Variation of Level of Participation or Withdrawal from the Plan

You may vary the level of participation or withdraw from the Plan by completing and returning a Notice of Variation. In order for a Notice of Variation to be effective in respect of a dividend, it must be received by the Share Registrar on or before 5pm on the record date for that dividend.

Cost to Participating Shareholders

You will pay no brokerage, commissions or other transaction costs for the issue or transfer of Shares under the Plan. All administrative costs will be borne by the Company. You are responsible for any taxes or other imposts assessed against or imposed on you as a result of your participation in the Plan.

Shares acquired Under the Plan

Shares issued or transferred under the Plan will rank equally in every respect with existing fully paid ordinary shares of the Company and (subject to the Rules of the Plan) will participate as Plan Shares in all dividends subsequently declared or paid unless varied by the provision of a Notice of Variation by the participating shareholder.

Sales of Shares

You may sell or transfer any of your Shares including Plan Shares at any time. If you dispose of or transfer part of your shareholding and do not notify the Share Registrar otherwise, the Shares disposed of will be taken to be, firstly, Shares which are not Plan Shares then, if relevant, Plan Shares. Shares, which are sold, transferred or otherwise disposed of, are automatically withdrawn from the Plan on registration of a valid transfer document.

Note: Plan Shares sold after the record date for a relevant dividend will remain Plan Shares for that dividend unless Plan participation was altered or cancelled by the shareholder providing a Notice of Variation prior to the record date. However, if a shareholder disposes of their entire holding after the record date but prior to the dividend payment date, any Shares in the holding which are Plan Shares will be deemed to have been withdrawn from the Plan and the dividend will be paid in cash instead.

Taxation

Dividends reinvested in Shares under the Plan will be treated by the Australian Taxation Office in the same manner as dividends received in cash. Any imputation credit attached to dividends paid by the Company is also available for Shares participating in the Plan.

You will be notified of the amount of the imputation credit at the time of payment of the dividend.

Overseas residents are advised to make their own enquiries regarding their tax liability.

The Company takes no responsibility for any taxation liabilities of participants. It is recommended that you obtain professional tax advice.

Modification and Termination of the Plan

The Plan may be varied (subject to the Australian Stock Exchange Listing Rules), suspended or terminated by the Directors of the Company at any time by giving participants notice as provided by the Plan Rules. As noted above, the Plan will only operate in respect of a specific dividend if the Board has resolved it is to operate.

Important notices

If your total shareholding in the Company is held in 2 or more separate holdings, you will need to deliver a separate ADRP Election Form/Notice of Variation for each of the holdings which you wish to nominate for participation. Each notice will need to correctly identify the holding to which the notice relates.

You should read the detailed Rules of the Plan set out in this booklet and not rely on this Summary. In the event of any inconsistency between the Rules of the Plan and this Summary, the Rules of the Plan will prevail.

Rules of the Plan

1 Interpretation

The following words have these meanings in the Plan Rules, unless the contrary intention appears:

"ADRP Election" means an application to participate in the Plan in respect of a particular Holding in the form that the Directors from time to time approve.

"ASX" means Australian Stock Exchange Limited ABN 98 008 624 691

"ASX Market Rules" means the rules that form part of the operating rules of the ASX for the purposes of the Corporations Act.

"Board" means the Board of Directors of the Company.

"Business Day" has the same meaning as in the Listing Rules.

"Company" means Aristocrat Leisure Limited ABN 44 002 818 368 or where appropriate, its delegate, such as its share registry as regards procedural matters.

"Directors" means the directors of the Company acting as a board or any duly appointed committee of the board or duly appointed delegate.

"Dividend" means a cash dividend or cash component of a dividend paid by the Company (including a dividend to be satisfied by the issue or transfer of Shares under this Plan).

"Eligible Member" means a person registered as the holder of Shares other than a person with a registered address in any place where, in the opinion of the Directors, participation, or the making of an offer or invitation to participate in the Plan would not be practical, for example and without limitation because it would require the issue of a prospectus under overseas law.

"Holding" means in respect of a shareholder each registered holding of Shares of the shareholder.

"Listing Rules" means the official Listing Rules of the ASX.

"Notice of Variation" means a notice to increase or decrease the number of a Participant's Plan Shares or to terminate participation in the Plan in the form that the Directors from time to time approve.

"Participant" means an Eligible Member whose application to participate in the Plan in respect of a particular Holding has been accepted by the Directors.

"Plan" or **"ADRP"** means the Aristocrat Dividend Reinvestment Plan, the terms of which are set out in these Rules.

"Plan Dividend" means a Dividend in respect of which the Directors have resolved that this Plan will apply.

"Plan Shares" means (subject to these Rules) the Shares comprised in a particular Holding which:

a) are designated by a Participant as Plan Shares; or

b) are equal to the number of Shares in the Holding multiplied by the degree that the Participant has validly specified in the ADRP Election as the degree to which the Participant wishes to participate in the Plan.

"Record Date" has the same meaning as in the Listing Rules.

"Rules" means these rules governing the Plan.

"Share Registrar" means the Company's share registrar from time to time.

"Shares" means fully paid ordinary shares in the Company.

"VWAP" means the volume weighted average price of Shares sold on the ASX excluding any transactions defined in the ASX Market Rules as special crossings, crossings prior to the commencement of normal trading, crossings during the closing phase and the after hours adjust phase, any overseas trades or trades pursuant to the exercise of options over shares, and any overnight crossings or other trades that the Company determines to exclude on the basis that the trades are not fairly reflective of natural supply and demand.

A reference to a person includes a corporation and the singular includes the plural and vice versa.

2 Applications to Participate in the Plan

2.1 Only Eligible Members may apply to participate in the Plan.

2.2 Participation in the Plan is optional and not transferable.

2.3 Every Eligible Member who wishes to participate in the Plan must lodge an ADRP Election with the Share Registrar.

2.4 All joint holders of Shares must sign an ADRP Election for it to be valid.

2.5 An ADRP Election must be lodged in respect of each Holding that is to participate in the Plan and each Holding of an Eligible Member will be treated separately for all purposes under the Plan.

3 Degree of Participation

3.1 An Eligible Member must specify in the ADRP Election, the Shares in respect of which Plan Dividends are to be applied in acquiring Shares under the Plan or the degree to which the Eligible Member wishes to participate

in the Plan in respect of the nominated Holding. Subject to Rules 3.5 and 3.6, participation in the Plan for a nominated Holding may be either:

a) full participation for all of the Participant's Shares from time to time, however acquired (including Shares issued or transferred under the Plan in respect of the nominated Holding); or

b) partial participation being a specified degree to which the Participant wishes to participate in respect of a nominated Holding or a number of Shares specified by the Participant, together with the Shares issued or transferred under the Plan in respect of a nominated Holding. If at the Record Date for a Plan Dividend, the number of the Shares held by the Participant is fewer than the number nominated by the Participant then the Plan will apply only to that lesser number for that Plan Dividend.

3.2 ADRP Elections received by the Share Registrar, which do not specify the degree of participation in the Plan, will, without notice to the relevant Eligible Member, be deemed (subject to any maximum determined by the Directors in accordance with Rule 3.5) to specify that the Eligible Member wishes to have full participation in the Plan.

3.3 For the avoidance of doubt, when determining a minimum and/or maximum number of Shares that may be or become Plan Shares for the purposes of Rule 3.1, the Directors may differentiate between Eligible Members or categories of Eligible Members.

3.4 Without limiting Rule 3.3, the Company may require an Eligible Member to provide such supporting evidence (for example, a statutory declaration) as the Company requires to establish that the Eligible Member meets any requirements relevant to the application of a minimum or maximum number of Shares for the purposes of Rule 3.5, including (without limitation):

a) as to the capacity in which the Eligible Member holds Shares which are, or are proposed to be, Plan Shares;

b) as to the number and identity of the underlying beneficial owners of such Shares;

c) as to compliance or otherwise with those requirements; and

d) such undertakings regarding continued compliance with those requirements as the Directors consider appropriate.

3.5 The Directors may limit participation in the Plan by reference to a limit (maximum, minimum or both), which is a number of Shares or a sum of money that is the same for all shareholders in the Company (except for Shares held in a brokers' clearing account or by a trustee or a nominee).

3.6 If Shares are held in a brokers' clearing account or by a trustee or nominee, the broker, trustee or nominee must be allowed to participate for each person whose Shares are held in that way.

4 Acceptance of Applications

4.1 The Directors may in their absolute discretion accept or refuse any ADRP Election or discontinue participation of a Participant in the Plan at any time, without being bound to give any reason for doing so.

4.2 The Board is entitled (but not obliged) to refuse a Shareholder participation in the ADRP where that Shareholder has, in the opinion of the Board, split a shareholding or acquired Shares as part of such a split, in order to increase the number of ADRP Shares that may be acquired by that Shareholder or another person.

4.3. Each ADRP Election accepted by the Directors will be effective in respect of the first Plan Dividend payment after receipt of the ADRP Election, provided it is received on or before the Record Date for that Plan Dividend.

4.4 The Company will record for each Holding particulars, if any, of:

a) the name and address of the Participant; and

b) the number of Plan Shares in respect of that Holding and the Company's records will be conclusive evidence of the matters so recorded.

5 Reinvestment of Dividends

5.1 Plan Dividends on Plan Shares will be applied by the Directors on the Participant's behalf in acquiring Shares. Any Plan Dividends on Plan Shares which the Company is entitled to retain under its Constitution or otherwise will not be available for acquiring Shares. If withholding tax is payable in respect of a Plan Dividend that tax will be deducted and only the balance will be applied in acquiring Shares.

5.2 The Directors will establish and maintain a Plan account for each Holding of a Participant (which, for the avoidance of doubt, may be a notional account and the Company need not establish actual separate bank or other accounts). At the time of each Plan Dividend payment, the Directors will:

a) determine the Plan Dividend payable in respect of the Plan Shares;

b) determine (where applicable) the withholding tax deductible by the Company in respect of the Plan Dividend and any other sum the Company is entitled to retain in respect of the Plan Shares;

c) credit the amount referred to in Rule 5.2(a) and debit any amount referred to in Rule 5.2(b) to the Participant's Plan Account;

d) determine the maximum whole number of Shares that can be acquired under these Rules by using the amount in the Participant's Plan account in accordance with Rule 5.4;

e) acquire Shares in the name of the Participant and debit the subscription amount against the balance in the Participant's Plan account; and

f) add the number of Shares as calculated under Rule 5.4, which are subscribed for to the total number of Shares comprised in the relevant Holding.

5.3 The Board may determine to apply dividends reinvested pursuant to this Plan toward the purchase, on behalf of a Participant, of existing Shares, provided that the number of Shares purchased on behalf of the Participant must be the number to which the Participant is entitled through the application of the formula in Rule 5.4. The Board may appoint a person and/or a broker to act in this regard. That person and/or broker may either buy Shares on behalf of the Participants (either individually or collectively) or sell them to Participants, as the Board determines. The Board may give all appropriate directions and execute any document in this regard. The Board may also decide to issue some Shares and arrange for the purchase of the balance.

5.4 The number of Shares issued or transferred to each Participant in respect of a Holding for a Plan Dividend will be the whole number equal to, or when not a whole number, the nearest whole number above the number calculated by the following formula:


Number of Ordinary Shares
= (D - T)
C

5.5 As soon as practicable after each issue or transfer of Shares under the Plan, the Company will send to each Participant, in respect of each Holding, a statement setting out:

a) the number of the Participant's Plan Shares on the Record Date for the relevant Plan Dividend;

b) the Plan Dividend payable in respect of that Participant's Plan Shares which has been applied towards acquisition of additional Shares;

c) the number of additional Shares issued or transferred under the Plan;

d) the number of Shares (including Plan Shares) comprised in the Holding after the issue or transfer;

e) the price at which the additional Shares were issued or transferred;

f) the extent to which the relevant Plan Dividend is franked; and

g) the total franking credit applicable to the Plan Dividend.

5.7 All Shares issued or transferred under the Plan will, from the date of issue or transfer, rank equally in all respects with existing Shares.

5.8 Shares to be issued or transferred under the Plan will be issued or transferred within the time required by the ASX and shareholder statements will be provided as soon as practicable if so required by the Company's Constitution.

5.9 The Company will apply within the time required by the Listing Rules after each issue of Shares under the Plan for quotation of those Shares on the stock market of the ASX if other Shares are quoted on the stock market of the ASX at that time.

6 Variation or Termination of Participation

6.1 Subject to these Rules, a Participant may, by lodging with the Share Registrar, a Notice of Variation, increase or decrease in the number of Plan Shares or terminate participation in the Plan. The Company may require that a separate Notice of Variation be lodged for each Holding. To be effective for a forthcoming Plan Dividend, the Notice of Variation must be received by the Share Registrar on or before the Record Date for that Plan Dividend.

All joint holders of Plan Shares must sign a Notice of Variation for it to be valid.

6.2 If a Participant disposes of an entire Holding prior to the Plan Dividend payment date, those Shares in the Holding which are Plan Shares (if any) will be deemed to have terminated participation in the Plan for that Plan Dividend.

6.3 When a Participant disposes of part of a Holding and does not notify the Share Registrar otherwise, the Shares disposed of will, to the extent possible be taken to be:

a) first, Shares which are not Plan Shares; and

b) secondly, Plan Shares.

7 Modification, Suspension and Termination of the Plan

7.1 Subject to any applicable Listing Rules, the Plan may be modified by the Directors at any time after giving 14 days' notice to all Participants in accordance with the Company's Constitution.

7.2 The Directors may, at the time of declaring a Plan Dividend, determine a minimum and/or a maximum number of Shares in a Holding that may participate in the Plan. If they do so, then any ADRP Election, which has been or is lodged later with the Company will be automatically modified to comply with such determination of the Directors. The effect of such a determination is that:

a) if the number of Plan Shares in a Holding is less than the minimum determined, those Plan Shares will not participate under the Plan and Plan Dividends in respect of those Plan Shares will be paid in cash until such determination is changed or withdrawn; and

b) if the number of Plan Shares in a Holding is greater than the maximum determined, Plan Shares held in excess of the maximum will not participate under the Plan and Plan Dividends in respect of such excess will be paid in cash until such determination is changed or withdrawn.

7.3 The Plan will only operate in respect of a Dividend if the Directors resolve that the Plan is to operate. The Plan may be activated, suspended or terminated by the Directors at any time, providing that once the Plan has been activated the Directors give such notice (if any) as they determine appropriate of suspension or termination of the Plan to all Participants in accordance with the Company's Constitution.

7.4 The accidental omission to give notice of modification, suspension or termination to any Participant or the non-receipt of any notice by any Participant will not invalidate the activation, modification, suspension or termination of the Plan.

8 Administration of the Plan

8.1 This Plan will be administered by the Directors who have the power to:

a) determine procedures for administration of the Plan consistent with these Rules;

b) determine any ambiguity or uncertainty in the interpretation of these Rules and settle in such manner as they think expedient any difficulties, anomalies or disputes which may arise in connection with, or by reason of, the operation of the Plan, whether generally or in relation to any Participant or any Shares and the determination of the Directors is to be conclusive and binding on all Participants and other persons to whom the determination relates;

c) delegate to any one or more persons, for such period and on such conditions as they may determine, the exercise of any of their powers or discretions arising under the Plan;

d) arrange to have the Plan underwritten such that an underwriter may take up some or all of the Shares which could be issued if all shareholders had decided to fully participate in the Plan, less the number actually issued under the Plan.

8.2 These Rules are subject to the Listing Rules. If any provision in these Rules is or becomes inconsistent with the Listing Rules, the Listing Rules will prevail to the extent of the inconsistency.

8.3 References in these Rules to documents being lodged with or sent to or by the Company or the Share Registrar or any person (or any similar references) include communication by such means (including electronic) as the Directors from time to time determine and all references to writing or similar communication shall be interpreted accordingly.

9 Participants to be Bound

Participants are at all times bound by these Rules as modified from time to time.

10 Costs to Participants

No brokerage, commission or other transaction costs will be payable by Participants in respect of Shares issued or transferred under the Plan. However the Company does not assume liability for any taxes or other imposts assessed against or imposed on a Participant and may deduct and pay such amounts.

All correspondence regarding the Aristocrat Dividend Reinvestment Plan is to be directed to:

Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia
Telephone (02) 9280 7138
Facsimile (02) 9287 0303
Email registrars@linkmarketservices.com.au
www.linkmarketservices.com.au


ARISTOCRAT



ARISTOCRAT LEISURE LIMITED
ACN 002 818 368

71 Longueville Road, Lane Cove NSW 2066
PO Box 808, Lane Cove NSW 1595
Telephone: +61 2 9413 6300
Facsimile: +61 2 9420 1347
ASX Code: ALL
Website: www.aristocratgaming.com

19 September 2006

Dear Shareholder,

MAILOUTS / DIVIDEND REINVESTMENT PLAN

A Better Way to Access Your Information and Help the Environment

More than half of the Aristocrat's 13,000 shareholders have not specifically nominated how they wish to receive shareholder mail outs (including the annual report and half year report). This means half of the Company's shareholders receive hard copy shareholder mail outs by default. This adds considerably to the printing and mail out costs for the Company. In order to reduce these costs, we would be grateful if you would choose (if you have not already done so) one of the options in the attached form - which will allow you to receive some or all of the shareholder mail outs (in particular the annual report and half year report) by email - and return the form in the business reply envelope provided.

Multiple Copies of Shareholder Mail Outs

If you receive multiple copies of our shareholder mail outs, you may have more than one SRN or HIN number. In order to reduce printing and mail out costs further, we are proposing to eliminate duplicate mail outs to shareholders. If you wish to continue to receive more than one hard copy of the annual/half year report in respect of your holdings, please contact the Share Registrar, Link Market Services Limited ("Link"), within 28 days of the date of this letter. Link's contact details appear on the attached form.

Dividend Reinvestment Plan

Finally, we'd like to take this opportunity to draw your attention to the updated version of the Company's Dividend Reinvestment Plan ("DRP") which appears on the Company's website www.aristocratgaming.com under "Investor Information", "Share Information" and then "Dividend Information". The DRP has been (and remains) suspended since 2004. Whether the DRP operates in respect of any dividend is a matter for the Board.

Please note that the dividend reinvestment plan will not apply in respect of:

(a) shareholders tax resident in the United States, United Kingdom or Canada; or

(b) shares held on behalf of Aristocrat employees in ASSPA Pty Ltd or the Aristocrat Employee Equity Trust.

Yours faithfully

John Carr-Gregg
Company Secretary

000001



ARISTOCRAT

SIX MONTHS ENDED 30 JUNE 06 | HALF YEAR REPORT

ARISTOCRAT LEISURE LIMITED ABN [illegible] 002 818 368

half year report

"Aristocrat reported a strong half year result driven by the Americas, Asia-Pacific and other emerging markets despite the disappointing result from Japan, which we have foreshadowed for some time. The underlying operating and financial momentum of the Company remains strong and we are well placed to capture a significant share of expanding global gaming markets over the next few years."

Paul Oneile, CEO and Managing Director

Contents

Key dates 2006/2007**

30/8/06 Shares Trade Ex-Interim Dividend
05/9/06 Record Date for Interim Dividend
19/9/06 Payment Date for Interim Dividend
20/2/07 Final Results Announcement for 2006
05/3/07 Shares Trade Ex-Final Dividend
09/3/07 Record Date for Final Dividend
23/3/07 Payment Date for Final Dividend
01/5/07 Annual General Meeting
21/8/07 Interim Results Announcement
29/8/07 Shares Trade Ex-Interim Dividend
04/9/07 Record Date for Interim Dividend
18/9/07 Payment Date for Interim Dividend

* Aristocrat's financial statements for the first half are available online at www.aristocratgaming.com

** Dates subject to change

Company profile

Aristocrat is a leading global entertainment company which provides a comprehensive range of gaming solutions to entertainment venues around the world. Aristocrat's gaming solutions consistently out perform the competition. The Company holds over 200 gaming licences and its products and services are available in over ninety countries around the world.



2006

half year report

two thousand and six

first half (H1) financials at a glance





Total revenue, H1, 2002 to 2006*
2006
2005
2004
2003N
2002
100
200
300
400
500
600
$m
Operating profit after tax, H1, 2002 to 2006*
2006
2005
2004
2003N
2002
20
40
60
80
100
120
$m
Earnings before interest and tax, H1, 2002 to 2006*
2006
2005
2004
2003N
2002
20
40
60
80
100
120
140
160
$m
Basic earnings per share, H1, 2002 to 2006*
2006
2005
2004
2003N
2002
5
10
15
20
25
Cents

* 2003N represents the normalised 2003 results pre one-off adjustments. 2002 and 2003N results have not been restated for the adoption of AIFRS.

At the Annual General Meeting in May, we announced that we expected to report half year results broadly in line with the prior corresponding period of $101.7 million.

We are pleased to advise you that despite the difficult regulatory and trading conditions in Japan, we posted a $104.7 million profit for the first half of 2006, in line with our earlier expectations and, in itself, another record.

The North American business was the largest contributor to this result with profit up 30%, largely driven by increased market share and price movements.

The Australian and New Zealand results were affected by tight trading conditions, while our other businesses experienced solid growth as global markets expanded.

Underlying growth in our non-Japanese markets was strong, with profitability up 27% reflecting product performance, improved pricing and further leveraging of our fixed cost structures. This performance was sufficient to offset the profit turnaround in Japan.

During the first half, we have significantly increased our investment in research and development, with an additional $14 million representing a 48% increase, being spent on our game output, systems capability and future technological advances such as downloadable and server based gaming.

Underlying operating cash flow, at around $125 million, remains very strong after adjusting for one-off timing differences.

We have announced a 20% increase in our interim dividend to 12 cents per share, representing a 54% payout of first half profits. This dividend is fully franked.

During the half, the company completed a number of strategic acquisitions. We purchased a 50% interest in Elektronček which manufactures multi-station gaming products and roulette, and ACE Interactive which provides interactive video gaming technologies. In addition, we acquired a 10% interest in PokerTek, a company that develops electronic poker table products.

We believe that these are key strategic investments which extend our product range and position us well for future developments in the global gaming arena.

While in the near term there continues to be uncertainty in some markets, we expect further strong growth from North America, Asia and other emerging markets, with newly acquired businesses in overall terms providing a further contribution to earnings over the balance of the year.

For the remainder of 2006, our objective is to drive profit growth in the non-Japanese businesses to compensate for any profit shortfall in Japan where we expect market conditions to remain difficult. The final result and growth in profitability year-on-year will depend on both the success of this strategy and the ultimate level of sales achieved in Japan in the second half.

While the short term profit outlook is difficult to predict, we are well placed to capture significant share of the anticipated expansion of global gaming markets over the next few years.

David Simpson
Chairman

Paul Oneile
CEO and Managing Director

Financial Report

Summary

Key performance indicators for the current and prior corresponding period are set out below:

	H1 2006 $Million	H1 2005 $Million	Variance $Million	Variance %
Total Revenue (from Ordinary Activities)	**495.9**	525.3	(29.4)	(5.6)%
Earnings before Interest and Tax (EBIT)	**146.2**	145.8	+0.4	+0.3%
Profit after Tax	**105.3**	101.7	+3.6	+3.5%
Profit after Tax and Minority Interest	**104.7**	101.7	+3.0	+2.9%
Net Working Capital/Revenue ^	**7.7%**	9.9%	-	+2.2 pts
Operating Cash Flow	**18.9**	119.7	(100.8)	(84.2)%
Closing Net (Debt)/Cash	**(103.2)**	175.8	(279.0)	(158.7)%
Earnings Per Share (Fully Diluted)	**22.2c**	21.2c	+1.0c	+4.7%
Dividends Per Share	**12.0c**	10.0c	+2.0c	+20.0%

^ as a percentage of last twelve months revenue.

Overall market and regulatory conditions across global gaming markets have been difficult. Of particular note, in Japan revenue declined $82.2 million and profit contribution fell $31.2 million as the transition to new industry regulations ("Regulation 5") caused short-term uncertainties in the entire market.

Despite these adverse conditions the Company's North and South American, Asian and European businesses have experienced strong growth, more than offsetting the impact of Japan.

Total Revenue decreased 5.6% to $495.9 million while EBIT was flat, however excluding Japan, Management Revenue and EBIT increased 17.5% and 26.8% respectively (refer Segment Results).

As flagged earlier in the year, operating cash flow was significantly impacted by the unwinding of the phasing of receipts and payments associated with the release of *Kyojin-no-hoshi 3*™ which had favourably benefited prior year cash flows. In addition, higher tax payments primarily from supplemental payments in 2006 as a result of a favourable instalment rate in the prior year and the higher 2005 profit impacted cash flow. As a result, operating cashflow decreased 84.2% to $18.9 million, representing 3.8% of revenue.

At period end, debt exceeded cash on hand by $103.2 million, a $279.0 million turnaround from the net cash position at 30 June 2005. This reduction reflects the operating cash flow decline together with the $141.4 million

spent on acquisitions and $154.0 million returned to shareholders through dividends and other capital management initiatives during the half, with the Company continuing to acquire shares under both its on-market share buy back program and in satisfaction of outstanding contingent obligations under employee share based remuneration plans. Over the half a total of 4.9 million shares, representing 1.0% of outstanding shares, were acquired at a cost of $60.2 million under these programs.

The combination of higher earnings and a lower weighted average number of shares saw fully diluted earnings increase by 4.7% to 22.2 cents per share.

In summary, while the current market situation in Japan is disappointing, the strong performance of the Company's other businesses, particularly North and South America, Asia and Europe have compensated for the impact of Japan enabling the Company to broadly maintain overall profitability in line with that of the prior corresponding period.

Income statement

The Company reported a half year Profit after Tax and Minority Interest of $104.7 million. This result is a marginal 2.9% improvement on the $101.7 million profit reported in the prior corresponding period.

The operating results for the half year presented on a management basis* are summarised below (analysis throughout this section refers to the results reported on a management basis).

– Segment results

	Segment revenue			Profit / (Loss)			% Margin		
	H1 2006 $m	H1 2005 $m	Var %	H1 2006 $m	H1 2005 $m	Var %	H1 2006 %	H1 2005 %	Var Pts
Australia	116.4	118.6	-1.9%	38.6	43.4	-11.1%	33.2%	36.6%	(3.4)
North America	274.2	245.2	11.8%	123.1	94.7	30.0%	44.9%	38.6%	6.3
South America	12.8	4.9	161.2%	7.8	2.0	290.0%	60.9%	40.8%	20.1
New Zealand	12.6	14.1	-10.7%	5.6	5.4	3.7%	44.4%	38.3%	6.1
Japan	9.6	91.8	-89.5%	(9.6)	21.6	-144.4%	-100.0%	23.5%	(123.5)
Other international	61.0	41.3	47.6%	17.6	9.7	81.4%	28.9%	23.5%	5.4
ACE Interactive	2.2	-	n/a	(1.8)	-	n/a	-81.8%	-	n/a
Elektronček*	19.2	-	n/a	6.0	-	n/a	31.3%	-	n/a
Total segment results	**508.0**	**515.9**	**-1.6%**	**187.3**	**176.8**	**5.9%**	**36.8%**	**34.2%**	**2.6**
Total segment results (excl. Japan)	**498.4**	**424.1**	**17.5%**	**196.9**	**155.2**	**26.8%**	**39.5%**	**36.5%**	**3.0**

* Management reported basis includes the Company's share of associate company Revenue, Segmental Profit (EBIT), Interest and Tax on their respective lines. On a statutory reported basis, the Company's share of associate company Profit after Tax is included as a one line income item only. In the prior corresponding period, statutory and management results were the same, as the Company did not have any investment in associate companies at that time.

– Segment results *continued*

	Profit / (Loss)			% Revenue		
	H1 2006 $m	H1 2005 $m	Var %	H1 2006 %	H1 2005 %	Var Pts
Unallocated expenses						
Research and development	(63.4)	(29.3)	48.1%	-8.5%	-5.6%	(2.9)
Foreign exchange	1.5	1.3	15.3%	0.3%	0.3%	-
Corporate / other	2.6	(3.0)	-186.6%	0.5%	-0.6%	1.1
Net non-recurring items	0.2	-	n/a	0.0%	-	n/a
Total Unallocated expenses	**(39.1)**	**(31.0)**	**26.1%**	**-7.7%**	**-6.0%**	**(1.7)**
Earnings before interest and tax	**148.2**	**145.8**	**1.6%**	**29.1%**	**28.3%**	**0.8**
Interest	(0.3)	4.2	-107.1%	0.0%	0.8%	(0.8)
Profit before tax	**147.9**	**150.0**	**-1.4%**	**29.1%**	**29.1%**	-
Income tax	(42.6)	(48.3)	-11.9%	-8.3%	-9.4%	1.1
Profit after tax	**105.3**	**101.7**	**3.5%**	**20.7%**	**19.7%**	**1.0**
Minority interest	(0.6)	-	n/a	-0.1%	-	(0.1)
Profit after tax and minority interest	**104.7**	**101.7**	**2.9%**	**20.6%**	**19.7%**	**0.9**

– Segment revenue

Total segment revenue decreased by $7.9 million (down 1.6%) to $508.0 million primarily as a result of the decline in Japan. Excluding Japan, segment revenue increased by 17.5%. After eliminating the impact of the generally weaker Australian dollar compared to the prior corresponding period, underlying local currency revenue growth (excluding Japan) was $63.3 million or 14.9%.

While overall reported revenue was lower than the prior period, revenue results of individual businesses varied significantly. Australian revenue marginally decreased (1.9%, $2.2 million), reflecting the maturity of the market and the continuation of the difficult operating environment. North American revenue increased by $29.0 million (up 11.8%), a major accomplishment given no new jurisdictions opened during the period and the overall subdued state of the replacement market. South American revenue increased 161.2% ($7.9 million) off a low base due to increased sales to key accounts under the Company's low risk distribution model. In New Zealand, revenue declined (down 10.7%, $1.5 million) principally due to the continuing fall in the installed base of slot machines and the impact of new restrictions which limited product available for sale in the half. In Japan, revenue fell 89.5% to $9.6 million as a result



of market issues associated with the transition to Regulation 5 which meant that no new games were released in the half, with reported revenue relating exclusively to residual sales of *Kyojin-no-hoshi 3*™, which was launched in 2005.

In other regions, revenue performance was mixed with Asia-Pacific reporting strong growth as the Company continued to capture a significant share of this rapidly expanding market. European revenues increased, despite the Russian market being stalled, while South African revenues declined when compared to a particularly strong prior half.

Revenue contributions were also made by the Company's newly acquired businesses during the half. Essnet Interactive (now known as ACE Interactive), which was acquired on 5 May 2006, contributed revenue of $2.2 million, while the Company's 50% share of Elektronček's revenue since acquisition on 27 January 2006 amounted to $19.2 million.

These results are discussed in more detail in the Business Segment Review.

– Earnings

Management EBIT increased by 1.6% or $2.4 million compared with the first half of 2005. Excluding the Japanese segment, EBIT actually increased by 27.0%. This improvement reflects a net $41.7 million increase in contributions from non-Japanese business segments partially offset by a net $8.1 million increase in unallocated expenses.

The overall improvement in contributions from non-Japanese business segments was predominantly driven by the North American business where profitability increased $28.4 million. Increased segment contribution profit was also reported for all other business segments except Australia where margins declined on slightly lower revenue. The Company's 50% owned multi-terminal business (Elektronček) which was acquired effective 27 January 2006, contributed $6.0 million to EBIT. The aforementioned market regulatory transition issues resulted in the Japanese business reporting a segment loss of $9.6 million, down $31.2 million on the prior corresponding period. This result includes a $7.4 million provision for inventories of unique parts of *Kyojin-no-hoshi 3*™.

Overall non-Japan business segment margin improved by 3.0 points to 39.5%, with all business segments, except Australia improving profitability relative to sales. This sixth consecutive reporting period of overall segment margin improvement, reflects improved product mix, higher average selling prices and the continued focus on cost control and leverage of business infrastructure.
Net unallocated expenses increased $8.1 million (up 26.1%). This primarily results from an increase of $14.1 million in research and development costs as the Company increases its new product delivery output and invests in new technologies. As a percentage of revenue, research and development expenditure rose to 8.5% for the half (first half 2005 – 5.6%). Over time, the Company expects research and development expenditure to average 5% – 6% of revenue.

Two one-off items are also included within net unallocated expenses, although these net to only a $0.2 million gain on both a pre and post tax basis. The first results from the recognition of a $6.0 million (pre and post tax) expense associated with inter-group loans related to the Company's convertible bonds. This non-cash accounting adjustment is required under International Accounting Standards on the realisation of amounts held in the foreign currency translation reserve. The second item relates to the recognition of a $6.2 million (pre and post tax) profit on the sale of 28% of the Company's South African business.

Interest expense exceeded interest income by $0.3 million, compared to net interest income of $4.2 million in the prior period, reflecting the reduction in the Company's average cash balances and the move into a net debt position at period end.

– Tax

The effective tax rate for the half year of 28.8% is lower than the 2005 half year effective tax rate of 32.2% as a result of the impact of tax losses incurred in Japan where marginal tax rates are 42.0%.

The effective tax rate will generally exceed the Australian statutory rate of 30% due to permanent differences including non-deductible expenses, withholding tax on the repatriation of overseas dividends and overseas tax rate differentials. There was, however, no withholding tax leakage on overseas dividends during the current period.

The franking outlook continues to remain positive and as a result, the 2006 interim dividend payable in September 2006 will be fully franked. However, while the franking outlook is generally considered to be positive, given the international structure of the Company and the increasing proportion of offshore earnings, it is not possible to reliably determine the extent to which future dividends will be franked.

Earnings Per Share

The Company's half year Profit after Tax, combined with a reduction in the weighted average number of shares (as a result of the impact of the Company's capital management initiatives), has resulted in fully diluted earnings per share increasing by 1.0 cent (4.7%) to 22.2 cents. Basic earnings per share increased by 1.1 cents to 22.4 cents (up 5.1%).





Balance Sheet

The Balance Sheet can be summarised as follows:

	30 June 2006 $Million	31 December 2005 $Million
Net Working Capital	99.3	44.9
Other Current/Non-Current Assets	89.0	83.2
Property, Plant and Equipment	119.8	116.5
Investments in associate and other companies	86.1	-
Intangibles	156.5	76.2
Other Current/Non-Current Liabilities	(150.4)	(128.6)
Net Tax Balances	27.0	(24.3)
Funds Employed	427.3	167.9
Net (Debt)/Cash	(103.2)	183.7
Shareholders' Funds	324.1	351.6

Net Working Capital increased from $44.9 million at 31 December 2005 to $99.3 million. This increase, which was flagged in the Company's full year results, was largely driven by unwinding of a particularly favourable opening position arising from the phasing of payments and receipts associated with last year's sale of *Kyojin-no-hoshi* 3™ in Japan. Offsetting this, the overall result was favourably impacted by strong collections in Australia following solid sales in the last quarter of 2005, and a fall in inventory levels in North America as a result of efficiencies in the supply chain. Overall, inventory levels (excluding Japan) declined 16.8%. Net Working Capital as a percentage of the last 12 months' revenue increased from 3.4% at 31 December 2005 to 7.7% at period end, remaining well within the Company's stated 10% target and below the 9.9% recorded at the same time last year. Net Working Capital results in individual months will always remain subject to fluctuation as a result of particular trading initiatives such as major product launches.

Property, Plant and Equipment increased marginally reflecting total capital expenditure of $16.8 million, offset by depreciation. Total capital spend on participation units was a modest $6.0 million as a result of the small net increase in the installed base with ongoing "stay-in-business" capital expenditure amounting to $10.8 million.

Investments represents the Company's 50% holding in Elektronček and just under 10% in PokerTek Inc. (NASDAQ: PTEK), both of which were acquired in the half.

Intangible assets have increased by $80.3 million since 31 December 2005. This is due to the acquisition of ACE Interactive.

Other Liabilities increased $21.8 million to $150.4 million as a result of higher Progressive Jackpot Liabilities in North America combined with higher revenue billed in advance in Australia.

Net Tax Balances decreased as a result of the $100.0 million of tax payments made in the half in respect of income tax obligations arising from the record 2005 profit result, offset by taxes payable on the current half profit.

In overall terms, Shareholders' Funds declined from $351.6 million to $324.1 million. The primary drivers of this reduction were the $93.8 million 2005 final dividend payment and $60.2 million spent on capital management programs, offset by the profit for the period.

Statement of Cash Flows

Effective cash flow management continues to be one of the Company's key strategies. As expected and mentioned in last year's financial report, operating cash flow for the first half was negatively impacted by the phasing of receipts and payments associated with last year's release of *Kyojin-no-hoshi* 3™ and additional tax payments resulting from a particularly favourable Australian tax instalment rate in 2005. These unfavourable impacts have impacted operating cashflow in the first half by approximately $100 million.

The movement in net cash (cash less debt), after eliminating foreign exchange movements is set out on the next page:

	H1 2006 $Million	H1 2005 $Million
Net cash - opening balance	183.7	121.5
EBIT	146.2	145.8
Share of Profit after Tax of associate company	(4.0)	-
Depreciation and amortisation	15.1	19.3
EBITDA	157.3	165.1
Non-cash adjustments:		
- Net (profit)/loss on sale of non-current assets	(5.8)	0.3
- Net foreign exchange differences	(2.9)	2.1
- Transfer from foreign currency translation reserve	6.0	-
- Expensing of costs of share-based payments	5.7	4.3
Net interest received	0.9	4.0
Net tax paid	(100.0)	(59.1)
Change in operating assets and liabilities	(42.3)	3.0
Net cash inflow from operating activities	18.9	119.7
Payments for acquisitions	(141.4)	-
Proceeds from sale of share in subsidiary	8.2	-
Loans to non-related parties	(9.0)	-
Net cash outflow from other investing activities	(17.3)	(15.9)
Proceeds from exercise of options	3.7	11.7
Payments for shares bought back	(16.8)	(35.9)
Payments to employee share trust	(43.3)	-
Dividends paid	(93.8)	(19.1)
Movement in net cash	(290.8)	60.5
Effect of exchange rate changes on net cash	3.9	(6.2)
Net (debt)/cash - closing balance	(103.2)	175.8

The marginally lower EBITDA result, coupled with lower non-cash adjustments, a $40.9 million increase in tax payments and a $45.3 million net increase in operating assets and liabilities drove operating cash flow down $100.8 million (84.2%) to $18.9 million.

The net cash outflow from investing activities increased $143.6 million to $159.5 million which was driven by the acquisitions check of holdings in Elektronček, PokerTek Inc and ACE Interactive during the first half, which collectively amounted to $141.4 million.

Proceeds from share issues in the current period results from the exercising of employee share options.

A total of $16.8 million was spent acquiring approximately 1.4 million shares under the Company's share buy-back program during the half. The Company also spent $43.3 million acquiring approximately 3.5 million shares to satisfy obligations under employee share-based remuneration plans.

The appreciation of the Australian dollar against the US dollar since 31 December 2005 resulted in a $3.9 million decrease in the Australian dollar value of the Company's foreign denominated net debt.

Cash flow in the statutory format is set out in the Financial Statements[1]

Dividends

An interim dividend in respect of the half year ended 30 June 2006 of 12.0 cents per share ($56.2 million), fully franked has been declared, representing a 20% increase on the 2005 interim dividend payment. This dividend will be paid on 19 September 2006 to shareholders on the register at 5:00pm on 5 September 2006. The Directors have determined that the Dividend Reinvestment Plan will not operate in respect of this dividend, however the Company proposes reinstating the Plan for the 2006 final dividend. At that time, the Company will evaluate the merits of acquiring shares on-market to satisfy dividends reinvested under the Plan.

A final dividend of 20 cents per share ($93.8 million) was paid on 24 March 2006. The total dividend paid in respect of the 2005 year amounted to 30 cents per share, fully franked.

Capital Management

Given the Company's strong underlying cash flows and financial position, it has continued to proactively evaluate and initiate capital management opportunities. The Company's overall strategic capital management objectives remain unchanged, namely to maintain a conservative funding structure, which provides sufficient flexibility to fund the operational demands of the business and to underwrite any strategic opportunities.

Taking this into account, the Company has continued to progress a number of capital management initiatives during the half:

[1] The financial statements are available online at www.aristocratgaming.com



- in August 2005, the Company announced its intention to acquire shares on market in anticipation of satisfying outstanding contingent obligations in respect of share and option based remuneration plans. In doing so, the Company aims to mitigate the dilutionary impact of share issues which would otherwise be necessary to satisfy such obligations as they crystallise. In the six months ended 30 June 2006, a total of approximately 3.5 million shares at an average price of $12.82 per share (total cost $44.3 million) had been purchased, with a further 1.0 million shares acquired at a total cost of $12.0 million up to the date of this report.[1] This brings the total number of shares acquired under this program to 6.6 million leaving 0.8 million shares to acquire before all current outstanding, unvested commitments are covered (including those relating to offers made under the Company's 2006 Long Term Incentive Plan). The Company will continue to consider further purchases as necessary to mitigate the dilutionary impact of any further share-based remuneration grants.

- in November 2005, subsequent to the conclusion of the Company's first $100 million share buy-back program, the Company announced a further $100 million share buy-back program. In the six months ended 30 June 2006, a total of approximately 1.4 million shares at an average price of $11.79 per share (total cost $16.8 million) were purchased under this second program. As at 30 June 2006, 29.8% of this buyback program had been completed, with a further 0.7 million shares (total cost $7.9 million) having been acquired up to the date of this report.[1] The Company anticipates continuing this program over the balance of 2006.

- in April 2006, the Company established an additional USD200 million (A$269 million) Letter of Credit Facility to provide it with additional strategic and capital management flexibility. Including this new facility, total available facilities amount to $569 million.

The Company is confident that it retains ample financial flexibility and its actions are consistent with its overall capital management objectives. The outlook for cash flow remains positive, with the business requiring limited capital investment to grow organically combined with tight controls over working capital and continued focus on cash flow management. The Company will continue to proactively review capital management initiatives on an ongoing basis.

Banking Facilities

The Company had committed banking facilities of $300 million and a USD200 million Letter of Credit facility at 30 June 2006, of which $107.9 million was drawn. The Company remains confident that, given the strong cash generation of the business and the current cash on hand balance, these facilities remain adequate to meet the ongoing requirements of the business and provide sufficient flexibility to enable the Company to execute strategic opportunities as they arise.

[1] The financial statements are available online at www.aristocratgaming.com

Debt Ratios
The Company's interest and debt coverage ratios remain very strong:

	30 June 2006	31 December 2005	30 June 2005
Debt/EBITDA*	**0.7 X**	0.4 X	0.5 X
Net Debt (Cash)/EBITDA*	**0.3 X**	(0.5) X	(0.5) X
EBITDA*/Interest Expense*	**30.0 X**	35.4 X	32.7 X
Debt/Equity	**87.3 %**	50.0 %	50.4 %
Net Debt (Cash)/Equity	**31.8 %**	(52.3) %	(52.7) %

* EBITDA and Interest Expense are based on the preceding 12 months results.

For financial management purposes, the Company pays particular attention to the interest cover ratio (EBITDA/Interest Expense) as it reflects the ability of the Company to service its debt and is regarded as more relevant than gearing calculations.

Credit Rating
The Company is pleased that Standard & Poor's upgraded the Company's credit rating in May 2006 from BB+ to BBB- which is investment grade, reflecting the Company's strong strategic, operational and financial position and outlook.

Foreign Exchange
Individual assets and liabilities denominated in foreign currency have been impacted by movements in foreign exchange rates since 31 December 2005. In net terms, however, the impact of the re-translation of foreign denominated assets and liabilities taken to the foreign currency translation reserve amounted to only $7.2 million.

The Company applies exchange rates prevailing at the reporting date in translating the overseas balance sheets of controlled entities. The Company translated profits earned offshore at the month end rate for each month.

In the current period, Total Revenue from ordinary activities and Profit after Tax were favourably impacted by $10.6 million and $4.1 million respectively as a result of the translational impact of the weaker Australian dollar compared with the first half of 2005. The transactional foreign exchange impact is complex and has not been quantified for this report, as this is subject to ongoing change given the difficulty in assessing the actual realisation of timing differences of the various currency cash flows and their recognition



through the Income Statement. These exposures do however remain subject to active monitoring and risk management.

Despite the existence of partial natural hedges reducing the transactional impact of foreign exchange movements on profitability, the Company's reported results will still be subject to fluctuation in total and at individual reported income and expense levels as the Australian dollar translated equivalent of foreign denominated amounts varies as exchange rates change. Translational exposures are accounting in nature and are not hedged, other than naturally where possible.

More details of the sensitivity of the Company's results to changes in foreign exchange rates are set out in the Company's 2005 Annual Report.

Foreign exchange rates compared with prior periods for key currencies are shown below:

AUD:	30 June 2006	31 December 2005	30 June 2005	H1 2006 Average*	H1 2005 Average*
USD	**0.7433**	0.7370	0.7673	0.7444	0.7769
NZD	**1.1802**	1.0871	1.1069	1.1579	1.0953
JPY	**85.11**	87.48	85.56	85.82	83.35

* Average of monthly exchange rates only. No weighting applied.

Business Segment Review

Australia	H1 2006 $Million	H1 2005 $Million	Variance $Million	Variance %
Segment Revenue*†	**116.4**	118.6	(2.2)	(1.9)%
Segment Contribution Profit	**38.6**	43.4	(4.8)	(11.1)%
Segment Margin	33.2%	36.6%		(3.4) pts

* Refer to Note 2 in Half-Year Financial Statements (available on www.aristocratgaming.com)

† Australian segment contribution revenue excludes inter-segment revenue

Segment Revenue decreased 1.9% and Segment Contribution Profit declined by 11.1% when compared to the first half of 2005. Segment Margin declined from 36.6% to 33.2% despite increased platform and games volumes primarily due to a lower proportion of higher margin premium products in New South Wales (NSW).

Continuing regulatory restrictions, including caps on gaming machine numbers in every jurisdiction, and general uncertainty resulting from prospective smoking bans and licence renewals has seen the replacement cycle remain around historic lows. The resolution of the Club tax debate with the NSW Government has improved the confidence of the NSW club market which saw an increase in investment in gaming products towards the end of the half.

Platform sales increased 14.0% to 3,489 units when compared to the prior corresponding period. Unit sales in NSW were flat however unit sales in Tasmania, Queensland and Victoria increased reflecting the success of the Company's standalone and double standalone progressives such as *Zorro*™.

The Company's *Xtreme*™ *Mystery Link*™, and *Player's Choice*™ multigame products continue to perform well. During the half, *Xtreme*™ *Mystery Link*™ was also licensed to UNITAB Limited to use on its NSW state-wide linked jackpot system under the *Inca Fortune*™ theme.

New supply contracts with two of the major Victorian operators have driven the increase in unit sales in that state. Higher unit sales in Tasmania were a result of new premium product approvals and releases while the South Australian market remained a difficult one with further regulatory reform proposals causing significant uncertainty for operators.

The Australian market remains challenging particularly given the progressive introduction of smoking bans and uncertainties created by Victorian operator license renewals, which are likely to impact demand in the short term.

The Americas

North America

	H1 2006 $Million	H1 2005 $Million	Variance $Million	Variance %
Segment Revenue*	274.2	245.2	+29.0	+11.8%
Segment Contribution Profit	123.1	94.7	+28.4	+30.0%
Segment Margin	44.9%	38.6%		+6.3 pts

* Refer to Note 2 in Half-Year Financial Statements (available on www.aristocratgaming.com)

Segment Revenue increased by 11.8% and Segment Contribution Profit increased by 30.0% compared to the first half of 2005, reflecting strong performance in each of the Company's key business lines. This record first half result is particularly significant, given an overall slowdown in the market and delays in the opening of new jurisdictions with revenue and margin improvement predominantly reflecting the benefits of improved pricing on flat cost structures, in a market where overall volumes were sharply lower than the prior corresponding period.

These market conditions impacted on platform sales which were down 6.7% on the prior corresponding period to 8,449 units, despite the Company continuing to grow market share over the period.

Adverse market conditions also impacted the Company's recurring revenue business with only a marginal increase (2.7%) in the installed base to 6,329 units. Average revenue per day declined slightly to USD52 per day (2005 - USD54 per day) as a result of a higher mix of non-jackpot machines. Towards the end of the half, the 90-day field trial of the Company's *Hyperlink*™ *Loco Loot*™ multi-site progressive (MSP) system at the Mohegan Sun Casino in Connecticut was successfully completed. Following the trial, the MSP moved into full rollout.

Elektronček's *Interblock*™ multi-station games were integrated into the Company's product portfolio during the period, although placements in the short term have been inhibited by the product regulatory approval process.

Systems revenue fell $2.0 million to $16.8 million despite revenue from new installations increasing marginally. This decline predominantly reflects phasing of installation timings and lower sales of software upgrades. Aristocrat's *OASIS*™ Casino Management System customer base grew to 204 and eleven new *OASIS*™ customers, including the Company's first customer in the new Wyoming market, signed agreements with the Company. New *Sentinel III*™ player-tracking interface hardware was installed in two venues and preliminary customer feedback has been encouraging.

The market slowdown is expected to persist for the remainder of 2006 unless new markets such as Pennsylvania and Florida open more quickly than anticipated. However, the second half outlook for the Company's North American business remains positive as the Company benefits from the widespread launch of its new MSP product, a strong pipeline of systems opportunities, increasing sales of 5-reel stepper and slant-top games together with further share gains driven by its superior product performance.

South America

	H1 2006 $Million	H1 2005 $Million	Variance $Million	Variance %
Segment Revenue*	12.8	4.9	+7.9	+161.2%
Segment Contribution Profit	7.8	2.0	+5.8	+290.0%
Segment Margin	60.9%	40.8%		+20.1 pts

* Refer to Note 2 in Half-Year Financial Statements (available on www.aristocratgaming.com)

Segment Revenue and Segment Contribution Profit increased substantially, although off low bases, driven primarily by increased unit sales to selected key accounts, comprising many of the region's principal gaming operators. The timing of margin recognition under the Company's revenue recognition policy favourably impacted margin.

Moving forward, the Company will continue adding tailored product to its South American product library while exploring strategies to increase its recurring revenue installed base. The Company expects to benefit from the continuing success and increasing prosperity of the key South American gaming operators with whom it has established strategic relationships and from the ongoing market shift from stepper to video slot games, whilst continuing to operate within strict risk parameters.

Japan

	H1 2006 $Million	H1 2005 $Million	Variance $Million	Variance %
Segment Revenue*	9.6	91.8	(82.2)	(89.5)%
Segment Contribution Profit/ (Loss)	(9.6)	21.6	(31.2)	(144.4)%
Segment Margin	(100.0)%	23.5%		(123.5) pts

* Refer to Note 2 in Half-Year Financial Statements (available on www.aristocratgaming.com)

As indicated at the Company's Annual General Meeting in May, the transitioning to new industry regulations ("Regulation 5") has caused short term uncertainty in the marketplace which is impacting on all competitors. As a result, no new products were released in the half, and total unit sales amounted to only 1,787, a significant reduction on the 24,000 units sold in the prior corresponding period.

Segment Revenue declined 89.5% and Segment Contribution Profit fell from a profit of $21.6 million to a loss of $9.6 million compared to the first half of 2005. This loss includes an inventory charge of $7.4 million relating to unique components of unsold *Kyojin-no-hoshi* 3™ games.

The Regulation 5 regulatory changes have adversely impacted the game approval process and player appeal of games. The resultant performance impact for operators has seen a number of halls closed with some industry commentators anticipating that the installed base of pachislot machines could fall by as much as 20%.

The majority of Regulation 4 pachislot games must be removed from the market by July 2007. To date only a small number of new (Regulation 5) games have been installed and therefore a mass replacement of the installed base must take place at some stage over the next 10 months. However, given the poorer performance of these new regulation games, operators are likely to be resistant to effecting this change until closer to the deadline.

To date, the number of individual Regulation 5 games sold by other companies has been significantly lower than corresponding Regulation 4 games and as a result the Company expects it will be some time before the average sales of each Regulation 5 game build to historic levels. In the meantime, the Company's strategy remains to launch a larger number of games each selling more modest numbers than in the past. This strategy means the Company is highly dependent on the flow of game approvals from the regulator, which at this stage remain unpredictable. The Company has 4 Regulation 5 games submitted for approval, with a further 5 in various stages of development, most of which will be submitted for approval before the end of the year. The Company has carefully evaluated the new regulatory requirements and has had ongoing dialogue with the regulatory authorities, tailoring its games appropriately. However, there remain a number of subjective areas in the regulatory requirements which mean it is not possible to determine with certainty that any one game will be approved in its first submission.

The Company continues to be confident about the longer term sustainability and growth potential of its Japanese operations but expects game sales to remain soft for the balance of the year. The level of sales to be achieved will depend on both the number of game approvals that the Company obtains during the second half, the popularity of Regulation 5 games in general and the operators' strategy for replacing their installed base ahead of the July 2007 deadline.

New Zealand

	H1 2006 $Million	H1 2005 $Million	Variance $Million	Variance %
Segment Revenue*	12.6	14.1	(1.5)	(10.7)%
Segment Contribution Profit	5.6	5.4	+0.2	+3.7%
Segment Margin	44.4%	38.3%		+6.1 pts

* Refer to Note 2 in Half-Year Financial Statements (available on www.aristocratgaming.com)

Segment Contribution Profit increased by 3.7% despite a revenue decrease of 10.7% caused by the continuing decline of the installed base of gaming machines in club and hotel markets and regulatory requirements which limited the Company's product available for sale for much of the half. Margin however improved as a result of an improvement in the mix of hardware versus software sales in the current period.

The rollout of the new Electronic Monitoring System ("EMS") commenced in June and is expected to be completed by March 2007. The costs associated with the EMS rollout, required conversion to a new protocol (QCOM) by March 2007, the 18 machine cap per venue and the impact of smoking bans continue to impact negatively on the market. Between January 2004 and March 2006 over 100 venues have closed and the installed base of gaming machines is now 15% lower than it was in 2002.

Further reductions in the number of venues and the installed base are expected.

Despite these challenges, the Company's products continue to perform well, particularly in the casino market, however trading results are expected to remain relatively flat in the short to medium term.

Other International

	H1 2006 $Million	H1 2005 $Million	Variance $Million	Variance %
Segment Revenue*	61.0	41.3	+19.7	+47.6%
Segment Contribution Profit	17.6	9.7	+7.9	+81.4%
Segment Margin	28.9%	23.5%		+5.4 pts

* Refer to Note 2 in Half-Year Financial Statements (available on www.aristocratgaming.com)

Segment Revenue improved by 47.6% and Segment Contribution Profit increased by 81.4% driven principally by improved results from the Asia Pacific Region and the scale benefit of leverage of the Company's infrastructure.

Europe

The Russian market was effectively closed for the first half following legislation passed in 2005 which prescribed new licencing requirements for the sale of gaming machines. To date, the relevant licensing body has yet to prescribe the licencing process and as a result no licences have been issued. At this stage, the Russian market is not anticipated to reopen until, at the earliest, early 2007.

In the rest of Europe, the Company's business recorded substantial growth with revenue increasing 59% on the prior corresponding period. This improvement was led by strong sales in a number of jurisdictions including Slovenia, Germany and The Netherlands, with performance driven by the continuing success of premium offerings such as double standalone progressives and *Hyperlink*™.

The Company expects to continue to make progress in growing its European ex-Russia business, however full realisation of the Company's overall European potential remains contingent on the re-opening of the Russian market.

Asia-Pacific

Revenue and Segment Contribution Profit each grew by approximately 100% reflecting the outstanding performance of the Company's products in this rapidly expanding gaming environment. In Macau, the Company's products continue to perform well, enabling the Company to maintain and build on its market leading position. Prominent examples include Aristocrat product representing over 50% of the gaming floor at the Sands Macau and over a third of the floor at the recently opened Grand Waldo Casino. With over 20 further venues under construction, the Company remains well placed to capture a significant share of this key strategic Asian market.

Elsewhere in the region, the Company installed its first recurring revenue machines and *DACOM*™ system in the Philippines, where a new representative office was opened during the half. Product sales have also been strong in Malaysia, South Korea and Cambodia.

Growth in the Asia-Pacific business is expected to continue as gaming undergoes expansion across the region and the Company leverages its game performance and reputation.

South Africa
Results declined compared to the prior corresponding period, due to subdued market conditions and the continuing delay in the opening of the Kwa Zulu Natal Limited Payout Market (LPM) market. Despite these conditions, the Company maintained its position as the principal supplier of spinning reel video product in this market.

The sale of 28% of the Company's African business to a leading Black Empowerment Investment Company was completed in the half, realising a profit on sale of $6.2 million (recorded outside Segment Profit), and placing the Company in a strong strategic position to further leverage its presence in the region.

Conditions in the market are expected to improve in the second half.

New Businesses
ACE Interactive
The Company completed the acquisition of EssNet Interactive AB (now known as ACE Interactive) on 5 May 2006. ACE is based in Stockholm, Sweden and develops, manufactures and markets next generation interactive systems and video terminal hardware and software, utilising a leading-edge system offering, based on PC technology in a client-server architecture. The highly scalable ACE solution has an open system architecture that allows any content provider to port games onto its interactive video terminal platform.

Prior to its acquisition by the Company, ACE was awarded a contract by Norsk Tipping, the Norwegian lottery, for the supply of an interactive video lottery system and around 10,000 terminals. The roll-out of this opportunity is pending resolution of a legal challenge (against Norsk Tipping) in the European Courts. In the meantime, the business is actively pursuing a number of opportunities with both state-sponsored organisations as well as private operators.

Revenue contribution for the period post acquisition represents sales of a small number of Interactive Video Terminal (IVT) units to a Czech Republic based customer. Further revenue in the short term is likely to be modest pending resolution of the Norsk Tipping legal challenge and/or successful realisation of one or more of the opportunities currently being pursued.

Elektronček

The Company's 50% interest in Elektronček (*a company based* in Slovenia, part of the European Union) was acquired on 27 January 2006. Elektronček trades under the *Interblock*™ brandname, manufacturing a range of electro-mechanical multi-station gaming products including Roulette, Dice and Sic Bo which are sold in gaming markets around the world.

The Elektronček business has traded ahead of expectations since acquisition with strong *sales to Europe* and North America, and a continuing significant presence in the Macau market where *Interblock*™ product commands a 55% share of the installed base of multi-terminal gaming product. Towards the end of the half, *Interblock*™ product was launched into the North American market with initial operating performance exceeding expectations. However, the regulatory approval process has delayed product launch in a few key jurisdictions, including NSW.

The Company expects continuing growth in revenue and contribution from Elektronček as its product portfolio is expanded and as regulatory approvals are received across global gaming jurisdictions.

Selected items from the Income statement	H1 2006 $'000	H1 2005 $'000	Variance
Total revenue from operating activities	480,651	513,087	
Other income	15,284	12,214	
Total revenue from operating activities	**495,935**	525,301	**-5.6%**
Gross profit	**279,052**	277,767	**-**
Gross profit %	**56.3%**	52.9%	**3.4 pts**
Earnings before interest and tax, depreciation and amortisation (EBITDA)	**161,326**	165,086	**-2.3%**
Depreciation and amortisation	15,083	19,323	-
Earnings before interest and tax (EBIT)	**146,243**	145,763	**0.3%**
Net interest received	14	4,264	
Profit before tax	**146,257**	150,027	**-2.5%**
Income tax expense	(40,918)	(48,372)	-
Profit after tax	**105,339**	101,655	**3.6%**
Profit attributable to minority interest	(597)	-	
Net profit after tax and minorities	**104,742**	101,655	**3.0%**

Selected items from the Cash flow statement	H1 2006 $'000	H1 2005 $'000
Opening balance for cash and cash equivalents	359,532	285,973
Net cash inflow from operating activities	**18,901**	119,687
Net cash outflow from investing activities	**(159,470)**	(15,898)
Net cash inflow/(outflow) from borrowing activities	**107,851**	(100)
Net cash inflow from issue and exercise of share options	**3,707**	11,701
Net cash outflow for shares purchased by trust	**(43,337)**	-
Net cash outflow for shares bought back	**(16,841)**	(35,869)
Net cash outflow for dividend paid	**(93,821)**	(19,144)
Effects of exchange rate changes on cash and cash equivalents	**3,032**	(2,446)
Closing balance for cash and cash equivalents	179,554	343,904

Selected items from the Balance sheet	H1 2006 $'000	FY 2005 $'000
Cash and cash equivalents	179,554	359,532
Current assets - receivables	178,766	285,056
Inventories	64,937	82,398
Current assets	12,902	11,512
Non-current financial assets	99,586	12,187
Property, plant & equipment	119,839	116,455
Intangible assets	156,545	76,183
Other non-current assets	124,304	124,097
Total assets	936,433	1,067,420
Current payables	144,414	322,527
Current and non-current interest bearing liabilities	282,747	175,808
Other current liabilities	102,421	148,565
Other non-current liabilities	82,787	68,963
Total liabilities	612,369	715,863
Net assets	324,064	351,557
Contributed equity	71,392	88,240
Reserves	(64,576)	(41,928)
Retained earnings	316,166	305,245
Parent entity interest	322,982	351,557
Minority interest	1,082	-
Total equity	324,064	351,557

Other information		H1 2006	FY 2005
Interim ordinary dividend declared (fully franked)	cents	12.0	10.0
Final ordinary dividend declared (fully franked)	cents	n/a	20.0
Total dividends	cents	12.0	30.0
Shares on issue at period end		469,197,715	470,535,639

Key ratios		H1 2006	FY 2005	H1 2005
Working capital/revenue (%)*		7.7%	3.4%	9.9%
Operating cash flow/revenue (%)		3.8%	29.9%	22.8%
Net cash/(debt)	$m	(103.2)	183.7	175.8
Debt/EBITDA*		0.7X	0.4X	0.5X
EBITDA/Interest expense*		30.0X	35.4X	32.7X
Return on equity*		32.3%	69.5%	63.4%
Earnings per share (basic)	cents	22.4	51.4	21.3
Earnings per share (diluted)	cents	22.2	51.1	21.2
Net tangible assets per share	cents	0.36	0.59	0.55

*based on preceding 12 month's results

Directors
DJ Simpson
Non-executive Chairman

PN Oneile
Chief Executive Officer And Managing Director

WM Baker
Non-executive Director

P Morris
Non-executive Director

AW Steelman
Non-executive Director

SAM Pitkin
Non-executive Director

RA Davis
Non-executive Director

Secretaries
BJ Yahl
JFC Carr-Gregg

Global Headquarters
Aristocrat Leisure Limited
71 Longueville Road
Lane Cove NSW 2066
Australia
Telephone 61 2 9413 6300
Facsimile 61 2 9420 1352

Internet Site
www.aristocratgaming.com

Australia
Manufacturing and Research & Development

Aristocrat Technologies Australia Pty Limited
149 Dunning Avenue
PO Box 155
Rosebery NSW 2018
Australia
Telephone 61 2 9697 4350
Facsimile 61 2 9700 8149

Aristocrat Global Gaming
151 Dunning Avenue
Rosebery NSW 2018
Australia
Telephone 61 2 9697 4007
Facsimile 61 2 9697 4830

International

The Americas
Administration, Sales, Service, Marketing, Research and Development
Aristocrat Technologies, Inc.
7230 Amigo Street
Las Vegas
Nevada 89119
USA
Telephone 1 702 270 1000
Facsimile 1 702 270 1001

Japan
Aristocrat Technologies KK
7th Floor, Ryukakusan Building
2-5-12 Higashi-kanda Chiyoda-ku
Tokyo Japan 101-0031
Telephone 81 3 5835 0521
Facsimile 81 3 5835 0523

Europe
Aristocrat Technologies Europe Ltd
Falcon Unit 1 Stonefield Way
South Ruislip Middlesex
England HA4 OJS
Telephone 44 208 426 5822
Facsimile 44 208 426 5760

New Zealand
Aristocrat Technologies NZ Ltd
22 Vestey Drive, Mt Wellington
Auckland, New Zealand
Telephone 64 9 259 2000
Facsimile 64 9 259 2001

South Africa
Aristocrat Technologies Africa (Pty) Limited
40 Galaxy Avenue
Linbro Business Park
Linbro Park
South Africa 2090
Telephone 27 11 579 2900
Facsimile 27 11 608 0030

Macau
17th Floor, Hotline Centre
335-341 Alameda Drive
Carlos d' Assumpcao
Macau
Telephone 853 722 777
Facsimile 853 722 783

Investor Contacts

Share Registry
Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000 Australia

Email
registrars@linkmarketservices.com.au

Website
www.linkmarketservices.com.au

Locked Bag A14, Sydney South
NSW 1235 Australia

Auditor
PricewaterhouseCoopers
201 Sussex Street
Sydney NSW 1171 Australia

Stock Exchange Listings
Aristocrat Leisure Limited
Ordinary Shares are listed on the Australian Stock Exchange

CODE: ALL

Investor Email Address
Investors may send email queries to: investor.relations@ali.com.au

our global market



✚ Approved jurisdictions

Albania
Angola
Antigua
Argentina
Aruba
Australia
Australian Cap. Territory
New South Wales
Northern Territory
Queensland
South Australia
Tasmania
Victoria
Western Australia
Austria
Bahamas
Barbados
Benin
Bosnia & Herzegovina
Botswana
Brazil
Bulgaria
Cambodia
Canada
Alberta
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New Brunswick
Newfoundland
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Ontario
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Quebec
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Chile
Colombia
Comoros
Croatia
Cyprus, North
Czech Republic
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Dominican Republic
Egypt
Estonia
France
Gabon
Gambia
Germany
Ghana
Gibraltar
Greece
Holland
Honduras
Hungary
Italy
Japan
Kenya
Latvia
Lesotho
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Luxembourg
Macau
Macedonia
Malawi
Malta
Mauritius
Mongolia
Morocco
Mozambique
Namibia
New Zealand
Niger
Netherlands Antilles
Curacao?
Bonaire?
St Maarten
Nigeria
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Peru
Philippines
Poland
Puerto Rico
Reunion
Russia
Saint Kitts and Nevis
Saint Vincents and
Grenadines
Senegal
Seychelles
Slovenia
Solomon Islands
South Africa
Eastern Cape Free State
Gauteng
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Mpumalanga
Northern Cape
Limpopo
North West Cape
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South Korea
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Arizona
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Wisconsin
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Vanuatu
Venezuela
Vietnam
Zambia
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ARISTOCRAT

ARISTOCRAT LEISURE LIMITED ACQUIRES FURTHER INTEREST IN POKERTEK, INC

Sydney, 20 September 2006

Aristocrat Leisure Limited (ASX: ALL) today announced that it has acquired a further 4.8% interest in PokerTek, Inc. (NASDAQ: PTEK) ("PokerTek") at a cost of approximately USD4.5 million (AUD6.0 million), taking the Company's interest to 14.75%.

Earlier this year, Aristocrat signed a 10 year exclusive distribution agreement with PokerTek permitting it to place PokerTek's interactive, electronic PokerPro™ table systems in casinos across the globe, with the exception of most United States and Canadian gaming jurisdictions, where PokerTek places product directly.

Paul Oneile, Aristocrat's Chief Executive Officer and Managing Director said: "This strategic investment further strengthens our relationship with PokerTek. The Aristocrat-PokerTek relationship allows us to offer a cutting-edge electronic poker table known as PokerPro™ to our customers around the world and capitalize on the incredible popularity of poker".

Enquiries

Financial: Simon Kelly (612) 9413 6601
Chief Financial Officer

Media: Tim Allerton (61) (0) 412 715 707
City Public Relations

Aristocrat Leisure Limited is a leading global entertainment company, which provides a comprehensive range of gaming solutions to entertainment venues around the world. The Company is licensed by over two hundred regulators and its products and services are available in over ninety countries around the world.

PokerTek, Inc., headquartered in Charlotte, N.C., develops and markets the PokerPro™ system, an electronic poker table designed to provide a fully automated poker room environment to Native American casinos, commercial casinos, and card clubs. The PokerPro™ system was developed to increase casino revenue by increasing hands per hour, while helping to reduce labor costs within poker rooms.





ARISTOCRAT LEISURE LIMITED ENTERS AGREEMENT TO ACQUIRE FURTHER INTEREST IN POKERTEK, INC

Sydney, 27 September 2006

Aristocrat Leisure Limited (ASX: ALL) today announced that it has entered into an agreement to acquire a further 4.4% interest in PokerTek, Inc. (NASDAQ: PTEK) ("PokerTek") at a cost of approximately USD4.1 million (AUD5.1 million), taking the Company's interest to 19.15%. This follows the Company's previous announcement on 20 September that it had increased its holding to 14.75%. The agreement, which remains subject to procedural conditions subsequent, is expected to be completed shortly.

Earlier this year, Aristocrat signed a 10 year exclusive distribution agreement with PokerTek permitting it to place PokerTek's interactive, electronic PokerPro™ table systems in casinos across the globe, with the exception of most United States and Canadian gaming jurisdictions, where PokerTek places product directly.

Paul Oneile, Aristocrat's Chief Executive Officer and Managing Director said: "This strategic investment further strengthens our relationship with PokerTek and demonstrates Aristocrat's commitment to PokerTek and its unique electronic poker table."

Enquiries

Financial: Simon Kelly (612) 9413 6601
Chief Financial Officer

Media: Tim Allerton (61) (0) 412 715 707
City Public Relations

Aristocrat Leisure Limited is a leading global entertainment company, which provides a comprehensive range of gaming solutions to entertainment venues around the world. The Company is licensed by over two hundred regulators and its products and services are available in over ninety countries around the world.

PokerTek, Inc., headquartered in Charlotte, N.C., develops and markets the PokerPro™ system, an electronic poker table designed to provide a fully automated poker room environment to Native American casinos, commercial casinos, and card clubs. The PokerPro™ system was developed to increase casino revenue by increasing hands per hour, while helping to reduce labor costs within poker rooms.

CADWALADER



Securities and Exchange Commission
December 4, 2006

Documents lodged with the Australian Securities Investment Corporation

Tab	Date	Announcement
1	7/4/2006	Form 605 Notice of Ceasing to be a Substantial Holder
2	7/12/2006	Form 484 Change to Company Details
3	7/21/2006	Form 604 Change in Substantial Holder
4	7/28/2006	Form 484 Change to Company Details
5	8/16/2006	Form 484 Change to Company Details
6	8/29/2006	Form 604 Change in Substantial Holder
7	9/12/2006	Form 484 Change to Company Details
8	9/28/2006	Form 603 Notice of Initial Substantial Holder





4 July 2006

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of ceasing to be a substantial holder- Aristocrat Leisure Limited

ANZ gives this notice of ceasing to be a substantial holder in respect of Aristocrat Leisure Limited.

Yours faithfully

John Priestley
Company Secretary

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme	Aristocrat Leisure Limited (the "**Entity**")
ACN/ARSN	002 818 368

1. Details of substantial holder[1]

Name	Australia and New Zealand Banking Group Limited
ACN/ARSN (if applicable)	005 357 522

The holder ceased to be a substantial holder on 29/06/06.
The previous notice was given to the company on 27/09/05.
The previous notice was dated 27/09/05.

This notice is given by ANZ on behalf of itself and each of the related bodies corporate of ANZ ("ANZ Subsidiaries") specified in the list of 7 pages annexed to this notice and marked Annexure 'A'.

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest[2] of the substantial holder or an associate[3] in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change[4]	Consideration given in relation to change[5]	Class[6] and number of securities affected	Person's votes affected
26/09/05	ANZ and each of the ANZ Subsidiaries	ANZ understands that ING Australia Limited ("INGA") has acquired relevant interests in the shares referred to in the adjacent columns. ANZ and each of the ANZ Subsidiaries is taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as INGA by reason of it having voting power above 20 % in INGA and consequently has acquired relevant interests in those shares.	Not applicable	14,781 Ordinary Fully Paid Shares	14,781
27/09/05				38,000 Ordinary Fully Paid Shares	38,000
28/09/05				398,249 Ordinary Fully Paid Shares	398,249
30/09/05				432,831 Ordinary Fully Paid Shares	432,831
12/10/05				400,000 Ordinary Fully Paid Shares	400,000
13/10/05				73,200 Ordinary Fully Paid Shares	73,200
14/10/05				110,000 Ordinary Fully Paid Shares	110,000

17/10/05	ANZ and ANZ Subsidiaries	ANZ understands that ING Australia Limited ("INGA") has ceased to have relevant interests in the shares referred to in the adjacent columns. ANZ and each of the ANZ Subsidiaries is taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as INGA by reason of it having voting power above 20 % in INGA and consequently has ceased to have relevant interests in those shares	Not Applicable	77,500 Ordinary Fully Paid Shares	77,500
20/10/05	ANZ and each of the ANZ Subsidiaries	ANZ understands that ING Australia Limited ("INGA") has acquired relevant interests in the shares referred to in the adjacent columns. ANZ and each of the ANZ Subsidiaries is taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as INGA by reason of it having voting power above 20 % in INGA and consequently has acquired relevant interests in those shares.	Not applicable	288,300 Ordinary Fully Paid Shares	288,300
31/10/05				100,049 Ordinary Fully Paid Shares	100,049
03/11/05				65,159 Ordinary Fully Paid Shares	65,159
16/12/05	ANZ Executors and Trustee Company Limited ("**ANZET**")	Entry into contracts for the sale of the securities on the Australian Stock Exchange ("ASX").	$40,572.99	3,380 Ordinary Fully Paid Shares	3,380
23/12/05	ANZ and each of the ANZ Subsidiaries	ANZ understands that ING Australia Limited ("INGA") has acquired relevant interests in the shares referred to in the adjacent columns. ANZ and each of the ANZ Subsidiaries is taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as INGA by reason of it having voting power above 20 % in INGA and consequently has acquired relevant interests in those shares.	Not applicable	29,302 Ordinary Fully Paid Shares	29,302
30/12/05				205,500 Ordinary Fully Paid Shares	205,500
05/01/06				100,400 Ordinary Fully Paid Shares	100,400
21/02/06	ANZ and ANZ Subsidiaries	ANZ understands that ING Australia Limited ("INGA") has ceased to have relevant interests in the shares referred to in the adjacent columns. ANZ and each of the ANZ Subsidiaries is taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as INGA by reason of it having voting power above 20 % in INGA and consequently has ceased to have relevant interests in those shares	Not Applicable	184,742 Ordinary Fully Paid Shares	184,742
22/02/06				104,471 Ordinary Fully Paid Shares	104,471
07/03/06				291,786 Ordinary Fully Paid Shares	291,786
09/03/06				434,141 Ordinary Fully Paid Shares	434,141
16/03/06				692,600 Ordinary Fully Paid Shares	692,600
22/03/06				114,885 Ordinary Fully Paid Shares	114,885

31/03/06	ANZ and each of the ANZ Subsidiaries	ANZ understands that ING Australia Limited ("INGA") has acquired relevant interests in the shares referred to in the adjacent columns. ANZ and each of the ANZ Subsidiaries is taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as INGA by reason of it having voting power above 20 % in INGA and consequently has acquired relevant interests in those shares.	Not applicable	71,700 Ordinary Fully Paid Shares	71,700
03/04/06				43,400 Ordinary Fully Paid Shares	43,400
04/04/06	ANZ and ANZ Subsidiaries	ANZ understands that ING Australia Limited ("INGA") has ceased to have relevant interests in the shares referred to in the adjacent columns. ANZ and each of the ANZ Subsidiaries is taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as INGA by reason of it having voting power above 20 % in INGA and consequently has ceased to have relevant interests in those shares	Not Applicable	3,900 Ordinary Fully Paid Shares	3,900
07/04/06				175,167 Ordinary Fully Paid Shares	175,167
10/04/06				86,215 Ordinary Fully Paid Shares	86,215
12/04/06	ANZ and each of the ANZ Subsidiaries	ANZ understands that ING Australia Limited ("INGA") has acquired relevant interests in the shares referred to in the adjacent columns. ANZ and each of the ANZ Subsidiaries is taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as INGA by reason of it having voting power above 20 % in INGA and consequently has acquired relevant interests in those shares.	Not applicable	45,247 Ordinary Fully Paid Shares	45,247
18/04/06	ANZ and ANZ Subsidiaries	ANZ understands that ING Australia Limited ("INGA") has ceased to have relevant interests in the shares referred to in the adjacent columns. ANZ and each of the ANZ Subsidiaries is taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as INGA by reason of it having voting power above 20 % in INGA and consequently has ceased to have relevant interests in those shares	Not Applicable	167,837 Ordinary Fully Paid Shares	167,837
19/04/06				115,479 Ordinary Fully Paid Shares	115,479
02/05/06				52,400 Ordinary Fully Paid Shares	52,400
07/06/06				681,700 Ordinary Fully Paid Shares	681,700
28/06/06				69,013 Ordinary Fully Paid Shares	69,013
29/06/06				308,612 Ordinary Fully Paid Shares	308,612

3. Changes in association

The persons who have become associates [3] of, ceased to be associates of, or have changed the nature of their association[7] with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not Applicable	Not Applicable

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 7 pages annexed to this notice and marked "A"
ING Australia Limited	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name John Priestley capacity Secretary

sign here date 4 July 2006

DIRECTIONS

[1] If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

[2] See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

[3] See the definition of "associate" in section 9 of the Corporations Law.

[4] Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Law.

[5] Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

[6] The voting shares of a company constitute one class unless divided into separate classes.

[7] Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure "A"

This is the Annexure of 7 pages marked "A" referred
to in the form 605 Notice of ceasing to be a substantial holder

Signed by me and dated 4 July 2006

....

John Priestley - Secretary
***Australia* and New Zealand Banking Group Limited**

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
Australia	AFT Investors Services Pty Ltd		1	3/05/54
Australia	Alliance Holdings Limited		1	9/08/56
American Samoa	Amerika Samoa Bank Inc.		21	26/05/78
Australia	ANZcover Insurance Pty Ltd		1	24/04/98
Australia	ANZEST Pty Ltd		1	17/10/97
Australia	ANZ Adelaide Group Pty Ltd		1	21/12/28
Australia	Penplaza Investments Pty. Limited		1	11/04/90
Australia	ANZ Aircraft Finance Pty Ltd		1	7/07/94
Australia	ANZ Alternate Assets Holding Company Pty Ltd (1 share held by ANZ National Bank Limited)		1	15/06/06
Australia	ANZ Business Equity Fund Limited		1	15/06/06
USA, New York	ANZ BGH LLC		30	25/05/04
Australia	ANZ Capel Court Limited		1	22/04/69
Australia	ANZIS Holdings Pty Ltd	60%	1	17/11/00
Australia	ANZ Infrastructure Services Ltd (owned 87.5% by ANZ Capel Court Limited & 12.5% by ANZIS Holdings Pty Ltd)		1	1/12/00
Australia	Capel Court International Investments Pty Ltd		1	9/01/85
Australia	ANZ Capital Funding Pty Ltd		1	11/08/03
Australia	ANZ Capital Hedging Pty Ltd		1	27/09/85
USA, Delaware	ANZ Capital LLC I		30	18/11/03
USA, Delaware	ANZ Capital LLC II		30	18/11/03
USA,Delaware	ANZ Capital LLC III (owned 98 % by ANZ & 2% by ANZ Funds Pty Ltd)		30	19/11/04
Australia	ANZ Commodity Trading Pty Ltd		1	3/05/01
Australia	ANZ Custodians Pty Ltd		1	9/05/97
USA, Delaware	ANZ (Delaware) Inc.		3	17/08/83
Australia	ANZ Executors & Trustee *Company* Limited		1	17/03/83
Australia	ANZ Executors & Trustee Company (Canberra) Limited		1	19/05/60
Australia	ANZ Fiduciary Services Pty Ltd		1	28/05/02
American Samoa	ANZ Finance American Samoa, Inc		21	2/05/04
Australia	ANZ Financial Products Pty Ltd		1	5/07/94
Australia	ANZ Funds Pty. Ltd.		1	13/03/64
Samoa	ANZ Bank (Samoa) Limited		6	1/10/90
England	ANZ Bank (Europe) Limited		13	22/04/87
England	ANZ Jackson Funding plc (1 Share held by ANZ)		13	15/11/04

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
New Zealand	ANZ Holdings (New Zealand) Limited		36	30/03/88
New Zealand	ANZ National Bank Limited		5	23/10/79
New Zealand	ANZ Capital NZ Limited		36	8/12/00
New Zealand	ANZ National (Int'l) Limited		36	8/12/86
New Zealand	ANZ National Staff Superannuation Limited		36	10/05/06
New Zealand	ANZ Investment Services (New Zealand) Limited		36	17/02/88
New Zealand	Arawata Assets Limited		36	4/05/90
New Zealand	Arawata Investments Limited		36	17/07/64
New Zealand	Arawata Finance Limited		36	10/06/81
New Zealand	Arawata Capital Limited		36	01/09/05
New Zealand	APAC Investments Limited	65%	26	17/08/05
New Zealand	Amberley Investments Limited	50%	36	10/03/03
New Zealand	Burnley Investments Limited		36	27/06/02
New Zealand	Cortland Finance Limited		36	24/08/00
New Zealand	Culver Finance Limited		36	26/04/01
New Zealand	Sefton Finance Limited		36	7/02/03
New Zealand	Arawata Holdings Limited		36	2/08/85
New Zealand	Harcourt Corporation Limited		36	27/06/85
New Zealand	Airlie Investments Limited		36	15/05/02
New Zealand	Nerine Finance No 2	65%	2	14/06/02
New Zealand	Corvine Investments Limited		36	10/10/00
New Zealand	Goblin Productions Limited		36	27/06/01
New Zealand	Harcourt Investments Limited		36	24/07/01
United States	Maplestead Corporation		24	27/10/00
New Zealand	Karapiro Investments Limited		36	13/10/97
New Zealand	Urchin Productions Limited		36	27/02/73
New Zealand	Arawata Securities Limited		36	13/08/85
New Zealand	Arawata Trust Company		36	8/11/05
New Zealand	Bage Investments Limited		36	2/11/87
New Zealand	Countrywide Endeavour Building Society		36	22/11/77
New Zealand	Countrywide Funds Management Limited		36	11/12/87
New Zealand	Direct Broking Limited		TBA	TBA
New Zealand	Direct Nominees Limited		TBA	TBA
New Zealand	Endeavour Finance Limited		36	24/09/99
New Zealand	Endeavour Caterpillar New Zealand Finance Company	>1% #	5	9/11/01
New Zealand	Tui Endeavour Limited		36	10/07/92
New Zealand	Endeavour Securities Limited		36	24/09/99
New Zealand	National Bank of New Zealand Custodian Limited		36	24/09/48
New Zealand	Alos Holdings Limited		36	12/06/87
New Zealand	NBNZ Finance Limited		36	15/06/87
New Zealand	Nationwide Home Loans Limited		36	29/11/95
New Zealand	Nationwide Mortgage Brokers Limited		36	20/08/98
New Zealand	NBNZ Holdings Limited		36	7/03/89
New Zealand	Abbey Life Limited		36	27/06/68
New Zealand	BHI Investments Limited		36	13/09/85
British Virgin Is	CBC Finance Limited		33	31/08/98

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
Hong Kong	NBNZ Holdings Hong Kong Limited		35	16/12/88
Australia	NBNZ Holdings (Australia) Pty Limited		34	14/11/94
New Zealand	NBNZ Investment Services Limited		36	21/04/04
New Zealand	NBNZ Life Insurance Limited		36	26/05/89
New Zealand	Private Nominees Limited		36	9/11/04
New Zealand	Philodendron Investments Limited		36	21/06/76
New Zealand	Salient Holdings		36	17/03/99
New Zealand	Salient Holdings No. 2		36	25/06/99
New Zealand	South Pacific Merchant Finance Limited		36	14/07/72
New Zealand	Argitis Holdings Limited		36	20/04/88
New Zealand	Moginie Holdings Limited		36	11/09/80
New Zealand	Repton Group Limited		36	14/04/94
New Zealand	Eventide Holdings Limited		36	14/04/94
New Zealand	Ship Finance Limited		36	21/12/84
New Zealand	Southpac Corporation Limited		36	14/03/72
New Zealand	Control Nominees Limited		36	30/07/83
New Zealand	Southpac Securities Limited		36	27/07/73
New Zealand	Southpac Trusts Limited		36	26/07/82
New Zealand	Trillium Holdings Limited		36	17/03/99
New Zealand	Tui Securities Limited		36	19/12/00
New Zealand	UDC Finance Limited		36	1/04/38
New Zealand	Truck Leasing Limited		36	14/02/90
New Zealand	VPM Investments Limited		36	18/12/92
New Zealand	Eftpos New Zealand Limited		36	8/06/94
New Zealand	Samson Funding Limited		36	4/11/03
India	ANZ Capital Pvt. Limited		27	7/11/01
Hong Kong	ANZ International (Hong Kong) Limited (1 Share-Wilgrist Nominee Limited)		16	10/10/72
Hong Kong	ANZ Asia Limited (1 share -Wilgrist Nominees Limited & Wilvestor Ltd)		16	16/12/80
Vanuatu	ANZ Bank (Vanuatu) Limited		7	3/09/85
Vanuatu	La Serigne Limited	99%	7	13/12/91
Vanuatu	Whitehall Investments Limited (owned 50% by ANZ Bank (Vanuatu) Limited & La Serigne Limited)		7	30/10/01
Singapore	ANZ International Private Limited		14	10/02/87
Singapore	ANZCOVER Pte. Ltd.		15	9/05/87
Singapore	ANZ Singapore Limited		14	26/12/86
Singapore	ANZ IPB Nominees Pte Ltd		14	27/07/00
Singapore	Torridon Pte Ltd		14	5/08/97
India	ANZ Operations and Technology Pvt Limited		8	7/06/88
Cambodia	ANZ Royal Bank Cambodia Ltd	55%	4	25/11/04
Cook Islands	ANZ/V-Trac International Leasing Company	95%	19	16/09/98
Kiribati	Bank of Kiribati Ltd (25% owned by Republic of Kiribati)	75%	23	30/08/84
Australia	Binnstone Traders Pty Limited		1	29/04/69
Australia	Deori Pty Ltd		1	13/04/99
Australia	LFD Limited (owned 74.94 % by ANZ Funds - 25.06% by ANZ)		1	29/10/52
Australia	GNPL Pty Ltd		1	10/12/30
Australia	RFDL Pty Ltd		1	1/04/37

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
England	Minerva Holdings Limited (1 share - Brandts Nominees Limited*)		13	5/04/83
England	ANZEF Limited (1 share - Brandts Nominees Limited*)		13	1/01/34
England	ANZEF Leasing No. 1 Limited		13	17/08/89
England	ANZEF Leasing No. 2 Limited (owned 0.01% by Brandts Nominees Limited & Minerva Holdings Limited*, 0.39% by Citybank International PLC, 0.61% by Schroder Investments Co Ltd)	99%	13	18/01/90
Netherlands	ANZEF Investments (UK) B.V.		22	24/12/98
England	ANZ Distribution *(NB - this is an Unlimited Company)*		13	20/09/05
England	ANZ Emerging Markets Holdings Limited (1 share - Brandts Nominees Limited*)		13	20/10/59
England	ANZ Global Nominees Limited (1 share - Brandts Nominees Limited*)		13	13/12/85
England	ANZ Leasing Limited (1 share - Brandts Nominees Limited*)		13	11/04/83
England	ANZ Leasing (No. 2) Ltd (owned 0.01% by Gareth Campbell*)		13	19/06/73
USA, New York	ANZ Securities Inc.		12	7/04/94
England	ANZIM Limited		13	1/10/99
England	ANZMB Limited (owned 50% by Minerva Holdings Limited & Brandts Nominees Limited*)		13	3/03/52
England	Brandts Nominees Limited (owned 90% by Minerva Holdings Limited & 10% by Gareth Campbell*)	90%	13	22/02/34
England	Minerva Nominees Limited (owned 66.67 % by Minerva Holdings Limited - 33.33% by Brandts Nominees Limited*)		13	20/05/38
England	Minerva Nominees (No.2) Limited (owned 99% by Minerva Holdings Limited - 1% by Brandts Nominees Limited*)		13	18/07/67
Cayman Islands	Nichelle Limited		9	26/03/04
New Zealand	Norway Funds Limited		36	24/11/03
Australia	Town & Country Land Holdings Pty Ltd		1	30/09/91
Australia	Votraint No. 1103 Pty Limited		1	8/05/98
Australia	ANZ General Partner Pty Ltd		1	21/09/01
Australia	ANZ Holdings Pty Ltd		1	14/07/77
Australia	ANZ Infrastructure Investments Limited		17	5/12/95
Australia	ANZ Investment Holdings Pty Ltd		1	20/06/85
Australia	530 Collins Street Property Trust		1	
Australia	ANZ Investments Pty Ltd		1	14/07/77
Jersey	ANZ Jersey Limited (owned 50% by each of ANZ & Brandts Nominees Limited*)		10	4/03/98
Australia	ANZ Leasing Pty. Ltd.		1	11/04/83
Australia	ANZ Leasing (ACT) Pty. Ltd.		1	28/01/66
Australia	ANZ Leasing (NSW) Pty. Ltd.		1	27/11/81
Australia	ANZ Leasing (NT) Pty. Ltd.		1	6/02/85
Australia	ANZ Leasing (Vic) Pty. Ltd.		1	17/12/84
Australia	ANZ Lenders Mortgage Insurance Pty. Limited		1	3/02/59
USA, New York	ANZ Limited Partnership (owned 98.9% by ANZ & 1.09% by ANZ Realty Holdings (USA) Inc)		12	21/03/91
Australia	ANZ Margin Services Pty Limited		1	17/12/81

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
USA, New York	ANZ MPH LLC		12	15/12/03
Australia	ANZ Nominees Limited		1	14/07/77
Australia	ANZ Orchard Investments Pty Ltd		1	27/09/01
Brazil	ANZ Participacoes E Servicos Ltda		11	18/09/81
England	ANZ Pensions (UK) Limited (1 share - Brandts Nominees Limited*)		13	25/07/77
Australia	ANZ Private Equity Management Limited		1	15/06/06
Australia	ANZ Properties (Australia) Pty Ltd		1	14/03/68
Australia	Weelya Pty. Ltd.		1	20/05/85
USA, New York	ANZ Realty Holdings (USA) Inc		12	23/07/91
Australia	ANZ Rewards Pty Ltd		1	21/05/98
Australia	ANZ Rewards No. 2 Pty Ltd		1	21/05/98
Australia	ANZ Rural Products Pty Ltd		1	8/06/01
Australia	ANZ Securities (Holdings) Limited		1	6/05/70
Australia	ANZ Futures Pty Ltd		1	15/08/84
Australia	ANZIB Specialist Asset Management Limited		1	21/11/01
Australia	Cleveland Bay Water Pty Limited		1	22/08/05
New Zealand	ANZ Securities (New Zealand) Limited		36	19/03/87
New Zealand	ANZMAC Securities (New Zealand) Nominees		36	19/09/90
USA, New York	ANZ Securities (USA) Inc		12	16/09/87
Australia	ANZ Securities Limited		1	20/06/73
Australia	ANZ Securities (Entrepot) Pty Ltd		1	8/01/87
Australia	ANZ Securities (Nominee) Pty Ltd		1	9/01/80
Australia	ANZ Underwriting Limited		1	28/06/71
Australia	ANZ Staff Superannuation (Australia) Pty. Limited		1	18/12/86
Australia	ANZ Technical Services Pty Ltd		1	19/12/97
Australia	ANZ Tradecentrix Pty Limited		1	7/02/01
Australia	Tradecentrix Pty Limited		1	18/01/01
PNG	Australia and New Zealand Banking Group (PNG) Limited		18	28/05/76
PNG	ANZ Investments (PNG) Limited		18	27/12/01
PNG	8 & 9 Chester Street Ltd		18	5/04/88
Australia	Azuria Australia Pty Ltd		1	17/09/03
Australia	Bellinz Pty Ltd		1	29/04/97
Cayman Islands	Coastal Horsham Pipeline 1 Ltd		28	24/07/96
USA, Delaware	Coastal Gas Pipelines Victoria LLC		24	20/06/97
Australia	Crebb No 6 Pty Ltd (owned 50% by ANZBGL & ANZ National Bank Limited)		1	15/06/01
Australia	E S & A Holdings Pty Ltd		1	14/07/77
Australia	E S & A Properties (Australia) Pty Ltd		1	28/08/61
Australia	Esanda Finance Corporation Limited		1	21/10/55
Australia	ANZ Rental Solutions Pty Ltd		1	29/06/59
Australia	ANZ Specialised Asset Finance Pty Ltd		1	15/09/83
Australia	Asset Rentals Pty Ltd		1	29/04/03

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
Australia	Eauto Pty Ltd		1	25/11/86
Australia	Fleet Partners Pty Limited		1	16/02/87
Australia	Loan Service Centre Pty Limited		1	18/06/90
Australia	Mercantile Credits Pty Ltd		1	11/07/35
Australia	ANZCAP Leasing Services Pty Ltd		1	5/07/74
Australia	ANZCAP Leasing (Vic.) Pty. Ltd.		1	15/09/83
Australia	FCA Finance Pty. Limited		1	29/04/58
Australia	Analed Pty. Ltd.		1	26/06/73
Australia	G-BNWF Aircraft Pty Ltd		1	18/05/00
Australia	G-BNWG Aircraft Pty Ltd		1	18/05/00
Australia	G-BNWK Aircraft Pty Ltd		1	18/05/00
Australia	G-BNWP Aircraft Pty Ltd		1	18/05/00
Australia	JIKK Pty Ltd		1	8/05/98
Australia	NMRB Finance Limited *(In Liquidation)*	N/A	N/A	23/08/74
Australia	NMRB Pty Ltd		1	14/02/86
Australia	NMRSB Pty Ltd		1	21/04/90
Indonesia	PT ANZ Panin Bank	85%	20	5/09/90
Fiji	Quest Limited (owned 50% by ANZ & ANZ Funds Pty Ltd)		29	9/01/01
USA	Specialist Equity (US), Inc		24	TBA
England	The Bank of Australasia *(In Liquidation)*	N/A	N/A	24/05/51
England	The London Bank of Australia *(In Liquidation)*	N/A	N/A	1893
England	The Union Bank of Australia Limited *(In Liquidation)*	N/A	N/A	1880
England	Upspring Limited		13	29/10/03
Australia	Zosterops Australia Pty Ltd		1	17/09/03

*** Held as bare nominee – no beneficial ownership**
 # Deemed controlled by Endeavour Finance Limited due control of voting

Annexure "A"

Registered Offices

1 Level 6, 100 Queen Street, Melbourne, Australia 3000

2 C/- Minter Ellison Rudd Watts, Level 17, 125 The Terrace, Wellington, New Zealand

3 C/O United States Corporation Company, 1013 Centre Road, Wilmington Delaware USA 19805

4 20 Kramuon Sar & Corner 67 Street, Phnom Penh, Cambodia

5 Ernst & Young, Level 14, 41 Shortland Street, Auckland, New Zealand

6 Beach Road, Apia, Samoa

7 C/O Hawkes Law, KPMG House, Rue Pasteur, Port Villa, Vanuatu

8 Embassy Golf Links BusinessPark, Off Intermediate Ring Road, Bangalore, India 560052

9 Ugland House, P O Box 309, South Church Street, Grand Cayman, Cayman Islands

10 Castle Street, St. Helier JE4 8ZH, Jersey, Channel Islands

11 Av - Rio Branco (Head Office) 01 Grupo 810 Rio de Janeiro RJ Brazil

12 6th Floor, 1177 Avenue of the Americas, New York, New York, USA 10036

13 Minerva House, Montague Close, London, SE1 9DH England

14 Raffles Place, #09-01 Ocean Towers, Singapore 048620

15 1 Raffles Place, 32-00 OUB Centre, Singapore, 048616

16 Suite 3101-3105, One Exchange Square, 8 Connaught Place, Central Hong Kong

17 Blake Dawson Waldron, Level 11, 12 Moore Street, Canberra ACT 2601

18 1st Floor, Defens Haus, Cnr Champion Parade & Hunter Street, Port Moresby, Papua New Guinea

19 C/ Trust Net (Cook Islands) Limited, CIDB Building, Avarua Raratonga, Cook Islands

20 Ground & 1st Floor, Panin Bank Centre, Jl Jend Sudirman (Senayan) Jakarta, Indonesia, 10270

21 Amerika Samoa Bank Building, Fagatogo, Maoputasi County, American Samoa

22 Groeselaan 18, 3521 CB Utrecht, Netherlands

23 Bairiki, Tarawa, Republic of Kiribati

24 1209 Orange Street, City of Wilmington, County of New Castle, Delaware, USA

25 Trafalgar Court, Admiral Park, St Peter Port, Guernsey, Channel Islands

26 C/- Bell Gully, Level 22, Vero Centre, 48 Shortland St, Auckland, New Zealand

27 701-705 Dalamal House, Nariman Point, Mumbai, India 400 02

28 C/- Walkers, P O Box 265GT, Walker House, George Town, Grand Cayman

29 C/- KMPG, Level 5, ANZ House, Victoria Parade, Suva, FIJI

30 C/-Corporation Service Company, 2711 Centreville Road, Suite 400, Wilmington, Delaware, USA, 19711

31 Level 12, National Bank House, 170 - 186 Featherston Street, Wellington, New Zealand

32 C/- Chapman Tripp, 1-3 Grey Street, Wellington, New Zealand

33 Sea Meadow House, Blackburne Highway PO Box 116, Road Town, Tortola, British Virgin Islands

34 Baker & McKenzie, Level 27, AMP Centre, 50 Bridge Street, Sydney, NSW, 2000, Australia

35 Suite 3901 - 3904, 39/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong

36 Level 14, ANZ Tower, 215-229 Lambton Quay, Wellington, New Zealand

Australian Securities &
Investments Commission


OFFICE USE ONLY: 1F

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

All mandatory fields will be identified with an *.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name *
ARISTOCRAT LEISURE LIMITED

ACN/ABN *
002 818 368

Corporate key *
44640741

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
MANI PHOMPIDA

ASIC registered agent number (if applicable)

Telephone number
02 9413 6738

Postal address
PO BOX 808
LANE COVE NSW 1595

Total number of pages including this cover sheet
4

Please provide an estimate of the time taken to complete this form.
hrs 15 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name *
JOHN CARR-GREGG

Capacity *
☐ Director
☑ Company secretary

Signature

Date signed
12/7/06 (dd/mm/yyyy)

This form must be **SIGNED** and **DATED** by a current officeholder after it is **PRINTED**

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email Click here to send ASIC an email.
Web www.asic.gov.au

Change Notification Page

Please notify the changes you wish to make by selecting at least one of the tick boxes available below. Your tickbox selections will generate the appropriate section(s) which will appear after this page.

- A1 ☐ Change of address
- A2 ☐ Change a name for officeholder or members
- A3 ☐ Change of ultimate holding company details
- B1 ☐ Cease an officeholder
- B2 ☐ Appoint an officeholder
- B3 ☐ Change to special purpose company status

Click on the button below if you need assistance in making your selection

Form 484 Guide

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC of changes to the shares and/or members register, select the appropriate tickbox below.
Please wait until the table displays showing the appropriate sections that you should complete.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
C ☑ **Issue of shares** ☐ Proprietary company ☑ Public company ☐ if in response to the Annual company statement ☑ if not in response to the Annual company statement				
C ☐ **Cancellation of shares** ☐ Proprietary company ☑ Public company ☐ if in response to the Annual company statement ☑ if not in response to the Annual company statement				

C ☐ **Transfer of shares**

C ☐ **Changes to amounts paid**

C ☐ **Changes to beneficial ownership**

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

- [ ] Redeemable preference shares – **S.254J**
- [ ] Capital reduction – **S.256A – S.256E**
- [x] Share buy-back – **ss.257H(3)**
  - [ ] Minimum holding buy-back by listed company
  - [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place
- [ ] Forfeited shares – **S.258D**
- [ ] Shares returned to a public company – **ss.258E(2) & (3)**
- [ ] Other

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	100000	$1,288,075.00

Earliest date of change
Please indicate the earliest date that any of the above changes occurred *

06/07/2006 (dd/mm/yyyy)

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	90455	NIL	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred *

30/06/2006 (dd/mm/yyyy)

If shares were issued for other than cash, were some or all shares issued under a written contract?

☐ **Yes**

If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☑ **No**

If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☑ No

Form 604

To: Aristocrat Leisure Limited

ACN/ARSN: 002 818 368

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and its subsidiaries

There was a change in the interests of the substantial holder on 21/07/2006

The previous notice was given to the company on 19/05/2006

The previous notice was dated 16/05/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	38,248,468	8.15%	43,200,560	9.21%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	1,846,379	0.39% see note 1 at the end of this form	3,779,542	0.81% see note 1 at the end of this form

For the securities (if any) listed below see NOTE 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	0	0.00% see note 2 at the end of this form	0	0.00% see note 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Grand TOTAL Fully paid ordinary shares	40,094,847	8.55%	46,980,102	10.01%

For any enquiries regarding this notice, please contact John Paull on 02 9303 6021 or Sally Irawan on 02 9303 6927.

3. Changes in relevant interest

Particulars of each change in, or change in the nature of, a relevant interest of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice.					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of shares	Person's votes
Avanteos Investments Ltd	Avanteos Investments Limited P O Box 1012 Camberwell VIC 3124	Avanteos Investments Ltd	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	3,350 Fully paid ordinary shares	3,350
Avanteos Investments Ltd ATF Symetry Personal Retirement FD	Avanteos Investments Limited PO Box 1012 Camberwell VIC 3124	Avanteos Investments Ltd ATF Symetry Personal Retirement FD	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	2,155 Fully paid ordinary shares	2,155
AMP Capital Investors as RE for EFM Australian Share Fund 2	Cogent Nominees Pty Limited PO Box R209 Royal Exchange NSW 1225	AMP Capital Investors as RE for EFM Australian Share Fund 2	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,779,348 Fully paid ordinary shares	1,779,348
ASBGI Australian Equities Fund	Citicorp Nominees Pty Limited PO Box 3429 Auckland 1 New Zealand	ASBGI Australian Equities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	41,309 Fully paid ordinary shares	41,309
ASBGI Australasian Equities Fund	Citicorp Nominees Pty Limited PO Box 3429 Auckland 1 New Zealand	ASBGI Australasian Equities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	202,800 Fully paid ordinary shares	202,800

Commonwealth Balanced B3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Balanced B3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	39,746 Fully paid ordinary shares	39,746
CFSIL as RE Colonial First State Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	515,225 Fully paid ordinary shares	515,225
CFSIL as RE Colonial First State Imputation Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Imputation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	7,760,785 Fully paid ordinary shares	7,760,785
CommSec Trading Limited	Share Direct Nominees Pty Limited Locked Bag 22, Australia Square NSW 1215	CommSec Trading Limited	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	9 Fully paid ordinary shares	9
Commonwealth Growth G3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Growth G3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	963,500 Fully paid ordinary shares	963,500
CIML as RE Commonwealth Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	70,362 Fully paid ordinary shares	70,362

CIML as RE Commonwealth Share Income Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Share Income Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	245,178 Fully paid ordinary shares	245,178
CIML as RE Commonwealth Growth Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Growth Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	241,984 Fully paid ordinary shares	241,984
CIML as RE Commonwealth Income Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Income Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	37,413 Fully paid ordinary shares	37,413
CFSIL ATF CMLA Non MI Aust Indust Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CMLA Non MI Aust Indust Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	173,759 Fully paid ordinary shares	173,759
CFSIL ATF CMLA MI Aus Indust Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CMLA MI Aus Indust Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	432,477 Fully paid ordinary shares	432,477
CFSIL ATF CFCL Non Market Linked Australian Industrial Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CFCL Non Market Linked Australian Industrial Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	94,696 Fully paid ordinary shares	94,696

Commonwealth Managed M1C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M1C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	14,272 Fully paid ordinary shares	14,272
Commonwealth Managed M3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	261,307 Fully paid ordinary shares	261,307
CFSIL A/C Motor Accident Commission	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL A/C Motor Accident Commission	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	106,249 Fully paid ordinary shares	106,249
MAC CTP Style Neutral	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	MAC CTP Style Neutral	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	150,383 Fully paid ordinary shares	150,383
Nomura Australian Equity Fund	National Nominees Limited GPO Box 1406M, Melbourne 3001, Australia	Nomura Australian Equity Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	32,700 Fully paid ordinary shares	32,700
CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	530,561 Fully paid ordinary shares	530,561

Storm Financial Australian Industrials Index Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Storm Financial Australian Industrials Index Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	138,928 Fully paid ordinary shares	138,928
COLONIAL CORE EQUITIES	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	COLONIAL CORE EQUITIES	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	810,630 Fully paid ordinary shares	810,630
MERRILL LYNCH AUSTRALIAN EQ	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	MERRILL LYNCH AUSTRALIAN EQ	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	311,949 Fully paid ordinary shares	311,949
BARCLAYS GLOBAL INVESTORS	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	BARCLAYS GLOBAL INVESTORS	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	306,434 Fully paid ordinary shares	306,434
Commonwealth Diversified Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Diversified Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	33,640 Fully paid ordinary shares	33,640
Wholesale Australian Share Fund - Core	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Australian Share Fund - Core	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,129,944 Fully paid ordinary shares	1,129,944

Wholesale Indexed Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Indexed Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	367,937 Fully paid ordinary shares	367,937
Wholesale Low Tracking Error Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Low Tracking Error Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	360,808 Fully paid ordinary shares	360,808
CFSIL AS RE Colonial First State Wholesale Australian Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL AS RE Colonial First State Wholesale Australian Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	5,541,688 Fully paid ordinary shares	5,541,688
CFSIL as RE Colonial First State Wholesale Geared Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Geared Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	3,497,244 Fully paid ordinary shares	3,497,244
CFSIL as RE Colonial First State Wholesale Imputation Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Imputation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	11,469,058 Fully paid ordinary shares	11,469,058
CFS W/Sale Core Industrial Fund	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFS W/Sale Core Industrial Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	484,379 Fully paid ordinary shares	484,379

CFSIL as RE Colonial First State Wholesale Industrial Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Industrial Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	4,348,299 Fully paid ordinary shares	4,348,299
CFSIL as RE Colonial First State Wholesale Leaders Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Leaders Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	700,054 Fully paid ordinary shares	700,054
CFSIL as RE Commonwealth Australian Boutique Share Fund 1	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Boutique Share Fund 1	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	131,007 Fully paid ordinary shares *** See note 1 on the last page of this form.	131,007
CFSIL as RE Commonwealth Australian Shares Fund 3	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 3	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	115,900 Fully paid ordinary shares *** See note 1 on the last page of this form.	115,900
CFSIL as RE Commonwealth Australian Shares Fund 4	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 4	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	465,864 Fully paid ordinary shares *** See note 1 on the last page of this form.	465,864
CFSIL as RE Commonwealth Australian Shares Fund 5	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 5	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	933,083 Fully paid ordinary shares *** See note 1 on the last page of this form.	933,083

CFSIL as RE Commonwealth Australian Shares Fund 6	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 6	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	253,899 Fully paid ordinary shares "*" See note 1 on the last page of this form.	253,899
CFSIL as RE Commonwealth Australian Shares Fund 10	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 10	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	88,201 Fully paid ordinary shares "*" See note 1 on the last page of this form.	88,201
CFSIL as RE Commonwealth Australian Share Fund 15	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 15	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	27,062 Fully paid ordinary shares "*" See note 1 on the last page of this form.	27,062
CFSIL as RE Commonwealth Share Fund 17	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Share Fund 17	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	176,576 Fully paid ordinary shares "*" See note 1 on the last page of this form.	176,576
CFSIL as RE commonwealth Australian Share Fund 18	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE commonwealth Australian Share Fund 18	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,248,957 Fully paid ordinary shares "*" See note 1 on the last page of this form.	1,248,957
FC W/E AUST SHARE 22-CREDIT SUISSE	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	FC W/E AUST SHARE 22-CREDIT SUISSE	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,631 Fully paid ordinary shares "*" See note 1 on the last page of this form.	1,631

FC W/E AUST SHARE 23-ACADIAN	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	FC W/E AUST SHARE 23-ACADIAN	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	143,609 Fully paid ordinary shares "*" See note 1 on the last page of this form.	143,609
FC W/E DIV 9 TAX EFFECT INC-IN	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	FC W/E DIV 9 TAX EFFECT INC-IN	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	13,760 Fully paid ordinary shares "*" See note 1 on the last page of this form.	13,760
ACADIAN AUS EQUITY LONG SHORT	Citigroup Prime Brokerage Citigroup Centre Canada Square, Canary Wharf London E14 5LB	ACADIAN AUS EQUITY LONG SHORT	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	179,993 Fully paid ordinary shares "*" See note 1 on the last page of this form.	179,993

5. Changes in association

The persons who have become associates(2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name	Nature of Association
CBA and Commonwealth Bank Group	The Commonwealth Bank Group (other than Commonwealth Bank of Australia) are body corporates controlled by Commonwealth Bank of Australia and are therefore associates of Commonwealth Bank of Australia and of each other for the purposes of the Corporations Act.

6. Address

The addresses of persons named in this form are as follows:

Name	Address
CBA and Commonwealth Bank Group	C/- Level 2, 48 Martin Place Sydney NSW 1155

7. Signature

NOTE 1--(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.

NOTE 2--(This note is relevant to section 2 3 4 and 5)

452 Capital Pty Ltd ("452 Capital") is the investment manager in relation to the securities. Exercise of voting and disposal powers by 452 Capital is subject to any client direction. CMLA has a relevant interest in more than 20% of the shares in 452 Capital by virtue of the Exclusivity Agreement attached as Annexure A and therefore, by virtue of s608(3)(a) has a deemed relevant interest in the securities.

....

John Damien Hatton – Company Secretary

Dated the 27 day of July 2006.

Annexure A

This is the annexure mark A of 2 pages referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 21/07/2006

____

John Damien Hatton – Company Secretary

SCHEDULE

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CAPITAL 121 PTY LIMITED (ACN 3148187)
CB-CLA Limited (ACN 3069458)
CB-CLARI Pty Limited (ACN 1826884)
CB-CLAS Limited (ACN 3177222)
CB-CLFIA Limited (ACN 3123233)
CB-CLHA Limited (ACN 3742747)
CB-CLMM Limited (ACN 6507731)
CB-CLPF Limited (ACN 1657503)
CB-CLPSG Limited (ACN 2585695)
CB-CLRA Pty Limited (ACN 1826893)
CB-CLSA Limited (ACN 3774865)
CBA CORPORATE SERVICES (NSW) PTY LIMITED (72765434)
CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA Indemnity Co. Pty Limited (ACN 72183290)
CBA International Finance Pty Limited (ACN 63487589)
CBA Investments (No 2) Pty Limited (ACN 73093286)
CBA Investments Limited (ACN 835423)
CBA Leasing (No 2) Pty Limited (ACN 64489238)
CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBA Specialised Financing Limited (ACN 8544554)
CBFC Leasing Pty Limited (ACN 8520965)
CBFC Limited (ACN 8519462)
CBFC Properties Pty Limited (ACN 770454)
CC Group Holdings Pty Ltd (ACN 5934083)
CFS Managed Property Limited (ACN 6464428)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)
Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)
CISL (Hazelwood) Pty Limited (ACN 74747185)
CM Somerton Pty Ltd (ACN 5367671)
CMG Asia Limited (ACN)
CMG Asia Pty Ltd (ACN 75668932)
CMG Asia Trustee Company Limited (ACN)
CMG CH China Funds Management Limited (ACN 61146183)
CMG CH China Investments Limited (ACN 61513675)
Collateral Leasing Pty Limited (ACN 2681218)
Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Agricultural Company Limited (ACN 3963862)
Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Asset Management Limited (ACN 64031769)
Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial e.Com Ltd (ACN 3345766)
Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance (Australia) Ltd (ACN 89843041)
Colonial Finance Limited (ACN 67105435)
Colonial Financial Corporation Limited (ACN 29818)
Colonial Financial Management Limited (ACN 7299498)
Colonial First State Fund Services Ltd (ACN 3257001)
Colonial First State Group Limited (ACN 4405556)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)
Colonial First State Private Capital Limited (ACN 2785739)
Colonial First State Private Equity Limited (ACN 2642819)
Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)
Colonial First State Property Investment Limited (ACN 3466117)
Colonial First State Property Limited (ACN 85313926)
Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Holding Company Pty Ltd (ACN 74706782)
Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial International Factors Pty Limited (ACN 83082973)
Colonial Investment Services Ltd (ACN 2451970)
Colonial Investments Holding Pty Ltd (ACN 75668987)
Colonial LGA Holdings Limited (ACN 1634439)
Colonial Limited (ACN 74042112)
Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Funds Limited (ACN 6734514)
Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)
Colonial Net Limited (ACN 2902712)
Colonial PCA Holdings Pty Ltd (ACN 50535647)
Colonial PCA Properties Ltd (ACN 3354247)
Colonial PCA Services Ltd (ACN 3900187)
Colonial Portfolio Services Limited (ACN 66649241)
Colonial Protection Insurance Pty Limited (ACN 83055967)
Colonial Services Pty Limited (ACN 75733023)
Colonial South Australia Limited (ACN 69065130)
Colonial State Residual (No 1) Pty Ltd (ACN 3909402)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)
Colonial Statutory Funds Management Limited (ACN 2807221)
Colonial Tasman Pty Ltd (ACN 83840644)
Colonial Trade Services (Hong Kong) Limited (ACN)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)
Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Capital Limited (ACN 78898370)
Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
Commonwealth Development Bank of Australia Limited (ACN 74707458)
COMMONWEALTH FINANCIAL PLANNING LIMITED (ACN 3900169)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)
Commonwealth Funds Management Limited (CFM) (ACN 52289442)

Commonwealth Group Pty Limited (ACN 87485078)
Commonwealth Insurance Holdings Limited (ACN 88327959)
Commonwealth Insurance Limited (ACN 67524216)
Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Investments Pty Limited (ACN 65166305)
Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)
Commonwealth Property Pty Limited (ACN 94052436)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)
COMMSERVE FINANCIAL LTD
COMMWEALTH INTERNATIONAL HOLDINGS PTY LIMITED (ACN 74025371)
Comsec Trading Limited (ACN 3485952)
CST Securitisation Management Limited (ACN 80151337)
Darontin Pty Ltd (ACN 7029209)
Emerald Holding Company Limited (ACN 66147528)
Fazen Pty Ltd (ACN 3066760)
Financial Wisdom Limited (ACN 6646108)
First State (Hong Kong) LLC (F8489)
First State Investment International Limited (Regd Scot 79063)
First State Investment Management (UK) Limited (Regd Scotland 47708)
FIRST STATE INVESTMENT MANAGERS (ASIA) LIMITED (ACN 54571701)
First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Hong Kong) Limited (206616)
First State Investments (Singapore) (196900420D)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)
First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
First State Nominees (Hong Kong) Ltd (206615)
FIVE D PROPERTY MANAGEMENT (NSW) PTY LTD (ACN 7301582)
FIVE D PROPERTY MANAGEMENT (QLD) PTY LTD (ACN 7301573)
FIVE D PROPERTY MANAGEMENT (SA) PTY LTD (ACN 7322438)
FIVE D PROPERTY MANAGEMENT (VIC) PTY LTD (ACN 7301591)
FIVE D PROPERTY MANAGEMENT (WA) PTY LTD (ACN 83531579)
Fleet Care Services Pty Ltd (ACN 74503530)
Fouron Pty Ltd (ACN 3066840)
Gandel Chambers Pty Ltd (ACN 104 741 102)
GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-2) Pty Limited (ACN 90495980)
GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (BY-4) Pty Limited (ACN 90495962)
GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-2) Pty Limited (ACN 90496030)
GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (SW-4) Pty Limited (ACN 90496012)
GATX Rail (Victoria) Pty Limited (ACN 90065964)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)
Goldman Sachs (Asia) L.L.C (ABN 35 717 040 327)
Hazelwood Investment Company Pty Limited (ACN 75041360)
HFV6 PTY LIMITED (ACN 76980740)
HIC Finance Pty Limited (ACN 75495528)
Homepath Pty Limited (ACN 81986530)
Infravest (No 1) Limited (ACN 60472522)
Infravest (No 2) Limited (ACN 71656865)
Investment Co Pty Ltd (ACN 83405627)
Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Jacques Martin Pty Ltd (ACN 6100830)
Keystone Financial Services Ltd (ACN 65021418)
Lazarose Pty Ltd (ACN 3816448)
Leaseway Transportation Pty Limited (ACN 78463457)
LG Inc. (ACN)
MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
Nimitz Nominees Pty Ltd (ACN 3505959)
P. and B. Properties Pty Ltd (ACN 9499512)
Perpetual Stock Pty Limited (ACN 65094886)
PFM Holdings Pty Ltd (ACN 3290597)
Preferred Capital Limited (ACN 101 938 176)
Retail Investor Pty Limited (ACN 60625194)
RVG Administration Company Pty Limited (ACN 70835344)
S.B.T. Properties Pty Ltd (ACN 9517328)
SBN Nominees Pty Ltd (ACN 3501773)
SBSSW (Delaware) Inc (ACN)
SBV Nominees Limited (ACN 6291854)
Securitisation Advisory Services Pty Limited (ACN 64133946)
Securitisation Custodian Pty Limited (ACN 76980704)
Senbary Pty Limited (ACN 83183242)
Share Investments Pty Limited (ACN 54210276)
SIF Railway No 1 Pty Limited (ACN 96458730)
SIF Railway No 2 Pty Limited (ACN 96458758)
SME Custodians Pty Ltd (ACN 81924110)
SME Equities Limited (ACN 78207780)
SME Growth Limited (ACN 79678194)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)
Sparad (No 24) Pty Limited (ACN 57975087)
Sparad (No 26) Pty Limited (ACN 54797965)
State Nominees Limited (ACN 677350)
Super Partners Pty Limited (ACN 81837961)
Tactical Global Management Limited (ACN 77796411)
The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)
Vanoti Pty Ltd (ACN 3519284)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)
Wezen Pty Ltd (ACN 3501817)

End of Annexure A

This is the Annexure marked "B" of 7 pages referred to in the Notice of Substantial Shareholding dated 21 July 2006.

Colonial First State Inv Managers
Transaction listing for the period 17/05/2006 to 21/07/2006 (as per F10 function) Page 1
For Security ALL.AU Aristocrat Leisure Limited

Fund	Pfolio	Trans.	Ccy	Date	Units		Cost/Proceeds	
CC	IGRF	OS-SAL	AUD	01/06/2006	-1338		-18042.4	
CC	IGRF	OS-SAL	AUD	04/07/2006	-5150		-66706	
CC	IGRF	OS-PUR	AUD	18/07/2006	8395		102834.6	
CC	IGRF	OS-PUR	AUD	18/07/2006	1995		24374.11	
CC	IGRF	OS-PUR	AUD	20/07/2006	8128		98390.58	
CC	IGRF	OS-PUR	AUD	20/07/2006	575		6913	
						12,605		147,764
TOTAL						12,605		147,764
CF	LAEQ	OS-SAL	AUD	27/06/2006	-12800		-163037	
						-12800		-163037.44
CF	LAISSN	OS-SAL	AUD	15/06/2006	-23150		-290982	
						-23150		-290981.69
CF	LGEIT	OS-SAL	AUD	27/06/2006	-10200		-129920	
						-10200		-129920.46
CF	PET1SN	OS-SAL	AUD	15/06/2006	-10280		-129213	
						- 10,280		- 129,213
TOTAL						- 56,430		- 713,153
CL	G3C	OS-SAL	AUD	20/06/2006	-3548		-44674.1	
CL	G3C	OS-SAL	AUD	04/07/2006	-15467		-200338	
CL	G3C	OS-PUR	AUD	18/07/2006	44251		542053	
CL	G3C	OS-PUR	AUD	18/07/2006	10516		128480.3	
CL	G3C	OS-PUR	AUD	20/07/2006	24656		298464.3	
CL	G3C	OS-PUR	AUD	20/07/2006	1745		20979.44	
						62153		744964.73
CL	M3C	OS-SAL	AUD	20/07/2006	-6300		-75742.4	
						- 6,300		- 75,742
TOTAL						55,853		669,222
CM	EABS01	OS-PUR	AUD	19/05/2006	2257		30625	
CM	EABS01	OS-PUR	AUD	30/05/2006	1684		22988.21	
CM	EABS01	OS-PUR	AUD	02/06/2006	558		7435.78	
CM	EABS01	OS-PUR	AUD	08/06/2006	3046		40195.8	
CM	EABS01	OS-PUR	AUD	16/06/2006	2617		33555.66	
CM	EABS01	OS-PUR	AUD	19/07/2006	550		6695.92	
						10712		141496.37
CM	EASS03	OS-SAL	AUD	30/05/2006	-11550		-156677	
CM	EASS03	OS-SAL	AUD	30/05/2006	-33450		-453894	
CM	EASS03	OS-PUR	AUD	15/06/2006	6600		82896	
CM	EASS03	OS-PUR	AUD	13/07/2006	4300		53116.82	
CM	EASS03	OS-PUR	AUD	21/07/2006	2300		27075.73	
						-31800		-447483.33
CM	EASS04	OS-PUR	AUD	18/05/2006	843		11251.78	
CM	EASS04	OS-PUR	AUD	18/05/2006	1769		23654.81	
CM	EASS04	OS-PUR	AUD	02/06/2006	45723		606059.2	
CM	EASS04	OS-PUR	AUD	05/06/2006	857		11361.36	
CM	EASS04	OS-PUR	AUD	05/06/2006	35140		467210.3	
CM	EASS04	OS-PUR	AUD	06/06/2006	464		6154.45	
CM	EASS04	OS-PUR	AUD	07/06/2006	61071		813137.9	
CM	EASS04	OS-PUR	AUD	08/06/2006	8589		113607.2	
CM	EASS04	OS-PUR	AUD	08/06/2006	114800		1522079	
CM	EASS04	OS-PUR	AUD	13/06/2006	2178		27935.55	
CM	EASS04	OS-PUR	AUD	13/06/2006	21296		274600.4	
CM	EASS04	OS-PUR	AUD	14/06/2006	9160		116806.4	
CM	EASS04	OS-PUR	AUD	15/06/2006	1643		20683.81	
CM	EASS04	OS-PUR	AUD	19/06/2006	17942		228224.3	
CM	EASS04	OS-PUR	AUD	28/06/2006	18857		233644.8	
CM	EASS04	OS-PUR	AUD	13/07/2006	25382		312942.9	
CM	EASS04	OS-PUR	AUD	17/07/2006	37667		451651.1	
CM	EASS04	OS-PUR	AUD	20/07/2006	44192		529619.8	

CM	EASS04	OS-PUR	AUD	21/07/2006	18291		214810	
						465864		5985434.52
CM	EASS05	OS-SAL	AUD	28/06/2006	-3296		-40787.6	
CM	EASS05	OS-SAL	AUD	04/07/2006	-19304		-250438	
						-22600		-291225.16
CM	EASS06	OS-PUR	AUD	05/06/2006	3000		39962.81	
CM	EASS06	OS-PUR	AUD	16/06/2006	7000		89854.46	
CM	EASS06	OS-PUR	AUD	28/06/2006	9800		121941.4	
CM	EASS06	OS-PUR	AUD	05/07/2006	8200		106094.1	
CM	EASS06	OS-PUR	AUD	10/07/2006	14000		173980.8	
CM	EASS06	OS-PUR	AUD	12/07/2006	9100		113248.4	
CM	EASS06	OS-PUR	AUD	20/07/2006	5000		60307.88	
CM	EASS06	OS-PUR	AUD	21/07/2006	2200		25830.45	
						58300		731220.17
CM	EASS10	OS-PUR	AUD	05/06/2006	6907		92128.96	
CM	EASS10	OS-SAL	AUD	19/07/2006	-704		-8531.69	
CM	EASS10	OS-SAL	AUD	20/07/2006	-29227		-349508	
CM	EASS10	OS-SAL	AUD	20/07/2006	-19640		-235954	
CM	EASS10	OS-SAL	AUD	21/07/2006	-8899		-104217	
CM	EASS10	OS-SAL	AUD	21/07/2006	-15707		-184410	
						-67270		-790491.34
CM	EASS15	OS-SAL	AUD	19/05/2006	-6463		-87293.5	
CM	EASS15	OS-SAL	AUD	23/05/2006	-2792		-37791.1	
CM	EASS15	OS-SAL	AUD	24/05/2006	-3734		-50678.3	
CM	EASS15	OS-SAL	AUD	26/05/2006	-3562		-48308.7	
CM	EASS15	OS-SAL	AUD	30/05/2006	-151		-2055.67	
CM	EASS15	OS-SAL	AUD	06/06/2006	-300		-4077.63	
CM	EASS15	OS-SAL	AUD	06/06/2006	-352		-4825.92	
CM	EASS15	OS-SAL	AUD	09/06/2006	-745		-9726.93	
CM	EASS15	OS-SAL	AUD	13/06/2006	-46		-589.97	
CM	EASS15	OS-SAL	AUD	19/06/2006	-764		-9669.8	
						-18909		-255017.53
CM	EASS17	OS-PUR	AUD	17/05/2006	7160		97840.88	
CM	EASS17	OS-PUR	AUD	18/05/2006	2632		35508.26	
CM	EASS17	OS-PUR	AUD	18/05/2006	1005		13593.1	
CM	EASS17	OS-PUR	AUD	18/05/2006	1445		19557.49	
CM	EASS17	OS-PUR	AUD	19/05/2006	1638		22159.32	
CM	EASS17	OS-PUR	AUD	19/05/2006	220		2979.81	
CM	EASS17	OS-PUR	AUD	19/05/2006	4330		58735.89	
CM	EASS17	OS-PUR	AUD	19/05/2006	10601		143827.8	
CM	EASS17	OS-PUR	AUD	22/05/2006	964		12950.31	
CM	EASS17	OS-PUR	AUD	22/05/2006	482		6514	
CM	EASS17	OS-PUR	AUD	22/05/2006	3228		43783.2	
CM	EASS17	OS-PUR	AUD	23/05/2006	2666		36216.87	
CM	EASS17	OS-PUR	AUD	23/05/2006	2255		30687.35	
CM	EASS17	OS-PUR	AUD	23/05/2006	1986		27030.02	
CM	EASS17	OS-PUR	AUD	23/05/2006	826		11250.8	
CM	EASS17	OS-PUR	AUD	24/05/2006	1115		15180.5	
CM	EASS17	OS-PUR	AUD	24/05/2006	1115		15180.5	
CM	EASS17	OS-PUR	AUD	24/05/2006	5576		75979.29	
CM	EASS17	OS-PUR	AUD	24/05/2006	8029		109460.5	
CM	EASS17	OS-PUR	AUD	24/05/2006	5576		76027.92	
CM	EASS17	OS-PUR	AUD	26/05/2006	5534		75409.21	
CM	EASS17	OS-PUR	AUD	26/05/2006	3220		43901.96	
CM	EASS17	OS-PUR	AUD	30/05/2006	14153		192974	
CM	EASS17	OS-PUR	AUD	30/05/2006	4718		64329.22	
CM	EASS17	OS-PUR	AUD	31/05/2006	4099		54962.57	
CM	EASS17	OS-PUR	AUD	01/06/2006	1531		20677.87	
CM	EASS17	OS-PUR	AUD	02/06/2006	2780		36719.52	
CM	EASS17	OS-PUR	AUD	02/06/2006	53		701.03	
CM	EASS17	OS-PUR	AUD	05/06/2006	124		1640.15	
CM	EASS17	OS-PUR	AUD	05/06/2006	582		7731.26	
CM	EASS17	OS-PUR	AUD	07/06/2006	2884		38166.35	
CM	EASS17	OS-PUR	AUD	07/06/2006	961		12717.7	
CM	EASS17	OS-PUR	AUD	08/06/2006	2595		34322.53	
CM	EASS17	OS-PUR	AUD	08/06/2006	2499		33059.8	
CM	EASS17	OS-PUR	AUD	08/06/2006	1077		14245.54	
CM	EASS17	OS-PUR	AUD	08/06/2006	1153		15258.6	
CM	EASS17	OS-PUR	AUD	08/06/2006	2885		38179.59	
CM	EASS17	OS-PUR	AUD	13/06/2006	405		5195.12	
CM	EASS17	OS-PUR	AUD	14/06/2006	1242		15753.17	
CM	EASS17	OS-PUR	AUD	14/06/2006	2707		34414.34	
CM	EASS17	OS-PUR	AUD	15/06/2006	13616		172311.1	
CM	EASS17	OS-PUR	AUD	16/06/2006	147		1871.69	
CM	EASS17	OS-PUR	AUD	19/06/2006	5285		67088.03	

CM	EASS17	OS-PUR	AUD	20/06/2006	3453		43616.17	
CM	EASS17	OS-PUR	AUD	20/06/2006	1987		25099.16	
CM	EASS17	OS-PUR	AUD	21/06/2006	1092		13775.63	
CM	EASS17	OS-PUR	AUD	11/07/2006	5738		71215.77	
CM	EASS17	OS-PUR	AUD	14/07/2006	3410		41386.9	
CM	EASS17	OS-PUR	AUD	17/07/2006	454		5443.66	
CM	EASS17	OS-PUR	AUD	18/07/2006	1510		18469.21	
CM	EASS17	OS-PUR	AUD	19/07/2006	2855		34782.57	
CM	EASS17	OS-PUR	AUD	21/07/2006	8314		98030.68	
						165912		2187913.93
CM	EASS18	OS-PUR	AUD	17/05/2006	58080		793659	
CM	EASS18	OS-PUR	AUD	18/05/2006	21347		287992	
CM	EASS18	OS-PUR	AUD	18/05/2006	8154		110286.7	
CM	EASS18	OS-PUR	AUD	18/05/2006	11727		158720.2	
CM	EASS18	OS-PUR	AUD	19/05/2006	13290		179790.8	
CM	EASS18	OS-PUR	AUD	19/05/2006	1784		24163.6	
CM	EASS18	OS-PUR	AUD	19/05/2006	35121		476411.8	
CM	EASS18	OS-PUR	AUD	19/05/2006	85995		1166727	
CM	EASS18	OS-PUR	AUD	22/05/2006	7818		105026.5	
CM	EASS18	OS-PUR	AUD	22/05/2006	3909		52828.34	
CM	EASS18	OS-PUR	AUD	22/05/2006	26189		355216.3	
CM	EASS18	OS-PUR	AUD	25/05/2006	19992		271585.8	
CM	EASS18	OS-PUR	AUD	26/05/2006	21096		287465.3	
CM	EASS18	OS-PUR	AUD	26/05/2006	12272		167318.3	
CM	EASS18	OS-PUR	AUD	29/05/2006	2742		37249.31	
CM	EASS18	OS-PUR	AUD	30/05/2006	32093		437583.2	
CM	EASS18	OS-PUR	AUD	30/05/2006	96278		1312736	
CM	EASS18	OS-PUR	AUD	31/05/2006	27681		373850	
CM	EASS18	OS-PUR	AUD	01/06/2006	10417		140693.3	
CM	EASS18	OS-PUR	AUD	07/06/2006	20702		273966.7	
CM	EASS18	OS-PUR	AUD	07/06/2006	62106		821899.9	
CM	EASS18	OS-PUR	AUD	08/06/2006	55896		739303.2	
CM	EASS18	OS-PUR	AUD	08/06/2006	53826		712075.6	
CM	EASS18	OS-PUR	AUD	08/06/2006	23202		306894.2	
CM	EASS18	OS-PUR	AUD	08/06/2006	24842		328754.7	
CM	EASS18	OS-PUR	AUD	08/06/2006	62108		821926.4	
CM	EASS18	OS-PUR	AUD	13/06/2006	3821		49013.82	
CM	EASS18	OS-PUR	AUD	14/06/2006	11710		148526.4	
CM	EASS18	OS-PUR	AUD	14/06/2006	25511		324323.8	
CM	EASS18	OS-PUR	AUD	15/06/2006	128330		1624022	
CM	EASS18	OS-PUR	AUD	16/06/2006	1385		17634.57	
CM	EASS18	OS-PUR	AUD	19/06/2006	49808		632265	
CM	EASS18	OS-PUR	AUD	20/06/2006	29459		372108	
CM	EASS18	OS-PUR	AUD	20/06/2006	16954		214157.6	
CM	EASS18	OS-PUR	AUD	21/06/2006	9322		117597.4	
CM	EASS18	OS-PUR	AUD	14/07/2006	30553		370819.4	
CM	EASS18	OS-PUR	AUD	17/07/2006	4065		48741.17	
CM	EASS18	OS-PUR	AUD	18/07/2006	13531		165501.2	
CM	EASS18	OS-PUR	AUD	19/07/2006	25581		311654.3	
CM	EASS18	OS-PUR	AUD	21/07/2006	13144		154981.4	
						1162041		15295469.69
CM	EASS22	OS-PUR	AUD	08/06/2006	335		4603.61	
CM	EASS22	OS-PUR	AUD	21/06/2006	1296		16540.37	
						1631		21143.98
CM	EASS23	OS-SAL	AUD	25/05/2006	-10695		-145518	
CM	EASS23	OS-SAL	AUD	01/06/2006	-19338		-261539	
CM	EASS23	OS-PUR	AUD	26/06/2006	59880		758084.6	
						29847		351027.76
CM	EGSS17	OS-SAL	AUD	24/05/2006	-558		-7586.65	
						-558		-7586.65
CM	ESFS09	OS-PUR	AUD	20/06/2006	100799		1274094	
CM	ESFS09	OS-PUR	AUD	04/07/2006	79194		1029614	
						179,993		2,303,707
TOTAL						1,933,163		25,225,610
CP	AMPEQ	OS-PUR	AUD	22/05/2006	7777		105595.4	
CP	AMPEQ	OS-PUR	AUD	23/05/2006	14150		192535.9	
CP	AMPEQ	OS-PUR	AUD	24/05/2006	39306		535892	
CP	AMPEQ	OS-PUR	AUD	25/05/2006	14962		203905.6	
CP	AMPEQ	OS-PUR	AUD	26/05/2006	8500		115782.9	
CP	AMPEQ	OS-PUR	AUD	29/05/2006	5670		78005.96	
CP	AMPEQ	OS-PUR	AUD	30/05/2006	13258		181056.6	
CP	AMPEQ	OS-PUR	AUD	31/05/2006	28350		380522.4	

CP	AMPEQ	OS-PUR	AUD	01/06/2006	14100		190601.7	
CP	AMPEQ	OS-PUR	AUD	18/07/2006	10000		122507.1	
CP	AMPEQ	OS-PUR	AUD	20/07/2006	34075		410737	
CP	AMPEQ	OS-PUR	AUD	20/07/2006	4525		54289.44	
CP	AMPEQ	OS-PUR	AUD	21/07/2006	67000		790550.3	
						261673		3361982.28
CP	ASBAE	OS-PUR	AUD	22/05/2006	179		2430.29	
CP	ASBAE	OS-PUR	AUD	23/05/2006	325		4421.93	
CP	ASBAE	OS-PUR	AUD	24/05/2006	900		12269.7	
CP	ASBAE	OS-PUR	AUD	25/05/2006	342		4660.56	
CP	ASBAE	OS-PUR	AUD	26/05/2006	200		2724.13	
CP	ASBAE	OS-PUR	AUD	29/05/2006	130		1788.39	
CP	ASBAE	OS-PUR	AUD	30/05/2006	304		4151.29	
CP	ASBAE	OS-PUR	AUD	31/05/2006	650		8723.96	
CP	ASBAE	OS-PUR	AUD	01/06/2006	300		4055.1	
CP	ASBAE	OS-SAL	AUD	06/07/2006	-844		-10574.6	
CP	ASBAE	OS-SAL	AUD	07/07/2006	-156		-1962.35	
CP	ASBAE	OS-PUR	AUD	18/07/2006	700		8574.96	
CP	ASBAE	OS-PUR	AUD	20/07/2006	750		9039.87	
CP	ASBAE	OS-PUR	AUD	20/07/2006	100		1199.69	
CP	ASBAE	OS-PUR	AUD	21/07/2006	1600		18877.64	
						5480		70380.6
CP	ASBZE	OS-PUR	AUD	24/05/2006	62800		856152.2	
CP	ASBZE	OS-PUR	AUD	22/06/2006	24663		312307	
CP	ASBZE	OS-PUR	AUD	23/06/2006	12549		158106.4	
CP	ASBZE	OS-PUR	AUD	23/06/2006	12788		161263.1	
CP	ASBZE	OS-PUR	AUD	21/07/2006	90000		1058383	
						202800		2546211.9
CP	CEQU	OS-PUR	AUD	22/05/2006	2281		30971.2	
CP	CEQU	OS-PUR	AUD	23/05/2006	4150		56468.13	
CP	CEQU	OS-PUR	AUD	24/05/2006	11556		157552.7	
CP	CEQU	OS-PUR	AUD	25/05/2006	4399		59950.6	
CP	CEQU	OS-PUR	AUD	26/05/2006	2500		34053.79	
CP	CEQU	OS-PUR	AUD	29/05/2006	1660		22837.72	
CP	CEQU	OS-PUR	AUD	30/05/2006	3882		53014.16	
CP	CEQU	OS-PUR	AUD	31/05/2006	8300		111405.1	
CP	CEQU	OS-PUR	AUD	01/06/2006	4100		55423.18	
CP	CEQU	OS-SAL	AUD	06/07/2006	-3374		-42270.5	
CP	CEQU	OS-SAL	AUD	07/07/2006	-626		-7874.07	
CP	CEQU	OS-PUR	AUD	18/07/2006	400		4900.28	
CP	CEQU	OS-PUR	AUD	20/07/2006	8298		100023.3	
CP	CEQU	OS-PUR	AUD	20/07/2006	1102		13221.42	
CP	CEQU	OS-PUR	AUD	21/07/2006	20000		235985.2	
						68628		885662.26
CP	CIMP	OS-PUR	AUD	22/05/2006	34666		470691.6	
CP	CIMP	OS-PUR	AUD	23/05/2006	63075		858247.5	
CP	CIMP	OS-PUR	AUD	24/05/2006	174522		2379406	
CP	CIMP	OS-PUR	AUD	25/05/2006	66432		905350.8	
CP	CIMP	OS-PUR	AUD	26/05/2006	37900		516255.5	
CP	CIMP	OS-PUR	AUD	29/05/2006	25280		347793.7	
CP	CIMP	OS-PUR	AUD	30/05/2006	59113		807271.1	
CP	CIMP	OS-PUR	AUD	31/05/2006	126400		1696580	
CP	CIMP	OS-PUR	AUD	01/06/2006	63200		854328.2	
CP	CIMP	OS-SAL	AUD	06/07/2006	-75072		-940526	
CP	CIMP	OS-SAL	AUD	07/07/2006	-13928		-175192	
CP	CIMP	OS-PUR	AUD	20/07/2006	16717		200565	
CP	CIMP	OS-PUR	AUD	20/07/2006	125883		1517382	
CP	CIMP	OS-PUR	AUD	21/07/2006	304000		3586975	
						1008188		13025128.69
CP	MACEQ	OS-PUR	AUD	22/05/2006	453		6150.41	
CP	MACEQ	OS-PUR	AUD	23/05/2006	825		11224.89	
CP	MACEQ	OS-PUR	AUD	24/05/2006	2284		31137.77	
CP	MACEQ	OS-PUR	AUD	25/05/2006	869		11842.19	
CP	MACEQ	OS-PUR	AUD	26/05/2006	500		6810.33	
CP	MACEQ	OS-PUR	AUD	29/05/2006	330		4539.75	
CP	MACEQ	OS-PUR	AUD	30/05/2006	772		10542.09	
CP	MACEQ	OS-PUR	AUD	31/05/2006	1650		22145.43	
CP	MACEQ	OS-PUR	AUD	01/06/2006	800		10813.61	
CP	MACEQ	OS-PUR	AUD	18/07/2006	2300		28174.88	
CP	MACEQ	OS-PUR	AUD	20/07/2006	287		3443.12	
CP	MACEQ	OS-PUR	AUD	20/07/2006	2163		26070.98	
CP	MACEQ	OS-PUR	AUD	21/07/2006	3800		44834.39	
						17033		217729.84
CP	MACSN	OS-SAL	AUD	30/06/2006	-2121		-27152.2	
CP	MACSN	OS-SAL	AUD	03/07/2006	-1947		-25174.9	

CP	MACSN	OS-SAL	AUD	18/07/2006	-1810		-22113.9	
CP	MACSN	OS-PUR	AUD	20/07/2006	3963		47969.68	
CP	MACSN	OS-PUR	AUD	20/07/2006	281		3378.35	
						-1634		-23092.92
CP	NOME	OS-SAL	AUD	13/06/2006	-1935		-24854.3	
CP	NOME	OS-SAL	AUD	30/06/2006	-1300		-16586.5	
						-3235		-41440.79
CP	WEQC	OS-PUR	AUD	30/06/2006	2121		27152.19	
CP	WEQC	OS-PUR	AUD	03/07/2006	1372		17778.54	
CP	WEQC	OS-PUR	AUD	03/07/2006	12449		160966.8	
CP	WEQC	OS-PUR	AUD	20/07/2006	30314		366955.2	
CP	WEQC	OS-PUR	AUD	20/07/2006	2144		25776.45	
						48400		598629.2
CP	WEQU	OS-PUR	AUD	22/05/2006	24622		334315.2	
CP	WEQU	OS-PUR	AUD	23/05/2006	44800		609583.7	
CP	WEQU	OS-PUR	AUD	24/05/2006	124352		1695396	
CP	WEQU	OS-PUR	AUD	25/05/2006	47335		645092.4	
CP	WEQU	OS-PUR	AUD	26/05/2006	26900		366418.8	
CP	WEQU	OS-PUR	AUD	29/05/2006	17930		246674.9	
CP	WEQU	OS-PUR	AUD	30/05/2006	41926		572558.4	
CP	WEQU	OS-PUR	AUD	31/05/2006	89650		1203310	
CP	WEQU	OS-PUR	AUD	01/06/2006	44700		604247.9	
CP	WEQU	OS-SAL	AUD	06/07/2006	-54628		-686902	
CP	WEQU	OS-SAL	AUD	07/07/2006	-10172		-127947	
CP	WEQU	OS-PUR	AUD	18/07/2006	29000		355270.7	
CP	WEQU	OS-PUR	AUD	20/07/2006	93132		1122605	
CP	WEQU	OS-PUR	AUD	20/07/2006	12368		148387.1	
CP	WEQU	OS-PUR	AUD	21/07/2006	212000		2501443	
						743715		9590452.82
CP	WGRS	OS-PUR	AUD	24/05/2006	157000		2140514	
CP	WGRS	OS-PUR	AUD	31/05/2006	500000		6722633	
CP	WGRS	OS-PUR	AUD	22/06/2006	91948		1164408	
CP	WGRS	OS-PUR	AUD	22/06/2006	63589		803453.4	
CP	WGRS	OS-PUR	AUD	23/06/2006	46787		589511.7	
CP	WGRS	OS-PUR	AUD	23/06/2006	47676		601218.2	
						907000		12021738.22
CP	WIMP	OS-PUR	AUD	22/05/2006	52184		708549.4	
CP	WIMP	OS-PUR	AUD	23/05/2006	94950		1291964	
CP	WIMP	OS-PUR	AUD	24/05/2006	262683		3581380	
CP	WIMP	OS-PUR	AUD	25/05/2006	99990		1362687	
CP	WIMP	OS-PUR	AUD	26/05/2006	57000		776426.4	
CP	WIMP	OS-PUR	AUD	29/05/2006	38030		523204	
CP	WIMP	OS-PUR	AUD	30/05/2006	88927		1214423	
CP	WIMP	OS-PUR	AUD	31/05/2006	190150		2552252	
CP	WIMP	OS-PUR	AUD	01/06/2006	95200		1286899	
CP	WIMP	OS-SAL	AUD	21/06/2006	-25000		-317325	
CP	WIMP	OS-SAL	AUD	22/06/2006	-20693		-259742	
CP	WIMP	OS-SAL	AUD	22/06/2006	-76307		-964147	
CP	WIMP	OS-SAL	AUD	23/06/2006	-70000		-882735	
CP	WIMP	OS-SAL	AUD	27/06/2006	-110000		-1397666	
CP	WIMP	OS-SAL	AUD	06/07/2006	-214252		-2684216	
CP	WIMP	OS-SAL	AUD	07/07/2006	-39748		-499966	
CP	WIMP	OS-PUR	AUD	18/07/2006	130000		1592593	
CP	WIMP	OS-PUR	AUD	20/07/2006	268007		3230532	
CP	WIMP	OS-PUR	AUD	20/07/2006	35593		427032.9	
CP	WIMP	OS-PUR	AUD	21/07/2006	440000		5191674	
						1296714		16733819.43
CP	WISH	OS-PUR	AUD	22/05/2006	15238		206900.1	
CP	WISH	OS-PUR	AUD	23/05/2006	27725		377247.9	
CP	WISH	OS-PUR	AUD	24/05/2006	76397		1041585	
CP	WISH	OS-PUR	AUD	25/05/2006	29080		396309	
CP	WISH	OS-PUR	AUD	26/05/2006	16500		224755	
CP	WISH	OS-PUR	AUD	29/05/2006	10970		150921.6	
CP	WISH	OS-PUR	AUD	30/05/2006	25651		350300.5	
CP	WISH	OS-PUR	AUD	31/05/2006	54850		736213.5	
CP	WISH	OS-PUR	AUD	01/06/2006	27600		373092.7	
CP	WISH	OS-PUR	AUD	20/07/2006	29308		351627.6	
CP	WISH	OS-PUR	AUD	20/07/2006	220692		2660201	
						534011		6869154.25
CP	WSEQ	OS-PUR	AUD	24/05/2006	94200		1284308	
CP	WSEQ	OS-PUR	AUD	22/06/2006	18389		232874	
CP	WSEQ	OS-PUR	AUD	22/06/2006	12718		160693.2	
CP	WSEQ	OS-PUR	AUD	23/06/2006	9357		117897.3	
CP	WSEQ	OS-PUR	AUD	23/06/2006	9536		120253.7	
CP	WSEQ	OS-PUR	AUD	29/06/2006	47000		589410.7	

CP	WSEQ	OS-PUR	AUD	11/07/2006	50000		621172.7	
						241,200		3,126,610
TOTAL						5,329,973		88,982,966
P2	WASS01	OS-PUR	AUD	01/06/2006	1338		18042.39	
P2	WASS01	ADJUST	AUD	30/06/2006	0		0	
P2	WASS01	OS-SAL	AUD	03/07/2006	-10502		-135792	
P2	WASS01	OS-SAL	AUD	18/07/2006	-10701		-130741	
P2	WASS01	OS-PUR	AUD	20/07/2006	21971		265962	
P2	WASS01	OS-PUR	AUD	20/07/2006	1555		18695.14	
						3661		36167.12
P2	WASS02	OS-SAL	AUD	30/05/2006	-39300		-533110	
P2	WASS02	OS-SAL	AUD	30/05/2006	-113700		-1542834	
						-153000		-2075944.28
P2	WASS06	OS-SAL	AUD	17/05/2006	-44652		-608375	
P2	WASS06	OS-SAL	AUD	19/05/2006	-40646		-548991	
P2	WASS06	OS-SAL	AUD	23/05/2006	-26932		-364538	
P2	WASS06	OS-SAL	AUD	24/05/2006	-41813		-567491	
P2	WASS06	OS-SAL	AUD	24/05/2006	-23614		-320626	
P2	WASS06	OS-SAL	AUD	26/05/2006	-27886		-378197	
P2	WASS06	OS-SAL	AUD	30/05/2006	-1776		-24178	
P2	WASS06	OS-SAL	AUD	31/05/2006	-6360		-84994.7	
P2	WASS06	OS-SAL	AUD	07/06/2006	-1396		-18615.3	
P2	WASS06	OS-SAL	AUD	09/06/2006	-8018		-104685	
P2	WASS06	OS-SAL	AUD	13/06/2006	-8191		-105052	
P2	WASS06	OS-SAL	AUD	14/06/2006	-7859		-99663.5	
P2	WASS06	OS-SAL	AUD	19/06/2006	-1427		-18061.3	
						- 240,570		- 3,243,469
TOTAL						- 389,909		- 5,283,246
GRAND TOTAL						6,885,255		89,029,163

Australian Securities & Investments Commission


OFFICE USE ONLY: 1F

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

All mandatory fields will be identified with an *.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name *
ARISTOCRAT LEISURE LIMITED

ACN/ABN *
002 818 368

Corporate key *
44640741

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
MANI PHOMPIDA

ASIC registered agent number (if applicable)

Telephone number
02 9413 6738

Postal address
PO BOX 808
LANE COVE NSW 1595

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs 15 mins

Signature

This form must be signed by a current officeholder of the company.

This form must be **SIGNED** and **DATED** by a current officeholder after it is **PRINTED**

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name *
JOHN CARR-GREGG

Capacity *
☐ Director
☑ Company secretary

Signature
[signature]

Date signed
28.7.06 (dd/mm/yyyy)

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mall Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email Click here to send ASIC an email.
Web www.asic.gov.au

Change Notification Page

Please notify the changes you wish to make by selecting at least one of the tick boxes available below. Your tickbox selections will generate the appropriate section(s) which will appear after this page.

A1 ☐ Change of address
A2 ☐ Change a name for officeholder or members
A3 ☐ Change of ultimate holding company details
B1 ☐ Cease an officeholder
B2 ☐ Appoint an officeholder
B3 ☐ Change to special purpose company status

Click on the button below if you need assistance in making your selection

Form 484 Guide

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC of changes to the shares and/or members register, select the appropriate tickbox below.
Please wait until the table displays showing the appropriate sections that you should complete.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
C ☐ **Issue of shares**				
C ☑ **Cancellation of shares** ☐ Proprietary company ☑ Public company ☐ if in response to the Annual company statement ☑ if not in response to the Annual company statement				

C ☐ **Transfer of shares**

C ☐ **Changes to amounts paid**

C ☐ **Changes to beneficial ownership**

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

- [ ] Redeemable preference shares – **S.254J**
- [ ] Capital reduction – **S.256A – S.256E**
- [x] Share buy-back – **ss.257H(3)**
  - [ ] Minimum holding buy-back by listed company
  - [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place.
- [ ] Forfeited shares – **S.258D**
- [ ] Shares returned to a public company – **ss.258E(2) & (3)**
- [ ] Other

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	300000	$3,639,350

Earliest date of change
Please indicate the earliest date that any of the above changes occurred *

14/07/2006 (dd/mm/yyyy)

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

- [ ] Yes
- [x] No

Australian Securities & Investments Commission


OFFICE USE ONLY: 1F

Form 484

Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

All mandatory fields will be identified with an *.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name *
ARISTOCRAT LEISURE LIMITED

ACN/ABN *
002 818 368

Corporate key *
44640741

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
MANI PHOMPIDA

ASIC registered agent number (if applicable)

Telephone number
02 9413 6738

Postal address
PO BOX 808
LANE COVE NSW 1595

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs 10 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name *
JOHN CARR-GREGG

Capacity *
☐ Director
☑ Company secretary

Signature

Date signed
16/08/2006 (dd/mm/yyyy)

This form must be **SIGNED** and **DATED** by a current officeholder after it is **PRINTED**

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email Click here to send ASIC an email.
Web www.asic.gov.au

Change Notification Page

Please notify the changes you wish to make by selecting at least one of the tick boxes available below. Your tickbox selections will generate the appropriate section(s) which will appear after this page.

- A1 ☐ Change of address
- A2 ☐ Change a name for officeholder or members
- A3 ☐ Change of ultimate holding company details
- B1 ☐ Cease an officeholder
- B2 ☐ Appoint an officeholder
- B3 ☐ Change to special purpose company status

Click on the button below if you need assistance in making your selection

Form 484 Guide

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC of changes to the shares and/or members register, select the appropriate tickbox below.
Please wait until the table displays showing the appropriate sections that you should complete.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
C ☐ **Issue of shares**				
C ☑ **Cancellation of shares** ☐ Proprietary company ☑ Public company ☐ if in response to the Annual company statement ☑ if not in response to the Annual company statement				

C ☐ **Transfer of shares**

C ☐ **Changes to amounts paid**

C ☐ **Changes to beneficial ownership**

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

- [ ] Redeemable preference shares – S.254J
- [ ] Capital reduction – S.256A – S.256E
- [x] Share buy-back – ss.257H(3)
  - [ ] Minimum holding buy-back by listed company
  - [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place.
- [ ] Forfeited shares – S.258D
- [ ] Shares returned to a public company – ss.258E(2) & (3)
- [ ] Other

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	250000	$2,965,610

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

28/07/2006 (dd/mm/yyyy)

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

- [ ] Yes
- [x] No

Form 604



To:	Aristocrat Leisure Limited
ACN/ARSN:	002 818 368

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and its subsidiaries

There was a change in the interests of the substantial holder on	29/08/2006
The previous notice was given to the company on	26/07/2006
The previous notice was dated	21/07/2006



2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	43,200,560	9.20%	46,629,211	9.95%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	3,779,542	0.81% see note 1 at the end of this form	4,990,260	1.07% see note 1 at the end of this form

For the securities (if any) listed below see NOTE 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	0	0.00% see note 2 at the end of this form	0	0.00% see note 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Grand TOTAL Fully paid ordinary shares	46,980,102	10.01%	51,619,471	11.02%

For any enquiries regarding this notice, please contact John Paull on 02 9303 6021 or Sally Irawan on 02 9303 6927.

3. Changes in relevant interest

Particulars of each change in, or change in the nature of, a relevant interest of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice.					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of shares	Person's votes
Avanteos Investments Ltd	Avanteos Investments Limited P O Box 1012 Camberwell VIC 3124	Avanteos Investments Ltd	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	3,350 Fully paid ordinary shares	3,350
Avanteos Investments Ltd ATF Symetry Personal Retirement FD	Avanteos Investments Limited PO Box 1012 Camberwell VIC 3124	Avanteos Investments Ltd ATF Symetry Personal Retirement FD	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	2,575 Fully paid ordinary shares	2,575
AMP Capital Investors as RE for EFM Australian Share Fund 2	Cogent Nominees Pty Limited PO Box R209 Royal Exchange NSW 1225	AMP Capital Investors as RE for EFM Australian Share Fund 2	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,917,524 Fully paid ordinary shares	1,917,524
ASBGI Australian Equities Fund	Citicorp Nominees Pty Limited PO Box 3429 Auckland 1 New Zealand	ASBGI Australian Equities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	44,473 Fully paid ordinary shares	44,473
ASBGI Australasian Equities Fund	Citicorp Nominees Pty Limited PO Box 3429 Auckland 1 New Zealand	ASBGI Australasian Equities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	202,800 Fully paid ordinary shares	202,800

Commonwealth Balanced B3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Balanced B3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	39,746 Fully paid ordinary shares	39,746
CFSIL as RE Colonial First State Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	556,479 Fully paid ordinary shares	556,479
CFSIL as RE Colonial First State Imputation Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Imputation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	8,416,818 Fully paid ordinary shares	8,416,818
CommSec Trading Limited	Share Direct Nominees Pty Limited Locked Bag 22, Australia Square NSW 1215	CommSec Trading Limited	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	9 Fully paid ordinary shares	9
Commonwealth Growth G3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Growth G3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	916,848 Fully paid ordinary shares	916,848
CIML as RE Commonwealth Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	70,362 Fully paid ordinary shares	70,362

CIML as RE Commonwealth Share Income Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Share Income Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	245,178 Fully paid ordinary shares	245,178
CIML as RE Commonwealth Growth Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Growth Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	225,713 Fully paid ordinary shares	225,713
CIML as RE Commonwealth Income Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Income Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	37,413 Fully paid ordinary shares	37,413
CFSIL ATF CMLA Non MI Aust Indust Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CMLA Non MI Aust Indust Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	168,962 Fully paid ordinary shares	168,962
CFSIL ATF CMLA MI Aus Indust Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CMLA MI Aus Indust Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	432,477 Fully paid ordinary shares	432,477
CFSIL ATF CFCL Non Market Linked Australian Industrial Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CFCL Non Market Linked Australian Industrial Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	110,936 Fully paid ordinary shares	110,936

Commonwealth Managed M1C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M1C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	14,272 Fully paid ordinary shares	14,272
Commonwealth Managed M3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	261,307 Fully paid ordinary shares	261,307
CFSIL A/C Motor Accident Commission	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL A/C Motor Accident Commission	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	115,805 Fully paid ordinary shares	115,805
MAC CTP Style Neutral	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	MAC CTP Style Neutral	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	143,363 Fully paid ordinary shares	143,363
Nomura Australian Equity Fund	National Nominees Limited GPO Box 1406M, Melbourne 3001, Australia	Nomura Australian Equity Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	31,300 Fully paid ordinary shares	31,300
CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	530,561 Fully paid ordinary shares	530,561

Storm Financial Australian Industrials Index Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Storm Financial Australian Industrials Index Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	141,828 Fully paid ordinary shares	141,828
COLONIAL CORE EQUITIES	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	COLONIAL CORE EQUITIES	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	746,923 Fully paid ordinary shares	746,923
Hyperion Asset Management	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	Hyperion Asset Management	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	740,170 Fully paid ordinary shares	740,170
BARCLAYS GLOBAL INVESTORS	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	BARCLAYS GLOBAL INVESTORS	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	283,343 Fully paid ordinary shares	283,343
Commonwealth Diversified Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Diversified Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	32,360 Fully paid ordinary shares	32,360
Wholesale Australian Share Fund - Core	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Australian Share Fund - Core	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,117,804 Fully paid ordinary shares	1,117,804

Wholesale Indexed Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Indexed Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	367,937 Fully paid ordinary shares	367,937
Wholesale Low Tracking Error Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Low Tracking Error Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	360,808 Fully paid ordinary shares	360,808
CFSIL AS RE Colonial First State Wholesale Australian Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL AS RE Colonial First State Wholesale Australian Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	5,987,997 Fully paid ordinary shares	5,987,997
CFSIL as RE Colonial First State Wholesale Geared Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Geared Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	3,947,244 Fully paid ordinary shares	3,947,244
CFSIL as RE Colonial First State Wholesale Imputation Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Imputation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	12,646,794 Fully paid ordinary shares	12,646,794
CFS W/Sale Core Industrial Fund	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFS W/Sale Core Industrial Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	484,379 Fully paid ordinary shares	484,379

CFSIL as RE Colonial First State Wholesale Industrial Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Industrial Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	4,583,299 Fully paid ordinary shares	4,583,299
CFSIL as RE Colonial First State Wholesale Leaders Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Leaders Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	700,054 Fully paid ordinary shares	700,054
CFSIL as RE Commonwealth Australian Boutique Share Fund 1	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Boutique Share Fund 1	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	124,945 Fully paid ordinary shares "*" See note 1 on the last page of this form.	124,945
CFSIL as RE Commonwealth Australian Boutique Share Fund 3	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Boutique Share Fund 3	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	136,190 Fully paid ordinary shares "*" See note 1 on the last page of this form.	136,190
CFSIL as RE Commonwealth Australian Shares Fund 4	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 4	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	753,742 Fully paid ordinary shares "*" See note 1 on the last page of this form.	753,742
CFSIL as RE Commonwealth Australian Shares Fund 5	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 5	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	933,083 Fully paid ordinary shares "*" See note 1 on the last page of this form.	933,083

CFSIL as RE Commonwealth Australian Shares Fund 6	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 6	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	264,999 Fully paid ordinary shares "*" See note 1 on the last page of this form.	264,999
CFSIL as RE Commonwealth Australian Shares Fund 10	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 10	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	49,915 Fully paid ordinary shares "*" See note 1 on the last page of this form.	49,915
CFSIL as RE Commonwealth Australian Share Fund 15	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 15	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	29,333 Fully paid ordinary shares "*" See note 1 on the last page of this form.	29,333
CFSIL as RE Commonwealth Share Fund 17	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Share Fund 17	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	209,657 Fully paid ordinary shares "*" See note 1 on the last page of this form.	209,657
CFSIL as RE commonwealth Australian Share Fund 18	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE commonwealth Australian Share Fund 18	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,382,967 Fully paid ordinary shares "*" See note 1 on the last page of this form.	1,382,967
CFSIL as RE Commonwealth Australian Share Fund 19	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 19	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	766,967 Fully paid ordinary shares "*" See note 1 on the last page of this form.	766,967

FC W/E AUST SHARE 23-ACADIAN	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	FC W/E AUST SHARE 23-ACADIAN	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	143,609 Fully paid ordinary shares *** See note 1 on the last page of this form.	143,609
FC W/E DIV 9 TAX EFFECT INC-IN	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	FC W/E DIV 9 TAX EFFECT INC-IN	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	14,860 Fully paid ordinary shares *** See note 1 on the last page of this form.	14,860
ACADIAN AUS EQUITY LONG SHORT	Citigroup Prime Brokerage Citigroup Centre Canada Square, Canary Wharf London E14 5LB	ACADIAN AUS EQUITY LONG SHORT	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	179,993 Fully paid ordinary shares *** See note 1 on the last page of this form.	179,993

5. Changes in association

The persons who have become associates(2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name	Nature of Association

6. Address

The addresses of persons named in this form are as follows:

Name	Address
CBA and Commonwealth Bank Group	C/- Level 2, 48 Martin Place Sydney NSW 1155

7. Signature

NOTE 1--(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.

NOTE 2--(This note is relevant to section 2 3 4 and 5)

452 Capital Pty Ltd ("452 Capital") is the investment manager in relation to the securities. Exercise of voting and disposal powers by 452 Capital is subject to any client direction. CMLA has a relevant interest in more than 20% of the shares in 452 Capital by virtue of the Exclusivity Agreement attached as Annexure A and therefore, by virtue of s608(3)(a) has a deemed relevant interest in the securities.

....

John Damien Hatton – Company Secretary

Dated the 1 day of September 2006.

Annexure A

This is the annexure mark A of 2 pages referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 29/08/2006

John Damien Hatton – Company Secretary

SCHEDULE

A.C.N. 004 929 962 Pty Ltd (ACN 4929962)
A.C.N. 080 159 762 Pty Ltd (ACN 80159762)
ACAPM Holdings B Pty Limited (ACN 99726486)
Aetna Properties Ltd (ACN 572225)
AGAL Holdings Pty Limited (ACN 96911367)
Aquashell Pty Limited (ACN 57036076)
Armraynald Investments Pty Limited (ACN 68291403)
ASB Group Investments Limited (533945)
Australian Company Number 002 680 471 Pty Limited (ACN 2680471)
Australian TIC Management Pty Limited (ACN 2213952)
Bennelong Centre Pty Ltd (ACN 7328949)
Brookhollow Ave Pty Limited (ACN 81129660)
CB-CLA Limited (ACN 3069458)
CB-CLAS Limited (ACN 3177222)
CB-CLHA Limited (ACN 3742747)
CB-CLPF Limited (ACN 1657503)
CB-CLRA Pty Limited (ACN 1826893)
CBA CORPORATE SERVICES (NSW) PTY LIMITED (72765434)
CBA Indemnity Co. Pty Limited (ACN 72183290)
CBA Investments (No 2) Pty Limited (ACN 73093286)
CBA Leasing (No 2) Pty Limited (ACN 64489238)
CBA Specialised Financing Limited (ACN 8544554)
CBFC Limited (ACN 8519462)
CC Group Holdings Pty Ltd (ACN 5934083)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)
Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)
CM Somerton Pty Ltd (ACN 5367671)
CMG Asia Pty Ltd (ACN 75668932)
CMG CH China Funds Management Limited (ACN 61146183)
Collateral Leasing Pty Limited (ACN 2681218)
Colonial Agricultural Company Limited (ACN 3963862)
Colonial Asset Management Limited (ACN 64031769)
Colonial e.Com Ltd (ACN 3345766)
Colonial Finance (Australia) Ltd (ACN 89843041)
Colonial Financial Corporation Limited (ACN 29818)
Colonial First State Fund Services Ltd (ACN 3257001)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)
Colonial First State Private Equity Limited (ACN 2642819)
Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)
Colonial First State Property Limited (ACN 85313926)
Colonial Holding Company Pty Ltd (ACN 74706782)
Colonial International Factors Pty Limited (ACN 83082973)
Colonial Investments Holding Pty Ltd (ACN 75668987)
Colonial Limited (ACN 74042112)
Colonial Mutual Funds Limited (ACN 6734514)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)
Colonial PCA Holdings Pty Ltd (ACN 50535647)
Colonial PCA Services Ltd (ACN 3900187)
Colonial Protection Insurance Pty Limited (ACN 83055967)
Colonial South Australia Limited (ACN 69065130)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)
Colonial Tasman Pty Ltd (ACN 83840644)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)
Commonwealth Capital Limited (ACN 78898370)
Commonwealth Development Bank of Australia Limited (ACN 74707458)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)

A.C.N. 007 255 521 Pty Ltd (ACN 7255521)
ACAPM Holdings A Pty Limited (ACN 99726495)
ACAPM Pty Limited (ACN 99744297)
AFS Life Finance Pty Limited (ACN 85514147)
Antarctic Shipping Pty Ltd (ACN 3622491)
Aquasten Pty Ltd (ACN 6485785)
ASB Bank Limited (398445)
Australian Bank Limited (ACN 8558601)
Australian Company Number 008 521 579 Pty Limited (ACN 8521579)
Avanteos Investments Limited (ACN 066 862 977)
Bizserv Pty Ltd (ACN 94234812)
CAPITAL 121 PTY LIMITED (ACN 3148187)
CB-CLARI Pty Limited (ACN 1826884)
CB-CLFIA Limited (ACN 3123233)
CB-CLMM Limited (ACN 6507731)
CB-CLPSG Limited (ACN 2585695)
CB-CLSA Limited (ACN 3774865)
CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA International Finance Pty Limited (ACN 63487589)
CBA Investments Limited (ACN 835423)
CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBFC Leasing Pty Limited (ACN 8520965)
CBFC Properties Pty Limited (ACN 770454)
CFS Managed Property Limited (ACN 6464428)
Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
CISL (Hazelwood) Pty Limited (ACN 74747185)
CMG Asia Limited (ACN)
CMG Asia Trustee Company Limited (ACN)
CMG CH China Investments Limited (ACN 61513675)
Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance Limited (ACN 67105435)
Colonial Financial Management Limited (ACN 7299498)
Colonial First State Group Limited (ACN 4405556)
Colonial First State Private Capital Limited (ACN 2785739)
Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Property Investment Limited (ACN 3466117)
Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial Investment Services Ltd (ACN 2451970)
Colonial LGA Holdings Limited (ACN 1634439)
Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Net Limited (ACN 2902712)
Colonial PCA Properties Ltd (ACN 3354247)
Colonial Portfolio Services Limited (ACN 66649241)
Colonial Services Pty Limited (ACN 75733023)
Colonial State Residual (No 1) Pty Ltd (ACN 3909402)
Colonial Statutory Funds Management Limited (ACN 2807221)
Colonial Trade Services (Hong Kong) Limited (ACN)
Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
COMMONWEALTH FINANCIAL PLANNING LIMITED (ACN 3900169)
Commonwealth Funds Management Limited (CFM) (ACN 52289442)

Commonwealth Group Pty Limited (ACN 87485078)
Commonwealth Insurance Limited (ACN 67524216)
Commonwealth Investments Pty Limited (ACN 65166305)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)
COMMWEALTH INTERNATIONAL HOLDINGS PTY LIMITED (ACN 74025371)
CST Securitisation Management Limited (ACN 80151337)
Emerald Holding Company Limited (ACN 66147528)
Financial Wisdom Limited (ACN 6646108)
First State Investment International Limited (Regd Scot 79063)
FIRST STATE INVESTMENT MANAGERS (ASIA) LIMITED (ACN 54571701)
First State Investments (Hong Kong) Limited (206616)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)
First State Nominees (Hong Kong) Ltd (206615)
FIVE D PROPERTY MANAGEMENT (QLD) PTY LTD (ACN 7301573)
FIVE D PROPERTY MANAGEMENT (VIC) PTY LTD (ACN 7301591)
Fleet Care Services Pty Ltd (ACN 74503530)
Gandel Chambers Pty Ltd (ACN 104 741 102)
GATX Rail (BY-2) Pty Limited (ACN 90495980)
GATX Rail (BY-4) Pty Limited (ACN 90495962)
GATX Rail (SW-2) Pty Limited (ACN 90496030)
GATX Rail (SW-4) Pty Limited (ACN 90496012)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)
Hazelwood Investment Company Pty Limited (ACN 75041360)
HIC Finance Pty Limited (ACN 75495528)
Infravest (No 1) Limited (ACN 60472522)
Investment Co Pty Ltd (ACN 83405627)
Jacques Martin Pty Ltd (ACN 6100830)
Lazarose Pty Ltd (ACN 3816448)
LG Inc. (ACN)
Nimitz Nominees Pty Ltd (ACN 3505959)
Perpetual Stock Pty Limited (ACN 65094886)
Preferred Capital Limited (ACN 101 938 176)
RVG Administration Company Pty Limited (ACN 70835344)
SBN Nominees Pty Ltd (ACN 3501773)
SBV Nominees Limited (ACN 6291854)
Securitisation Custodian Pty Limited (ACN 76980704)
Share Investments Pty Limited (ACN 54210276)
SIF Railway No 2 Pty Limited (ACN 96458758)
SME Equities Limited (ACN 78207780)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)
Sparad (No 26) Pty Limited (ACN 54797965)
Super Partners Pty Limited (ACN 81837961)
The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)

Commonwealth Insurance Holdings Limited (ACN 88327959)
Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Property Pty Limited (ACN 94052436)
COMMSERVE FINANCIAL LTD
Comsec Trading Limited (ACN 3485952)
Darontin Pty Ltd (ACN 7029209)
Fazen Pty Ltd (ACN 3066760)
First State (Hong Kong) LLC (F8489)
First State Investment Management (UK) Limited (Regd Scotland 47708)
First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Singapore) (196900420D)
First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
FIVE D PROPERTY MANAGEMENT (NSW) PTY LTD (ACN 7301582)
FIVE D PROPERTY MANAGEMENT (SA) PTY LTD (ACN 7322438)
FIVE D PROPERTY MANAGEMENT (WA) PTY LTD (ACN 83531579)
Fouron Pty Ltd (ACN 3066840)
GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (Victoria) Pty Limited (ACN 90065964)
Goldman Sachs (Asia) L.L.C (ABN 35 717 040 327)
HFV6 PTY LIMITED (ACN 76980740)
Homepath Pty Limited (ACN 81986530)
Infravest (No 2) Limited (ACN 71656865)
Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Keystone Financial Services Ltd (ACN 65021418)
Leaseway Transportation Pty Limited (ACN 78463457)
MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
P. and B. Properties Pty Ltd (ACN 9499512)
PFM Holdings Pty Ltd (ACN 3290597)
Retail Investor Pty Limited (ACN 60625194)
S.B.T. Properties Pty Ltd (ACN 9517328)
SBSSW (Delaware) Inc (ACN)
Securitisation Advisory Services Pty Limited (ACN 64133946)
Senbary Pty Limited (ACN 83183242)
SIF Railway No 1 Pty Limited (ACN 96458730)
SME Custodians Pty Ltd (ACN 81924110)
SME Growth Limited (ACN 79678194)
Sparad (No 24) Pty Limited (ACN 57975087)
State Nominees Limited (ACN 677350)
Tactical Global Management Limited (ACN 77796411)
Vanoti Pty Ltd (ACN 3519284)
Wezen Pty Ltd (ACN 3501817)

End of Annexure A

This is the Annexure marked "B" of 5 pages referred to in the Notice of Substantial Shareholding dated 29 August 2006.

Colonial First State Inv Managers
Transaction listing for the period 22/07/2006 to 29/08/2006 (as per F10 function)
For Security ALL.AU Aristocrat Leisure Limited

Fund	Pfolio	Trans.	Ccy	Date	Units		Cost/Proceeds	
CC	IGRF	OS-SAL	AUD	24/07/2006	-2955		-34224.36	
CC	IGRF	OS-SAL	AUD	02/08/2006	-2016		-23719.45	
CC	IGRF	OS-SAL	AUD	21/08/2006	-10573		-130171.3	
CC	IGRF	OS-SAL	AUD	22/08/2006	-727		-8415.22	
						-16271		-196530.3
TOTAL						**-16271**		**-196530.3**
CF	LAEQ	OS-SAL	AUD	25/07/2006	-8332		-99150.8	
CF	LAEQ	OS-PUR	AUD	25/08/2006	3535		41710.88	
						-4797		-57439.92
CF	LGEIT	OS-SAL	AUD	25/07/2006	-7796		-92772.4	
CF	LGEIT	OS-PUR	AUD	25/08/2006	24036		283610.4	
						16240		190838
TOTAL						**11443**		**133398.1**
CL	G3C	OS-SAL	AUD	24/07/2006	-9949		-115227.8	
CL	G3C	OS-SAL	AUD	21/08/2006	-32256		-397125.2	
CL	G3C	OS-SAL	AUD	22/08/2006	-4447		-51475.2	
						-46652		-563828.2
TOTAL						**-46652**		**-563828.2**
CM	EABS01	OS-SAL	AUD	24/07/2006	-3439		-39798.88	
CM	EABS01	OS-PUR	AUD	28/07/2006	404		4900.73	
CM	EABS01	OS-SAL	AUD	28/07/2006	-2216		-26788.79	
CM	EABS01	OS-SAL	AUD	28/07/2006	-4445		-53744.97	
CM	EABS01	OS-PUR	AUD	08/08/2006	200		2375.65	
CM	EABS01	OS-PUR	AUD	16/08/2006	461		5556.62	
CM	EABS01	OS-PUR	AUD	24/08/2006	1679		19919.16	
CM	EABS01	OS-PUR	AUD	28/08/2006	647		7704.21	
CM	EABS01	OS-PUR	AUD	29/08/2006	647		7821.1	
						-6062		-72055.17
CM	EABS03	OS-PUR	AUD	28/07/2006	24255		293892.3	
CM	EABS03	OS-PUR	AUD	31/07/2006	15161		184193.3	
CM	EABS03	OS-PUR	AUD	02/08/2006	7912		92886.93	
CM	EABS03	OS-PUR	AUD	03/08/2006	9131		106873	
CM	EABS03	OS-PUR	AUD	08/08/2006	18182		215478.4	
CM	EABS03	OS-PUR	AUD	11/08/2006	12173		145840.1	
CM	EABS03	OS-PUR	AUD	14/08/2006	1218		14580.19	
CM	EABS03	OS-PUR	AUD	15/08/2006	6941		83484.56	
CM	EABS03	OS-PUR	AUD	21/08/2006	5922		71246.1	
CM	EABS03	OS-PUR	AUD	23/08/2006	1644		19276.83	

CM	EABS03	OS-PUR	AUD	24/08/2006	2240		26263.93	
CM	EABS03	OS-PUR	AUD	25/08/2006	9270		109282.5	
CM	EABS03	OS-PUR	AUD	25/08/2006	6179		72913.19	
CM	EABS03	OS-PUR	AUD	25/08/2006	6179		72913.19	
CM	EABS03	OS-PUR	AUD	28/08/2006	4222		50078.48	
CM	EABS03	OS-PUR	AUD	29/08/2006	5561		66906.9	
						136190		1626110
CM	EASS03	OS-SAL	AUD	09/08/2006	-27000		-320983	
CM	EASS03	OS-PUR	AUD	14/08/2006	900		10962	
CM	EASS03	OS-SAL	AUD	22/08/2006	-32850		-382891.6	
CM	EASS03	OS-SAL	AUD	23/08/2006	-30800		-363230.6	
CM	EASS03	OS-SAL	AUD	24/08/2006	-26150		-307176.8	
						-115900		-1363320
CM	EASS04	OS-PUR	AUD	26/07/2006	41928		496369.6	
CM	EASS04	OS-PUR	AUD	26/07/2006	27952		331043.9	
CM	EASS04	OS-PUR	AUD	27/07/2006	44623		528243.4	
CM	EASS04	OS-PUR	AUD	28/07/2006	59146		713439.8	
CM	EASS04	OS-PUR	AUD	28/07/2006	30756		371381.9	
CM	EASS04	OS-PUR	AUD	01/08/2006	17460		209512.1	
CM	EASS04	OS-PUR	AUD	02/08/2006	23047		271459.1	
CM	EASS04	OS-PUR	AUD	03/08/2006	5367		62778.49	
CM	EASS04	OS-PUR	AUD	04/08/2006	20175		236335.3	
CM	EASS04	OS-PUR	AUD	04/08/2006	9817		114858.9	
CM	EASS04	OS-SAL	AUD	17/08/2006	-5758		-71316.04	
CM	EASS04	OS-SAL	AUD	18/08/2006	-16550		-204979.3	
CM	EASS04	OS-SAL	AUD	21/08/2006	-7204		-89103.35	
CM	EASS04	OS-PUR	AUD	22/08/2006	274		3153.5	
CM	EASS04	OS-PUR	AUD	22/08/2006	45714		534576	
CM	EASS04	OS-SAL	AUD	23/08/2006	-19830		-231640.3	
CM	EASS04	OS-PUR	AUD	25/08/2006	10961		128924	
						287878		3405037
CM	EASS06	OS-PUR	AUD	26/07/2006	11100		131563.1	
						11100		131563.1
CM	EASS10	OS-SAL	AUD	24/07/2006	-8052		-93236.94	
CM	EASS10	OS-SAL	AUD	09/08/2006	-2910		-34598.31	
CM	EASS10	OS-SAL	AUD	10/08/2006	-6464		-78293.8	
CM	EASS10	OS-SAL	AUD	16/08/2006	-6349		-76163.12	
CM	EASS10	OS-SAL	AUD	22/08/2006	-1243		-14629.93	
CM	EASS10	OS-SAL	AUD	22/08/2006	-2812		-33327.13	
CM	EASS10	OS-SAL	AUD	23/08/2006	-10456		-123300.3	
						-38286		-453549.6
CM	EASS11	OS-PUR	AUD	27/07/2006	5688		67624.56	
CM	EASS11	OS-PUR	AUD	28/07/2006	16285		196435.4	
CM	EASS11	OS-PUR	AUD	28/07/2006	8468		102252	
CM	EASS11	OS-PUR	AUD	03/08/2006	1427		16630.74	
CM	EASS11	OS-SAL	AUD	04/08/2006	-2031		-23700.61	
CM	EASS11	OS-SAL	AUD	04/08/2006	-4819		-56382.3	
CM	EASS11	OS-PUR	AUD	08/08/2006	1699		19905.48	
CM	EASS11	OS-SAL	AUD	11/08/2006	-3526		-42184.1	
CM	EASS11	OS-SAL	AUD	11/08/2006	-23191		-278292	
						0		2289.13
CM	EASS15	OS-PUR	AUD	25/07/2006	1042		12439.94	
CM	EASS15	OS-PUR	AUD	22/08/2006	1229		14436.36	
						2271		26876.3
CM	EASS17	OS-PUR	AUD	24/07/2006	2867		33395.3	
CM	EASS17	OS-PUR	AUD	25/07/2006	5655		67421.58	

CM	EASS17	OS-PUR	AUD	26/07/2006	1434		16965.72	
CM	EASS17	OS-PUR	AUD	26/07/2006	5447		64657.2	
CM	EASS17	OS-PUR	AUD	04/08/2006	5307		62181.85	
CM	EASS17	OS-PUR	AUD	07/08/2006	4913		57617.08	
CM	EASS17	OS-PUR	AUD	08/08/2006	488		5699.08	
CM	EASS17	OS-PUR	AUD	22/08/2006	1166		13326.46	
CM	EASS17	OS-PUR	AUD	24/08/2006	2696		31618.9	
CM	EASS17	OS-PUR	AUD	24/08/2006	3108		36456.78	
						33081		389340
CM	EASS18	OS-PUR	AUD	24/07/2006	4532		52789.52	
CM	EASS18	OS-PUR	AUD	25/07/2006	8939		106575	
CM	EASS18	OS-PUR	AUD	26/07/2006	2266		26809.13	
CM	EASS18	OS-PUR	AUD	26/07/2006	8613		102238.4	
CM	EASS18	OS-PUR	AUD	04/08/2006	34248		401282	
CM	EASS18	OS-PUR	AUD	07/08/2006	31710		371878.2	
CM	EASS18	OS-PUR	AUD	08/08/2006	3147		36752.08	
CM	EASS18	OS-PUR	AUD	22/08/2006	6782		77512.92	
CM	EASS18	OS-PUR	AUD	24/08/2006	15688		183990.1	
CM	EASS18	OS-PUR	AUD	24/08/2006	18085		212136.7	
						134010		1571964
CM	EASS19	OS-PUR	AUD	28/07/2006	135767		1645057	
CM	EASS19	OS-PUR	AUD	31/07/2006	84856		1030928	
CM	EASS19	OS-PUR	AUD	02/08/2006	44249		519483.6	
CM	EASS19	OS-PUR	AUD	03/08/2006	51075		597803.1	
CM	EASS19	OS-PUR	AUD	08/08/2006	102838		1218753	
CM	EASS19	OS-PUR	AUD	11/08/2006	68846		824817.9	
CM	EASS19	OS-PUR	AUD	14/08/2006	6914		82764.7	
CM	EASS19	OS-PUR	AUD	15/08/2006	39409		474001.3	
CM	EASS19	OS-PUR	AUD	21/08/2006	34454		414507.5	
CM	EASS19	OS-PUR	AUD	22/08/2006	1504		17641.89	
CM	EASS19	OS-PUR	AUD	23/08/2006	9185		107699.4	
CM	EASS19	OS-PUR	AUD	24/08/2006	12199		143032.9	
CM	EASS19	OS-PUR	AUD	25/08/2006	51788		610520	
CM	EASS19	OS-PUR	AUD	25/08/2006	34525		407400.6	
CM	EASS19	OS-PUR	AUD	25/08/2006	34525		407400.6	
CM	EASS19	OS-PUR	AUD	28/08/2006	23820		282536.6	
CM	EASS19	OS-PUR	AUD	29/08/2006	31013		373131.4	
						766967		9157480
CM	EASS22	OS-SAL	AUD	14/08/2006	-996		-12162.49	
CM	EASS22	OS-SAL	AUD	15/08/2006	-635		-7628.22	
						-1631		-19790.71
CM	EDIS05	OS-PUR	AUD	09/08/2006	2500		29863.6	
CM	EDIS05	OS-SAL	AUD	17/08/2006	-1400		-17198.39	
						1100		12665.21
TOTAL						**1210718**		**14414609**
CP	AMPEQ	OS-PUR	AUD	24/07/2006	11300		131550.7	
CP	AMPEQ	OS-PUR	AUD	25/07/2006	19600		234085.3	
CP	AMPEQ	OS-SAL	AUD	18/08/2006	-21000		-260234.1	
CP	AMPEQ	OS-PUR	AUD	23/08/2006	17292		204331	
CP	AMPEQ	OS-PUR	AUD	23/08/2006	33982		402635.2	
CP	AMPEQ	OS-PUR	AUD	24/08/2006	48519		572969.8	
CP	AMPEQ	OS-PUR	AUD	24/08/2006	3207		37900.78	
CP	AMPEQ	OS-PUR	AUD	28/08/2006	15288		181288.3	
CP	AMPEQ	OS-PUR	AUD	29/08/2006	9988		120345.4	

						138176		1624872
CP	ASBAE	OS-PUR	AUD	25/07/2006	100		1194.24	
CP	ASBAE	OS-PUR	AUD	23/08/2006	784		9288.63	
CP	ASBAE	OS-PUR	AUD	23/08/2006	399		4714.49	
CP	ASBAE	OS-PUR	AUD	24/08/2006	1235		14583.44	
CP	ASBAE	OS-PUR	AUD	24/08/2006	82		969.05	
CP	ASBAE	OS-PUR	AUD	28/08/2006	341		4043.39	
CP	ASBAE	OS-PUR	AUD	29/08/2006	223		2686.76	
						3164		37480
CP	CEQU	OS-PUR	AUD	24/07/2006	3000		34924.97	
CP	CEQU	OS-PUR	AUD	25/07/2006	5600		66881.51	
CP	CEQU	OS-SAL	AUD	18/08/2006	-5500		-68156.55	
CP	CEQU	OS-PUR	AUD	23/08/2006	9410		111494.2	
CP	CEQU	OS-PUR	AUD	23/08/2006	4789		56589.23	
CP	CEQU	OS-PUR	AUD	24/08/2006	14821		175023.9	
CP	CEQU	OS-PUR	AUD	24/08/2006	980		11581.78	
CP	CEQU	OS-PUR	AUD	28/08/2006	4932		58484.68	
CP	CEQU	OS-PUR	AUD	29/08/2006	3222		38821.87	
						41254		485645.6
CP	CIMP	OS-PUR	AUD	24/07/2006	29000		337608	
CP	CIMP	OS-PUR	AUD	25/07/2006	104000		1242085	
CP	CIMP	OS-SAL	AUD	18/08/2006	-54000		-669173.4	
CP	CIMP	OS-PUR	AUD	23/08/2006	151088		1790164	
CP	CIMP	OS-PUR	AUD	23/08/2006	76884		908500	
CP	CIMP	OS-PUR	AUD	24/08/2006	218579		2581240	
CP	CIMP	OS-PUR	AUD	24/08/2006	14449		170760.3	
CP	CIMP	OS-PUR	AUD	28/08/2006	70182		832232.8	
CP	CIMP	OS-PUR	AUD	29/08/2006	45851		552458.6	
						656033		7745875
CP	MACEQ	OS-PUR	AUD	24/07/2006	700		8148.65	
CP	MACEQ	OS-PUR	AUD	25/07/2006	1300		15525.1	
CP	MACEQ	OS-PUR	AUD	23/08/2006	1830		21681.38	
CP	MACEQ	OS-PUR	AUD	23/08/2006	931		11000.48	
CP	MACEQ	OS-PUR	AUD	24/08/2006	188		2221.73	
CP	MACEQ	OS-PUR	AUD	24/08/2006	2851		33665.88	
CP	MACEQ	OS-PUR	AUD	28/08/2006	1062		12592.63	
CP	MACEQ	OS-PUR	AUD	29/08/2006	694		8361.48	
						9556		113197.3
CP	MACSN	OS-SAL	AUD	17/08/2006	-2766		-33989.44	
CP	MACSN	OS-SAL	AUD	21/08/2006	-3805		-46848.84	
CP	MACSN	OS-SAL	AUD	22/08/2006	-449		-5197.62	
						-7020		-86035.9
CP	NOME	OS-SAL	AUD	25/08/2006	-1400		-16453.7	
						-1400		-16453.7
CP	UTIND	OS-PUR	AUD	11/08/2006	2900		34852.51	
						2900		34852.51
CP	WDEQ	OS-SAL	AUD	24/07/2006	-1280		-14819.99	
						-1280		-14819.99
CP	WEQC	OS-PUR	AUD	02/08/2006	2016		23719.45	
CP	WEQC	OS-SAL	AUD	21/08/2006	-10646		-131070	
CP	WEQC	OS-SAL	AUD	22/08/2006	-3510		-40629.18	
						-12140		-147979.8
CP	WEQU	OS-PUR	AUD	24/07/2006	29000		337608	
CP	WEQU	OS-PUR	AUD	25/07/2006	51000		609099.4	
CP	WEQU	OS-SAL	AUD	18/08/2006	-25500		-315998.6	
CP	WEQU	OS-PUR	AUD	23/08/2006	51345		606718.3	

CP	WEQU	OS-PUR	AUD	23/08/2006	100899		1195500	
CP	WEQU	OS-PUR	AUD	24/08/2006	142346		1680990	
CP	WEQU	OS-PUR	AUD	24/08/2006	9410		111208.7	
CP	WEQU	OS-PUR	AUD	28/08/2006	53111		629801.3	
CP	WEQU	OS-PUR	AUD	29/08/2006	34698		418076.1	
						446309		5273004
CP	WGRS	OS-PUR	AUD	11/08/2006	200000		2402080	
CP	WGRS	OS-PUR	AUD	14/08/2006	142782		1743985	
CP	WGRS	OS-PUR	AUD	15/08/2006	70107		844009.1	
CP	WGRS	OS-PUR	AUD	16/08/2006	37111		446302	
						450000		5436376
CP	WIMP	OS-PUR	AUD	24/07/2006	60000		698499.3	
CP	WIMP	OS-PUR	AUD	25/07/2006	142000		1695924	
CP	WIMP	OS-PUR	AUD	18/08/2006	106000		1313563	
CP	WIMP	OS-PUR	AUD	23/08/2006	229507		2719310	
CP	WIMP	OS-PUR	AUD	23/08/2006	116790		1380049	
CP	WIMP	OS-PUR	AUD	24/08/2006	328019		3873637	
CP	WIMP	OS-PUR	AUD	24/08/2006	21684		256264.6	
CP	WIMP	OS-PUR	AUD	28/08/2006	105084		1246108	
CP	WIMP	OS-PUR	AUD	29/08/2006	68652		827187.7	
						1177736		14010542
CP	WISH	OS-PUR	AUD	28/07/2006	70352		851254.1	
CP	WISH	OS-PUR	AUD	31/07/2006	29648		359380.7	
CP	WISH	OS-PUR	AUD	03/08/2006	85611		1001838	
CP	WISH	OS-PUR	AUD	04/08/2006	49389		578604.2	
						235000		2791077
TOTAL						**3138288**		**37287631**
P2	WASS01	OS-SAL	AUD	08/08/2006	-33571		-399830.6	
P2	WASS01	OS-SAL	AUD	21/08/2006	-27233		-335283.7	
P2	WASS01	OS-SAL	AUD	22/08/2006	-2903		-33603	
						-63707		-768717.3
P2	WASS02	OS-PUR	AUD	08/08/2006	33571		399830.6	
P2	WASS02	OS-PUR	AUD	09/08/2006	12645		150602	
P2	WASS02	OS-PUR	AUD	09/08/2006	290005		3451033	
P2	WASS02	OS-PUR	AUD	17/08/2006	92000		1138660	
						428221		5140126
P2	WASS06	OS-PUR	AUD	25/07/2006	2472		29512.03	
P2	WASS06	OS-SAL	AUD	02/08/2006	-6020		-70845.92	
P2	WASS06	OS-SAL	AUD	09/08/2006	-12645		-150602	
P2	WASS06	OS-SAL	AUD	11/08/2006	-2333		-27907.64	
P2	WASS06	OS-SAL	AUD	29/08/2006	-4565		-54802.1	
						-23091		-274645.6
TOTAL						**341423**		**4096763**
	*6704387	OS-PUR	AUD	22/08/2006	420		4926.6	
TOTAL						**420**		**4926.6**
GRAND TOTAL						**4639369**		**55176970**

Australian Securities & Investments Commission

RECEIVED

OFFICE USE ONLY: 1F

Form 484

Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

All mandatory fields will be identified with an *.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name *
ARISTOCRAT LEISURE LIMITED

ACN/ABN *
002 818 368

Corporate key *
44640741

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
MANI PHOMPIDA

ASIC registered agent number (if applicable)

Telephone number
02 9413 6738

Postal address
PO BOX 808
LANE COVE NSW 1595

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs 10 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name *
JOHN CARR-GREGG

Capacity *
☐ Director
☑ Company secretary

Signature

Date signed
12 September 2006 (dd/mm/yyyy)

This form must be **SIGNED** and **DATED** by a current officeholder after it is **PRINTED**

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email Click here to send ASIC an email.
Web www.asic.gov.au

Change Notification Page

Please notify the changes you wish to make by selecting at least one of the tick boxes available below. Your tickbox selections will generate the appropriate section(s) which will appear after this page.

- A1 ☐ Change of address
- A2 ☐ Change a name for officeholder or members
- A3 ☐ Change of ultimate holding company details
- B1 ☐ Cease an officeholder
- B2 ☐ Appoint an officeholder
- B3 ☐ Change to special purpose company status

Click on the button below if you need assistance in making your selection

Form 484 Guide

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC of changes to the shares and/or members register, select the appropriate tickbox below.
Please wait until the table displays showing the appropriate sections that you should complete.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
C ☐ Issue of shares C ☑ Cancellation of shares — ☐ Proprietary company — ☑ Public company —— ☐ If in response to the Annual company statement —— ☑ If not in response to the Annual company statement				

- C ☐ Transfer of shares
- C ☐ Changes to amounts paid
- C ☐ Changes to beneficial ownership

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

- [ ] Redeemable preference shares – **S.254J**
- [ ] Capital reduction – **S.256A – S.256E**
- [x] Share buy-back – **ss.257H(3)**
  - [ ] Minimum holding buy-back by listed company
  - [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place.
- [ ] Forfeited shares – **S.258D**
- [ ] Shares returned to a public company – **ss.258E(2) & (3)**
- [ ] Other

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	834469	$9,856,580.62

Earliest date of change
Please indicate the earliest date that any of the above changes occurred *

29/08/2006 (dd/mm/yyyy)

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

- [ ] Yes
- [x] No





28 September 2006

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Aristocrat Leisure Limited

ANZ gives this notice of initial substantial holding in respect of Aristocrat Leisure Limited.

Yours faithfully

John Priestley

Company Secretary

Form **603**

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Aristocrat Leisure Limited (the "**Entity**")
ACN/ARSN	002 818 368

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 (**"ANZ"**) on behalf of itself and each of its controlled bodies corporate (**"ANZ Subsidiaries"**) named in the list of 7 pages annexed to this notice and marked "A".

1. Details of substantial holder[1]

Name	Australia and New Zealand Banking Group Limited ("**ANZ**")
ACN/ARSN (if applicable)	005 357 522
The holder became aware that it was a substantial holder on	22/09/2006

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate [2] had a relevant interest [3] in on the date the substantial holder became a substantial holder are as follows:

Class of securities [4]	Number of securities	Persons' votes [5]	Voting power [6]
Ordinary Fully Paid Shares	24,374,492	24,374,492	5.21%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest [7]	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("**INGA**") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	24,062,576 Ordinary Fully Paid Shares
ANZ Executors & Trustee Company Limited ("**ANZET**")	Registered Holder	311,916 Ordinary Fully Paid Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
ANZ and each of the ANZ Subsidiaries	ANZ Nominees Limited	ING Life Limited	11,659,645 Ordinary Fully Paid Shares
		ANZ Managed Investments Limited	3,809,083 Ordinary Fully Paid Shares
		ANZ Life Assurance Company Limited	232,794 Ordinary Fully Paid Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Blue Chip Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Blue Chip Pool	2,238,250 Ordinary Fully Paid Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Pooled Australian Share Fund	Believed to be Chase Manhattan Nominees Limited as custodian for Pooled Australian Share Fund	5,344,230 Ordinary Fully Paid Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Tax Effective Income Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Tax Effective Income Trust	778,574 Ordinary Fully Paid Shares
	ANZET	As trustee for Various Estates, Private Clients and Common Funds	311,916 Ordinary Fully Paid Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	10/07/06	$125,971.21	Not applicable	10,025 Ordinary Fully Paid Shares
	21/07/06	$506,505.50	Not applicable	43,000 Ordinary Fully Paid Shares
	08/08/06	$74,190.58	Not applicable	6,248 Ordinary Fully Paid Shares
	09/08/06	$1,551,712.00	Not applicable	129,900 Ordinary Fully Paid Shares
	17/08/06	$18,527.37	Not applicable	1,501 Ordinary Fully Paid Shares
	08/09/06	$573,451.70	Not applicable	45,000 Ordinary Fully Paid Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000

ANZ Subsidiaries	As set out in the list of 7 pages annexed to this notice and marked "A"
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

print name John Priestley Capacity Secretary

Sign here Date 28 September 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 12 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annexure "A"

This is the Annexure of 7 pages marked "A" referred to in the form 603 Notice of initial substantial holder

Signed by me and dated 28 September 2006

………………………………

John Priestley - Secretary

Australia and New Zealand Banking Group Limited

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
Australia	AFT Investors Services Pty Ltd		1	3/05/54
Australia	Alliance Holdings Limited		1	9/08/56
American Samoa	Amerika Samoa Bank Inc.		21	26/05/78
Australia	ANZcover Insurance Pty Ltd		1	24/04/98
Australia	ANZEST Pty Ltd		1	17/10/97
Australia	ANZ Adelaide Group Pty Ltd		1	21/12/28
Australia	Penplaza Investments Pty. Limited		1	11/04/90
Australia	ANZ Aircraft Finance Pty Ltd		1	7/07/94
Australia	ANZ Alternate Assets Holding Company Pty Ltd (1 share held by ANZ National Bank Limited)		1	15/06/06
Australia	ANZ Business Equity Fund Limited		1	15/06/06
USA, New York	ANZ BGH LLC		30	25/05/04
Australia	ANZ Capel Court Limited		1	22/04/69
Australia	ANZIS Holdings Pty Ltd	60%	1	17/11/00
Australia	ANZ Infrastructure Services Ltd (owned 87.5% by ANZ Capel Court Limited & 12.5% by ANZIS Holdings Pty Ltd)		1	1/12/00
Australia	Capel Court International Investments Pty Ltd		1	9/01/85
Australia	ANZ Capital Funding Pty Ltd		1	11/08/03
Australia	ANZ Capital Hedging Pty Ltd		1	27/09/85
USA, Delaware	ANZ Capital LLC I		30	18/11/03
USA, Delaware	ANZ Capital LLC II		30	18/11/03
USA,Delaware	ANZ Capital LLC III (owned 98 % by ANZ & 2% by ANZ Funds Pty Ltd)		30	19/11/04
Australia	ANZ Commodity Trading Pty Ltd		1	3/05/01
Australia	ANZ Custodians Pty Ltd		1	9/05/97
USA, Delaware	ANZ (Delaware) Inc.		3	17/08/83
Australia	ANZ Executors & Trustee Company Limited		1	17/03/83
Australia	ANZ Executors & Trustee Company (Canberra) Limited		1	19/05/60
Australia	ANZ Fiduciary Services Pty Ltd		1	28/05/02
American Samoa	ANZ Finance American Samoa, Inc		21	2/05/04
Australia	ANZ Financial Products Pty Ltd		1	5/07/94
Australia	ANZ Funds Pty. Ltd.		1	13/03/64
Samoa	ANZ Bank (Samoa) Limited		6	1/10/90
England	ANZ Bank (Europe) Limited		13	22/04/87

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
England	ANZ Jackson Funding plc (1 Share held by ANZ)		13	15/11/04
New Zealand	ANZ Holdings (New Zealand) Limited		36	30/03/88
New Zealand	ANZ National Bank Limited		5	23/10/79
New Zealand	ANZ Capital NZ Limited		36	8/12/00
New Zealand	ANZ National (Int'l) Limited		36	8/12/86
New Zealand	ANZ National Staff Superannuation Limited		36	10/05/06
New Zealand	ANZ Investment Services (New Zealand) Limited		36	17/02/88
New Zealand	Arawata Assets Limited		36	4/05/90
New Zealand	Arawata Finance Limited		36	10/06/81
New Zealand	Arawata Capital Limited		36	01/09/05
New Zealand	APAC Investments Limited	65%	26	17/08/05
New Zealand	Amberley Investments Limited	50%	36	10/03/03
New Zealand	Burnley Investments Limited		36	27/06/02
New Zealand	Cortland Finance Limited		36	24/08/00
New Zealand	Culver Finance Limited		36	26/04/01
New Zealand	Sefton Finance Limited		36	7/02/03
New Zealand	Arawata Holdings Limited		36	2/08/85
New Zealand	Harcourt Corporation Limited		36	27/06/85
New Zealand	Airlie Investments Limited		36	15/05/02
New Zealand	Nerine Finance No 2	65%	2	14/06/02
New Zealand	Corvine Investments Limited		36	10/10/00
New Zealand	Harcourt Investments Limited		36	24/07/01
United States	Maplestead Corporation		24	27/10/00
New Zealand	Karapiro Investments Limited		36	13/10/97
New Zealand	Urchin Productions Limited		36	27/02/73
New Zealand	Arawata Securities Limited		36	13/08/85
New Zealand	Arawata Trust Company		36	8/11/05
New Zealand	Direct Broking Limited		TBA	TBA
New Zealand	Direct Nominees Limited		TBA	TBA
New Zealand	Endeavour Finance Limited		36	24/09/99
New Zealand	Endeavour Caterpillar New Zealand Finance Company	>1% #	5	9/11/01
New Zealand	Tui Endeavour Limited		36	10/07/92
New Zealand	Endeavour Securities Limited		36	24/09/99
New Zealand	National Bank of New Zealand Custodian Limited		36	24/09/48
New Zealand	Alos Holdings Limited		36	12/06/87
New Zealand	NBNZ Finance Limited		36	15/06/87
New Zealand	NBNZ Holdings Limited		36	7/03/89
New Zealand	BHI Investments Limited		36	13/09/85
British Virgin Is	CBC Finance Limited		33	31/08/98
Hong Kong	NBNZ Holdings Hong Kong Limited		35	16/12/88
New Zealand	NBNZ Investment Services Limited		36	21/04/04
New Zealand	NBNZ Life Insurance Limited		36	26/05/89
New Zealand	Private Nominees Limited		36	9/11/04
New Zealand	Salient Holdings		36	17/03/99
New Zealand	Salient Holdings No. 2		36	25/06/99
New Zealand	South Pacific Merchant Finance Limited		36	14/07/72

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
New Zealand	Southpac Corporation Limited		36	14/03/72
New Zealand	Control Nominees Limited		36	30/07/83
New Zealand	Trillium Holdings Limited		36	17/03/99
New Zealand	Tui Securities Limited		36	19/12/00
New Zealand	UDC Finance Limited		36	1/04/38
New Zealand	Truck Leasing Limited		36	14/02/90
New Zealand	Eftpos New Zealand Limited		36	8/06/94
New Zealand	Samson Funding Limited		36	4/11/03
India	ANZ Capital Pvt. Limited		27	7/11/01
Hong Kong	ANZ International (Hong Kong) Limited (1 Share-Wilgrist Nominee Limited)		16	10/10/72
Hong Kong	ANZ Asia Limited (1 share -Wilgrist Nominees Limited & Wilvestor Ltd)		16	16/12/80
Vanuatu	ANZ Bank (Vanuatu) Limited		7	3/09/85
Vanuatu	La Serigne Limited	99%	7	13/12/91
Vanuatu	Whitehall Investments Limited (owned 50% by ANZ Bank (Vanuatu) Limited & La Serigne Limited)		7	30/10/01
Singapore	ANZ International Private Limited		14	10/02/87
Singapore	ANZCOVER Pte. Ltd.		15	9/05/87
Singapore	ANZ Singapore Limited		14	26/12/86
Singapore	ANZ IPB Nominees Pte Ltd		14	27/07/00
Singapore	Torridon Pte Ltd		14	5/08/97
India	ANZ Operations and Technology Pvt Limited		8	7/06/88
Cambodia	ANZ Royal Bank Cambodia Ltd	55%	4	25/11/04
Cook Islands	ANZ/V-Trac International Leasing Company	95%	19	16/09/98
Kiribati	Bank of Kiribati Ltd (25% owned by Republic of Kiribati)	75%	23	30/08/84
Australia	Binnstone Traders Pty Limited		1	29/04/69
Australia	Deori Pty Ltd		1	13/04/99
Australia	LFD Limited (owned 74.94 % by ANZ Funds - 25.06% by ANZ)		1	29/10/52
Australia	GNPL Pty Ltd		1	10/12/30
Australia	RFDL Pty Ltd		1	1/04/37
England	Minerva Holdings Limited (1 share - Brandts Nominees Limited*)		13	5/04/83
England	ANZEF Limited (1 share - Brandts Nominees Limited*)		13	1/01/34
England	ANZEF Leasing No. 1 Limited		13	17/08/89
England	ANZEF Leasing No. 2 Limited (owned 0.01% by Brandts Nominees Limited & Minerva Holdings Limited*, 0.39% by Citybank International PLC, 0.61% by Schroder Investments Co Ltd)	99%	13	18/01/90
Netherlands	ANZEF Investments (UK) B.V.		22	24/12/98
England	ANZ Distribution *(NB - this is an Unlimited Company)* (1 share - Brandts Nominees Limited*)		13	20/09/05
England	ANZ Emerging Markets Holdings Limited (1 share - Brandts Nominees Limited*)		13	20/10/59
England	ANZ Global Nominees Limited (1 share - Brandts Nominees Limited*)		13	13/12/85
England	ANZ Leasing Limited (1 share - Brandts Nominees Limited*)		13	11/04/83
England	ANZ Leasing (No. 2) Ltd (owned 0.01% by Gareth Campbell*)		13	19/06/73
USA, New York	ANZ Securities Inc.		12	7/04/94
England	ANZIM Limited		13	1/10/99

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
England	ANZMB Limited (owned 50% by Minerva Holdings Limited & Brandts Nominees Limited*)		13	3/03/52
England	Brandts Nominees Limited (owned 90% by Minerva Holdings Limited & 10% by Gareth Campbell*)	90%	13	22/02/34
England	Minerva Nominees Limited (owned 66.67 % by Minerva Holdings Limited - 33.33% by Brandts Nominees Limited*)		13	20/05/38
England	Minerva Nominees (No.2) Limited (owned 99% by Minerva Holdings Limited - 1% by Brandts Nominees Limited*)		13	18/07/67
Cayman Islands	Nichelle Limited		9	26/03/04
New Zealand	Norway Funds Limited		36	24/11/03
Australia	Town & Country Land Holdings Pty Ltd		1	30/09/91
Australia	Votraint No. 1103 Pty Limited		1	8/05/98
Australia	ANZ General Partner Pty Ltd		1	21/09/01
Australia	ANZ Holdings Pty Ltd		1	14/07/77
Australia	ANZ Infrastructure Investments Limited		17	5/12/95
Australia	ANZ Investment Holdings Pty Ltd		1	20/06/85
Australia	530 Collins Street Property Trust		1	
Australia	ANZ Investments Pty Ltd		1	14/07/77
Jersey	ANZ Jersey Limited (owned 50% by each of ANZ & Brandts Nominees Limited*)		10	4/03/98
Australia	ANZ Leasing Pty. Ltd.		1	11/04/83
Australia	ANZ Leasing (ACT) Pty. Ltd.		1	28/01/66
Australia	ANZ Leasing (NSW) Pty. Ltd.		1	27/11/81
Australia	ANZ Leasing (NT) Pty. Ltd.		1	6/02/85
Australia	ANZ Leasing (Vic) Pty. Ltd.		1	17/12/84
Australia	ANZ Lenders Mortgage Insurance Pty. Limited		1	3/02/59
USA, New York	ANZ Limited Partnership (owned 98.9% by ANZ & 1.09% by ANZ Realty Holdings (USA) Inc)		12	21/03/91
Australia	ANZ Margin Services Pty Limited		1	17/12/81
USA, New York	ANZ MPH LLC		12	15/12/03
Australia	ANZ Nominees Limited		1	14/07/77
Australia	ANZ Orchard Investments Pty Ltd		1	27/09/01
Brazil	ANZ Participacoes E Servicos Ltda		11	18/09/81
England	ANZ Pensions (UK) Limited (1 share - Brandts Nominees Limited*)		13	25/07/77
Australia	ANZ Private Equity Management Limited		1	15/06/06
Australia	ANZ Properties (Australia) Pty Ltd		1	14/03/68
Australia	Weelya Pty. Ltd.		1	20/05/85
USA, New York	ANZ Realty Holdings (USA) Inc		12	23/07/91
Australia	ANZ Rewards Pty Ltd		1	21/05/98
Australia	ANZ Rewards No. 2 Pty Ltd		1	21/05/98
Australia	ANZ Rural Products Pty Ltd		1	8/06/01
Australia	ANZ Securities (Holdings) Limited		1	6/05/70
Australia	ANZ Futures Pty Ltd		1	15/08/84

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
Australia	ANZIB Specialist Asset Management Limited		1	21/11/01
Australia	Cleveland Bay Water Pty Limited		1	22/08/05
Australia	Qld Gas Holdings Pty Ltd		1	22/9/06
Australia	Gas Investments Pty Ltd		1	22/9/06
Australia	Stadium Holdings Pty Ltd		1	25/9/06
Australia	Stadium Investments Pty Ltd		1	25/9/06
New Zealand	ANZ Securities (New Zealand) Limited		36	19/03/87
New Zealand	ANZMAC Securities (New Zealand) Nominees		36	19/09/90
USA, New York	ANZ Securities (USA) Inc		12	16/09/87
Australia	ANZ Securities Limited		1	20/06/73
Australia	ANZ Securities (Entrepot) Pty Ltd		1	8/01/87
Australia	ANZ Securities (Nominee) Pty Ltd		1	9/01/80
Australia	ANZ Underwriting Limited		1	28/06/71
Australia	ANZ Staff Superannuation (Australia) Pty. Limited		1	18/12/86
Australia	ANZ Technical Services Pty Ltd		1	19/12/97
Australia	ANZ Tradecentrix Pty Limited		1	7/02/01
Australia	Tradecentrix Pty Limited		1	18/01/01
PNG	Australia and New Zealand Banking Group (PNG) Limited		18	28/05/76
PNG	ANZ Investments (PNG) Limited		18	27/12/01
PNG	8 & 9 Chester Street Ltd		18	5/04/88
Australia	Azuria Australia Pty Ltd		1	17/09/03
Australia	Bellinz Pty Ltd		1	29/04/97
Cayman Islands	Coastal Horsham Pipeline 1 Ltd		28	24/07/96
USA, Delaware	Coastal Gas Pipelines Victoria LLC		24	20/06/97
Australia	Crebb No 6 Pty Ltd (owned 50% by ANZBGL & ANZ National Bank Limited)		1	15/06/01
Australia	E S & A Holdings Pty Ltd		1	14/07/77
Australia	E S & A Properties (Australia) Pty Ltd		1	28/08/61
Australia	Esanda Finance Corporation Limited		1	21/10/55
Australia	ANZ Rental Solutions Pty Ltd		1	29/06/59
Australia	ANZ Specialised Asset Finance Pty Ltd		1	15/09/83
Australia	Asset Rentals Pty Ltd		1	29/04/03
Australia	Eauto Pty Ltd		1	25/11/86
Australia	Fleet Partners Pty Limited		1	16/02/87
Australia	Loan Service Centre Pty Limited		1	18/06/90
Australia	Mercantile Credits Pty Ltd		1	11/07/35
Australia	ANZCAP Leasing Services Pty Ltd		1	5/07/74
Australia	ANZCAP Leasing (Vic.) Pty. Ltd.		1	15/09/83
Australia	FCA Finance Pty. Limited		1	29/04/58
Australia	Analed Pty. Ltd.		1	26/06/73
Australia	G-BNWF Aircraft Pty Ltd		1	18/05/00
Australia	G-BNWG Aircraft Pty Ltd		1	18/05/00
Australia	G-BNWK Aircraft Pty Ltd		1	18/05/00

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
Australia	G-BNWP Aircraft Pty Ltd		1	18/05/00
Australia	JIKK Pty Ltd		1	8/05/98
Australia	NMRB Finance Limited *(In Liquidation)*	N/A	N/A	23/08/74
Australia	NMRB Pty Ltd		1	14/02/86
Australia	NMRSB Pty Ltd		1	21/04/90
Indonesia	PT ANZ Panin Bank	85%	20	5/09/90
Fiji	Quest Limited (owned 50% by ANZ & ANZ Funds Pty Ltd)		29	9/01/01
USA	Specialist Equity (US), Inc		24	TBA
England	The Bank of Australasia *(In Liquidation)*	N/A	N/A	24/05/51
England	The London Bank of Australia *(In Liquidation)*	N/A	N/A	1893
England	The Union Bank of Australia Limited *(In Liquidation)*	N/A	N/A	1880
England	Upspring Limited		13	29/10/03
Australia	Zosterops Australia Pty Ltd		1	17/09/03

*** Held as bare nominee – no beneficial ownership**
 # Deemed controlled by Endeavour Finance Limited due control of voting

Annexure "A"

Registered Offices

1 Level 6, 100 Queen Street, Melbourne, Australia 3000

2 C/- Minter Ellison Rudd Watts, Level 17, 125 The Terrace, Wellington, New Zealand

3 C/O United States Corporation Company, 1013 Centre Road, Wilmington Delaware USA 19805

4 20 Kramuon Sar & Corner 67 Street, Phnom Penh, Cambodia

5 Ernst & Young, Level 14, 41 Shortland Street, Auckland, New Zealand

6 Beach Road, Apia, Samoa

7 C/O Hawkes Law, KPMG House, Rue Pasteur, Port Villa, Vanuatu

8 Embassy Golf Links BusinessPark, Off Intermediate Ring Road, Bangalore, India 560052

9 Ugland House, P O Box 309, South Church Street, Grand Cayman, Cayman Islands

10 Castle Street, St. Helier JE4 8ZH, Jersey, Channel Islands

11 Av - Rio Branco (Head Office) 01 Grupo 810 Rio de Janeiro RJ Brazil

12 6th Floor, 1177 Avenue of the Americas, New York, New York, USA 10036

13 Minerva House, Montague Close, London, SE1 9DH England

14 Raffles Place, #09-01 Ocean Towers, Singapore 048620

15 1 Raffles Place, 32-00 OUB Centre, Singapore, 048616

16 Suite 3101-3105, One Exchange Square, 8 Connaught Place, Central Hong Kong

17 Blake Dawson Waldron, Level 11, 12 Moore Street, Canberra ACT 2601

18 1st Floor, Defens Haus, Cnr Champion Parade & Hunter Street, Port Moresby, Papua New Guinea

19 C/ Trust Net (Cook Islands) Limited, CIDB Building, Avarua Raratonga, Cook Islands

20 Ground & 1st Floor, Panin Bank Centre, Jl Jend Sudirman (Senayan) Jakarta, Indonesia, 10270

21 Amerika Samoa Bank Building, Fagatogo, Maoputasi County, American Samoa

22 Groeselaan 18, 3521 CB Utrecht, Netherlands

23 Bairiki, Tarawa, Republic of Kiribati

24 1209 Orange Street, City of Wilmington, County of New Castle, Delaware, USA

25 Trafalgar Court, Admiral Park, St Peter Port, Guernsey, Channel Islands

26 C/- Bell Gully, Level 22, Vero Centre, 48 Shortland St, Auckland, New Zealand

27 701-705 Dalamal House, Nariman Point, Mumbai, India 400 02

28 C/- Walkers, P O Box 265GT, Walker House, George Town, Grand Cayman

29 C/- KMPG, Level 5, ANZ House, Victoria Parade, Suva, FIJI

30 C/-Corporation Service Company, 2711 Centreville Road, Suite 400, Wilmington, Delaware, USA, 19711

31 Level 12, National Bank House, 170 - 186 Featherston Street, Wellington, New Zealand

32 C/- Chapman Tripp, 1-3 Grey Street, Wellington, New Zealand

33 Sea Meadow House, Blackburne Highway PO Box 116, Road Town, Tortola, British Virgin Islands

34 Baker & McKenzie, Level 27, AMP Centre, 50 Bridge Street, Sydney, NSW, 2000, Australia

35 Suite 3901 - 3904, 39/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong

36 Level 14, ANZ Tower, 215-229 Lambton Quay, Wellington, New Zealand

This is the Annexure of 18 pages marked "B" referred to in the form 603 "Notice of initial substantial holder"

Signed by me and dated 28/ 9/2006
John William Priestley - Secretary
Australia and New Zealand Banking Group Limited

LAWYERS

Share Transfer Agreement No. 1
(ANZ InsAge Pty Ltd)

ANZ Orchard Investments Pty Ltd
ACN 098 285 244

ING Australia Limited
ABN 60 000 000 779

Level 39
101 Collins Street
Melbourne VIC 3000
Telephone (03) 9679 3000
Fax (03) 9679 3111

30 April 2002
Ref: JFS:THC:12862952

CONTENTS

SHARE TRANSFER AGREEMENT NO. 1
(ANZ InsAge Pty Ltd)

DATE 30 April 2002

PARTIES

ANZ Orchard Investments Pty Ltd ACN 098 285 244 ("ANZ HoldCo")

ING Australia Limited ABN 60 000 000 779 (the "Company")

RECITALS

ANZ HoldCo agrees to sell and transfer to the Company all the issued shares in the ANZ InsAge Pty Ltd ACN 099 665 648 ("SaleCo") in consideration of the Company agreeing to issue 6 fully paid ordinary shares in the Company to ANZ HoldCo, and otherwise on the terms of this document.

OPERATIVE PROVISIONS

1. AGREEMENT TO BUY AND SELL THE SALE SHARES

1.1 Sale and purchase

ANZ HoldCo as legal and beneficial owner agrees to sell to the Company, and the Company agrees to buy from ANZ HoldCo, the Sale Shares (together with all rights accrued or attaching to the Sale Shares) free from any Encumbrance, on the terms and conditions of this document.

1.2 Property, Title and Risk

Property in, title to and risk of the Sale Shares pass to the Company on Completion.

2. CONSIDERATION SHARES

2.1 Consideration Shares

In consideration of ANZ HoldCo agreeing to sell the Sale Shares to the Company, the Company agrees to issue the Consideration Shares to ANZ HoldCo.

2.2 Ranking of Consideration Shares

The Company represents and warrants to and covenants with ANZ HoldCo that, on their issue at Completion, the Consideration Shares will rank pari passu in all respects with the then existing fully paid ordinary shares in the capital of the Company and that the Consideration Shares shall be fully paid up.

3. COMPLETION

3.1 Time and place for Completion

Completion of the sale and purchase of the Sale Shares must take place on the Implementation Date, as the first step of Implementation.

3.2 ANZ HoldCo's obligations at Completion

At Completion, ANZ HoldCo must:

(a) deliver to the Company and place the Company in operating control of SaleCo and its businesses;

(b) deliver to the Company:

(i) instruments of transfer of the Sale Shares in favour of the Company which have been duly executed by ANZ HoldCo and are in registrable form in the form set out in schedule 2;

(ii) the share certificates for the Sale Shares;

(iii) the certificate of incorporation of SaleCo (and any certificates of incorporation on change of name of SaleCo;

(iv) the common seal (if any) of SaleCo;

(v) all available copies of the constitutions of SaleCo; and

(vi) the books and business and financial records of SaleCo, the registers and statutory records, minute books and other records of meetings or resolutions or shareholders or directors of SaleCo; and

(c) procure that a duly convened meeting of the directors of SaleCo is held at which it is resolved that each of the transfers of the Sale Shares be approved for registration (subject only to the payment of stamp duty) and that, upon registration, the appropriate share certificates be issued in the name of the Company.

3.3 The Company's obligations

At Completion, the Company must:

(a) issue the Consideration Shares to ANZ HoldCo; and

(b) deliver to ANZ HoldCo the share certificates showing ANZ HoldCo as the holder of the Consideration Shares.

3.4 Power of attorney

(a) To secure the performance by ANZ HoldCo of its obligations to the Company under this document, from Completion until the Sale Shares are registered in the name of the Company, ANZ HoldCo irrevocably appoints the Company as its attorney for the purpose of exercising all rights attaching to the Sale Shares.

(b) ANZ HoldCo ratifies and confirms now and for the future all actions lawfully undertaken by or on behalf of the Company under the power of attorney given by this clause.

(c) ANZ HoldCo agrees that in exercising the powers conferred by the power of attorney given by this clause, the Company is entitled to act in its own interests.

(d) ANZ HoldCo agrees not to attend or vote in person at any general meeting of SaleCo or to exercise any of the powers conferred on the Company by the power of attorney given by this clause.

(e) ANZ HoldCo declares that the power of attorney given by this clause will continue in force until all actions taken under it have been completed, notwithstanding the termination or rescission of this document, or the completion of any transaction under this document.

4. GENERAL

4.1 Governing law and jurisdiction

(a) This document is governed by and will be construed according to the laws of New South Wales.

(b) Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales, and the courts competent to determine appeals from those courts, with respect to any proceedings which may be brought at any time relating in any way to this document.

(c) Each party irrevocably waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, where that venue falls within paragraph (a) of this clause.

4.2 Definitions and interpretation

The definitions and rules of interpretation set out in schedule 1 apply for the purposes of this document.

4.3 Further acts

Each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by law or reasonably requested by any other party for the purposes of or to give effect to this document.

4.4 Notices

Any communication under or in connection with this document:

(a) must be in writing;

(b) must be addressed as shown below:

ANZ HoldCo
Name: Group General Counsel
Address: Level 6, 100 Queen Street
Melbourne, VIC, 3000
Fax no: (03) 9273 5622

Company
Name: Senior Legal Counsel
Address: Level 13, 347 Kent Street
Sydney, NSW, 2000
Fax no: (02) 9299 3979

(or as otherwise notified by that party to the other party from time to time);

(c) must be signed by the party making the communication or (on its behalf) by the solicitor for, or by any attorney, director, secretary, or authorised agent of, that party;

(d) must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with paragraph (b) of this clause; and

(e) will be deemed to be received by the addressee:

(i) (in the case of prepaid post) on the third business day after the date of posting to an address within Australia, and on the fifth business day after the date of posting to an address outside Australia;

(ii) (in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is a non business day, or is after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day; and

(iii) (in the case of delivery by hand) on delivery at the address of the addressee as provided in paragraph (b) of this clause, unless that delivery is made on a non business day, or after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day,

and where "business day" means a day (not being a Saturday or Sunday) on which banks are generally open for business in the place of receipt of that communication.

4.5 Counterparts

This document may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes an original of this document, all of which together constitute one agreement.

4.6 Amendments

This document may only be varied by a document signed by or on behalf of each of the parties.

4.7 Merger

No right or obligation of any party will merge on completion of any transaction under this document. All rights and obligations under this document survive the execution and delivery of any transfer or other document which implements any transaction under this document.

4.8 Assignments

No party may assign or otherwise transfer all or any part of its rights under this document without the prior written consent of each other party. A party may withhold its consent to such a request in its absolute discretion.

4.9 Consents

Any consent referred to in, or required under, this document from any party may not be unreasonably withheld, unless this document expressly provides for that consent to be given in that party's absolute discretion.

4.10 Waiver

(a) Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this document by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this document.

(b) Any waiver or consent given by any party under this document will only be effective and binding on that party if it is given or confirmed in writing by that party.

(c) No waiver of a breach of any term of this document will operate as a waiver of another breach of that term or of a breach of any other term of this document.

4.11 No representation or reliance

(a) Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this document, except for representations or inducements expressly set out in this document.

(b) Each party acknowledges and confirms that it does not enter into this document in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this document.

4.12 Frustrated Contracts Act

The provisions of the *Frustrated Contracts Act (NSW) 1975* shall not apply to this document.

4.13 Specific performance and injunctive relief

Each party recognises that a breach or threatened breach by it in regard to a provision of this document may cause irreparable harm to the other parties which may be out of all proportion to the claims for damages which might properly be made and that each other party shall have the right to seek and obtain injunctive relief and specific performance of this document.

4.14 Contra proferentum

In the interpretation of this document, no rules of construction shall apply to the disadvantage of one party on the basis that that party put forward or drafted this document or part thereof.

4.15 GST

(a) Terms defined in the GST Law have the same meaning in this clause 4.15.

(b) If a party has a claim under this document for a cost which includes an amount on account of GST, the claim is for the GST inclusive cost less the amount of any input tax credit to which that party is entitled in connection with that cost.

(c) If a party has a claim under this document whose amount depends on actual or estimated revenue or which is for a loss of revenue, revenue must be calculated without including any amount received or receivable on account of GST (whether that amount is separate or included as part of a larger amount).

(d) If any party ("supplier") makes a taxable supply to another party ("recipient") under this document, the recipient must pay to the supplier an additional amount equal to any GST payable on that supply without deduction or set-off of any other amount. The recipient must make that payment as and when the consideration for that supply or part of that consideration must first be paid or provided, except that the recipient need not pay any additional amount under this clause unless the recipient has received a tax invoice for that supply.

(e) Any consideration that is specified to be inclusive of GST must not be taken into account in calculating the GST payable in relation to a supply for the purposes of this document.

4.16 Attorneys

Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

SCHEDULE 1
DEFINITIONS

Unless the context otherwise requires, the following definitions apply in this document.

"Completion" means completion of the sale and purchase of the Sale Shares in accordance with clause 3.

"Consideration Shares" means 6 fully paid ordinary shares in the capital of the Company.

"Encumbrance" means any mortgage, charge, debenture, pledge, lien, hypothecation or other security interest, or any agreement to create those security interests and "Encumber" means, in relation to any asset, to create any Encumbrance over that asset.

"GST Law" has the meaning given to it in *A New Tax System (Goods and Services Tax) Act 1999* (Cth).

"Implementation" has the meaning given to it in the Implementation Deed.

"Implementation Date" has the meaning given to it in the Implementation Deed.

"Implementation Deed" means the implementation deed between Australia and New Zealand Banking Group Limited, ANZ HoldCo, ING Insurance International BV, ING Australia Holdings Limited and the Company dated 10 April 2002.

"SaleCo" has the meaning given to it in the recitals.

"Sale Shares" means all of the issued shares in SaleCo.

SCHEDULE 2
SHARE TRANSFER FORM

ANZ Orchard Investments Pty Ltd ACN 098 285 244, of Level 6, 100 Queens Street, Melbourne Victoria, 3000 ("Transferor") in consideration for the issue to it of the Consideration Shares (in accordance with, and as defined in, the Share Transfer Agreement No 1 (ANZ InsAge Pty Ltd) dated 30 April 2002 between the Transferor and the Transferee) by ING Australia Pty Limited ABN 60 000 000 779, of Level 13, 347 Kent Street, Sydney, 2000 ("Transferee") transfers to the Transferee 100 fully paid ordinary shares ("Shares") in ANZ InsAge Pty Ltd ACN 099 665 648 ("ANZ Sale Company"), a company registered in New South Wales.

The Transferee agrees at the time of execution of this Transfer by the Transferor ("Execution Time"):

(a) to accept the Shares subject to the terms and conditions on which the Transferor held the Shares at the Execution Time, being the terms and conditions applicable as between the ANZ Sale Company in relation to, and the holder for the time being of, the Shares; and

(b) to become a member of the ANZ Sale Company and to be bound, on being registered as the holder of the Shares, by the ANZ Sale Company's constitution.

Dated:

EXECUTED by ANZ Orchard Investments Pty Ltd:

Signature of director	Signature of director/secretary
Name	Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

	Signature of attorney
Signature of witness	Name
Name	Date of power of attorney

EXECUTED as an agreement.

EXECUTED by ANZ Orchard Investments Pty Ltd:

Signature of director

David B Valentine

Name

Signature of director / ~~secretary~~

STEPHEN GREEN

Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

Signature of witness

Name

Signature of attorney

Name

Date of power of attorney

BLAKE DAWSON WALDRON
LAWYERS

Share Transfer Agreement No. 2
(ANZ Managed Investments Limited)

ANZ Orchard Investments Pty Ltd
ACN 098 285 244

ING Australia Limited
ABN 60 000 000 779

Level 39
101 Collins Street
Melbourne VIC 3000
Telephone: (03) 9679 3000
Fax: (03) 96793111

30 April 2002
Ref: JFS:THC:12852952

CONTENTS

SHARE TRANSFER AGREEMENT NO. 2
(ANZ Managed Investments Limited)

DATE 30 April 2002

PARTIES

ANZ Orchard Investments Pty Ltd ACN 098 285 244 ("ANZ HoldCo")

ING Australia Limited ABN 60 000 000 779 (the "Company")

RECITALS

ANZ HoldCo agrees to sell and transfer to the Company all the issued shares in the ANZ Managed Investments Limited ACN 004 392 269 ("SaleCo") in consideration of the Company agreeing to issue 18,409,176 fully paid ordinary shares in the Company to ANZ HoldCo, and otherwise on the terms of this document.

OPERATIVE PROVISIONS

1. AGREEMENT TO BUY AND SELL THE SALE SHARES

1.1 Sale and purchase

ANZ HoldCo as legal and beneficial owner agrees to sell to the Company, and the Company agrees to buy from ANZ HoldCo, the Sale Shares (together with all rights accrued or attaching to the Sale Shares) free from any Encumbrance, on the terms and conditions of this document.

1.2 Property, Title and Risk

Property in, title to and risk of the Sale Shares pass to the Company on Completion.

2. CONSIDERATION SHARES

2.1 Consideration Shares

In consideration of ANZ HoldCo agreeing to sell the Sale Shares to the Company, the Company agrees to issue the Consideration Shares to ANZ HoldCo.

2.2 Ranking of Consideration Shares

The Company represents and warrants to and covenants with ANZ HoldCo that, on their issue at Completion, the Consideration Shares will rank pari passu in all respects with the then existing fully paid ordinary shares in the capital of the Company and that the Consideration Shares shall be fully paid up.

3. COMPLETION

3.1 Time and place for Completion

Completion of the sale and purchase of the Sale Shares must take place on the Implementation Date, immediately following Completion under the Share Transfer

Agreement No. 1 (ANZ InsAge Pty Ltd) made on or about the date of this document between the parties.

3.2 ANZ HoldCo's obligations at Completion

At Completion, ANZ HoldCo must:

(a) deliver to the Company and place the Company in operating control of SaleCo and its businesses;

(b) deliver to the Company:

(i) instruments of transfer of the Sale Shares in favour of the Company which have been duly executed by ANZ HoldCo and are in registrable form in the form set out in schedule 2;

(ii) the share certificates for the Sale Shares;

(iii) the certificate of incorporation of SaleCo (and any certificates of incorporation on change of name of SaleCo;

(iv) the common seal (if any) of SaleCo;

(v) all available copies of the constitutions of SaleCo; and

(vi) the books and business and financial records of SaleCo, the registers and statutory records, minute books and other records of meetings or resolutions or shareholders or directors of SaleCo; and

(c) procure that a duly convened meeting of the directors of SaleCo is held at which it is resolved that each of the transfers of the Sale Shares be approved for registration (subject only to the payment of stamp duty) and that, upon registration, the appropriate share certificates be issued in the name of the Company.

3.3 The Company's obligations

At Completion, the Company must:

(a) issue the Consideration Shares to ANZ HoldCo; and

(b) deliver to ANZ HoldCo the share certificates showing ANZ HoldCo as the holder of the Consideration Shares.

3.4 Power of attorney

(a) To secure the performance by ANZ HoldCo of its obligations to the Company under this document, from Completion until the Sale Shares are registered in the name of the Company, ANZ HoldCo irrevocably appoints the Company as its attorney for the purpose of exercising all rights attaching to the Sale Shares.

(b) ANZ HoldCo ratifies and confirms now and for the future all actions lawfully undertaken by or on behalf of the Company under the power of attorney given by this clause.

(c) ANZ HoldCo agrees that in exercising the powers conferred by the power of attorney given by this clause, the Company is entitled to act in its own interests.

(d) ANZ HoldCo agrees not to attend or vote in person at any general meeting of SaleCo or to exercise any of the powers conferred on the Company by the power of attorney given by this clause.

(e) ANZ HoldCo declares that the power of attorney given by this clause will continue in force until all actions taken under it have been completed, notwithstanding the termination or rescission of this document, or the completion of any transaction under this document.

4. ROLL-OVER ELECTION

(a) ANZ HoldCo and the Company must jointly choose to obtain the roll-over under Subdivision 124-M of the *Income Tax Assessment Act (Cth)* 1997 in respect of the sale of the Sale Shares.

(b) ANZ HoldCo acknowledges that the participation of the Company in this choice is not to be taken as any representation by the Company that the roll-over under Subdivision 124-M of the *Income Tax Assessment Act (Cth)* 1997 is necessarily available to ANZ HoldCo.

(c) ANZ HoldCo must inform the Company in writing of the cost base of the Sale Shares worked out just before execution of this document.

5. GENERAL

5.1 Governing law and jurisdiction

(a) This document is governed by and will be construed according to the laws of New South Wales.

(b) Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales, and the courts competent to determine appeals from those courts, with respect to any proceedings which may be brought at any time relating in any way to this document.

(c) Each party irrevocably waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, where that venue falls within paragraph (a) of this clause.

5.2 Definitions and interpretation

The definitions and rules of interpretation set out in schedule 1 apply for the purposes of this document.

5.3 Further acts

Each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by

law or reasonably requested by any other party for the purposes of or to give effect to this document.

5.4 Notices

Any communication under or in connection with this document:

(a) must be in writing;

(b) must be addressed as shown below:

ANZ HoldCo
Name: Group General Counsel
Address: Level 6, 100 Queen Street
Melbourne, VIC, 3000
Fax no: (03) 9273 5622

Company
Name: Senior Legal Counsel
Address: Level 13, 347 Kent Street
Sydney, NSW, 2000
Fax no: (02) 9299 3979

(or as otherwise notified by that party to the other party from time to time);

(c) must be signed by the party making the communication or (on its behalf) by the solicitor for, or by any attorney, director, secretary, or authorised agent of, that party;

(d) must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with paragraph (b) of this clause; and

(e) will be deemed to be received by the addressee:

(i) (in the case of prepaid post) on the third business day after the date of posting to an address within Australia, and on the fifth business day after the date of posting to an address outside Australia;

(ii) (in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is a non business day, or is after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day; and

(iii) (in the case of delivery by hand) on delivery at the address of the addressee as provided in paragraph (b) of this clause, unless that delivery is made on a non business day, or after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day,

and where "business day" means a day (not being a Saturday or Sunday) on which banks are generally open for business in the place of receipt of that communication.

5.5 Counterparts

This document may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes an original of this document, all of which together constitute one agreement.

5.6 Amendments

This document may only be varied by a document signed by or on behalf of each of the parties.

5.7 Merger

No right or obligation of any party will merge on completion of any transaction under this document. All rights and obligations under this document survive the execution and delivery of any transfer or other document which implements any transaction under this document.

5.8 Assignments

No party may assign or otherwise transfer all or any part of its rights under this document without the prior written consent of each other party. A party may withhold its consent to such a request in its absolute discretion.

5.9 Consents

Any consent referred to in, or required under, this document from any party may not be unreasonably withheld, unless this document expressly provides for that consent to be given in that party's absolute discretion.

5.10 Waiver

(a) Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this document by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this document.

(b) Any waiver or consent given by any party under this document will only be effective and binding on that party if it is given or confirmed in writing by that party.

(c) No waiver of a breach of any term of this document will operate as a waiver of another breach of that term or of a breach of any other term of this document.

5.11 No representation or reliance

(a) Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this document, except for representations or inducements expressly set out in this document.

(b) Each party acknowledges and confirms that it does not enter into this document in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this document.

5.12 Frustrated Contracts Act

The provisions of the *Frustrated Contracts Act (NSW) 1975* shall not apply to this document.

5.13 Specific performance and injunctive relief

Each party recognises that a breach or threatened breach by it in regard to a provision of this document may cause irreparable harm to the other parties which may be out of all proportion to the claims for damages which might properly be made and that each other party shall have the right to seek and obtain injunctive relief and specific performance of this document.

5.14 Contra proferentum

In the interpretation of this document, no rules of construction shall apply to the disadvantage of one party on the basis that that party put forward or drafted this document or part thereof.

5.15 GST

(a) Terms defined in the GST Law have the same meaning in this clause 5.15.

(b) If a party has a claim under this document for a cost which includes an amount on account of GST, the claim is for the GST inclusive cost less the amount of any input tax credit to which that party is entitled in connection with that cost.

(c) If a party has a claim under this document whose amount depends on actual or estimated revenue or which is for a loss of revenue, revenue must be calculated without including any amount received or receivable on account of GST (whether that amount is separate or included as part of a larger amount).

(d) If any party ("supplier") makes a taxable supply to another party ("recipient") under this document, the recipient must pay to the supplier an additional amount equal to any GST payable on that supply without deduction or set-off of any other amount. The recipient must make that payment as and when the consideration for that supply or part of that consideration must first be paid or provided, except that the recipient need not pay any additional amount under this clause unless the recipient has received a tax invoice for that supply.

(e) Any consideration that is specified to be inclusive of GST must not be taken into account in calculating the GST payable in relation to a supply for the purposes of this document.

5.16 Attorneys

Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

SCHEDULE 1
DEFINITIONS

Unless the context otherwise requires, the following definitions apply in this document.

"Completion" means completion of the sale and purchase of the Sale Shares in accordance with clause 3.

"Consideration Shares" means 18,409,176 fully paid ordinary shares in the capital of the Company.

"Encumbrance" means any mortgage, charge, debenture, pledge, lien, hypothecation or other security interest, or any agreement to create those security interests and "Encumber" means, in relation to any asset, to create any Encumbrance over that asset.

"GST Law" has the meaning given to it in *A New Tax System (Goods and Services Tax) Act 1999* (Cth).

"Implementation" has the meaning given to it in the Implementation Deed.

"Implementation Date" has the meaning given to it in the Implementation Deed.

"Implementation Deed" means the implementation deed between Australia and New Zealand Banking Group Limited, ANZ HoldCo, ING Insurance International BV, ING Australia Holdings Limited and the Company dated 10 April 2002.

"SaleCo" has the meaning given to it in the recitals.

"Sale Shares" means all of the issued shares in SaleCo.

SCHEDULE 2
SHARE TRANSFER FORM

ANZ Orchard Investments Pty Ltd ACN 098 285 244, of Level 6, 100 Queens Street, Melbourne Victoria, 3000 ("Transferor") in consideration for the issue to it of the Consideration Shares (in accordance with, and as defined in, the Share Transfer Agreement No 2 (ANZ Managed Investments Limited) dated 30 April 2002 between the Transferor and the Transferee) by ING Australia Pty Limited ABN 60 000 000 779, of Level 13, 347 Kent Street, Sydney, 2000 ("Transferee") transfers to the Transferee 242,311 fully paid ordinary shares ("Shares") in ANZ Managed Investments Limited ACN 004 392 269 ("ANZ Sale Company"), a company registered in Victoria.

The Transferee agrees at the time of execution of this Transfer by the Transferor ("Execution Time"):

(a) to accept the Shares subject to the terms and conditions on which the Transferor held the Shares at the Execution Time, being the terms and conditions applicable as between the ANZ Sale Company in relation to, and the holder for the time being of, the Shares; and

(b) to become a member of the ANZ Sale Company and to be bound, on being registered as the holder of the Shares, by the ANZ Sale Company's constitution.

Dated:

EXECUTED by ANZ Orchard Investments Pty Ltd:

Signature of director

Name

Signature of director/secretary

Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

Signature of witness

Name

Signature of attorney

Name

Date of power of attorney

EXECUTED as an agreement.

EXECUTED by ANZ Orchard Investments Pty Ltd:

[signature]

Signature of director

David B Valentine

Name

[signature]

Signature of director/~~secretary~~

STEPHEN GREEN

Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

[signature]

Signature of witness

Michael Harris

Name

[signature]

Signature of attorney

Narelle Wooden

Name

Date of power of attorney

BLAKE DAWSON WALDRON

LAWYERS

Share Transfer Agreement No. 3

(ANZ Life Assurance Company Limited)

ANZ Orchard Investments Pty Ltd

ACN 098 285 244

ING Australia Limited

ABN 60 000 000 779

Level 39
101 Collins Street
Melbourne VIC 3000
Telephone (03) 9679 3000
Fax (03) 96793111

30 April 2002

Ref: JFS:THC:12862952

CONTENTS

SHARE TRANSFER AGREEMENT NO. 3
(ANZ Life Assurance Company Limited)

DATE 30 April 2002

PARTIES

ANZ Orchard Investments Pty Ltd ACN 098 285 244 ("ANZ HoldCo")

ING Australia Limited ABN 60 000 000 779 (the "Company")

RECITALS

ANZ HoldCo agrees to sell and transfer to the Company all the issued shares in the ANZ Life Assurance Company Limited ACN 008 425 652 ("SaleCo") in consideration of the Company agreeing to issue 29,950,730 fully paid ordinary shares in the Company to ANZ HoldCo, and otherwise on the terms of this document.

OPERATIVE PROVISIONS

1. AGREEMENT TO BUY AND SELL THE SALE SHARES

1.1 Sale and purchase

ANZ HoldCo as legal and beneficial owner agrees to sell to the Company, and the Company agrees to buy from ANZ HoldCo, the Sale Shares (together with all rights accrued or attaching to the Sale Shares) free from any Encumbrance, on the terms and conditions of this document.

1.2 Property, Title and Risk

Property in, title to and risk of the Sale Shares pass to the Company on Completion.

2. CONSIDERATION SHARES

2.1 Consideration Shares

In consideration of ANZ HoldCo agreeing to sell the Sale Shares to the Company, the Company agrees to issue the Consideration Shares to ANZ HoldCo.

2.2 Ranking of Consideration Shares

The Company represents and warrants to and covenants with ANZ HoldCo that, on their issue at Completion, the Consideration Shares will rank pari passu in all respects with the then existing fully paid ordinary shares in the capital of the Company and that the Consideration Shares shall be fully paid up.

3. COMPLETION

3.1 Time and place for Completion

Completion of the sale and purchase of the Sale Shares must take place on the Implementation Date, immediately following Completion under the Share Transfer

Agreement No. 2 (ANZ Managed Investments Limited) made on or about the date of this document between the parties.

3.2 ANZ HoldCo's obligations at Completion

At Completion, ANZ HoldCo must:

(a) deliver to the Company and place the Company in operating control of SaleCo and its businesses;

(b) deliver to the Company:

(i) instruments of transfer of the Sale Shares in favour of the Company which have been duly executed by ANZ HoldCo and are in registrable form in the form set out in schedule 2;

(ii) the share certificates for the Sale Shares;

(iii) the certificate of incorporation of SaleCo (and any certificates of incorporation on change of name of SaleCo;

(iv) the common seal (if any) of SaleCo;

(v) all available copies of the constitutions of SaleCo; and

(vi) the books and business and financial records of SaleCo, the registers and statutory records, minute books and other records of meetings or resolutions or shareholders or directors of SaleCo; and

(c) procure that a duly convened meeting of the directors of SaleCo is held at which it is resolved that each of the transfers of the Sale Shares be approved for registration (subject only to the payment of stamp duty) and that, upon registration, the appropriate share certificates be issued in the name of the Company.

3.3 The Company's obligations

At Completion, the Company must:

(a) issue the Consideration Shares to ANZ HoldCo; and

(b) deliver to ANZ HoldCo the share certificates showing ANZ HoldCo as the holder of the Consideration Shares.

3.4 Power of attorney

(a) To secure the performance by ANZ HoldCo of its obligations to the Company under this document, from Completion until the Sale Shares are registered in the name of the Company, ANZ HoldCo irrevocably appoints the Company as its attorney for the purpose of exercising all rights attaching to the Sale Shares.

(b) ANZ HoldCo ratifies and confirms now and for the future all actions lawfully undertaken by or on behalf of the Company under the power of attorney given by this clause.

(c) ANZ HoldCo agrees that in exercising the powers conferred by the power of attorney given by this clause, the Company is entitled to act in its own interests.

(d) ANZ HoldCo agrees not to attend or vote in person at any general meeting of SaleCo or to exercise any of the powers conferred on the Company by the power of attorney given by this clause.

(e) ANZ HoldCo declares that the power of attorney given by this clause will continue in force until all actions taken under it have been completed, notwithstanding the termination or rescission of this document, or the completion of any transaction under this document.

4. ROLL-OVER ELECTION

(a) ANZ HoldCo and the Company must jointly choose to obtain the roll-over under Subdivision 124-M of the *Income Tax Assessment Act (Cth)* 1997 in respect of the sale of the Sale Shares.

(b) ANZ HoldCo acknowledges that the participation of the Company in this choice is not to be taken as any representation by the Company that the roll-over under Subdivision 124-M of the *Income Tax Assessment Act (Cth)* 1997 is necessarily available to ANZ HoldCo.

(c) ANZ HoldCo must inform the Company in writing of the cost base of the Sale Shares worked out just before execution of this document.

5. GENERAL

5.1 Governing law and jurisdiction

(a) This document is governed by and will be construed according to the laws of New South Wa'es.

(b) Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales, and the courts competent to determine appeals from those courts, with respect to any proceedings which may be brought at any time relating in any way to this document.

(c) Each party irrevocably waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any procee:ings have been brough: in an inconvenient forum, where that venue falls within paragraph (a) of this clause.

5.2 Definitions and interpretation

The definitions and rules of interpretation set out in schedule 1 apply for the purposes of this document.

5.3 Further acts

Each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by

law or reasonably requested by any other party for the purposes of or to give effect to this document.

5.4 Notices

Any communication under or in connection with this document:

(a) must be in writing;

(b) must be addressed as shown below:

ANZ HoldCo
Name: Group General Counsel
Address: Level 6, 100 Queen Street
Melbourne, VIC, 3000
Fax no: (03) 9273 5622

Company
Name: Senior Legal Counsel
Address: Level 13, 347 Kent Street
Sydney, NSW, 2000
Fax no: (02) 9299 3979

(or as otherwise notified by that party to the other party from time to time);

(c) must be signed by the party making the communication or (on its behalf) by the solicitor for, or by any attorney, director, secretary, or authorised agent of, that party;

(d) must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with paragraph (b) of this clause; and

(e) will be deemed to be received by the addressee:

(i) (in the case of prepaid post) on the third business day after the date of posting to an address within Australia, and on the fifth business day after the date of posting to an address outside Australia;

(ii) (in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is a non business day, or is after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day; and

(iii) (in the case of delivery by hand) on delivery at the address of the addressee as provided in paragraph (b) of this clause, unless that delivery is made on a non business day, or after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day,

and where "business day" means a day (not being a Saturday or Sunday) on which banks are generally open for business in the place of receipt of that communication.

5.5 Counterparts

This document may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes an original of this document, all of which together constitute one agreement.

5.6 Amendments

This document may only be varied by a document signed by or on behalf of each of the parties.

5.7 Merger

No right or obligation of any party will merge on completion of any transaction under this document. All rights and obligations under this document survive the execution and delivery of any transfer or other document which implements any transaction under this document.

5.8 Assignments

No party may assign or otherwise transfer all or any part of its rights under this document without the prior written consent of each other party. A party may withhold its consent to such a request in its absolute discretion.

5.9 Consents

Any consent referred to in, or required under, this document from any party may not be unreasonably withheld, unless this document expressly provides for that consent to be given in that party's absolute discretion.

5.10 Waiver

(a) Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this document by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this document.

(b) Any waiver or consent given by any party under this document will only be effective and binding on that party if it is given or confirmed in writing by that party.

(c) No waiver of a breach of any term of this document will operate as a waiver of another breach of that term or of a breach of any other term of this document.

5.11 No representation or reliance

(a) Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this document, except for representations or inducements expressly set out in this document.

(b) Each party acknowledges and confirms that it does not enter into this document in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this document.

5.12 Frustrated Contracts Act

The provisions of the *Frustrated Contracts Act (NSW) 1975* shall not apply to this document.

5.13 Specific performance and injunctive relief

Each party recognises that a breach or threatened breach by it in regard to a provision of this document may cause irreparable harm to the other parties which may be out of all proportion to the claims for damages which might properly be made and that each other party shall have the right to seek and obtain injunctive relief and specific performance of this document.

5.14 Contra proferentum

In the interpretation of this document, no rules of construction shall apply to the disadvantage of one party on the basis that that party put forward or drafted this document or part thereof.

5.15 GST

(a) Terms defined in the GST Law have the same meaning in this clause 5.15.

(b) If a party has a claim under this document for a cost which includes an amount on account of GST, the claim is for the GST inclusive cost less the amount of any input tax credit to which that party is entitled in connection with that cost.

(c) If a party has a claim under this document whose amount depends on actual or estimated revenue or which is for a loss of revenue, revenue must be calculated without including any amount received or receivable on account of GST (whether that amount is separate or included as part of a larger amount).

(d) If any party ("supplier") makes a taxable supply to another party ("recipient") under this document, the recipient must pay to the supplier an additional amount equal to any GST payable on that supply without deduction or set-off of any other amount. The recipient must make that payment as and when the consideration for that supply or part of that consideration must first be paid or provided, except that the recipient need not pay any additional amount under this clause unless the recipient has received a tax invoice for that supply.

(e) Any consideration that is specified to be inclusive of GST must not be taken into account in calculating the GST payable in relation to a supply for the purposes of this document.

5.16 Attorneys

Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

SCHEDULE 1
DEFINITIONS

Unless the context otherwise requires, the following definitions apply in this document.

"Completion" means completion of the sale and purchase of the Sale Shares in accordance with clause 3.

"Consideration Shares" means 29,950,930 fully paid ordinary shares in the capital of the Company.

"Encumbrance" means any mortgage, charge, debenture, pledge, lien, hypothecation or other security interest, or any agreement to create those security interests and "Encumber" means, in relation to any asset, to create any Encumbrance over that asset.

"GST Law" has the meaning given to it in *A New Tax System (Goods and Services Tax) Act 1999* (Cth).

"Implementation" has the meaning given to it in the Implementation Deed.

"Implementation Date" has the meaning given to it in the Implementation Deed.

"Implementation Deed" means the implementation deed between Australia and New Zealand Banking Group Limited, ANZ HoldCo, ING Insurance International BV, ING Australia Holdings Limited and the Company dated 10 April 2002.

10

"SaleCo" has the meaning given to it in the recitals.

"Sale Shares" means all of the issued shares in SaleCo.

SCHEDULE 2
SHARE TRANSFER FORM

ANZ Orchard Investments Pty Ltd ACN 098 285 244, of Level 6, 100 Queens Street, Melbourne Victoria, 3000 ("Transferor") in consideration for the issue to it of the Consideration Shares (in accordance with, and as defined in, the Share Transfer Agreement No 3 (ANZ Life Assurance Company Limited) dated 30 April 2002 between the Transferor and the Transferee) by ING Australia Pty Limited ABN 60 000 000 779, of Level 13, 347 Kent Street, Sydney, 2000 ("Transferee") transfers to the Transferee 352,81[illegible] fully paid ordinary shares ("Shares") in ANZ Life Assurance Company Limited ACN 008 425 652 ("ANZ Sale Company"), a company registered in the Australian Capital Territory

The Transferee agrees at the time of execution of this Transfer by the Transferor ("Execution Time"):

(a) to accept the Shares subject to the terms and conditions on which the Transferor held the Shares at the Execution Time, being the terms and conditions applicable as between the ANZ Sale Company in relation to, and the holder for the time being of, the Shares; and

(b) to become a member of the ANZ Sale Company and to be bound, on being registered as the holder of the Shares, by the ANZ Sale Company's constitution.

Dated:

EXECUTED by ANZ Orchard Investments Pty Ltd:

Signature of director	Signature of director/secretary
Name	Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

	Signature of attorney
Signature of witness	Name
Name	Date of power of attorney

EXECUTED as an agreement.

EXECUTED by ANZ Orchard Investments Pty Ltd:

[signature]	[signature]
Signature of director	Signature of director/~~secretary~~
David B Valentine	STEPHEN GREEN
Name	Name

10

SIGNED for ING Australia Limited under power of attorney in the presence of:

	[signature]
	Signature of attorney
[signature]	Narelle Wooden
Signature of witness	Name
[signature]	
Name	Date of power of attorney